FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03058429

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

RE 5/1/03



For the month of May, 2003

Commission File Number : 001-14960

National Bank of Greece S.A.

(Translation of registrant's name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...√...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __√__

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ... √..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.



By:____________________

Name: Apostolos Tamvakakis
Title: Deputy Governor

Date: 7th May 2003

ANNUAL BULLETIN
FINANCIAL YEAR 2002



PURSUANT TO ART. 16

OF CAPITAL

MARKET COMMISSION



DEC/204/2000



NATIONAL BANK
OF GREECE
www.nbg.gr

NATIONAL BANK OF GREECE SA

REG No. 6062/06/B/86/01

ANNUAL BULLETIN 2002

This Annual Bulletin is intended to provide investors with regular and sufficient information on the activities of National Bank of Greece SA, pursuant to the provisions of Article 16 of Capital Market Commission decision No. 5/204/14.11.2000

In the event of violation of the provisions of this article the Board of Directors of the Capital Market Commission imposes the sanctions provided by article 7 of P.D. 360/1985, in accordance with section (a), paragraph 4, article 1 of Law 2836/2000.

Athens, April 2003

Financial Highlights

	National Bank		NBG Group	
	2002	2001	2002	2001
Profit and loss (€ millions)				
Net interest income	969	897	1 183	1 111
Total operating income	1 325	1 558	1 649	1 913
Profit before provisions	416	676	466	757
Profit before tax	297	647	350	699
Balance sheet (€ millions)				
Total assets	49 161	47 847	54 096	52 840
Total equity	2 353	2 266	2 584	2 578
Loans and advances to customers	18 147	16 388	20 608	19 252
Amounts owed to customers	41 446	40 534	44 801	44 813
Per share (€)				
Earnings	-	-	€0.93	€2.12
Dividend	€0.45	€1.10	-	-
Dividend yield (share price at 31.12)	3.3%	4.1%	-	-
Ratios				
Return on average equity (after tax)	8.3%	19.4%	8.7%	18.7%
Return on average assets (before tax)	0.6%	1.4%	0.7%	1.4%
Cost/ income (efficiency) ratio	68.6%	56.6%	71.7%	60.4%
Net interest margin	2.2%	2.2%	2.4%	2.4%
Loans after provisions to total assets	35.2%	32.6%	36.2%	34.5%
Capital adequacy				
Tier I	9.5%	9.9%	7.4%	8.9%
Total capital	12.6%	11.3%	10.4%	10.1%
Number of employees	14 707	15 194	20 146	21 332

Credit ratings	**Long - term**	**Short - term**
Moody's	A3	P-1
Standard & Poor's	BBB+	A-2
Fitch IBCA	A-	F-2
Capital Intelligence	A-	A-2

Contents

1. THE ANNUAL BULLETIN AND THE AUDITORS OF NATIONAL BANK OF GREECE	**5**
1.1 Introduction	6
1.2 Signatories	6
1.3 Certified Auditors	6
1.4 Tax audits	7
1.5 Consolidated companies	7
1.6 Public offerings	8
2. GENERAL INFORMATION ON THE BANK AND THE GROUP	**9**
2.1 History	10
2.2 General Information	10
2.3 Banking Products and Services	10
2.4 Customer service networks	11
2.5 Other services	12
2.6 Fixed assets	12
3. THE PERFORMANCE OF NBG STOCK	**14**
3.1 Description of the share capital	15
3.2 Shareholder Structure	16
3.3 The performance of NBG Stock	17
4. MANAGEMENT – DIVISIONS – SUPERVISION – ORGANIZATION CHART	**19**
4.1 Management	20
4.2 Divisions	21
4.3 Supervision	23
4.4 Organization chart	23
4.5 Staff	25
4.6 Curricula vitae	25
4.7 Pending Court Cases	27
5. ACTIVITIES OF THE NBG GROUP	**28**
5.1 Retail banking	29
Consumer credit	*29*
Credit cards	*29*
Mortgage lending	*30*
Lending to professionals	*31*
5.2 Business lending	31
Corporate lending	*31*
Shipping credit	*32*
5.3 Asset management	32
Deposits	*33*
Private banking	*33*
Mutual funds	*33*
5.4 Investment banking	34
Treasury activities	*34*
Brokerage	*35*
Underwriting and consulting	*35*
Venture Capital	*36*
5.5 International activities	36
5.6 Other activities of the NBG Group	37
Insurance	*37*
Real estate and general warehouses	*38*
5.7 A strategy for operational upgrading	39
5.8 Staff	40
5.9 The Bank and the community	40
6. RISK MANAGEMENT AND SYSTEM OF INTERNAL CONTROLS	**42**
Market risk	*43*
Credit risk	*44*
Country risk	*45*
Operational risk	*45*
Capital adequacy	*46*
6.2 Asset and liability management and internal pricing	47
6.3 Compliance and corporate governance	48

7. FINANCIAL STATEMENTS OF NATIONAL BANK OF GREECE **50**
7.1 NBG financial analysis 51
Results of operations *52*
Balance sheet *53*
7.2 Financial Statements 54
Notes to the Financial Statements 58

8. FINANCIAL STATEMENTS OF THE NBG GROUP **66**
8.1 Group financial analysis 67
8.2 Financial statements 71
Notes to the Financial Statements 73
8.3 List of Bank's participation 80
8.4 Consolidated Companies 81

9. PROFILE OF GROUP COMPANIES **83**
9.1 Financial sector companies 84
9.2 Companies of the non- financial sector 104

10. STRATEGY OF THE NBG GROUP **107**

11. REGULATORY REGIME **111**
11.1 Regulation and Supervision of banking in Greece 112
11.2 Requirements 112

12. CASH FLOW STATEMENTS **114**

13. ANNEXES

1. The Annual Bulletin and the Auditors of National Bank of Greece

1.1 Introduction

This Annual Bulletin includes information on the condition and development of the business, the results of operations, as well as the prospects of NATIONAL BANK OF GREECE SA (referred to as "The Bank" or "NBG") and its GROUP, such as are necessary in order to sufficiently inform investors, in accordance with Article 16 of decision 5/204/14.11.2000 of the Capital Market Commission's Board of Directors, published in the Government Gazette No 1487/6.12.2000 issue B.

This Bulletin shall be provided to investors free of charge, after the issuance of the Financial Statements and at least ten (10) working days before the Annual General Meeting of the Shareholders. A copy of the Annual Bulletin is submitted to the Capital Market Commission and the Athens Stock Exchange.

In the event of violation of the terms of Article 16 of the aforementioned decision, the Capital Market Commission's Board of Directors imposes the penalties provided for by Article 7 of the PD 360/1985, in accordance with section (a), paragraph 4, article 1 of L. 2836/2000.

1.2 Signatories

The persons responsible for compiling the Annual Bulletin are

Mr Anthimos Thomopoulos, Group Chief Financial Officer, Eolou 82-84, tel.: +30 210 334 3921, and

Mr Ioannis Kyriakopoulos, Manager of the Financial and Management Accounting Division, 6-10 Charilaou Trikoupi St., tel.: +30 210 369 5701.

The above persons confirm that:

(a) All the information included herein is thorough and true.

(b) There is no other information and no other events have occurred that require consideration or whose omission would or could render all or part of the information included in the Annual Bulletin as misleading.

(c) There were no outstanding court decisions against the Bank or the Group that could materially affect its financial situation.

1.3 Certified Auditors

The Bank and the Group are audited by statutory Certified Auditors.

The Balance Sheet, Profit and Loss Account and Appropriation Account of the Bank and the Group (Consolidated Financial Statements) for the financial years ending 31 December 2000, 2001 and 2002 have been prepared and published in accordance with Greek Law and the Generally Accepted Accounting Principles and Practices in Greece. They have been jointly audited by SOL SA and Deloitte & Touche Hadjipavlou, Sofianos & Cambanis SA (Deloitte & Touche SA) and specifically by the Certified Auditors Georgios Moskofidis, Vassilios Papageorgakopoulos of SOL SA and Nicolaos Sofianos of Deloitte & Touche SA for the financial years 2000 and 2001, and by Spyros Koronakis, and Vassilios Papageorgakopoulos of SOL SA and George Kambanis of Deloitte & Touche SA for 2002.

The auditors' reports are included in the appendix following the published Balance Sheets and Profit and Loss Accounts and do not express qualifications.

Further, the Statement of Appropriation of rights issue proceeds and the cash flow statements of the Bank and the Group for 2002 have also been audited by the aforementioned auditors. The statements are included in Chapter 12 of this Annual Bulletin.

In addition, Deloitte & Touche audit, in accordance with the Generally Accepted Auditing Standards in the USA, the financial statements of the Bank prepared in accordance with the

Generally Accepted Accounting Principles in the USA (US GAAP) following the listing of the Bank's shares on the New York and the London Stock Exchanges.

Finally, a separate "Other Information" Annex presents details on the auditors of the Group companies for 2002.

1.4 Tax audits

The Bank has been audited for all periods up to 31/12/2001 (fiscal year 2001). From the tax audit performed in 2000 for the fiscal year 1999, an additional tax liability of GRD 1 919 000 000 was imposed. This liability was paid in December 2000 and charged to the appropriation account of 2000. From the tax audit performed in 2001 for the fiscal year 2000 applying to NBG, an additional tax liability of € 6 342 981 was imposed, paid in January 2002 and charged to the appropriation account of the year 2002. From the tax audit performed in 2002 for the fiscal year 2001 applying to NBG, a tax liability of € 6 683 407 was imposed, paid in January 2003 and charged to the appropriation account of the year 2002. From the tax audit performed in 2002 for the companies absorbed by the Bank, additional tax liabilities were imposed as follows: a) €126 026.50 for the years 1997-2000 in the case of the former EthnoFact, b) € 393 073 for the year 2001 in the case of the former ETEBA, and c) € 1 144 539 for the years 1993-2000 in the case of the former Astir Hotel SA. These liabilities were paid in 2002 and charged to the appropriation account of the same year.

Group companies located abroad are taxed according to their local tax law.

Lastly, a separate statement in the "Other Information" Annex presents the unaudited fiscal years of the Group's companies.

1.5 Consolidated companies

The consolidated financial statements include the following companies: 1) Atlantic Bank of New York, 2) National Bank of Greece (Canada), 3) The South African Bank of Athens Ltd, 4) National Bank of Greece (Cyprus) Ltd, 5) "National" Securities Company S.A., 6) "Diethniki" Mutual Fund Management S.A., 7) "National" Mutual Fund Management S.A., 8) "Ethniki Kefalaiou" Management of Assets and Liabilities Co., 9) "National" Management and Organization Co., 10) "Ethniki" Leasing S.A., 11) "National" Regional Development Co. of Northern Greece S.A. Venture Capital, 12) NBG International Ltd, 13) NBG Finance plc, 14) National Securities Co. (Cyprus Ltd), 15) Interlease AD (Sofia), 16) NBG Balkan Fund Ltd, 17) NBG Greek Fund Ltd, 18) ETEBA Bulgaria AD, 19) ETEBA Emerging Markets Fund Ltd, 20) ETEBA Estate Fund Ltd, 21) ETEBA Venture Capital Management Company Ltd, 22) ETEBA Romania S.A., 23) "Ethniki" Venture Capital Management S.A., 24) Stopanska Banka AD Skopje, 25) United Bulgarian Bank, 26) ETEBA Advisory SRL, 27) NBG International Inc., 28) NBG Private Equity Ltd, 29) NBG Bancassurance Insurance Brokers S.A., 30) NBG Management Services Ltd, 31) NBG International Jersey Ltd, 32) NBG Luxembourg Holding S.A., 33) NBG Luxfinance Holding S.A., 34) NBG Asset Management S.A.S., 35) NBG International Asset Management S.A.S., 36) Innovative Ventures S.A. Of the companies included in the consolidated financial statements as at 31.12.2001, Banque Nationale de Grece (France) and National Investment Bank for Industrial Development S.A. (ETEBA) merged through absorption with National Bank of Greece S.A., in accordance with the provisions of Law 2515/1997. National Investment Company S.A., previously fully consolidated, was included in the consolidated financial statements of 31.12.2002 with the equity method of accounting. Also, the companies referred to under items 32, 33, 34 and 35 above were consolidated for the first time on 30.6.2002, while the company referred to under item 36 was consolidated for the first time as at 31.12.2002.

Subsidiaries' items were consolidated under the provisions of L. 2190/1920 and, in a number of cases, were adjusted so as to be in line with the Group's accounting principles.

1.6 Public offerings

During the last year there were no a) offers by third parties for the purchase or exchange of the Bank's shares, or b) offers by the Bank to purchase or exchange shares of other companies.

2. General Information on the Bank and the Group

2.1 History

National Bank of Greece SA was founded in 1841 and has been listed on the Athens Stock Exchange since 1880. In its 162 years of operations the Bank has expanded on its commercial banking business by entering into related business areas. This expansion has produced the large diversified financial group of services that today comprise the NBG Group. As part of this diversification, the Bank founded the Ethiniki Hellenic General Insurance Company in 1891 and the National Mortgage Bank in 1927. For a significant period, the Bank, in addition to its commercial banking services was responsible for issuing currency in Greece, until the establishment in 1928 of the Bank of Greece as a Central Bank. The Bank expanded its business further when, in 1953, it merged with the Bank of Athens S.A., which had been founded in 1893. In 1998, the Bank merged with National Mortgage Bank of Greece S.A. which had been formed from the merger of National Mortgage Bank and National Housing Bank of Greece S.A., in order to provide more integrated mortgage lending services to the Bank's customers. In 2002, the Bank merged, via absorption, with its subsidiaries National Investment Bank for Industrial Development S.A. (ETEBA) and BNG France in order to achieve strategic targets set by the Bank.

Up to a decade ago the Greek banking sector was highly regulated. Until that time, banks in Greece were obliged by the Greek State to invest approximately 40% of their drachma deposits in low-yielding Greek Treasury bills and observe substantial restrictions on foreign currency activities.

Regulatory reform in the Greek banking sector was gradually introduced between 1985 and 1987, beginning a process of significant liberalization. This process continued with the implementation of EU directives in the early 1990s. These changes permitted the expansion of business activities into new sectors, such as capital markets, asset management, consumer lending and mortgage lending while introducing increased competition from other domestic and foreign banks.

The Bank responded to these new business opportunities and challenges by becoming more commercially oriented. Since 1996 the Bank has substantially restructured its activities in order to improve its competitiveness.

2.2 General Information

The Bank was named "National Bank of Greece S.A." by the General Meeting of Shareholders of April 30, 1958.

The Bank's headquarters are located at 86 Eolou Street, (Reg. No. 6062/06/B/86/01), tel.: (+30) 210 334 1000. By resolution of the Board of Directors the Bank can establish Branches, Agencies and Correspondence offices in Greece and abroad.

The Bank's current corporate form will expire on February 27, 2053.

In accordance with article 3 of its Articles of Association, the Bank carries out in Greece and abroad all the banking and financial activities allowed to bank societes anonymes by Greek and EU legislation. It has become a diversified financial services group providing integrated services to meet the demands of its customers.

2.3 Banking Products and Services

Responding to its customers' needs, the Bank provides a wide range of multiple banking services from traditional deposits and foreign currency and credit card functions to investment banking services, commercial banking services, mortgage and consumer lending, asset management and brokerage. In addition, it provides and promotes electronic transactions systems in order to upgrade quality and speed of service.

2.4 Customer service networks

One of the Group's key strategic objectives is to ensure continuous improvement in its efficiency so as to achieve sales growth, offer improved services and reduce operating expenses.

In 2002, the Bank's network reorganization program was brought near to completion. The aim of this program is to enhance the efficiency of banking procedures and services. A key aspect of the program is the upgrade of both the physical aspect of the network and the professional quality of its staff, the focus being on product orientation, improved customer service, marketing and sales skills and centralization of back-office procedures.

During 2002, 210 full-banking and 125 retail-banking branches were fully restructured. Besides offering mainstream banking products, NBG's full-banking branches offer investment products, consumer, mortgage and business credit, and import-export products. The retail-banking branches, besides mainstream banking products, offer investment products and consumer and mortgage credit.

During the course of 2003, NBG's 230 core branches, with a staff of 5-7 employees each, will also be incorporated in this new banking model. Altogether, some 338 branches have already undergone restructuring. They manage to cover, allowing for variations across types of operation, 66%-94% of the Bank's business volume and employ 75% of the network's staff. At the end of 2002, the Bank's domestic network numbered 590 branches.

Change in average mothly sales
(Q4.2002 / 9-month 2002)



Lending to new professional credit customers
91.7
Disbursements of new mortgage loans
33.8
New credit cards (units)
84.0
New consumer/ Car loans (units)
377.4
New Open Ethnoloans
227.8
0%
100%
200%
300%
400%

The favorable impact of the reorganization program is reflected in the performance of the Bank's network. Following the changes introduced in 2002, the average monthly sales realized by the network within the last quarter of the year were significantly higher than the average monthly sales realized over the previous three quarters. The overall improvement is also reflected by the spectacular increase in consumer loans for car purchases (over 350%) and the significant growth in sales of NBG's capital guaranteed investment products (up 42%), new open Ethnoloans (up 228%), new credit cards (up 84%), mortgage lending (up 33.8%) and loans to SMEs (91.7%).

These developments were also accompanied by changes in the style of management in the Bank's network. The new approach is illustrated by the launch of new sales strategies that optimize both the retail and business client base, and by the development of a new system of target-setting, which is accompanied by a system of additional bonuses for the network's staff.

At the same time, alternative delivery channels were developed further in 2002, with a view to providing better customer service and reducing congestion at the branch level. Accordingly, the Bank's ATM network grew by 15% (a total of 1 074 machines at the end of the year), while the range of services available through ATMs was also enriched through new options such as machines accepting cash payments for credit card dues. Banking via ATMs increased by 4%, representing 42% of the Bank's total transactions volume. Furthermore, the market share of EthnoNet in the DIAS payment system reached 21.9%. A number of significant developments also took place in the Bank's Internet Banking services. The number of customers using NBG's Internet Banking rose by an impressive 153% in 2002 and is already in excess of 25 500 while the number of transactions made through Internet Banking increased by 167%.

2.5 Other services

National Bank, through specialized units of the Group, provides a wide range of financial services, such as insurance, leasing, factoring, asset management, computer services and training services to third parties.

The Group provides insurance services through Ethniki Hellenic General Insurance Company, which is not consolidated, in accordance with the prevailing legislation. This company is the largest insurance company in the Greek market with a strong capital base and an extensive network that offers fire, property, car, ship, plane, marine, and health insurance combined with investment programs.

2.6 Fixed assets

Developments in fixed assets for the period 31.12.2000 to 31.12.2002 are set out below:

€ thousand	**Cost 31.12.00**	**Additions/ Disposals 1.1.01 to 31.12.02**	**Total cost 31.12.02**	**Accumulated depreciation 31.12.02**	**Net book value 31.12.02**
Tangible assets:					
Land	171 724	86 335	258 059	-	258 059
Buildings	243 560	192 089	435 649	211 011	224 638
Furniture, electronic & other equipment	213 896	44 888	258 784	188 929	69 855
Other tangible assets	9 555	659	10 214	6 664	3 550
Fixed assets under construction and advances	10 566	13 744	24 310	-	24 310
Total tangible assets	**649 301**	**337 715**	**987 016**	**406 604**	**580 412**
Intangible assets:					
Establishment and formation expenses	3 622	2 154	5 776	3 935	1 841
Other intangible assets	158 670	161 923	320 593	113 094	207 499
Total intangible assets	**162 292**	**164 077**	**326 369**	**117 029**	**209 340**

The fixed assets of the Bank are free of charges or encumbrances.

The table below presents the expenses for the modernization of the fixed assets for the years 2000, 2001 and 2002.

€ millions	2002	2001	2000
Computer hardware	12.2	23.4	18.1
Software	11.9	22.6	20.6
Telecommunications	4.8	6.3	7.7
Reorganization	1.2	4.0	2.3
Total modernization investments	**30.1**	**56.3**	**48.7**
Buildings and land	45.3	42.0	26.5
Furniture and appliances	3.8	9.0	2.6
Other	2.3	3.4	4.0
Other transportation means	0.7	0.5	-
Total investments	**82.2**	**111.2**	**81.8**

3. The performance of NBG stock

3.1 Description of the share capital

The Bank's share capital amounts to € 1 043 419 437 divided into 231 870 986 shares at a par value of € 4.50 each. The following table briefly presents the development of the share capital:

BoD or G M date	Gov. Gazette	Number of new shares	Number of shares after the increase	Par value	Offering price	In cash	Capitalization of surplus and reserves	Dividend capitalization	Share capital after the increase
BoD.26.2.53		30 366	30 366	7 350 000	7 350	223 190 100			GRD 223 190 100
10.9.1953		10 122	40 488	7 350 000	7 350	74 396 700			297 586 800
2.4.1955			404 880	735					297 586 800
BoD14/27.11.56			404 880	1 436			283 820 880		581 407 680
14.4.1962		202 440	607 320	1 436	1 436	290 703 840			872 111 520
19.5.1969			1 214 640	725				8 502 480	880 614 000
28.5.1970		303 660	1 518 300	725			220 153 500		1 100 767 500
7.9.1972		216 900	1 735 200	725	725	157 252 500			1 258 020 000
7.9.1972		506 100	2 241 300	725			366 922 500		1 624 942 500
26.5.1975		89 652	2 330 952	725			64 997 700		1 689 940 200
2.6.1977			2 797 142	1 600			2 785 487 000		4 475 427 200
25.5.1979	4002/31.12.80	559 429	3 356 571	1 600	12 500	895 086 400			5 370 513 600
24.9.1982	4192/3.12.82		3 356 571	4 500			9 734 055 900		15 104 569 500
24.9.1982	4192/3.12.82	1 006 972	4 363 543	4 500			4 531 374 000		19 635 943 500
8.6.1988	2931/12.9.88	7 854 378	12 217 921	4 500			35 344 701 000		54 980 644 500
21.6.1991	4622/27.11.99	2 443 584	14 661 505	4 500	15 000	10 996 128 000			65 976 772 500
21.6.1991	4622/27.11.99	1 221 792	15 883 297	4 500			5 498 064 000		71 474 836 500
13.7.1994	5183/7.9.94		15 883 297	5 535			16 439 212 395		87 914 048 895
1031/18.11.1994	6868/13.12.94	45	15 883 342	5 535			249 075		87 914 297 970
1047/22.11.1995	6868/07.12.95	10	15 883 352	5 535			55 350		87 914 353 320
14.03.1997		1 588 335	17 471 687	5 800			13 421 431 280		101 335 784 600
6.10.1997	8371/2.12.97	3 494 337	20 966 024	5 800	23 000	20 267 154 600			121 602 939 200
1094/1095/9.12.1997		1 615 274	22 581 298	5 800			9 368 589 200		130 971 528 400
25.5.1998		4 516 260	27 097 558	5 800			26 194 308 000		157 165 836 400
9.9.1998		4 430 980	31 528 538	5 800			25 699 684 000		182 865 520 400
1116/8.12.98 1118/16.12.98		1 615 274	33 143 812	5 800			9 368 589 200		192 234 109 600
1117/8.12.98 1117/16.12.98		2 257 932	35 401 744	5 800			13 096 005 600		205 330 115 200
29.1.1999		106 205 232	141 606 976	1 450					205 330 115 200
6.4.1999		14 843 024	156 450 000	1 450	11 500	21 522 384 800			226 852 500 000
1129/6.4.99 1136/16.6.99		3 512	156 453 512	1 450			5 092 400		226 857 592 400
15.11.1999		6 461 096	162 914 608	1 450			9 368 589 200		236 226 181 600
18.4.2000		65 165 844	228 080 452	1 450			94 490 473 800		330 716 655 400
1165/15.11.00		6 461 096	234 541 548	1 450			9 368 589 200		340 085 244 600
26.4.2001		(6 461 096)	228 080 452	1 450			(9 368 589 200)		330 716 655 400
26.4.2001			228 080 452	1 533.375			19 016 207 686		349 732 863 086
1187/15.11.2001		6 461 100	234 541 552	1 533.375			9 907 289 213		359 640 152 299
28.12.2001		(6 461 100)	228 080 452	1 533.375			(9 907 289 213)		349 732 863 086
31.12.2001									€1 026 362 034
20.12.2002		3 790 534	231 870 986	4.50		8 086 472.32	8 970 930.68		€1 043 419 437

By resolution of the General Meeting of Shareholders, dated 26 April 2001, approved by the K2-6205 decision of the Deputy Minister of Development dated 23 May 2001, the share capital of the Bank was decreased by GRD 9 368 589 200 with the cancellation of 6 461 096 own shares purchased on 15 December 2000 by the Public Company for Transferable Securities SA (PCTS) pursuant to the agreement signed on 13 December 2000 between NBG SA and PCTS SA ratified by article 11 of L. 2892/9.3.2001.

By resolution of the General Meeting of Shareholders, dated 26 April 2001, approved by the K2-6205 decision of the Deputy Minister of Development dated 23 May 2001, the share capital of the Bank was increased by GRD 19 016 207 686 following the increase of the Bank's share par value from GRD 1 450 to GRD 1 533.375 (€ 4.5) resulting from the capitalization a) GRD 10 637 258 098 revaluation of assets reserve pursuant to L. 2065/ 1992 and b) GRD 8 378 949 588 of the share premium reserve .

By resolution of the Board of Directors 1187/15.11.2001 and 1888/15.11.2001 the share capital of the Bank was increased by GRD 9 907 289 283 by issuing 6 461 100 new shares at a par value of GRD 1 533.375. The increase resulted from the conversion of 1 615 275 bonds of the convertible bond loan issued in 1996. The difference between the bonds' par value and the shares' par value totaling GRD 10 527 554 812 was accounted as share premium reserve.

By resolution of the General Meeting of Shareholders, dated 26 November 2001, approved by the K2-17801 decision of the Deputy Minister of Development dated 28 December 2001, the share capital of the Bank was decreased by GRD 9 907 289 283 resulting from the cancellation of 6 461 100 own shares deriving from the conversion of 1 615 275 convertible bonds that were bought back by the PCTS on 15 December 2000 pursuant to the agreement signed on 13 December 2000, ratified by article 11 of L. 2892/9.3.2001.

By resolution of the General Meeting of Shareholders, dated 20 November 2002, approved by the K2-15554 decision of the Ministry of Development dated 20 December 2002, the share capital of the Bank was increased by € 17 057 403 resulting from the contribution of € 8 086 472.32 by the National Investment Bank for Industrial Development S.A. (ETEBA), which was merged by absorption on 20 December 2002 with National Bank of Greece, and from the capitalization of € 8 970 930.68 of the share premium reserve.

3.2 Shareholder Structure

At 31 December 2002, the share capital of NBG was divided into 231 870 986 ordinary shares. The increase in the number of shares, from 228 080 452 at end-2001, was due to the merger via absorption of ETEBA, a subsidiary of NBG. The 3 790 534 new shares were issued to the shareholders of the merged entity as well as to shareholders of NBG.

NBG SHAREHOLDER STRUCTURE: 31.12.2002


PRIVATE OVERSEAS INVESTORS 0.5%
PUBLIC PENSION FUNDS 17.1%
PRIVATE DOMESTIC INVESTORS 26.5%
OTHER DOMESTIC INSTITUTIONALS 15.6%
OVERSEAS INSTITUTIONALS 16.6%
NBG SUBSIDIARIES 4.9%
OTHER PUBLIC 6.6%
HELLENIC REPUBLIC-PCTS 12.2%

NBG SHAREHOLDER STRUCTURE: 31.12.2001


PRIVATE OVERSEAS INVESTORS 0.5%
PUBLIC PENSION FUNDS 17.3%
PRIVATE DOMESTIC INVESTORS 25.6%
OTHER DOMESTIC INSTITUTIONALS 16.1%
OVERSEAS INSTITUTIONALS 17.0%
NBG SUBSIDIARIES 4.7%
OTHER PUBLIC 14.3%
HELLENIC REPUBLIC-PCTS 4.5%

NBG's shareholders comprise individuals and legal entities as well as the Hellenic Republic. At end-2002, the Greek state owned 12.2% of the Bank's stock (up from 4.5% at the end of 2001), whether directly or via the Public Company for Transferable Securities (PCTS). This change reflects the transfer to the state (and thence to the PCTS) of 12 658 079 shares held by the Postal Savings Bank and of 5 000 000 shares held by the Deposit and Loans Fund following the conversion of the two organizations into societes anonymes. Correspondingly, the stake held by various public sector entities declined. As a result of these developments, the direct and indirect participation of the state, including state insurance funds, in the Bank's share capital remained virtually unchanged at 35.9%.

Of the remaining shares, as at 31 December 2002, 26.5% were owned by private international investors. Legal entities, primarily domestic and international institutional investors, owned 32.2%, as follows: domestic: 15.6%, international: 16.6%. NBG subsidiaries owned 4.9% of its share capital while private international investors owned 0.5%.

3.3 The performance of NBG Stock

In 2002, NBG stock moved in line with the general downward path of Greek and international stock markets. The decline in the NBG share price was 49.5% compared with 43.9% for the banking sector overall and 32.5% for the ASE general index. Accordingly, the NBG share price at 31 December 2002 stood at € 13.50 compared with € 26.72 at 31 December 2001. For the euro area as a whole, the DJ Euro Stoxx index recorded a stock market decline of 37.3%.

NBG Stock market data [(1)]

	2002	2001	2000	1999	1998	1997
Year-end price (€)	13.5	26.7	40.5	50.7	31.5	10.4
Year high (€)	27.3	45.4	54.3	61.8	31.5	15.5
Year low (€)	13.3	21.3	35.8	31.0	8.0	5.6
Mean price for the year (€)	19.8	33.9	44.9	45.1	19.0	11.8
Yearly coefficient of variation for NBG's share price (%)[(2)]	1.8	2.2	2.3	2.9	3.4	4.9
NBG market capitalization on the ASE (€ millions)	3 130.3	6 094.3	9 485.6	11 543.6	6 510.1	1 656.4
NBG to ASE market capitalization ratio (%)	4.7	6.4	8.0	5.9	9.8	5.8
NBG to banking sector capitalization (%)	20.1	23.8	25.9	27.4	39.6	31.6
Trading volume (€ millions)	910.9	2 464.8	3 461.7	7 686.1	3 514.7	1 264.7
NBG to ASE trading volume ratio (%)	3.7	5.9	3.7	4.5	8.5	7.6
NBG to banking sector trading volume ratio (%)	27.9	29.0	25.2	28.1	30.0	32.6

Source: ASE, Bloomberg, NBG calculations

(1) *For comparison purposes, share prices have been adjusted (Bloomberg methodology).*

(2) *Ratio of the yearly variation of daily prices over the corresponding average price.*

It should be noted, however, that over the course of the past five years, NBG stock has outperformed both the ASE general index and the ASE banking index. Between 31 December 1997 and 31 December 2002, the total return on NBG stock was 29.7% (excluding dividends) compared with 18.2% for the general index and 16.7% for the Greek banking sector index. For the euro area as a whole, during the same period, prices declined by 5.8% and the banking sector index by 12.0%.

At 31 December 2002, NBG's market capitalization totalled € 3 130 million, down € 2 964 million on the previous year. At year-end 2002, NBG's share in the total market capitalization of the ASE amounted to 4.7% compared with 6.4% at the end of 2001.

NBG's share displayed lower volatility in 2002 relative to its volatility in recent

NBG SHARE PRICE AND TRADING VOLUME (2002)


PRICE CHANGE
(BASE 31.12.2001=100)
TRADING VOLUME
€ MILLIONS
02/01/02
30/01/02
27/02/02
02/04/02
30/04/02
03/06/02
02/07/02
30/07/02
28/08/02
25/09/02
23/10/02
21/11/02
19/12/02
NBG TRADING VOLUME
NBG
ASE GENERAL INDEX

years. The coefficient of variation for its daily return dropped markedly to 1.8% in 2002 from 2.2% in 2001.

Dividend yield was satisfactory this year, considering the particularly low interest rate environment. The Board has proposed a dividend of € 0.45 per share to the AGM for fiscal 2002. This, together with the share price as at 31 December 2002, represents a dividend yield of 3.3% for 2002 compared with 4.1% for 2001.

4. Management – Divisions – Supervision – Organization chart

4.1 Management

In accordance with article 18 of the Articles of Association, the management of the Bank lies with the Board of Directors, which is composed of nine (9) to fifteen (15) members.

The members of the Board of Directors are elected by the shareholders at their General Meeting, which determines the precise number of the members on the Board. The members of the Board can be replaced at any time by the General Meeting.

The Board of Directors elects from its members, by 100% majority, the Chairman of the Board, the Governor who directs the Bank's operations, and between one and five Deputy Governors. The Chairman of the Board can also be elected as the Governor of the Bank.

The Board of Directors represents the Bank in court and in out of court settlements and can, if it so decides, assign authorities and responsibilities, either in whole or in part, including the representation right, to the Governor, the Deputy Governors, to one or more of its members or the Managers of the Bank or to third parties, determining at the same time the conditions under which these authorities are assigned. The authorities that require joint approval of the Board cannot be assigned.

The Board of Directors can, if decided, delegate part of its authorities and responsibilities, including the representation right, according to article 18 paragraph 2 and article 22 paragraph 3 of Codified Law 2190/1920 as amended, to employees of the Bank or other persons suitably qualified.

The Board of Directors can assign to the Governor and the Deputy Governors the right to further delegate the above mentioned authorities and responsibilities to other employees of the Bank.

The Board of Directors is responsible for:

- the establishment of Branches, Agencies and Representative Offices in Greece and abroad
- the participation of the Bank in other banks in Greece or abroad or the disposal of its participations
- the approval of the Organization Chart of the Bank
- the promotion of the Bank's Managers at the proposal of the Governor
- the approval of the Bank's and the Group's Financial Statements
- the setting up of foundations as designated by article 108 of the Civil Code and the participation in the companies designated by article 784 of the Civil Code

The Board of Directors of the Bank is composed as follows:

Chairman - Governor

Theodoros V. Karatzas

Deputy Governors

Theodoros N. Pantalakis

Andreas S. Vranas

Apostolos S. Tamvakakis

Non-Executive members of the Board

H.E. the Metropolitan of Ioannina Theoklitos

Dimitrios A. Daskalopoulos	*Chairman and Managing Director of Delta S.A.*
Panagiotis A. Zarras	*Employees' representative*
Vassilios K. Konstantakopoulos	*Ship's Master of the Merchant Marine / Ship owner*
Panagiotis V. Lambropoulos	*Retail Lambropoulos Bros SA*
Georgios Z. Lanaras	*Shipowner*
Miltiadis A. Nektarios	*Chairman of IKA (Social Security Fund)*
Ioannis P. Panagopoulos	*Employees' representative*
Dimitrios Papoulias	*Chairman of the Public Power Corp.*
Vassilios Th. Rapanos	*Chairman of the Council of Economic Advisers*
Georgios S. Tsougiopoulos	*Architect Engineer – Urban Planner*

The term of the Board of Directors lasts three years and is renewed yearly for one third of its members. The term ends at the AGM of the third year after election.

In 2002, the members of the Bank's Board were paid by NBG and its subsidiary companies from the general expenses or appropriation accounts the amount of € 2 152 479. Further, the Bank paid employer's contributions amounting to € 454 580. At 31 December 2002, the members of the Board held a total of 55 628 NBG shares.

4.2 Divisions

At the Board meeting of 12 May 2002, it was decided to make a number of changes to the Bank's organisational structure. New managerial posts – General Managers – were introduced, whose role is to supervise and coordinate the tasks of the various Divisions or groups of Divisions. The new General Managers are responsible for:

- Supervising and coordinating the activities of their respective units,
- Monitoring progress with regard to the Bank's business targets and goals,
- Approving expenditures, investments and financing within set limits, and
- Contributing to the Bank's management regarding the design of the Bank's strategy, setting out the various goals of the Bank, and drawing up an annual budget for their respective Divisions.

The following individuals were selected as General Managers:

Mr Agesilaos Karabelas	Legal Services
Mr Anthimos Thomopoulos	Financial & Management Accounting Services
Mr Nikolaos Mallouhos	Operational Support
Mr Thomas Pliakos	Human Resources
Mr Alexandros Tourkolias	Shipping Finance
Mr Dimitrios Pinis	Corporate Financing
Mr Ioannis Filos	Domestic Network
Mr Agis Leopoulos	International Activities
Mr Georgios Aronis	Retail Banking
Mr Dimitrios Goumas	Investment Banking
Mr P. Christodoulou	Treasury & Private Banking

Furthermore, the Bank has the following Administration Divisions with the respective managers:

Management Divisions

Human Resources Development Division	D. Broustas
Non-performing Loans Division	P. Kontogiannis
Secretariat Division	A. Stavrou
Treasury Division	L. Frangiadakis
Group Risk Management Division	M. Oratis
Private Banking Division	I. Georgiadis
Legal Division	M. Stathopoulos
Domestic Network Division	G. Giannissakis
International Division A	L. Konstantellos
International Division B	K. Othonaios
Operations Division	K. Marinakis
Investments & Capital Markets Division	G. Langas
Professional Credit Division	M. Konstantinidis
Internal Audit Division	G. Paschas
Procurement Division	I. Longakis
Network Operations Division	M. Myzethra
Project Finance Division	G. Kotsoridis
Consultancy Division	P. Doumanoglou
Mortgage Lending Division	G. Kondos
Consumer Credit Division	D. Pavlakis
Marketing Division	A. Giannakopoulou
Shipping Division	A. Tourkolias
Financial & Management Accounting Division	I. Kyriakopoulos
Organization Division	I. Balabanis
Property Management Division	D. Varelis
Commercial Credit Division	T. Panagiotopoulos
Information Technology Division	D. Vrailas
Personnel Division	E. Nikolaou
Strategic Planning and Research Division	P. Mylonas
Technical Services Division	H. Tzannetakis
Cash and Custody Division	I. Avgoustis
Corporate Banking Division	P. Fortounis
Corporate Loan Restructuring Division	L. Samanidis

Lastly, as per Board decision of 12 July 2002, the Regional Divisions were renamed Network Divisions while a new independent Sub-Division was set up, as follows:

Regional Divisions

Regional Division A	T. Valasiadis
Regional Division B	S. Asimopoulos
Regional Division C	G. Thanos
Regional Division D	P. Skoutaris
Regional Division E	A. Bousis
Regional Division F	G. Tzecheridis
Historical Archives Sub-Division	G. Notaras

Salaries paid by the Bank and its subsidiary companies from their expenses and profit appropriation accounts to the General Managers and Managers of the above Divisions and Network Divisions in 2002 amounted to € 5 401 980. The Bank paid employer's contributions of € 1 844 187. At 31 December 2002, the managers of the Divisions held 29 121 NBG shares in total.

4.3 Supervision

The certified auditors of the Bank are charged by the Law with supervision. According to L.2076/92 the internal control is performed by the Internal Audit Division of the Bank.

In accordance with the provisions of PD 267/ 24.7.95 applicable to groups that include at least one credit institution, the Bank as a group is supervised by the Central Bank of Greece.

The act of the Governor of the Bank of Greece 2438/ 6.8.98 introduced a framework of general rules for the operation of the internal controls system of Credit Institutions. Pursuant to this Act, the Audit Committee was established. The findings of the Committee for the accounting year 2002 are included in the Appendix to the Financial Statements.

4.4 Organization chart

- **CHAIRMAN** — Mr Theodoros Karatzas
  - Chairman's Office
  - GENERAL MANAGER Legal Services
    - Legal Services DIVISION
    - Secretariat DIVISION
  - Audit DIVISION
  - Strategic Planning & Research DIVISION
  - Group Risk Management DIVISION
  - Public Relations SUB-DIVISION
  - Historical Archive SUB-DIVISION
  - **DEPUTY-CHAIRMAN** Mr Theodoros Pantalakis
    - DEPUTY-CHAIRMAN'S OFFICE
    - GENERAL MANAGER Financial & Mngt Accounting services
      - Financial &Mngt Accounting DIVISION
      - Supplies DIVISION
      - Property Management DIVISION
    - GENERAL MANAGER Operational Support
      - Organisation DIVISION
      - Information Technology DIVISION
    - GENERAL MANAGER Human Resources
      - PERSONNEL DIVISION
      - Human Resources Development DIVISION
    - Technical Services DIVISION
    - Cash & Custody DIVISION
    - Operations DIVISION
  - **DEPUTY-CHAIRMAN** Mr Andreas Vranas
    - DEPUTY-CHAIRMAN'S OFFICE
    - GENERAL MANAGER Shipping Finance
      - Shipping Finance DIVISION
    - GENERAL MANAGER Corporate Financing
      - Corporate Financing DIVISION
      - Commercial Credit DIVISION
      - Non-Performing Loans DIVISION
    - GENERAL MANAGER Domestic Network
      - Network Operations DIVISION
      - REGIONAL DIVISION I
      - REGIONAL DIVISION II
      - REGIONAL DIVISION III
      - REGIONAL DIVISION IV
      - REGIONAL DIVISION V
      - REGIONAL DIVISION VI
      - CENTRAL BRANCH
      - PANEPISTIMIOU BRANCH
  - **DEPUTY-CHAIRMAN** Mr Apostolos Tamvakakis
    - DEPUTY-CHAIRMAN'S OFFICE
    - GROUP TREASURER Treasury DIVISION
      - Private Banking DIVISION
    - Marketing DIVISION
    - GENERAL MANAGER International Activities
      - International DIVISION I
      - International DIVISION II
    - GENERAL MANAGER Retail Banking
      - Mortgage Lending DIVISION
      - Consumer Credit DIVISION
      - Trade Credit DIVISION
    - GENERAL MANAGER Investment Banking
      - Investment & Capital Markets DIVISION
      - Project Finance DIVISION
      - Consultancy DIVISION

4.5 Staff

The personnel of NBG as at 31 December 2002 comprised 14 707 individuals (including local personnel of foreign branches) compared with 15 194 as at 31 December 2001. The corresponding numbers for the Group were 20 146 and 21 332 respectively.

The number of employees by category during the last three years is as follows:

	2000	2001	2002
Accountants - Cashiers	8 171	7 803	7 467
Higher qualification personnel	5 821	5 697	5 392
Officers – Cleaners -Technicians	1 417	1 354	1 310
Guards - Workers	20	27	27
Total domestic employees	**15 429**	**14 881**	**14 196**[1]
Foreign branch employees	359	313	394
Total	**15 788**	**15 194**	**14 590**

[1] *107 employees and 10 lawyers of the former ETEBA are not included in these figures. They were transferred, respectively, to the Personnel Division and the Legal Division after the decision to merge ETEBA with the Bank (20.12.2002).*

In 2002, the Bank made a total of 189 new hirings, primarily successful candidates of the competition held in October 2002 for high school graduates whose parents are already employed at the Bank (136 individuals). Another 13 new hirings were made in compliance with the requirements of L. 2643/98, and a further 13 as a result of inclusion of staff hired locally by the Bank's network in Germany into the staff in Greece. A total of 871 staff departed from employment at the Bank, 681 of whom took advantage of the Bank's voluntary early retirement package (28.5.2002).

2002 saw the first full results of the Bank's Assessment/Development Centres that were launched in 2001. In 2002, focus was placed on training staff in sales techniques and best customer service practices. Staff were also given training in computer systems such as IRIS, SAP, and Bancassurance.

Furthermore, with conditions in the banking sector constantly changing and advancing, the Bank views the training and education of staff as a vital component in its quest to achieve business success. As part of this policy, the Bank ran 1 050 training seminars with attendances totalling 13 286. The Bank also supports its employees who wish to pursue post-graduate studies, while its foreign language teaching courses have also been taken up eagerly, particularly by older members of staff. Furthermore, in 2002, the Bank assigned the design of a fast-track management training program to the Institute of Financial Services in order to enhance the managerial resources of its restructured branch network. This programme will be launched in 2003, and aims to foster a new generation of young, talented managerial staff in the Bank.

4.6 Curricula vitae

Chairman of the Board of Directors

Theodoros Karatzas. Mr Karatzas was appointed Governor of the Bank in February 1996. He is 72 years old and a graduate of Athens Law School and the Centre for European Studies of Strasbourg University. During 1982-1985, he was the Managing Director of ETEBA, Chairman of the Board of Directors of Banque Franco-Hellenique de Commerce International et Maritime and Chairman of the Board of Directors of ASPIS Housing Bank. During 1985-1987, he was the Secretary General of the Ministry of National Economy and in the period 1987-1988 he was the Deputy-Minister for National Economy. In the period 1986-1987, he was Chairman of the Modernization of the Greek Banking System Committee, which set the base for the liberalization of the Greek financial market at the end of the 80s and the beginning of the 90s. Mr. Karatzas has been a member of the Athens Law Society since 1955, has published articles on commercial and maritime Law and has been Chairman of the Hellenic Banking Association since 1996 and Chairman of 5 subsidiaries of the Group located outside Greece.

The Divisions reporting directly to Mr. Karatzas are as follows:

Secretariat Division, Group Risk Management Division, Legal Division, Internal Audit Division, Strategic Planning and Research Division, and the Historical Archive Sub-Division.

Deputy Governors

Theodoros Pantalakis. Mr. Pantalakis is 48 years old, was appointed Deputy Governor of the Bank in 1996 and is Vice-Chairman of the Board of Directors. In addition, Mr Pantalakis is Chairman or member of the Board of Directors of several Group companies, including Ethniki Insurance and Astir Hotels. Mr. Pantalakis is also Vice-Chairman of the Board of Directors of the Athens Stock Exchange and Chairman of the Board of Directors of the Athens Clearing House. Mr. Pantalakis holds a degree in Business Administration from the University of Piraeus. He worked as a financial analyst in commercial and industrial companies prior to being employed by ETEVA in 1980. In 1991, he was appointed Deputy Managing Director of Interamerican Group and in 1996 he returned to the National Bank of Greece Group.

The Divisions reporting directly to Mr. Pantalakis are as follows:

Financial and Management Accounting Division, Property Management Division, Information Technology Division, Organization Division, Operations Division, Procurement Division, Technical Services Division, Cash and Custody Division, Personnel Division and Human Resources Development Division.

Andreas Vranas. Mr. Vranas is 50 years old, was appointed Deputy Governor of the Bank in 1996 and is Vice-Chairman of the Board of Directors. In addition, Mr. Vranas is Chairman or member of the Board of Directors of several Group companies, including Ethniki Leasing. Mr. Vranas holds a degree in Business Administration from the Economics University of Athens, is a holder of a PhD in Finance from the University of Manchester and a holder of a degree in Finance from the University of Athens. He worked at ETEVA during 1979-1985 and the Ministry of National Economy from 1985 until 1988, when he rejoined ETEVA.

The Divisions reporting directly to Mr. Vranas are as follows:

Corporate Banking Division, Commercial Credit Division, Non-performing Loans Division, Shipping Division, Domestic Network Division, Regional Divisions A, B, C, D, E, F, Central Branch, and the Panepistimiou Branch.

Apostolos Tamvakakis. Mr. Tamvakakis is 45 years old, was appointed Deputy Governor of the Bank in 1998 and is Vice-Chairman of the Board of Directors. In addition, Mr. Tamvakakis is Chairman or member of the Board of Directors of several Group companies, including National Management and Organization Company. In 1996 he was appointed Deputy Governor of the National Mortgage Bank. He joined the National Bank of Greece following his resignation from ABN-AMRO Bank, where he was Deputy Managing Director for seven years. Mr. Tamvakakis is a graduate of the Economics University of Athens, and holds a postgraduate degree from the University of Canada.

The Divisions reporting directly to Mr. Tamvakakis are as follows:

Treasury Division, Consumer Credit Division, Marketing Division, Investments & Capital Markets Division, Mortgage Lending Division, Professional Credit Division, Private Banking Division, International Division A, International Division B, Consultancy Division, and Project Finance Division.

4.7 Pending Court Cases

In the course of its regular business activities, the Bank as well as the other companies of the Group are involved in court or other cases. The Bank considers that should these pending cases go against the Bank they will not materially affect the financial situation of the Group as a whole.

5. Activities of the NBG Group

5.1 Retail banking

Consumer credit

For yet another year, consumer credit provided a key lever for growth in the Group's retail banking business. During the course of 2002, special emphasis was placed on growing all the product delivery networks and capitalizing on the broad customer base of the Bank. In October 2002, the Bank introduced direct open account and credit card loan sales via a network that targets specific groups of customers. At the same time, selective customers were offered pre-approved open account loans, which proved extremely popular, as the positive response from customers was three times the anticipated level.


Consumer credit
(year- end balances, in € millions)
1600
1200
800
400
0
327.8
607.8
997.0
1218.3
1999
2000
2001
2002

Thus, following the high level of disbursements attained in 2001, 2002 continued strong performance. The Bank's consumer loans balance (excluding credit cards) at 31 December 2002 was up 22.2% on the previous year, representing 6.3% of the total loan portfolio.

National Bank aims to increase the degree of customer satisfaction vis-à-vis its retail business and to encourage its customer base to undertake recurring purchases, thereby gradually transforming its consumer credit portfolio from a "Product Portfolio" to a "Customer Portfolio", and its short-term working relationships to long-term relationships.

Credit cards


Credit cards
(year-end balances, in € millions)
1200
1000
800
600
400
200
0
352.5
528.2
779.7
1 030.1
1999
2000
2001
2002


Credit cards
(thousand units)
2002
1098
2001
865
2000
629
1999
502
1998
330

The Bank saw further advances in its credit card business in 2002 with the introduction of the Platinum MasterCard and the upgrade of its Business MasterCard, both of which target high-income customers. Moreover, the launch of its "Balance Transfer" program continued to be particularly successful, as funds transferred during 2002 presented an impressive increase. Provision of services expanded with the automatic increase in the credit limit and the payment of dues on credit cards via ATMs. In anticipation of developments, the Bank was active in the "smart card" segment, launching a co-branded card in cooperation with a large chain-store group. This card has all the benefits of a classic Visa card combined with the features of a loyalty card, whose owners will collect points through an award system for purchases made at the stores of the specific chain-store group.

Thanks to successful distribution channels and the broad range of products offered, credit card balances rose by 32.1% in 2002, thereby maintaining strong market share despite stiff competition from other market players. There was also an increase in the number of cards, by 27%, with NBG MasterCards and Visa cards

Number of POS terminals


2002
45 000
2001
33 000
2000
15 025
1999
8 635
1998
5 230

Level of transactions (acquiring)
(in € millions)


2002
944
2001
880
2000
629
1999
537
1998
465

totaling 1 097 800 at end-2002. It is worth noting also that in 2002 over 230 000 new cards were issued. During the period 1999-2002 a total of 770 000 new cards were issued, at an average annual growth rate of over 35%.

The network of businesses working in partnership with the Bank is steadily expanding (they now number more than 100 000), creating a strong base for future sales. In 2002, 12 600 new POS terminals were installed at hub locations around the country, particular emphasis being placed on covering tourist areas and large chain stores. Thus the total number of such terminals climbed to over 45 000, more than triple the number in 2000. Furthermore, during 2002, the level of transactions conducted via our business partners grew by 20%, generating total acquiring of € 944 million (0.6% of GDP).

Mortgage lending

The year 2002 saw further growth in mortgage lending despite the fact that the previous three-year period was also marked by brisk average annual disbursement growth of 45%.

NBG's mortgage lending product, Ethnohousing-1, continued to be a particularly popular product in 2002. It offers one of the lowest start-up rates in the market, making it highly competitive. Sales of Ethnohousing-1 accounted for approximately 45% of new loans in the area of NBG's mortgage lending business.

Another new product that saw particular success last year was the NBG Housing Plus loan, which links the loan rate to a specific institutional benchmark rate, the key ECB interest rate.

Requests for mortgage loans rose by an impressive 24% in 2002, supported by leveraging new distribution networks such as lending via third parties (e.g. insurance agents), and loans granted to employees at public utilities and other large corporations and cooperatives. Moreover, the Bank aims to maximize the potential of its large mortgage lending customer base and promote other products, such as cards, personal and consumer loans, and bancassurance products.

Mortgage loans
(year-end balances, in € millions)


6000
5000
4000
3000
2000
1000
0
3 158.0
3 701.0
4 613.6
5 640.0
1999
2000
2001
2002

NBG has taken the strategic decision to increase the average level of mortgage loans by marketing such loans to high-income customers and at the same time promoting longer-duration loans. Over the three-year period 2000-2002, this strategic focus has generated a 31.4% increase in the average loan level.


Mortgage loans
(new disbursements 1999-2002)
1400
1200
1000
800
600
400
200
0
599.0
846.0
1 223.8
1 337.9
1999
2000
2001
2002

As a result, during the course of 2002, new disbursements totaled € 1 338 million, up 9.3%. Accordingly, total *outstandings* rose to € 5 640 million, up 22%, despite the aging of the loan portfolio and, accordingly, high level of loans paid off. Consequently, the Bank remains the market leader in mortgage lending.

In 2003, the Bank aims to further enhance use of its branch network and alternative delivery channels while sustaining its particularly competitive pricing policy.

Lending to professionals

Last year saw some significant changes in the sphere of credit to small businesses, the principal aim being to enhance the quality of service offered to customers and intensify NBG's penetration into the professional credit segment. To achieve these aims, in mid 2002, the Bank divided its credit activities into two categories, according to the level of turnover of the small businesses and professionals concerned. Businesses and professionals with an average annual turnover of up to € 1 million have thus been classed for "professional credit" and belong to the Bank's retail banking operations.

This strategy has proved to be particularly effective. Operations in the sphere of lending to professionals showed rapid growth, with the loan balance totaling € 575 million at end-2002, up 35% from March. To achieve this, three new lending products were launched: the "Open Professional Plan", and the "Mid to Long-Term Fixed Assets Loan" and "Mid to Long-Term Working Capital Loan" for professionals and small businesses. At the same time, the Bank generated mass sales to targeted groups of self-employed and small business customers.

A significant aspect of the quality of the Bank's professional credit performance is reflected in the fact that the growth in balances represented primarily new customers, at 72.2%. Sales of the three new products accounted for no less than 58.7% of the total increase (the Open Professional Plan alone accounted for 50.8% of the increase).

5.2 Business lending

Business lending remains the major component of the Group's activity, with corporate loans, factoring and leasing services being offered to a wide range of companies, including the shipping industry.

NBG intends to expand its activity in sectors displaying high growth. Further penetration into SME financing constitutes a key aspect of this strategic objective. In the sphere of large corporate financing, the Bank focuses its strategy on selective entry into sectors showing growth potential, while leveraging its ability to cross-sell products so as to maximize yield per customer and loan.


Breakdown of NBG's business lending portfolio 2002
Shipping
9.4%
Public sector
10.1%
SMEs
28.3%
Large
corporates
52.2%

Corporate lending

In 2002, a key aim of the Group was to provide large corporate clients with integrated financing packages (including, for instance, loans, factoring, leasing and consulting services, deposit products and corporate insurance) with a view to growing yield per customer across the Group as a whole.


Business lending (customer growth 2002)
16%
14%
12%
10%
8%
6%
4%
2%
0%
14.0%
8.9%
10.7%
Large corporates
Shipping
SMEs

The number of the Bank's large corporate customers in 2002 rose by 14%, while the level of financing declined by 4% on account of the 12.5% reduction in the public sector loan balance. Alongside the implementation of a streamlined pricing policy, the Bank succeeded in growing its participation in the provision of funds to major self-financed projects in Greece and abroad. Furthermore, NBG continues to hold first place in lending to large corporations.

The aim for the current year is to achieve a qualitative broadening of the Bank's financing activities, with the focus on maximizing the opportunities and needs that arise with the ongoing inflow of CSF III funds, the 2004 Athens Olympics and the increase in self-funded and energy-related projects.

Shipping credit

Shipping is a long-established area of the bank's business, in which it holds the leading position in Greece, and third place internationally vis-à-vis financing the Greek-owned fleet. In 2002, the dry bulk and oil cargo markets initially saw a significant slowdown before picking up again in the last quarter of the year. Under these somewhat unpredictable conditions, the aim of the group has been, above all, to maintain the good quality of its portfolio, sustaining its new lending. On a second level, the Group has endeavored to attract new customers, with a view to forging long-term relationships. As a result, the shipping customer base of NBG grew by approximately 9%, while the number of ships in its loan portfolio totaled 267. New financing to shipping in 2002 totaled US$ 213 million, increasing the total loan portfolio 11.4% to well over 1 billion US dollars. It is noteworthy that financed vessels which are less than 5 years old represent 41% of NBG's total financing to shipping.

Lending to SMEs

After retail banking, lending to small and medium-sized enterprises (SMEs) was the fastest growing sector of the Bank's financing activities. In 2002 SME credit balances posted growth of 15%, increasing at a substantially faster rate during the second half of the year.

Over the course of the past year, activity focused on attracting new customers and enhancing yield.

At the same time, the Bank took some significant initiatives to strengthen special credit operations, such as leasing and factoring. In the case of leasing, the number of agreements increased by 22% while financing of new leasing operations grew by 71%. In the sphere of factoring, turnover and the number of customers grew by 148% and 115% respectively.

NBG expects 2003 to be a particularly dynamic year in the sphere of lending to SMEs. The reorganization of its branches, completed in 2002, will benefit smaller businesses, while new products tailored to the needs of companies as well as the marketing of CSF III funding should all lead to significant turnover growth in this area.

5.3 Asset management

The Group is a leading investment solutions provider in Greece, as demonstrated by the growth in its related investment products in 2002.

Deposits

Total Group deposits and repos in 2002 stood at € 44 801 million (up from € 44 813 million in 2001) while the Bank's market share was also reinforced. An analysis of deposits indicates that repos and savings deposits increased by 14% and 4.9% respectively, at the expense of sight and time deposits (down by 11% and 6.5% respectively).

NBG Deposits- market shares (%)



Total
26.9 Dec 02
26.5 Dec 01
Repos
10.7
13.2
Time
24.4
24.0
Savings
36.1
35.8
Sight
14.5
18.3
0% 5% 10% 15% 20% 25% 30% 35% 40%

Source: Bank of Greece, NBG

Breakdown of NBG Deposits in 2002



Other 0.4%
REPOS 17.7%
Sight 8.1%
Time 20.9%
Savings 52.8%

During this period of low interest rates and declining markets, NBG launched a series of new capital guaranteed investment products offering the potential for higher returns than conventional deposits. The products issued during the course of 2002 attracted a significant level of funds, indicating that there is considerable demand by the saving public for such types of sophisticated investment product. At 31 December 2002, capital guaranteed products sold totaled € 321 million as compared with just € 64 million at the end of August 2002, while the balance in February 2003 had risen to € 400 million.

Private banking

Since the end of 2002, the Bank's private banking business has experienced a new start. It aims to provide top quality investment services to high net worth individuals and to meet specialized investment requirements. In this context, our private banking division is about to launch three new units in Athens, Thessaloniki and London with a view to attracting and serving the increasingly sophisticated demands of customers in this business segment.

To enhance transactions efficiency, customers will be provided with direct access to their current investment position. A new computer system is being set up for automated monitoring of such positions and printing of the relevant statements.

Sales of capital guaranteed products (in € thousands)



500 000
400 000
300 000
200 000
100 000
0
64 338
102 053
145 525
221 008
320 585
402 232
412 856
Aug 2002
Sep 2002
Oct 2002
Nov 2002
Dec 2002
Jan 2002
Feb 2002

Mutual funds

The Group broadened its client base substantially in 2002 thanks to both the launch of new mutual fund products and changes in legislation related to the management of insurance funds. A total of 16 mutual funds under the brand name "Delos" today provide customers with a full range of investment fund solutions, including money market instruments, equities, bonds and international sector-specific investments.

In 2002, following recent legislative changes, emphasis was placed on management of insurance funds, particularly since this sector offers considerable scope for growth. To this end, the Group developed an integrated fund management system that enables the creation of specialized investment configurations for each insurance organization, and went out to present these to the key insurance institutions of the country. In May 2002, after winning the contract competition, the Group undertook the management of part of the reserves of the TAP-OTE insurance fund, totaling € 86.7 million. Moreover, in February 2003, the Bank was selected along with another Greek bank to co-manage the assets, totaling € 328 million, of the mixed MF of IKA, the Social Insurance Foundation.

Alongside the current four packages of Delos funds, which were designed to cater for customers of varying risk profiles, a number of special investment fund portfolios for institutional customers and corporations was also introduced (White Delos Fund Portfolio, Hellas Eurozone Delos Funds Portfolio, Global Delos Funds Portfolio).

Furthermore, the Group sought to launch new MFs that invest in foreign equities, limiting to some extent potential losses. These products (NBG Synesis Funds-SICAV and NBG International Funds SICAV) comprise a range of jointly managed umbrella funds and are an innovation in the Greek market. During the course of 2002 a further MF product, NBG Global Equity Fund, was also launched.



Funds under management: market shares 2000-2002
%
18
16
14
12
10
8
6
4
2
0
16.8
15.8
16.7
2000
2001
2002

In 2002, the marketing of mutual funds was upgraded, with the operation of a Sales Promotion Center assigned with the task of directing and supporting sales through the Bank's network. This has already reported encouraging results.

Diethniki Mutual Fund Management succeeded in improving the performance and the class of its MFs, with funds under management remaining at € 4.2 billion at the end of 2002, despite the general decline in equity fund assets. This reduction stemmed primarily from the downturn in the ASE general index during the course of the year. Given that the MF market as a whole presented a decline in assets of 5.3%, it is noteworthy that Diethniki did not present a decline in its assets. It thus succeeded in increasing its market share, holding on to second place in the sector.

5.4 Investment banking

The NBG Group maintained the leading position in all the key areas of investment banking, including treasury activities, capital market operations, and debt and consulting services, offering top quality services to its customers.

Treasury activities

The Group's Treasury is active in the trading and marketing of Greek government bonds, foreign exchange, interbank products, and on-market and OTC financial derivatives.

The NBG Group is the principal trader of Greek government and corporate debt. For the second consecutive year, it was the first among 18 key dealers in Greek government securities traded electronically through the Electronic Secondary Securities Market (HDAT). Moreover, NBG was the first Greek bank to participate in EuroMTS, the pan-European electronic trading platform for government and quasi-government Eurobenchmark bonds.

The Group is also a primary dealer in Europe, acting as the main liquidity link between Greece and the rest of Europe. Furthermore, NBG is the only Greek bank participating on a daily basis as a panel bank with Euribor, as well as participating in the Euro Liquidity Committee and the Euribor Committee. In the interbank market for repos on Greek government bonds the Group controls the largest share of the market on a European level. Furthermore, for the second time, the Bank in 2002 held first place in Greece in FX dealing, while it is also the principal dealer in the financial derivatives market.

Brokerage

In 2002, despite the adverse climate in global stock markets, the Group managed to ride the storm and further strengthen its competitiveness. By developing new products and services that meet the needs of today's customers, the Group succeeded in enlarging its market share and holding second place in the market. New services in 2002 included:

- Cosmos: providing customers with immediate investment access to 31 stock markets.
- Margin Account : buying shares on credit.
- On-line trading.

The growth in market share (from 6.8% in 2001 to 7.8% in 2002) stemmed first and foremost from growth in the Bank's foreign institutional clientele. At the same time, the Group continues to enhance its presence in trading of derivatives and fixed income instruments. In the year ahead, the Group intends to extend its strategic marketing and sales policy to other customer segments – particularly individuals – while ensuring the continuous upgrade of its services.

Underwriting and consulting

As was to be expected, the adverse climate that prevailed throughout 2002 in the Greek and international capital markets took its toll on the number of initial public offerings (down from 24 in 2001 to 20 in 2002). Nevertheless, the Group maintained a notable level of underwriting and consulting business during the year, acting as coordinator, lead manager or underwriter in 18 of the 20 issues of 2002 in Greece. On the basis of the total level of risk undertaken, the Group attained a market share of 15.6%.

The Group played a notable role in the two largest public offerings of 2002, acting as:

- Global coordinator and bookbuilder, as well as financial consultant for the second tranche of the Public Power Corporation's privatization process, in a share offering of € 370 million.
- Lead underwriter in the SPO of OPAP, the Football Pools Organization, as part of its privatization process, in an offering worth € 503 million.

In the sphere of government and corporate debt, NBG acted as underwriter in twelve issues. These included government bond issues, bank bonds (EFG Eurobank-Ergasias, General Bank, and others) and eurobonds issued by Balkan states. The Group also participated in the Greek government 10-y bond (totaling € 5 billion) and 20-y bond (totaling € 3.5 billion) issued, respectively, in January and April 2002 as joint manager alongside five other Greek and foreign banks, achieving the widest dispersion of sales to domestic and international investors.

A strategic goal of the Group in 2002 was to continue its provision of consulting services in the sphere of project finance for major infrastructure projects, primarily in the public sector, and to broaden the provision of these services to the private sector. This goal was achieved, since in 2002 it continued to supply the government sector with consulting services for five major projects: the Rio-Antirio Bridge, the Athens Ring-Road, the Thessaloniki Subway, Greek Highways and the Thessaloniki submarine road artery. Furthermore, consulting services were provided to four projects in the private sector also.

The Bank also offers financial consulting services in Greece, SE Europe and the Mediterranean, focusing on the following areas:

1. Mergers and acquisitions in the private and public sectors.
2. Corporate restructuring and financing.
3. Business valuation studies.
4. Public sector privatization programs.

Venture Capital

The Group's venture capital activity extends to the wider region of SE Europe. It seeks to generate gains by strengthening the capital structure of fast-growing firms operating in promising sectors and led by efficient, dedicated management and then selling off the holding within a time horizon of three to six years. The funds managed (via NBG Greek Fund, NBG Balkan Fund and NBG Technology) total approximately € 150 million. Notably, the Group runs the only specialized fund for high-tech investments in Greece, NBG Technology LP.

In 2002, the Group's venture capital business saw the following developments:

- The launch of a new fund, NBG Emerging Europe Fund LP, with total capital of € 30 million. It invests in non-listed, fast growing companies active primarily in Central and Southeast Europe. The fund will absorb the extant investments of NBG Balkan Fund Ltd, a process that should be completed in the first half of 2003.
- The launch of NBG Real Estate Fund LP (€ 30 million), which, in collaboration with JP Morgan Partners Peabody Fund, invests in the Greek real estate market.
- Participation in Turkish Private Equity Fund.

In 2003, the Group will continue to focus its interest on new investment opportunities in dynamic small and medium-sized enterprises, and firms that primarily target markets outside Greece.

5.5 International activities

International activities form a dynamic component of the operations of the NBG Group. The Group is active in 17 countries outside Greece via a 250-unit network of branches, representative offices and subsidiaries employing a total of 5 038 individuals.

NBG's international strategy aims to forge NBG into a vigorous regional force in the Balkans and SE Europe, and to consolidate its presence in major financial centers. This objective is pursued via steady enhancement of the administrative structure and the operation of the Group's units in such markets, and gradual and prudent expansion both in retail banking and in corporate finance. The endeavor is based on flexible implementation of the model NBG has successfully applied in Greece.

NBG's strategy, particularly for its Balkan network, shall continue to focus on:

- Investments in new systems and procedures
- Gradual expansion in retail banking activities
- Reinforcement of business lending, particularly to SMEs.

In recent years, NBG has posted remarkable progress in its efforts to enhance the presence and the performance of its international network. The international network's contribution to the Group's total net profit (excluding gains on trading) was 25% in 2002 compared with 12% in 2001 and just 4% in 2000. This improvement in the results of the Group's international operations is accounted for by:

- strategic moves made over the last few years,
- broad restructuring of the Group's international network, including investments in new systems and procedures,
- upgrading the quality of the network's management,
- gradual expansion in retail banking activities, and activity in the area of corporate financing in international markets,
- continued improvement in the performance of the SE European economies where the Group operates.

The Bank made significant advances in rationalizing its presence internationally, and restructuring its network of banking units. NBG sought to downscale its presence and restructure its networks in certain areas in view of changes in local market conditions and competition.

In the light of the above, the Bank decided to focus on wholesale and private banking in the UK and in Germany. The network of NBG subsidiary United Bulgarian Bank was restructured effectively, through a reduction in the number of units with poor results from 149 in 2001 to 104 in 2002 and cutting back the excess staff by 17.5%. A similar process of restructuring along with reduction in staff levels by 14.5% was implemented in subsidiary Stopanska Banka. On the other hand, following stabilization of the economic environment, NBG decided to strengthen the Group's presence in the Federal Republic of Yugoslavia by setting up three new units, as well as in Romania and Albania where a similar process is already under way.

The Bank made substantial efforts to upgrade the loan processing and IT infrastructure of its subsidiaries in SE Europe. Accordingly, UBB's credit procedures were restructured and credit centers launched with a view to boosting retail banking activities, while consumer credit was also reinforced through the launch of new products (credit cards, and consumer loans in collaboration with chain stores) and the installation of a new card management system. Moreover, in 2002, Stopanska Banka stepped up implementation of a new IT system (IT Globus) and a new data processing system (SAP R/3) supporting back-office procedures.

Alongside network restructuring and the introduction of new systems and procedures, NBG pursued growth in its retail banking operations. Accordingly, following the restructuring of its network, the launch of new products and a substantial increase in credit card volumes (up 54%), combined with a 21% increase in POS terminals, UBB achieved spectacular growth in its retail banking operations (up 250%). The launch of new deposit products in local currency and euro, together with expansion in mortgage and consumer credit had a correspondingly substantial impact on the retail business volumes of Stopanska Banka. Likewise, in Albania NBG also embarked on gradual and cautious expansion of its retail banking activities via the provision of mortgage loans and the launch of a special retail banking service.

2002 was a particularly good year for Atlantic Bank of New York (ABNY). Following its merger with Yonkers Financial Corporation, which was completed within the first half of 2002, ABNY's network increased to a total of 20 branches employing 291 staff. Its total assets amounted to $2.75 billion, up 39%, and pre-tax profits US$ 42.2 million, up 61%, at the end of the year. It should be noted that ABNY is a particularly efficient and profitable NBG subsidiary, while its loan portfolio consists mainly of loans to SMEs and mortgage lending.

National Bank of Greece (Canada) had similarly positive results. The Bank runs a network of 10 branches offering a full range of banking products and services, and focuses on real asset financing. Notably, in 2002 the Bank's pre-tax profit in Canada posted an increase of 21.7%.

In the current year, NBG aims to further enhance the results of its international activities. This decision reflects the increasingly significant role that international operations are assigned to play in the Group's profitability and strategy in the years ahead.

5.6 Other activities of the NBG Group

A significant part of the NBG Group's operations focuses on the areas of insurance and real estate. The Group is also active in the hotel services sector via Astir Palace Vouliagmenis S.A.

Insurance

The Group holds a leading position in the insurance sector via its insurance arm, Ethniki Hellenic General Insurance S.A. The company provides insurance cover for a broad range of risks (life, health, fire, calamity, credit, hull, aircraft and cargo) and enjoys strong reinsurance backup via world-class companies active principally in Europe.

Ethniki Insurance offers its products via a network of 58 branches, 156 insurance offices and 1 400 insurance agencies throughout the country. Furthermore, its products are now available via the branches of NBG as well.

According to the latest statistics, the market share of Ethniki Insurance in the general, automobile and life insurance sectors is 21.2%, 24.4% and 15.8% respectively. In 2002, life insurance premium production increased by 7.8%, totaling € 219.7 million as against € 203.8 million in 2001, while general insurance premium production rose by 11.4%, totaling € 370.4 million versus € 332.5 million in 2001. The unfavorable climate prevailing in the Greek capital market had an adverse impact on profitability. At the end of 2002, Ethniki Insurance decided to increase its share capital by € 60.25 million, as a measure to enhance its solvency margin.

Forthcoming changes in Greek legislation regarding insurance should provide new opportunities for the private insurance sector. The new pension system being planned for the country is expected to provide for the participation of private insurance companies in supplementing pension levels through voluntary, self-contributing plans. A significant boost in insurance business is also expected as a result of the preparations for the 2004 Athens Olympics.

Ethniki Hellenic General Insurance SA

€ thousands	2002	2001	±%
Total assets	1 319 584	1 250 821	5.5%
Equity	89 132	104 140	-14.4%
Share capital	71 726	71 726	0.0%
Reserves	17 406	32 414	-46.3%
Profit before tax	3 278	30 883	-89.4%

Real estate and general warehouses

Real estate constitutes a key area of operations for the NBG Group. The Group is active principally via the parent company NBG, Ethniki Kefalaiou S.A. and National Real Estate.

National Bank of Greece manages owned real estate, acquired mostly through public auction. In 2002, the Bank posted profit of approximately € 20 million from real estate sales and managed assets (other than self-used property) worth approximately € 89.7 million (book value before depreciation).

In 2002, the Group's net profit from real estate sales realized by Ethniki Kefalaiou stood at € 10.5 million. At the end of 2002, the company managed a total of 113 properties (other than self-used property) worth € 42.2 million (acquisition value).

NBG engages in the construction and utilization of general warehouses in Greece via its subsidiary National Real Estate. The company operates a network of branches throughout the country and general warehouses in major urban centers.

In 2002, National Real Estate posted an 11.5% increase in turnover (from € 10.4 million in 2001 to € 11.6 million in 2002), and an 86.2% average utilization of total storage capacity. In 2003, the company aims to launch into operation a new warehouse in Thessaloniki, as well as its modern storage facilities at Magoula, Attica, leased to the Organizing Committee of the Athens Olympics. Moreover, it offers a range of complex services (such as combined distribution and third-party logistics). On the basis of the above activities, National Real Estate expects to sustain and further consolidate its strategic position in the market, where it is currently estimated to hold a 40% market share (not including business related to goods in transit with the Piraeus and Thessaloniki Port Authorities and Customs Offices).

National Real Estate

€ thousands	**2002**	**2001**	±%
Total assets	280 497	281 295	-0.3%
Equity	274 169	273 994	+0.1 %
Share capital	49 086	54 540	-10.0%
Reserves	225 083	219 454	+2.6%
Profit before tax	2 451	5 901	-58.5%

Hotel business

National Bank of Greece is also active in the tourism and hotel services sector via Astir Palace Vouliagmenis S.A. The company operates three hotels (Arion, Nafsika and Aphrodite), equipped with full conference and other leisure facilities and providing high-quality hotel services to individuals and corporations.

Astir Palace is a luxury hotel close to Athens. The improvement and expansion of its current premises (construction of a new convention center and multi-purpose center, and modernization of the buildings and installations) should boost the company's profitability yet further. A significant advantage in this respect is the fact that the company's clientele consists principally of individual clients, rather than groups, and conventions, enabling Astir Palace to follow an independent strategy and pricing policy.

Astir Palace Vouliagmenis SA

€ thousands	**2002**	**2001**	±%
Total assets	147 937	148 603	-0.4%
Equity	137 184	135 836	+1.0%
Share capital	106 500	106 500	+0.0%
Reserves	30 684	29 336	+4.6%
Profit before tax	7 340	7 008	+4.7%

5.7 A strategy for operational upgrading

As part of its overall effort to enhance productivity, the NBG Group also seeks to modernize and upgrade its IT systems. A more advanced infrastructure enables the Bank to develop new products and to service its clientele and manage its resources more effectively. In the period 1999-2001 the Bank invested over € 170 million in its technology infrastructure. In 2002, as most of these projects are nearing completion, the corresponding figure was € 30.1 million.

In 2002, with a view to opening up opportunities for the entry of new blood into its staff ranks and to engendering a new customer-oriented culture in its employees, the Bank offered a voluntary early retirement scheme to staff (including ETEBA employees). The net present value of this program, pursuant to which a total of 725 employees retired, is estimated at € 200 million. This was the third such VER scheme introduced by NBG over the last three years while similar schemes have been implemented by various other companies of the NBG Group. In the period 2000-2002, a total of 1 379 employees retired from NBG, while in 2002 alone no less than 610 employees retired from the Group's overseas subsidiaries.

At the same time, the Bank has managed to limit growth in its other operating costs thanks to the implementation and monitoring of monthly budget plans.

5.8 Staff

The NBG Group exercises modern and efficient management of its human resources in the belief that its human capital is a vital component in the equation that leads to profitability in an increasingly competitive environment. As at 31 December 2002, the Bank's staff numbered 14 707 employees compared with 15 194 at 31 December 2001. The total staff of the Group at the end of 2002 was 20 146 as against 21 332 at the end of the previous year.

In 2002, the Bank hired 189 new staff. The total number of employees to retire during the course of the year was 871. Of these, the greater part were employees who took advantage of the voluntary early retirement package offered by the Bank.

In seeking to enhance the customer orientation of its services the Bank places special emphasis on professional training programs for its staff, particularly in the areas of sales techniques and best quality customer service. In 2002, no less than 1 050 staff training seminars were organized within the Bank, while the total number of participations in internal and external training sessions amounted to 13 286. In total, the Bank spent € 4 085 on staff training in 2002.

Capital expenditure

€ millions	**2002**	**2001**	**2000**
Computer hardware	12.2	23.4	18.1
Software	11.9	22.6	20.6
Reorganization	4.8	6.3	7.7
Telecommunications	1.2	4.0	2.3
Total	**30.1**	**56.3**	**48.7**

In 2003, the Bank plans to run a fast-track management training program designed in collaboration with the Institute of Financial Services in order to enhance the managerial resources of its restructured branch network. Furthermore, mini-conferences are being held to broaden awareness among managerial staff on matters related to the Bank's strategy, including NBG's business vision, corporate culture, and sound banking practice.

In 2002, the staff data processing system was further upgraded, and IT procedures were put in place to support the Bank's new Work Regulations. Within the framework of personnel data management, the design and development of the various SAP subsystems (which, besides staff data processing capabilities, include a new posts announcement system and an evaluation system) were advanced further.

5.9 The Bank and the community

National Bank of Greece is committed to its broader cultural role in the community within which it operates, supporting the arts and other cultural activities. In 2002, it was involved in a wide range of events and activities, from the performing and visual arts to the publication of books and the organization of cultural events. To illustrate, the total contribution of the Bank to sponsorship in the cultural sphere was over € 2.7 million.

NBG has a long record of sponsoring scientific research, education and environment-related issues and actions. It also supports conferences and other events related to finance and economics, as well as programs designed to develop communication with local and business representatives.

The Bank also lends support to projects aiming at the safekeeping and display of the country's cultural heritage, and the preservation and restoration of historical monuments. Bodies receiving such support included the Archaeological Society, the Seminary of Chalke, and the Maritime and Ethnographical Museum of Galaxidi.

Support was provided for programs and events by organizations working in the fields of health, child welfare and the fight against poverty.

The Bank's sponsorship for the performing arts was particularly noteworthy in 2002. These included the Christmas season of concerts at the Athens Concert Hall, productions at the National Opera House, the Athens Music Society and the international dance festival in Kalamata.

The Bank has a tradition also of supporting athletics events in Greece. Given the fact that Greece will be hosting the Olympic Games next year, the Bank has been contributing to projects designed to enhance the infrastructure enabling athletes in Greece to train and excel. Furthermore, it is the exclusive sponsor of the Hellenic Weight-Lifting Federation and of the Ensemble gymnastics team.

Environmental issues such as pollution, recycling and the protection of endangered species are a particular area of concern for NBG. Along these lines, the Bank provides for low energy consumption throughout its network and for the recycling of paper and metal generated by its operations. It also endeavors to preserve the traditional character and highlight the architectural virtues of heritage buildings in its possession.

Lastly, the Bank provided support for organizations working for the protection of wildlife species, including the Society for the Protection of the Sea Turtle, and the "Arktouros" Society for the Protection of the Natural Environment.

In the sphere of publishing, the Bank was particularly active via its Cultural Foundation, MIET, which brought out a total of nine new titles in 2002, and reprinted 15 older titles in response to demand. Also, the Paleographical Archive was moved to new premises, where it will be possible to develop new research and educational activities.

A donation by Victor and Niobe Melas of their map collection to MIET was a particularly important development in 2002. This is a unique collection, which in general lends considerable prestige to the Paleographical Archive and should enable it to attract other important archival donations.

Furthermore, the Cultural Foundation' presence outside the Greek capital in the various regions of Greece was also significant in 2002. MIET worked alongside local cultural bodies and organizations to bring a number of its core activities to fruition while also contributing to more general efforts to channel cultural activities to the regions.

6. Risk management and System of Internal Controls

6.1 Risk management

The NBG Group places a strong emphasis on effective and up-to-date risk management to ensure stability and continuity in its business. In line with best international banking practice, NBG focuses on management of market, credit and operational risk. The effectiveness of the Bank's risk management policies is evident, particularly given the current environment, characterized by rapid credit expansion and the adverse economic climate.

Market risk

NBG has implemented the latest methods for measuring and monitoring market risk in its trading portfolio.

Market risk in the Bank's trading portfolio is monitored on a day-to-day basis, using the "Value at Risk" (VaR) methodology. In 2002, the VaR arising from NBG's trading portfolio ranged from € 1.4 million to € 14.3 million and averaged € 4.3 million. Moreover, on the basis of the VaR methodology, the Bank established individual market risk limits so as to ensure more effective control of the individual market risk components (i.e. interest rate, FX and equity risk) as well as of aggregate market risk.

Over the past two years, the Bank has consistently sought to minimize interest rate risk in its fixed-rate government bond portfolio, principally through the use of derivatives. Furthermore, interest rate swap agreements are used to convert fixed-rate corporate bonds to floating rate bonds, with a view to mitigating the credit risk and thus reducing the capital requirements of the portfolio.

In 2002, NBG continued to promote investments in corporate bonds with high credit ratings from international rating agencies such as Moody's and Standard & Poor's. At the end of the year, the Bank's corporate bond portfolio had an average credit rating of A, equivalent to that of the Greek State (Hellenic Republic).

Trading portfolio VAR

(confidence level 99%, holding period 1 day)


Total VAR
Interest rate VAR
Equity VAR
FX VAR

Credit risk

In 2002, NBG continued to implement systematic quantitative and qualitative monitoring of its corporate loan portfolio, on the basis of the data obtained through its Credit Risk Rating System.

The main developments in NBG's business lending portfolio were as follows:


BREAKDWON OF CORPORATE BOND PORTFOLIO BY CREDIT RATING
BB 0.1%
AAA 8.3%
BBB 16.4%
AA 21.6%
A 53.6%


BUSINESS LENDING PORTFOLIO BY RISK CATEGORY
%
BALANCE
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
1
2
3
4
5
6
7
8
CREDIT RISK CATEGORIES

1. A qualitative shift towards credit of "acceptable" risk (moved up from grade 2 to 3, on the basis of the 8-grade credit rating system used by the Bank). The shift reflects the Bank's decision to rate a portion of its borrowers more conservatively, in view of the credit crisis worldwide. This change did not, however, affect the portion of business loans included in the broader category of "acceptable" credit, which constitutes the bulk of NBG's business lending portfolio (80%).

2. Credit that requires closer monitoring (rated 4 and 5) maintained a stable, low share in the portfolio (13%).

3. Problem credit (rated 8) was reduced principally as a result of write-offs and loan recoveries.

Consumer loans and credit cards not serviced for 100 days or more and business loans not serviced for 180 days or more are classified "non-performing" by the Bank. As of 1 January 2002, the period following which NBG's mortgage loans are defined as "non-performing" was reduced from 360 to 180 days; with this change, mortgage loans of approximately € 100 million were characterized "non-performing" by the Bank.

The NBG Group implements a particularly strict provisioning strategy, as a result of which its annual provisions surpass the Bank of Greece's minimum regulatory requirements. At end-2002, the excess amount was approximately € 170 million. Regarding the composition and level of provisions, NBG forms provisions for non-performing business loans as well as for performing business loans. In fact, provisions on small business loans presenting common features, consumer loans, letters of guarantee and credit card balances are formed on the basis of historic loan loss data. Furthermore, substantial general provisions are raised to cover unspecified risks.

Breakdown of loans in arrears, provisions and write-offs (in € millions)

	2002			2001	
in € millions	In arrears	Provisions	Write-offs	In arrears	Provisions
Business loans	689	522	29.8	766	543
Consumer loans & credit cards	152	104	0.6	119	80
Mortgage credit	338	178	0.4	253	155
Other provisions		34			35
Total	**1 179**	**838**	**30.8**	**1138**	**813**

NBG steadily enhanced the quality of its loan portfolio by implementing active risk management policies, and the following examples are indicative of the progress achieved over the past few years: From 1998 to 2002, the total balance of non-performing new mortgage loans represented a mere 0.8% of aggregate disbursements; furthermore, although consumer credit balances rose by € 1 800 million, non-performing consumer loans increased by just € 35 million during the same period.

At the end of 2002, loans in arrears represented 6.6% of NBG's loan portfolio, as against 7% at the end of 2001. Moreover, despite the change in the time period following which a mortgage loan is defined as "non-performing", mortgage loans in arrears increased only by 3.6%. Besides, the Bank's non-performing loan ratio, after deduction of provisions, stood at 1.9% (against 2.2% at end-2001), and was more than adequately covered by pledged securities and other collateral.

NBG constantly seeks to ensure that its credit risk management policies are upgraded through the development of new credit rating systems and the modernization of the systems already running. Following implementation of Moody's Risk Advisor system to support the credit approval process of medium-sized and large corporates, quantitative and qualitative customer databases and key ratio-criteria are now in place for the system to be fully operational during the first quarter of 2003. At the same time, NBG has developed a number of tools to enhance the effectiveness of its risk management decision-making. Accordingly, an expected default probability model was developed, permitting the estimation of listed companies' probability of default, while another three models were set up for rating the credit risk of other businesses (i.e. small and medium-sized enterprises, with annual turnover below € 1 million and from € 1 to € 2.5 million, respectively) as well as of self-employed individuals and small service suppliers.

According to international practice, NBG has sought to harmonize the systems it uses to measure credit risk with those used by international rating agencies (such as Moody's and S&P), through the gradual convergence to a 10-grade scale. Thus, it should be possible in the future to apply a uniform approach to credit risk.

Country risk

NBG's risk exposure in emerging markets continues to be limited. In fact, as at 31 December 2002 business undertaken in emerging markets represented less than 2% of the total assets of the NBG Group (excluding assets of subsidiaries).

In the context of its country risk management policy, NBG monitors capital contributions to overseas branches, participation in the share capital of international subsidiaries, loans and interbank placements in local companies and banks, commercial transactions with counterparties (companies and banks) domiciled in these countries and positions in securities issued by them.


NBG GROUP: COUNTRY RISK IN EMERGING MARKETS
(31.12.2002)
(€ millions)
350
300
250
200
150
100
50
Romania
Turkey
Egypt
Bulgaria
Albania
FYROM
Serbia

Operational risk

The Basel Committee proposals regarding the calculation of banks' capital requirements for operational risk should be finalized in 2003, and introduced by the end of 2006.

NBG has taken steps to develop an overall framework for the management of operational risk, on the basis of which it will be able to meet the requirements set for the implementation, initially, of the Standardized Approach.

Capital adequacy

At the end of 2002, NBG's capital adequacy ratios effectively demonstrated that the Bank and its Group are founded on a strong capital base enabling them to pursue future growth and address the attendant risks effectively. Specifically, NBG's Total and Tier I Capital Ratios stood at 12.6% and 9.5% respectively, well above the floor of 8% and 4% set by the Bank of Greece.



NBG CAPITAL ADEQUACY RATIOS
Tier I
Total
(%)
16
14
12
10
8
6
4
2
0
10.3
11.7
13.8
15.1
11.2
12.6
9.9
11.3
9.5
12.6
1998
1999
2000
2001
2002

The Bank's Total Capital Ratio rose substantially (from 11.3% to 12.6%) in 2002. This development is chiefly accounted for by an increase in Tier II capital due to a subordinated debt issue of € 750 million, which partially replaced a previous subordinated debt issue of US 200 million.

On the other hand, the Tier I Capital Ratio fell from 9.9% in 2001 to 9.5% in 2002, mainly due to the impact of:

- NBG's merger, by absorption, of subsidiaries ETEBA and BNG France, which resulted in a capital reduction equivalent to the goodwill created by the merger, and
- a 10.8% increase in the risk-weighted assets of NBG's trading portfolio as a result of the mergers

In 2002, the Group's Total Capital Ratio rose to 10.4% from 10.1%, while the Tier I Capital Ratio fell to 7.4% from 8.9% in 2001. The decrease was due to the combined effect on regulatory capital of three factors:

- NBG's absorption of subsidiary ETEBA (vis-à-vis minority rights).
- Regulatory consolidation of National Real Estate.
- Regulatory and accounting consolidation of National Investment Company, on the basis of the net book value method.

Furthermore, in 2002, internal VaR models for measuring market risk were accepted into the Greek regulatory framework governing capital requirements (as per Bank of Greece Governor's Act 2494/27.5.2002). In view of the fact that approval of NBG's internal VaR model by the Bank of Greece is now pending, this development should have a favorable impact on the capital ratios of the Bank.



GROUP CAPITAL ADEQUACY RATIOS
Tier I
Total
(%)
16
14
12
10
8
6
4
2
0
8.9
10.4
13.4
14.5
11.1
12.3
8.9
10.1
7.4
10.4
1998
1999
2000
2001
2002

Last, NBG was actively involved in the process of formulating the new proposals of the Basel Committee for Banking Supervision, participating in both the Quantitative Impact Studies and the special working groups organized by the Institute of International Finance.

Capital adequacy

in € millions	Bank 2002	Bank 2001	Group 2002	Group 2001
A. Risk- weighted assets				
Trading portfolio				
1. Market risk	2 254	1 840	3 077	2 827
2. Credit risk	1 263	1 334	1 732	1 643
Total trading portfolio	**3 517**	**3 174**	**4 809**	**4 470**
Total investment portfolio	18 207	17 810	20 219	19 817
Total risk- weighted assets	**21 724**	**20 984**	**25 028**	**24 287**
B. Regulatory capital				
Tier I capital	2 053	2 078	1 842	2 170
Total capital	2 729	2 362	2 600	2 445
C. Capital adequacy ratios				
Tier I capital ratio	9.5%	9.9%	7.4%	8.9%
Total capital ratio	12.6%	11.3%	10.4%	10.1%

6.2 Asset and liability management and internal pricing

In managing its assets and liabilities, NBG monitors closely key parameters impacting its balance sheet, including:

• Duration: the weighted average duration of assets increased by 74 basis points in 2002, while the weighted average duration of liabilities remained unchanged. It is noted that this positive spread does not include the impact of bond hedging and reflects conservative assumptions regarding products with unspecified maturity (such as savings deposits).


WEIGHTED DURATION
(Dec. 2001 - Dec. 2002)
Total assets
2.50
1.76
Total bond portfolio
4.17
3.19
Total loans
3.13
2.65
Total performing business loans
1.23
0.84
Total performing consumer loans
1.19
0.87
Total performing mortgage
6,39
5,93
Total liabilities
0.92
1.01
Total time deposits
0.21
0.21
Total Repos
0.13
0.05
0.00
1.00
2.00
3.00
4.00
5.00
6.00
7.00
Dec-01
Dec-02

• The pricing gap: the wide, positive spread reflects the high share of products whose price is set administratively on the liability side of the balance sheet.

• Interest income sensitivity analysis: a parallel shift downwards of the yield curve by 25 basis points is estimated to generate a € 36 million increase in interest income.


PRICING GAP (€ millions)
10
5
0
-5
-10
-15
-20
-25
O/N
month 1
months 2
months 3
months 4-6
months 7-9
months 10-12
months 13-15
months 16-18
months 19-21
months 22-24
yrs 3-5
yrs 5-10
yrs 11-15
>15 yrs
Non sensitive
Gap for the period
Cumulative gap

In 2002, NBG implemented an internal funds transfer pricing system using state-of-the-art software. In 2003, net interest income will be distributed monthly across units and products on a matched funding basis. The model which was developed is based on the concept of opportunity cost and assists in the fair distribution of the net interest margin across the various units that have contributed to it. This project forms part of NBG's Management Information System that is currently being created.


DURATION GAP (Dec. 2002) (€ millions)
9
6
3
0
-3
-6
-9
-12
-15
O/N
month 1
months 2
months 3
months 4-6
months 7-9
months 10-12
months 13-15
months 16-18
months 19-21
months 22-24
yrs 3-5
yrs 5-10
yrs 11-15
>15 yrs
Non sensitive
Gap for the period
Cumulative gap

6.3 Compliance and corporate governance

In 2002, NBG continued to focus on bringing the Group's operations in line with the current institutional framework and internationally accepted Codes of Ethics and Rules of Conduct.

Within a constantly evolving legal framework, NBG established policies and procedures enabling it to meet regulatory requirements effectively. A significant development was the implementation of a series of measures designed to facilitate NBG's compliance with the USA Patriot Act and avoid conducting business with shell banks. At the same time, the Bank's Computer Record for Monitoring Suspicious Transactions was put into full operation. Finally, NBG provides regular updates on Money Laundering issues to its officers.

In 2002, an effective institutional framework was also put in place to ensure compliance with the provisions of L. 3016/2002 on Corporate Governance. Specifically, NBG already adheres to the statutory provisions governing companies listed on the ASE, particularly Law 3019/2002 as amended by Law 3091/2002. NBG has (a) established corporate by-laws, (b) appointed non-executive Board members, (c) set up an internal audit unit supervising its internal control system, (d) implemented internal control mechanisms over the companies of its Group, and (e) monitors transactions of consequence carried out by its Directors and Managers, pursuant to the provisions of Greek law. NBG is also in the process of complying with the US Sarbanes-Oxley Act.

7. Financial Statements of National Bank of Greece

7.1 NBG financial analysis

In 2002, the Bank's **pre-tax profits** declined by 54.2% to € 296.7 million from € 647.5 million at the end of 2001. This reflects the decline in gains on equity trading, the cost of the NBG and ETEBA voluntary early retirement program for staff implemented during the course of the year, totaling € 28.5 million, and, lastly, the reduction in income for the Bank from divestiture of real estate.

This reduction had an adverse impact on the pre-tax **Return on Average Assets**, which dropped to 0.6% from 1.4% in 2001, and on after-tax **Return on Average Equity**, which stood at 8.3% in 2002 as against 19.4% in 2001.

Diagram 1: Return on average equity (after tax) and average assets (before tax)



4.0%
3.0%
2.0%
1.0%
30%
20%
10%
17.5%
27.7%
27.4%
19.4%
8.3%
1.19%
1.8%
2.2%
1.4%
0.6%
1998
1999
2000
2001
2002
ROAA (before tax)
ROAE (after tax)

The Bank's **cost/income ratio** rose in 2002 to 68.6% compared with 56.6% in 2001, due to the decline in gains on equity trading and loss of other extraordinary income. If gains on equity trading are excluded from the figures, the cost/income ratio remains at the same level as last year (2002: 74.0%).

Diagram 2: Cost: income ratio



80%
75%
70%
65%
60%
55%
50%
45%
40%
67.0%
74.0%
68.6%
57.9%
1998
1999
2000
2001
2002
Cost: Income
Cost: Income (adj)

Cost: Income: Operating expenses to total operational icnome
Cost: Income (adj): Operating expenses to total operational income minus income on financial operations

Net Interest Margin over the past four years has moved between 2.0% and 2.2%. In 2002, it stood at 2.2%, the same level as in 2001. Net interest income rose by 8.0%, and totaled € 969.1 million in 2002 compared with € 897.2 million in 2001.

Diagram 3: Net interest margin


2.4%
2.2%
2.0%
1.8%
2.1%
1.95%
2.19%
2.20%
NIM
1999
2000
2001
2002

In 2002, the Bank's **assets** increased by 2.7%, reaching almost € 49.2 billion, primarily due to the substantial increase in the loan and bond portfolio.

The Bank's **equity** in 2002 totaled € 2 353.2 million compared with € 2 265.7 million in 2001, up 3.9%.

Results of operations

Operating income was down 15.0% in 2002, at € 1 324.5 million compared with € 1 558.2 million in 2001. This trend reflects the high base effect of 2001, a year in which trading gains were particularly high as the interest rates on Greek bonds converged towards European levels (2002: € 75.5 million, 2001: € 285.1 million). Furthermore, the adverse conditions prevailing in the capital markets led to a decline in gains on equity trading from € 45.3 million in 2001 to € 8.9 million in 2002, and a fall in dividend income from € 68.5 million in 2001 to € 34.5 million in 2002.

Consequently, in 2002, the contribution of operating income (excluding gains on financial operations) to the Bank's revenues increased to 92.7% as against 77.4% in 2001, with net interest income amounting to € 969.1 million, up 27.0% on the previous year.

Diagram 4: Breakdown of income 2002


73%
3%
16%
7%
1%
Net interest income
Income from securities
Net commissions
Net profit on financial operations
Other operating income

Commissions income presented a marginal decline of 1.9% (2002: € 266.7 million, 2001: € 271.7 million). This is attributed almost entirely to the negative stock market climate, which led to a significant decline in capital market fees and commissions. This was offset, however, by a substantial increase in commissions related to retail banking operations, particularly consumer and credit card lending and intermediation.

Staff costs rose marginally by 1.0% while general administrative expenses increased by 10.8%, bringing operating charges in 2002 to € 817.5 million compared with € 790.4 million in 2001, up 3.4%. Finally, the Bank's extraordinary charges increased markedly to € 43.7 million, as against € 13.6 million in 2001, due to the voluntary early retirement package offered to staff at the Bank and its absorbed subsidiary ETEBA during the course of the year (€ 28.5 million).

Balance sheet

Lending grew by 10.7% to € 17 946 million compared with € 16 219 million in 2001, with the mix shifting towards household financing. For instance, consumer credit balances increased by 26.5% (2002: € 2 248 million, 2001: € 1 777 million). Mortgage lending rose by € 1 026 million (2002: € 5 640 million, 2001: € 4 614 million). Lending to business increased slightly, by 2.3% (2002: € 10 058 million, 2001: € 9 829 million). At the same time, however, the government bond portfolio grew to € 14 850 million, from € 12 941 in 2001, as well as the corporate bond portfolio, up 33.3%. There was an improvement in the quality of the loan portfolio, which is reflected in the steady decrease of non-performing loans as a percentage of the total portfolio (1.9% in 2002, compared with 2.2% in 2001).

Deposits and other amounts owed to customers grew by 2.2% in 2002, totaling € 41 445.7 million. This reflected primarily the increase in savings deposits (4.6%), testimony to the confidence of the saving public in the Bank.

The Bank's equity in 2002 totaled € 2 353.2 million as against € 2 265.7 million in 2001. The Bank's share capital increased from € 1 026.4 in 2001 to € 1 043.4 million in 2002 due to the merger with ETEBA. It should be noted that the loss arising from the valuation of the trading portfolio (€ 211.3 million) did not adversely affect the net position of the Bank, as it was set off against the gains realized from the restatement of the value of self-used property of the Bank at its fair value of € 211.8 million.

7.2 Financial Statements

NBG Balance Sheet

€ thousands	*Notes*	2002	2001	±%
Assets				
Cash in hand, balances with Central Bank	*2.*	665 799	2 101 059	-68.3%
Treasury bills and other bills		100 677	129 487	-21.7%
Loans and advances to credit institutions	*3.*	5 534 577	7 662 202	-27.8%
Reverse repos		4 410 915	1 990 673	+121.5%
Loans and advances to customers	*4.*	18 147 466	16 388 184	+10.7%
Less: Provisions for doubtful debts	*5.*	(837 966)	(783 867)	+6.9%
Debt securities and other fixed-income securities	*6.*	17 431 931	15 099 094	+15.5%
Shares and other variable yield securities	*7.*	289 288	551 961	-47.6%
Participating interests	*7.*	302 962	296 334	+2.4%
Shares in affiliated undertakings	*7.*	1 543 384	1 668 579	-7.5%
Intangible assets	*8.*	209 340	100 189	+109.0%
Fixed assets	*9.*	580 412	353 132	+64.3%
Own shares	*10.*	1 387	1 387	
Other assets	*11.*	479 216	1 975 872	-75.7%
Prepayments and accrued income	*12.*	301 895	312 253	-3.3%
Total		**49 161 283**	**47 846 539**	**+2.7%**
LIABILITIES				
Amounts owed to credit institutions	*13.*	3 422 718	3 126 617	+9.5%
Amounts owed to customers	*14.*	41 445 722	40 533 958	+2.2%
Debts evidenced by certificates	*15.*	30 109	53 340	-43.6%
Other liabilities	*16.*	887 912	1 396 515	-36.4%
Accruals and deferred income	*17.*	245 054	224 957	+8.9%
Provisions for liabilities and charges	*18.*	19 129	15 173	+26.1%
Provisions for general banking risks	*18.*	7 482	6 894	+8.5%
Subordinated liabilities	*19.*	750 000	223 344	+235.8%
Equity	*20.*	2 353 157	2 265 741	+3.9%
Total		**49 161 283**	**47 846 539**	**+2.7%**

NBG Equity

€ thousands	2002	2001	±%
Paid-up capital	1 043 419	1 026 362	+1.7%
Share premium account	32 393	35 971	-9.9%
Reserves:			
a. Statutory reserve	163 674	142 264	+15.0%
b. Extraordinary reserves	108 191	62 556	+73.0%
c. Tax – exempt reserve	684 087	724 070	-5.5%
d. Own – share reserve	1 387	1 387	-
Fixed assets revaluation reserve	96 836	86 373	+12.1%
Fixed assets investment subsidy	-	242	-
Retained earnings	223 170	186 516	+19.7%
Total	**2 353 157**	**2 265 741**	**+3.9%**

NBG off-balance sheet items

€ thousands	2002	2001	±%
Contingent liabilities from guarantees and assets pledged as collateral	23 001 933	17 394 946	+32.2%
Commitments arising from sale and repurchase agreements	-	148	-
Other off-balance sheet items:			
Items in custody and safe keeping	2 496 433	4 470 714	-44.2%
Commitments from bilateral contracts	11 668 587	20 861 737	-44.1%
Credit memo accounts	11 811 796	10 432 198	+13.2%
Total	**48 978 749**	**53 159 743**	**-7.9%**

NBG Profit and Loss Account

€ thousands	*Notes*	**2002**	**2001**	**±%**
Interest receivable and similar income	*21.*	2 492 170	2 962 329	-15.9%
Interest payable and similar charges	*22.*	(1 523 065)	(2 065 171)	-26.2%
Net interest income		**969 105**	**897 158**	**+8.0%**
Income from securities	*23.*	34 467	68 489	-49.7%
Commissions receivable	*24.*	266 672	271 744	-1.9%
Commissions payable	*25.*	(56 544)	(47 281)	+19.6%
Net profit on financial operations	*26.*	96 869	352 380	-72.5%
Other operating income	*27.*	13 948	15 714	-11.2%
Total operating income		**1 324 517**	**1 558 204**	**-15.0%**
Staff costs		(603 705)	(597 626)	+1.0%
Other administrative expenses		(213 740)	(192 848)	+10.8%
Profit on ordinary activities before provisions		**507 072**	**767 730**	**-34.0%**
Fixed assets depreciation	*28.*	(77 911)	(79 605)	-2.1%
Other operating charges		(13 636)	(11 636)	+17.2%
Provisions for doubtful debts		(116 000)	(117 388)	-1.2%
Profit on ordinary activities before tax		**299 525**	**559 101**	**-46.4%**
Extraordinary income		21 366	30 335	-29.6%
Extraordinary charges		(43 665)	(13 629)	+220.4%
Extraordinary profit		19 506	71 684	-72.8%
Profit before tax		**296 732**	**647 491**	**-54.2%**

Appropriation Account

€ thousands	**2002**	**2001**
Profit before tax	296 732	647 491
Prior years' retained earnings brought forward	202 936	67 553
Less: Prior years' tax liabilities	(14 690)	-
Distributable reserves	-	59 276
	484 978	**774 320**
Less:		
1. Income tax	(80 616)	(174 400)
2. Other taxes not included in operating expenses	(9 131)	(3 036)
Distributable profit	**395 231**	**596 884**
Appropriation of profit:		
1. Statutory reserve	9 615	22 960
2. Statutory dividend	58 983	250 888
2a. Additional dividend	45 358	-
3. Reserve for own shares	-	1 387
6. Tax- exempt reserves	638	45 339
6b. Special tax reserves	52 745	72 729
7. Board of Directors' fees	22	44
7a. Staff bonus	4 700	17 021
8. Retained earnings carried forward	223 170	186 516
	395 231	**596 884**

Notes to the Financial Statements

Note 1 *Accounting policies*

The Bank's accounting policies are in accordance with the provisions of Codified Law 2190/1920 on Sociétés Anonymes and of PD 384/31.12.92 relating to the Greek Chart of Accounts and the Generally Accepted Accounting Principles in Greece in conformity with practices and rules prescribed by regulatory authorities.

(a) Provision for loan losses and non performing loans

Specific provision is made for loans whose recoverability is considered doubtful. Management's evaluation for the provision required is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral and current economic conditions. Interest ceases to accrue for accounts for which there has been no payment of interest or repayment of capital for a period of twelve months after the due date and collection is considered doubtful.

(b) Investment valuation

Investments in securities in the trading portfolio and derivate products are stated at cost or market; whichever is lower on an aggregate portfolio basis, while investment portfolio investments are stated at cost.

(c) Fixed assets valuation

Premises, equipment and other fixed assets are carried at cost less accumulated depreciation, except for land and buildings, which are stated at revalued prices less accumulated depreciation. Depreciation is calculated according to the straight-line method on the basis of the estimated useful life of the related assets, with the exception of land. Land and buildings are revalued in accordance with the relevant legislation. The revaluation is recorded directly to a special reserve.

(d) Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated in accordance with prevailing exchange rate at year end and the resultant exchange differences is carried to the profit and loss account.

(e) Assets acquired through auctions

Assets acquired through auctions are classified as "foreclosed assets" in other assets and are stated at cost, less accumulated depreciation.

(f) Income tax

The provision for income tax is computed on the basis of the applicable tax laws.

(g) Affiliated companies

Affiliated companies represent consolidated and unconsolidated subsidiaries.

Key figures (€ thousands)	2002	2001	±%
Total assets	521	534	-2.4%
Equity	461	504	-8.5%
Share capital	588	591	-0.5%
Reserves	(127)	(87)	-46.0%
Profit before tax	(69)	(55)	-25.5%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	415
Amounts due to NBG	36
NBG direct participation (%)	92.0%
NBG indirect participation (%)	8.0%
Book value of shares held by NBG	546

NBG BANCASSURANCE

The company was established in 1998 in Athens. It provides insurance and reinsurance services and the evaluation of insurance contracts, especially in relation to the provision of housing loans.

Key figures (€ thousands)	2002	2001	±%
Total assets	20 057	16 481	+21.7%
Equity	1 052	1 050	+0.2%
Share capital	300	300	+0.0%
Reserves	752	750	+0.3%
Profit before tax	1 288	1 672	-23.0%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	966
Amounts due from NBG	436
Amounts due to NBG	386
NBG direct participation (%)	99.7%
NBG indirect participation (%)	0.3%
Book value of shares held by NBG	300

NBG MANAGEMENT SERVICES

It was established during 2000 in Nicosia, Cyprus. It provides management services to the rest of the Group companies.

Key figures (€ thousands)	2002	2001	±%
Total assets	1 462	1 230	+18.9%
Equity	1 434	1 211	+18.4%
Share capital	90	107	-15.9%
Reserves	1 344	1 104	+21.7%
Profit before tax	436	499	-12.6%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	960

Note 5 Provisions for doubtful debts

€ thousands	Balance 31.12.2001	FX revaluati on	Merger	Write-offs 2002	Provisions 2002	Balance 31.12.2002
Provisions L. 396/68	524 143	-	38 755	68 694	112 181	606 385
Provisions L. 1974/91	162 488	-		25 447	-	137 041
Total domestic	**686 631**	-	**38 755**	**94 141**	**112 181**	**743 426**
Provisions on foreign branches	97 236	(13 223)	7 346	145	3 326	94 540
Total	**783 867**	**(13 368)**	**46 101**	**94 141**	**115 507**	**837 966**

Note 6 Debt securities and other fixed-income securities

€ thousands	2002	2001	±%
Government bonds:			
Greek government	14 540 974	12 771 897	+13.9 %
Other sovereigns	308 674	169 300	+82.3%
	14 849 648	**12 941 197**	**+14.7%**
Corporate & bank bonds:			
Greek corporations	331 489	331 537	-
Foreign corporations	1 614 473	1 206 338	+33.8%
Greek banks	68 996	80 591	-14.4%
Foreign banks	528 549	289 487	+82.6%
Supranationals	**2 543 507**	**1 907 953**	**+33.3%**
Total	38 776	249 944	-84.5%
	17 431 931	**15 099 094**	**+15.5%**

Note 7 Shares and Participations

€ thousands	2002	2001	±%
Mutual funds	155 212	179 682	-13.6%
Shares	134 076	372 279	-64.0%
Participations interest	302 962	296 334	+2.2%
Participations in affiliated undertakings	1 543 384	1 668 579	-7.5%
Total	**2 135 634**	**2 516 874**	**-15.1%**

Note 8 Intangible assets

€ thousands	2002	2001	±%
Establishment cost	4 563	3 836	+19.0%
Software and reorganization expenses	141 640	124 360	+13.9%
Mortgage Bank merger good will	3 865	38 645	-90.0%
VAT on capital expenditures	44 829	35 449	+26.5%
Other intangible assets	130 259	6 481	+1 909.5%
Goodwill	1 213	-	-
Intangible assets before amortization	**326 369**	**208 771**	**+56.3%**
Amortization	(117 029)	(108 582)	+7.8%
Total	**209 340**	**100 189**	**108.9%**

***Note 9** Tangible assets*

Tangible assets, minus fixed assets under construction and advances, comprised :

€ thousands	Land	Buildings	Furniture computers and other equipment	Other	Total
Cost as at 31.12.01	**169 810**	**261 849**	**246 601**	**9 662**	**687 922**
Acquirements, additions & improvements from mergers 2002	13 207	44 180	24 808	1 452	83 647
Sale & disposals & FX difference 2002	(5 010)	(2 159)	(12 625)	(900)	(20 694)
Revaluation, art. 28 Law 3091/02	80 052	131 779	-	-	211 831
Total 31.12.02	**258 059**	**435 649**	**258 784**	**10 214**	**962 706**
Accumulated depreciation 31.12.01	-	199 383	166 033	6 285	371 701
Depreciation 2002	-	12 571	35 269	857	48 697
Disposal 2002	-	(943)	(12 373)	(478)	(13 794)
Accumulated depreciation 31.12.02	-	**211 011**	**188 929**	**6 664**	**406 604**
Net book value 31.12.02	**258 059**	**224 638**	**69 855**	**3 550**	**556 102**

***Note 10** Own shares and bonds*

Own shares are part of Treasury stock and are used for futures hedging in the FTSE ASE-20 stock exchange index.

Note 11 Other assets

€ thousand	2002	2001	±%
Fixed assets acquired through auctions	91 471	97 829	-6.5%
Tax prepayments and other recoverable taxes	192 255	179 750	+7.0%
Suspense accounts and other assets	195 490	1 698 293	-88.5%
Total	**479 216**	**1 975 872**	**-75.7%**

***Note 12** Prepayments and accrued income*

€ thousands	2002	2001	±%
Prepayments	125 101	140 838	-11.2%
Accrued income	176 574	109 592	+61.1%
Valuation differences (debit)	220	61 823	-99.6%
Total	**301 895**	**312 253**	**-3.3%**

***Note 13** Amounts owed to credit institutions*

€ thousands	2002	2001	±%
Deposits by credit institutions:			
Current accounts	160 218	143 066	+12.0%
Time deposits	3 252 346	2 915 102	+11.6%
Amounts owed to the Central Bank	10 154	68 449	-85.2%
Total	**3 422 718**	**3 126 617**	**+9.5%**

***Note 14** Amounts owed to customers*

€ thousands	**2002**	**2001**	**±%**
Current accounts	3 369 989	3 698 631	-8.9%
Savings accounts	21 900 181	20 942 710	+4.6%
Time deposits	8 423 135	9 386 746	-10.3%
Other deposits	239 403	272 998	-12.3%
Total deposits	**33 932 708**	**34 301 085**	**-1.1%**
Repos	7 336 241	5 873 273	+24.9%
Other amounts due to customers	176 773	359 600	-50.8%
Total	**41 445 722**	**40 533 958**	**+2.2%**

***Note 15** Debts evidenced by certificates*

The account includes mainly Bank bonds, worth € 27.6 million, issued by the former National Mortgage Bank.

***Note 16** Other liabilities*

€ thousands	**2002**	**2001**	**±%**
Tax & duties payable	158 166	243 626	-35.1%
Amounts owed to pension funds	4 606	6 244	-26.2%
Amounts arising from collections on behalf of third parties	114 913	438 111	-73.8%
Dividends payable	116 770	260 792	-55.2%
Other liabilities	493 457	447 742	+10.2%
Total	**887 912**	**1 396 515**	**-36.4%**

***Note 17** Accrued and deferred income*

€ thousands	**2002**	**2001**	**±%**
Accruals	68 862	94 931	-27.5%
Deferred expenses	176 156	62 076	+183.8%
Valuation differences (credit)	36	67 950	-99.9%
Total	**245 054**	**224 957**	**+8.9%**

***Note 18** Provisions for liabilities, charges and general banking risks*

€ thousands	**2002**	**2001**	**±%**
Provisions for employee pensions and similar obligations	4 260	1 533	+177.9%
Provisions for taxes other than income tax	4 763	3 858	+23.5%
Other provisions	10 106	9 782	+3.3%
Total provisions	**19 129**	**15 173**	**+26.1%**
Provisions for general banking risks	7 482	6 894	+8.5%
Total	**26 611**	**22 067**	**+20.6%**

***Note 19** Subordinated liabilities*

NBG Finance plc, a subsidiary of NBG, pursuant to the agreement signed on 24 June 2002, provided to NBG a subordinated debt totaling € 750 million. The loan matures in June 2012 and is callable after five years from issuance. The balance outstanding in London Branch books is equivalent to € 750 million and the interest rate on 31 December 2002 was 3.8327%.

***Note 20** Equity*

Changes in equity are analysed as follows:

€ thousands	Paid up capital	Share premium account	Stat. reserve	Extr. reserve	Tax-exempt reserve	Own share reserve	Fixed assets reserve	Fixed assets investment subsidy	Retain earnings	**Total**
Balance 31.12.01	**1 026.3**	**35.9**	**142.3**	**62.6**	**724.1**	**1.3**	**86.4**	**0.2**	**186.5**	**2 265.7**
Merger ETEBA	8.1	5.4	11.8	34.1	60.7	-	9.7	-	16.4	**146.2**
Capitalization of share account	8.9	(8.9)								**0**
Elimination of ½ the merger difference arising from absorption of ETEBA, NMB and BNG France				(0.9)	(153.9)					**(154.8)**
Subsidies amortization								(0.2)		**(0.2)**
Distribution of profits 2002			9.6		53.4				223.2	**286.2**
Real estate revaluation pursuant to Law 3091/2002, art. 28							211.8			**211.8**
Loss arising from trading portfolio valuation pursuant to Law 3091/2002, art. 28							(211.3)			**(211.3)**
Prior years' distributable profits									(202.9)	**(202.9)**
Merger with NBG France				12.4						**12.4**
Amortization of cost of Fterotos Ermis SA					(0.2)					**(0.2)**
Free shares							0.2			**0.2**
Balance 31.12.02	**1 043.4**	**32.4**	**163.7**	**108.2**	**684.1**	**1.3**	**96.8**	**0**	**223.2**	**2 353.1**

Note 21 *Interest receivable and similar income*

€ thousands	2002	2001	±%
Interest income from loans	1 000 549	1 029 805	-2.8%
Interest income from interbank placements	787 288	1 216 747	-35.3%
Interest income from bonds	696 433	705 341	-1.3%
Other interest income	7 900	10 437	-24.3%
Total	**2 492 170**	**2 962 329**	**-15.9%**

Note 22 *Interest payable and similar charges*

€ thousands	2002	2001	±%
Interest expenses on customer deposits	597 324	936 313	-36.2%
Interest expenses on interbank deposits	660 875	877 709	-24.7%
Interest expenses on Repos	193 016	189 403	+1.9%
Loan and deposit contributions	54 496	54 007	+0.9%
Other interest payments	17 354	7 738	+124.3%
Total	**1 523 065**	**2 065 171**	**-26.2%**

Note 23 *Income from securities*

€ thousands	2002	2001	±%
Dividend income from shares and other variable-income securities	7 998	11 274	-29.1%
Dividend income from participating interests	8 034	5 623	+42.9%
Dividend income from affiliated undertakings	18 435	51 592	-64.3%
Total	**34 467**	**68 489**	**-49.7%**

Note 24 *Commissions receivable*

€ thousands	2002	2001	±%
Retail banking[1]	107 941	96 398	+12.0%
Business credit [2]	44 928	47 736	-5.9%
Mutual fund management	14 008	19 992	-29.9%
Other[3]	78 861	73 520	+7.3%
	245 738	**237 646**	**+3.4%**
Investment banking [4]	20 934	34 098	-38.6%
Total	**266 672**	**271 744**	**-1.9%**

[1] *Commissions on mortgages and consumer loans, credit cards and retail deposits.*

[2] *Commissions on granting of business loans, letters of guarantee, import-export, and corporate deposits.*

[3] *Commissions on fund transfers, FX transactions and other intermediation charges.*

[4] *Commissions on investment operations, custodian services, and brokerage.*

Note 25 *Commission payable*

€ thousands	**2002**	**2001**	±%
Consumer factoring	17 164	10 510	+63.3%
Credit cards	31 751	29 408	+8.0%
Brokerage	3 963	2 958	+34.0%
Other	3 666	4 405	-16.8%
Total	**56 544**	**47 281**	**+19.6%**

Note 26 *Net profit on financial operations*

€ thousands	**2002**	**2001**	±%
Bond trading	271 973	283 292	-4.0%
Foreign exchange trading	20 331	25 362	-19.8%
Derivatives hedging	(204 325)	(1 613)	12 567%
	87 979	**307 041**	**-71.3%**
Equity trading	8 890	45 339	-80.4%
Total	**96 869**	**352 380**	**-72.5%**

Note 27 *Other operating income*

€ thousands	**2002**	**2001**	±%
Income from other activities [1]	6 125	6 626	-7.6%
Rentals	5 517	5 818	-5.2%
Third parties services	944	1 863	-49.3%
Rentals on safe deposit boxes	1 362	1 407	-3.2%
Total	**13 948**	**15 714**	**-11.2%**

[1] *Mainly wages of seconded personnel*

Note 28 *Fixed assets depreciation*

€ thousands	**2002**	**2001**	±%
Electronic equipment	28 294	27 746	+2.0%
Software	23 376	21 596	+8.2%
Buildings, furniture and other fixed assets	21 800	19 204	+13.5%
Reorganization expenses	4 439	3 326	+33.5%
Goodwill (merger with National Mortgage Bank)	2	7 733	-100.0%
Total	**77 911**	**79 605**	**-2.1%**

8. Financial Statements of the NBG Group

8.1 Group financial analysis

Review

NBG Group **profit before tax** totalled € 349.8 million, down 49.9% on the previous year (€ 698.7 million). This decline was due principally to the substantial fall in gains on equity trading (2002: € 83.2 million, 2001: € 390.2 million), the cost of the voluntary early retirement package offered by NBG (€ 21.9 million) and ETEBA (€ 6.6 million), and the reduction in revenues from disposal of real estate (2002: € 19.9 million, 2001: € 65.2 million). If these results are excluded from the comparison, Group profit before tax presents growth of 13.1%. Likewise, the one-off tax payment increase led to a 55.9% decrease in after-tax profit, at € 213.2 million, as against of € 483.8 million, and earnings per share of € 0.93.

Profitability ratios were adversely impacted by the decline in the Group's total profitability. Specifically, the Group's return on average equity (ROAE) was below 10% (2002: 8.71%, 2001: 18.7%) while return on average assets (ROAA) was below 1% (2002: 0.66%, 2001: 1.40%).

Diagram 1: Return on Group average equity (after tax) and average assets (before tax)


3.0%
2.0%
1.0%
50%
40%
30%
20%
10%
1.4%
2.6%
2.2%
1.4%
0.7%
23.6%
37.3%
27.3%
18.7%
8.7%
1998
1999
2000
2001
2002
ROAA
(before tax)
ROAE
(after tax)

The **cost/income ratio** surpassed 70% (2002: 71.7%, 2001: 60.4%) due entirely to the decline in total profitability. It is worth noting, however, that if the impact of reduced trading gains were to be excluded from the results, the cost/income ratio would indicate an improvement both in comparison with 2001 (2002: 75.5%, 2001: 75.9%) and 2000 (79.4%).

Diagram 2: Cost / Income ratio


100%
80%
60%
40%
79.4%
75.9%
75.5%
71.7%
49.9%
60.4%
12.00
3.01
6.01
9.01
12.01
3.02
6.02
9.02
12.02
Cost: Income (adj)
Cost: Income

Cost Income: Operating expenses to total operating income (since the beginning of the year)
Cost Income (adj.): Operating expenses to total operating income minus income on financial operations

Last year, Group **net interest income** rose to € 1 183.3 million as against € 1 111.0 million, up 6.5%. This reflects the continued improvement in interest income throughout the course of the year, particularly in Q4, when it rose by 13.8% relative to Q4 2001. Group net interest margin remained flat at 2.43%.

Diagram 3: Group Net Interest Margin



2.6%
2.4%
2.2%
2.0%
1.8%
80%
60%
40%
20%
2.19%
2.56%
2.57%
2.51%
2.43%
2.34%
2.38%
2.40%
2.43%
42.2%
52.4%
54.9%
58.0%
58.1%
63.1%
68.5%
71.8%
71.8%
12.00
3.01
6.01
9.01
12.01
3.02
6.02
9.02
12.02
NII%
NIM

NIM: Net Interest Margin (since the beginning of the year)
NII%: Net Interest Income (% of total income)

The Group's **total assets** increased to € 54.1 billion from € 52.8 billion in 2001.

Group **equity** remained relatively unchanged in 2002, totalling € 2 584 million, compared with € 2 578 million in 2001.

Earnings per share declined in 2002 to € 0.93 compared with € 2.12 in 2001.

Results of operations

Total Group **operating income** (excluding gains on trading) amounted to € 1 537.2 million in 2002 compared with € 1 489.1 million in 2001, up 3.2%. Interest income rose by 6.5% to € 1 183.3 million, as against € 1 111 million in the previous year, contributing 71.8% to total income at 31 December 2002 compared with 58.1% in 2001. Furthermore, while Group net interest margin in 2002 remained unchanged relative to 2001, it showed a clear upward dynamic in Q4 2002, at 2.46%. Net commissions remained unchanged on 2001 (2002: € 374.5 million, 2001: € 371.3 million), although on a quarter-on-quarter basis they display an upward trend (Q4 2002: € 100.3 million, Q1 2002: € 88.2 million). Specifically, capital market fees and commissions showed a marked decline (down 29%), attributable to the unenthusiastic investor mood of the last year. For the same reasons, mutual fund management commissions were virtually unchanged (2002: € 28.1 million, 2001: € 28.2 million). Retail-banking commissions continued their upward trend in 2002 (up 14.3%) with credit card fees comprising the most important source of income both in absolute figures (€ 57.4 million) and in terms of growth rate (27.2%). The restrained growth in commission income from intermediation fees (2002: € 103.7 million, 2001: € 99.3 million) was largely due the reduction in profit on FX activities, which slowed by 21.4% relative to the previous year. Lastly, commissions charges for the Group rose by € 7.7 million (2002: € 40.7 million, 2001: € 33 million) on account of the increase in NBG's consumer factoring expenses.

Diagram 4: Group Net Commissions Receivable



500
400
300
200
100
25%
22%
19%
16%
13%
10%
483.1
405.8
371.3
374.5
429.9
367.9
338.2
333.8
19.7%
17.1%
17.7%
20.2%
1999
2000
2001
2002
Net commissions (%)
Net commisions (€ millions)
Commission income (€ millions)

Net commissions (%): Net commissions to total income

Profit on financial operations fell by 78.7%, reflecting (a) the € 207.8 million decline in profits on bond trading and hedging instruments, (b) the very small contribution of gains on equity trading (€ 2.3 million) compared with 2001 (€ 64.9 million), and (c) the loss arising as a result of the revaluation of the National Investment Company portfolio, whose portion relating to the Group (€ 24.1 million) was consolidated with the Group results.

Diagram 5: Group net profit on financial operations



1.000
800
600
400
200
870.6
801.9
390.2
83.2
39,8%
37,2%
20,4%
5,0%
50%
40%
30%
20%
10%
1999
2000
2001
2002
% of total income
Trading profits (€ millions)

Total Group **operating expenses** in 2002 stood at € 1 182.9 million compared with € 1 155.5 million in 2001, up only 2.4%. Staff expenses, which comprise the greatest part of expenses, presented a decline for the first time (down 0.5%) at € 717.8 million as against € 721.5 million. On the other hand, general administrative expenses grew by 5.9%, slower than last year's 8.4%.

Diagram 6: Staff costs and general expenses



1 200
1 000
800
600
400
200
239
261
283
300
640
684
721
718
1999
2000
2001
2002
General expenses (€ milions)
Staff costs (€ milions)

Balance sheet

Total Group assets amounted to € 54.1 billion compared with € 52.8 billion in 2001. **Lending** grew by approximately 7.1%, to € 20 391.3 million in 2002 as against € 19 036.0 million in 2001. Growth in mortgage lending was particularly marked (up 22.9%), at € 5 909.5 million in 2002, compared with € 4 800.1 million in 2001, as also growth in consumer loans and above all credit card lending, up 24.9% in 2002 at € 2 510.1 million, as against € 2 009.3 million in 2001. By contrast, business lending declined slightly by 2.0%.

Alongside the growth in lending, the **quality of the portfolio** has continued to improve. This is evidenced by the fact that loans in arrears, in absolute figures, remained virtually unchanged (2002: € 1 426 million, 2001: € 1 406 million), while as a percentage of total loans they fell to 7.0% from the previous year's level of 7.4%. At the same time, provisions coverage for non-performing loans remained at over 70% (2002: 70.9%, 2001: 71.8%) in spite of the formation of lower provisions in 2002.

Customer deposits decreased slightly by 1.9% in 2002, reflecting the € 1 239.4 million reduction in time deposits, which were offset in part by a concurrent € 1 062.6 million rise in savings deposits.

Group **equity** at 31 December 2002 stood at € 2 584.4 million as against € 2 578.4 million at the end of 2001. The share capital of the Bank rose from € 1 026.4 million to € 1 043.4 million due to the merger by absorption of ETEBA. During the course of fiscal 2002 a loss of € 211.3 million, resulting from the valuation of the Bank's trading portfolio, was netted against gains totaling € 211.8 million from restatement of the value of NBG's core real estate at its fair value.

8.2 Financial statements

Group Balance Sheet

€ thousands	Notes	2002	2001	±%
ASSETS				
Cash in hand, balances with Central Bank	2.	857 521	2 481 917	-65.4%
Treasury bills and other bills		131 773	180 493	-27.0%
Loans and advances to credit institutions	3.	5 844 200	7 540 273	-22.5%
Reverse repos		4 781 173	1 963 819	+143.5%
Loans and advances to customers	4.	20 607 528	19 251 803	+7.0%
Less: Provisions for doubtful debts	5.	(1 012 032)	(1 009 423)	+0.3%
Debt securities and other fixed-income securities	6.	18 942 470	16 921 564	+11.9%
Shares and other variable yield securities		402 441	933 924	-56.9%
Participating interests		318 051	328 602	-3.2%
Shares in affiliated undertakings		917 462	814 650	+12.6%
Intangible assets	7.	279 840	124 215	+125.3%
Fixed assets	8.	950 037	666 542	+42.5%
Own shares		168 730	191 961	-12.1%
Other assets	9.	574 632	2 101 300	-72.7%
Prepayments and accrued income	10.	331 866	348 430	-4.8%
Total		**54 095 692**	**52 840 070**	**+2.4%**
LIABILITIES				
Amounts owed to credit institutions	11.	4 195 601	3 319 899	+26.4%
Amounts owed to customers	12.	44 801 436	44 812 611	-0.0%
Debts evidenced by certificates	13.	36 025	86 484	-58.3%
Other liabilities	14.	1 403 755	1 516 901	-7.5%
Accruals and deferred income	15.	272 788	260 731	+4.6%
Provisions for liabilities and charges	16.	43 706	50 185	-12.9%
Provisions for general banking risks	16.	7 941	9 474	-16.2%
Subordinated liabilities	17.	750 000	205 378	+265.2%
Equity	18.	2 584 440	2 578 407	+0.2%
Total		**54 095 692**	**52 840 070**	**+2.4%**

Group Equity

€ thousands	2002	2001	±%
Paid-up capital	1 043 419	1 026 362	+1.7%
Share premium account	32 393	35 971	-9.9%
Reserves	1 184 254	1 199 118	-1.2%
Fixed assets revaluation reserve	100 760	91 822	+9.7%
Fixed assets investment subsidy	500	742	-32.6%
Retained earnings	338 674	343 733	-1.5%
Consolidation differences	(146 886)	(340 340)	-56.8%
Minority interests	31 326	220 999	-85.8%
Total	**2 584 440**	**2 578 407**	**+0.2%**

Group Off- balance sheet items

€ thousands	2001	2000	±%
Contingent liabilities:	23 230 000	17 434 951	+33.2%
Commitments arising from sale and repurchase agreements	8 438	5 165	+63.4%
Other off-balance sheet items:			
Items in custody and safe keeping [1]	5 041 405	7 336 414	-31.3%
Commitments from bilateral contracts [2]	11 865 086	22 191 694	-46.5%
Credit memo accounts [3]	12 615 642	11 529 140	+9.4%
Total	**52 760 571**	**58 497 364**	**-9.8%**

[1] *Mainly IKA stamps to be issued by NBG and equity investments by customers at National Securities.*
[2] *Mainly pre-purchases and forward sales of FX and forward sales of securities.*
[3] *Mainly customer investments in dematerialized government bonds.*

Group Profit & Loss Account

€ thousands	*Notes*	2002	2001	±%
Interest receivable and similar income	*19.*	2 798 715	3 336 865	-16.1%
Interest payable and similar charges	*20.*	(1 615 394)	(2 225 854)	-27.4%
Net interest income		**1 183 321**	**1 111 011**	**+6.5%**
Income from securities	*21.*	20 039	39 884	-49.8%
Commissions receivable	*22.*	374 520	371 252	+0.9%
Commissions payable	*23.*	(40 708)	(33 005)	+23.3%
Net profit on financial operations	*24.*	83 211	390 201	-78.7%
Other operating income	*25.*	28 684	33 590	-14.6%
Income		**1 649 067**	**1 912 933**	**-13.8%**
Staff costs		(717 776)	(721 499)	-0.5%
Other administrative expenses		(299 754)	(283 066)	+5.9%
Profit on ordinary activities before provisions		**631 537**	**908 368**	**-30.5%**
Fixed assets depreciation	*26.*	(150 889)	(138 028)	+9.3%
Other operating charges		(14 440)	(12 867)	+12.2%
Provisions for doubtful debts		(144 634)	(174 835)	-17.3%
Profit on ordinary activities before tax		**321 574**	**582 638**	**-44.8%**
Extraordinary income		42 334	48 765	-13.2%
Extraordinary charges		(46 499)	(17 046)	+172.8%
Extraordinary profit		35 477	93 811	-62.2%
Profit (before tax and minority interests)		**352 886**	**708 168**	**-50.2%**
Minority interests		(3 067)	(9 518)	-67.8%
Profit (before tax)		**349 819**	**698 650**	**-49.9%**
Taxes		(121 845)	(214 077)	-43.1%
Prior years' tax liabilities		(15 307)	(4 661)	+228.4%
Minorities taxes		581	3 907	-85.1%
Group Profit (after tax)		**213 248**	**483 819**	**-55.9%**

Notes to the Financial Statements

Note 1 *Accounting policies*

The Group's accounting policies are in accordance with codified Law 2190/1920 on Societes Anonymes and the provisions of PD 384/31.12.92 relating to the Greek Chart of Accounts and the Generally Accepted Accounting Principles in Greece in conformity with rules prescribed by regulatory authorities.

(a) Provisions for loans and advances

Specific provision is made for loans whose recoverability is considered doubtful. Management's evaluation for the provision required is based on the Group's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral and current economic conditions. Interest ceases to accrue for accounts for which there has been no payment of interest or repayment of capital for a maximum period of twelve months after the due date and collection is considered doubtful. The non-banking companies of the Group form provisions for debt that is considered doubtful.

(b) Investment valuation

Investments in securities are stated at cost or fair market value; whichever is lower on an aggregate portfolio basis.

(c) Fixed assets valuation

Premises, equipment and other fixed assets are carried at cost less accumulated depreciation, except for land and buildings, which are stated at revalued prices less accumulated depreciation. Depreciation is calculated using the straight-line method on the basis of the estimated useful life of the related assets, with the exception of land. Land and buildings are revalued in accordance with the relevant legislation. The revaluation is recorded directly to a reserve.

(d) Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated in accordance with prevailing exchange rates at year end and the resultant exchange difference is carried to the profit and loss account.

(e) Assets acquired through auctions

Assets acquired through auctions are classified as "foreclosed assets" in other assets and are stated at cost, less accumulated depreciation.

(f) Income tax

The provision for income tax is computed on the basis of the applicable tax laws.

(g) Affiliated undertakings

Affiliated undertakings represent unconsolidated subsidiaries.

Note 2 *Cash in hand, balances with Central Bank*

€ thousands	2002	2001	±%
Cash in hand	541 220	700 409	-22.7%
Balances with Central Bank	260 146	1 443 735	-82.0%
Other	56 155	337 773	-83.4%
Total	**857 521**	**2 481 917**	**-65.4%**

Note 3 *Loans and advances to credit institutions*

€ thousands	2002	2001	±%
Current account	72 473	74 392	-2.6%
Loans to credit institutions	12 395	98 499	-87.4%
Time deposits with domestic credit institutions	860 645	638 882	+34.7%
Time deposits with foreign credit institutions	4 576 263	5 543 496	-17.4%
Overseas correspondents & other receivables	322 424	1 185 003	-72.8%
Total	**5 844 200**	**7 540 273**	**-22.5%**

Note 4 *Loans and advances to customers*

€ thousands	2002	2001	±%
Consumer credit	2 510 075	2 009 232	+24.9%
Residential mortgage credit	5 900 538	4 800 133	+22.9%
Commercial loans	11 980 683	12 226 673	-2.0%
Total loans before provisions [1]	**20 391 296**	**19 036 038**	**+7.1%**
Advances to customers other than loans	216 232	215 765	+0.2%
Total loans and advances to customers	**20 607 528**	**19 251 803**	**+7.0%**

[1] *Of which non-performing loans: €1 426 449 thousand in 2002 compared with €1 405 632 thousand in 2000.*

Note 5 *Provisions*

€ thousands	Balance 31.12.01	FX revaluation	Write-offs 2002	Provisions 2002	Balance 31.12.02
Total	1 009 423	(18 196)	(129 688)	150 493	1 012 032

Note 6 *Debt securities and other fixed-income securities*

€ thousands	**2002**	**2001**	**±%**
Government bonds:			
Greek Government	14 548 605	13 163 430	+10.5%
Other sovereigns	618 414	585 749	+5.6%
	15 167 019	**13 749 180**	**+10.3%**
Corporate bonds:			
Greek corporations	331 636	454 690	-27.1%
Foreign corporations	1 737 613	1 467 867	+18.4%
Greek banks	68 996	111 098	-37.9%
Foreign banks	529 613	319 213	+65.9%
	2 667 858	**2 352 867**	**+13.4%**
Other fixed-income securities	1 107 593	819 517	+35.2%
Total	**18 942 470**	**16 921 564**	**+11.9%**

Note 7 *Intangible assets*

€ thousands	**2002**	**2001**	**±%**
Establishment cost	7 782	6 601	+17.9%
Good will	34 419	4 115	+736.4%
Other intangible assets	371 934	241 475	+54.0%
Intangible assets before amortisation	**414 135**	**252 191**	**+64.2%**
Amortisation	(134 295)	(127 976)	+4.9%
Total	**279 840**	**124 215**	**+125.3%**

Note 8 *Fixed assets*

€ thousands	**2002**	**2001**	**±%**
Land	289 664	210 922	+37.3%
Buildings	556 597	391 247	+42.3%
Furniture, computers and other equipment	402 249	374 835	+7.3%
Other tangible assets	230 040	175 446	+31.1%
Fixed assets under construction and prepayments	65 444	39 184	+67.0%
Total fixed assets	**1 543 994**	**1 191 634**	**+29.6%**
Depreciation	(593 957)	(525 092)	+13.1%
Total	**950 037**	**666 542**	**+42.5%**

In 2002, pursuant to the provisions of Article L. 3091/2002, the value of self- used real estate of the parent bank was adjusted to each fair value. The gains therefrom were set off against losses resulting from the valuation of the trading portfolio.

Note 9 *Other assets*

€ thousands	**2002**	**2001**	**±%**
Fixed assets acquired through auctions	102 251	112 411	-9.0%
Tax payments and other recoverable taxes	198 903	206 628	-3.7%
Suspense and other accounts	273 478	1 782 261	-84.7%
Total	**574 632**	**2 101 300**	**-72.7%**

Note 10 *Prepayments and accrued income*

€ thousands	**2002**	**2001**	±%
Prepayments	132 032	208 634	-36.7%
Accrued income	199 834	139 796	+42.9%
Total	**331 866**	**348 430**	**-4.8%**

Note 11 *Amounts owed to credit institutions*

€ thousands	**2002**	**2001**	±%
Deposits by credit institutions:	156 183	141 789	+10.2%
Current account	3 192 431	3 109 642	+2.7%
Time deposits	3 348 614	3 251 431	+3.0%
Repos	836 831	—	—
Amounts owed to Central Bank	10 156	68 468	-85.2%
Total	**4 195 601**	**3 319 899**	**+26.4%**

Note 12 *Amounts owed to customers*

€ thousands	**2002**	**2001**	±%
Deposits:			
Current accounts	4 156 995	4 444 946	-6.5%
Savings accounts	22 912 740	21 850 122	+4.9%
Time deposits	10 047 646	11 286 958	-11.0%
Other deposits	254 692	500 259	-49.1%
	37 372 073	**38 082 285**	**-1.9%**
Repos	7 231 368	6 344 045	+14.0%
Other amounts owed to customers	197 995	386 281	-48.7%
Total	**44 801 436**	**44 812 611**	**-0.0%**

Note 13 *Debts evidenced by certificates*

€ thousands	**2002**	**2001**	±%
Bonds	7 439	1 673	+344.7%
Former NMB bank bonds	27 566	51 630	-46.6%
Other bank bonds	1 020	33 181	-96.9%
Total	**36 025**	**86 484**	**-58.3%**

Note 14 *Other liabilities*

€ thousands	**2002**	**2001**	±%
Tax and duties payable	170 889	268 329	-36.3%
Amounts owned to pension funds	6 747	8 919	-24.4%
Amounts arising from collections on behalf of third parties	114 922	438 132	-73.8%
Dividends payable	114 521	247 828	-53.8%
Other liabilities	996 676	553 693	+80.0%
Total	**1 403 755**	**1 516 901**	**-7.5%**

Note 15 *Accruals and deferred income*

€ thousands	**2002**	**2001**	**±%**
Accruals	95 815	189 009	-49.3%
Deferred expenses	176 973	71 722	+146.7%
Total	**272 788**	**260 731**	**+4.6%**

Note16 *Provisions for liabilities, charges and general banking risks*

€ thousands	**2002**	**2001**	**±%**
Provisions for employee pensions and similar obligations	24 779	22 813	+8.6%
Provisions for taxes other than income tax	4 880	4 266	+14.4%
Other provisions	14 047	23 106	-39.2%
Total provisions	**43 706**	**50 185**	**-12.9%**
Provisions for general banking risks	7 941	9 474	-16.2%
Total	**51 647**	**59 659**	**-13.4%**

Note 17 *Subordinated liabilities*

In 2002, NBG Finance, a subsidiary of NBG, arranged a subordinated debt issue of €750 million guaranteed by the parent bank, replacing the subordinated debt issue of USD 200 million issued in 1997 which was called 5 years from issuance. The amount raised forms part of Tier II capital.

Note 18 *Equity*

€ millions	Paid up capital	Share prem. account	Stat. reserve	Extra-ordin. reserve	Tax-exempt reserve	Own share reserve	Fixed assets reserve	Fixed assets invest. subsidy	Retained earnings	Consoli dation difference	Minority inter.	**Total**
Balance at 31.12.01	**1 026.4**	**36.0**	**171.5**	**95.6**	**930.6**	**1.4**	**91.8**	**0.7**	**343.7**	**(340.3)**	**221.0**	**2 578.4**
Distribution of profits 2002 (NBG)			9.6		53.4				20.2			**83.2**
Merger with ETEBA and BBNG	8.0	5.4	6.0	23.8	(117.5)		8.2		3.2	191.8	(42.1)	**86.8**
Capitalization of part of the share premium account	9.0	(9.0)										**0**
Revaluation of land and buildings pursuant to the provisions of article 28 of Law 3091/2002							211.8					**211.8**
Loss from the valuation of the trading portfolio (Art. 808, L.3091/2002)							(211.3)					**(211.3)**
Consolidation of National Investment using the equity method									(24.1)		(150.4)	**(174.5)**
Gains from Ethniki Kefalaiou real estate sales									4.1			**4.1**
Approp. Account and Subsidiaries' dividends			3.1		8.9		0.1		17.1	0.8	2.8	**32.8**
Other			(2.0)		(0.2)		0.2	(0.2)	(25.5)	0.8		**(26.9)**
Balance at 31.12.02	**1 043.4**	**32.4**	**188.2**	**119.4**	**875.2**	**1.4**	**100.8**	**0.5**	**338.7**	**(146.9)**	**31.3**	**2 584.4**

Note 19 *Interest receivable and similar income*

€ thousands	2002	2001	±%
Interest income from interbank placements	798 539	1 218 584	-34.5%
Interest income from bonds	752 706	806 031	-6.6%
Interest income from loans	1 176 445	1 242 581	-5.3%
Other interest income	71 025	69 669	+1.9%
Total	**2 798 715**	**3 336 865**	**-16.1%**

Note 20 *Interest payable and similar charges*

€ thousands	2002	2001	±%
Interest on customer deposits	658 400	1 051 833	-37.4%
Interest on interbank deposits	650 772	872 273	-25.4%
Repos	210 277	218 920	-3.9%
Loan and deposit contributions	56 800	55 683	+2.0%
Other interest payments	39 145	27 145	+44.2%
Total	**1 615 394**	**2 225 854**	**-27.4%**

Note 21 *Income from securities*

€ thousands	2002	2001	±%
Dividend income from shares	9 589	14 945	-35.8%
Dividend income from participating interests	8 034	8 193	-1.9%
Dividend income from affliated undertakings	2 136	8 390	-74.5%
Income from Global Treasury Trading Portfolio	280	8 356	-96.6%
Total	**20 039**	**39 884**	**-49.8%**

Note22 *Commissions receivable*

€ thousands	2002	2001	±%
Retail banking [1]	139 178	121 808	+14.3%
Business credit (2)	60 414	61 339	-1.5%
Mutual fund management	28 075	28 156	-0.3%
Other (3)	103 755	99 268	+4.5%
	331 422	**310 571**	**+6.7%**
Investment banking [4]	43 098	60 681	-29.0%
Total	**374 520**	**371 252**	**+0.9%**

[1] *Commissions on mortgages and consumer loans, credit cards and retail deposits.*

[2] *Commissions on granting of business loans, letters of guarantee, import-export, and corporate deposits.*

[3] *Commissions on fund transfers, FX transactions and other intermediation charges.*

[4] *Commissions on investment operations, custodian services, and brokerage.*

Note 23 *Commissions payable*

€ thousands	**2002**	**2001**	**±%**
Consumer factoring	17 615	10 632	+65.7%
Credit cards	10 940	10 229	+7.0%
Brokerage	6 171	6 727	-8.3%
Other	5 982	5 417	+10.4%
Total	**40 708**	**33 005**	**+23.3%**

Note 24 *Net profit on financial operations*

€ thousands	**2002**	**2001**	**±%**
Bond trading	84 732	292 503	-71.0%
Foreign exchange trading transactions	28 169	35 632	-20.9%
Derivatives hedging	(7 902)	(2 807)	+181.5%
	104 999	**325 328**	**-67.7%**
Equity trading	2 302	64 873	-96.5%
Equity method investments[1]	(24 090)	—	—
Total	**83 211**	**390 201**	**-78.7%**

[1] *The proportion of profit and loss from valuation of National Securities S.A. to Group*

Note 25 *Other operating income*

€ thousands	**2002**	**2001**	**±%**
Income from other activities & safe deposit box charges	16 129	17 903	-9.9%
Rentals	5 766	6 860	-15.9%
Third-party services	6 789	8 827	-23.1%
Total	**28 684**	**33 590**	**-14.6%**

Note 26 *Fixed assets depreciation*

€ thousands	**2002**	**2001**	**±%**
Buildings	26 798	22 244	+20.5%
Furniture and electronic equipment	50 349	46 538	+8.2%
Machinery, transport and other tangibles	38 788	32 160	+20.6%
Software and other intangibles	34 952	29 353	+19.1%
Goodwill from merger with NMB	2	7 733	-100.0%
Total	**150 889**	**138 028**	**+9.3%**

8.3 List of Bank's participation

Companies of the financial sector included in the consolidated financial statements of NBG Group as at 31.12.2002 (€ thousands)

A/A	NAME	Bank's participation			Shareholders equity	Net profit/ (loss)	Book value of shares
		Direct	Indirect	Total			
1	NATIONAL SECURITIES SA	100.00%	-	100.00%	21 748	1 279	18 170
2	ETHNIKI KEFALAIOU SA	100.00%	-	100.00%	184 682	(47 433)	3 325
3	DIETHNIKI SA	81.00%	19.00%	100.00%	4 035	(3 723)	11 029
4	NATIONAL MANAGEMENT AND ORGANIZATION CO	100.00%	-	100.00%	17 600	(4 455)	23 328
5	ETHNIKI LEASING SA	93.33%	6.67%	100.00%	30 916	2 276	29 055
6	ETHNIKI MUTUAL FUND MANAGEMENT SA	100.00%	-	100.00%	1 193	10	1 175
7	ETHNIKI VENTURE CAPITAL SA	-	100.00%	100.00%	1 043	399	-
8	NATIONAL REGIONAL DEVELOPMENT CO OF NORTHERN GREECE	65.00%	-	65.00%	8 393	194	4 068
9	NBG BALKAN FUND LTD	100.00%	-	100.00%	14 641	(173)	5 869
10	NBG GREEK FUND LTD	100.00%	-	100.00%	41 580	(618)	18 342
11	ETEBA EMERGING MARKETS FUND LTD	100.00%	-	100.00%	2 927	(11)	147
12	ETEBA ESTATE FUND LTD	100.00%	-	100.00%	2 927	(11)	147
13	ETEBA VENTURE CAPITAL MANAGEMENT CO	100.00%	-	100.00%	(5)	(10)	18
14	NBG BANCASSURANCE SA	99.70%	0.30%	100.00%	1 052	1 288	300
15	ATLANTIC BANK OF NEW YORK	100.00%	-	100.00%	194 096	40 223	66 133
16	NATIONAL BANK OF GREECE (CANADA)	100.00%	-	100.00%	24 797	4 100	16 690.
17	THE SOUTH AFRICAN BANK OF ATHENS LTD	85.49%	13.60%	99.09%	2 866	(2 205)	11 101
18	NATIONAL BANK OF GREECE CYPRUS LTD	100.00%	-	100.00%	52 811	6 686	40 128
19	NATIONAL SECURITIES CYPRUS (ETHNOSECURITIES)	-	100.00%	100.00%	844	(120)	-
20	NBG MANAGEMENT SERVICES	100.00%	-	100.00%	1 433	436	960
21	STOPANSKA BANKA AD	71.20%	-	71.20%	57 494	(1 249)	72 010
22	UNITED BULGARIAN BANK SOFIA (UBB)	89.91%	-	89.91%	129 825	19 233	211 169
23	NBG INTERNATIONAL	100.00%	-	100.00%	19 108	1 740	10 761
24	NBG I Inc	-	100.00%	100.00%	1 202	(502)	-
25	NBG I PRIVATE EQUITY LIMITED	-	100.00%	100.00%	155	9	-
26	NBG FINANCE	100.00%	-	100.00%	120	22	77
27	INTERLEASE AD SOFIA	87.50%	-	87.50%	175	903	1 222
28	ETEBA BULGARIA AD SOFIA	92.00%	8.00%	100.00%	461	(69)	546
29	ETEBA ROMANIA SA	100.00%	-	100.00%	462	(49)	860
30	ETEBA ADVISORY	-	100.00%	100.00%	(13)	(37)	-
31	NBG INTERNATIONAL JERSEY	-	100.00%	100.00%	(32)	(26)	-
32	NBG LUXEMBURG	94.67%	5.33%	100.00%	182	110	71
33	NBG LUXFINANCE	94.67%	5.33%	100.00%	613	453	71
34	NBG ASSET MANAGEMENT	100.00%	-	100.00%	56	1	55
35	NBG INTERNATIONAL ASSET MANAGEMENT	100.00%	-	100.00%	1 323	(177)	1 500
36	INNOVATIVE VENTURES SA (I-VEN)	-	100.00%	100.00%	179	(634)	-
37	NATIONAL INVESTMENT COMPANY SA	36.42%	-	36.42%	166 452	(72 796)	138 422

8.4 Consolidated Companies

Besides the Bank, the following financial sector companies are included in the Group's consolidated financial statements:

A/A	NAME	1998	1999	2000	2001	2002
1	NATIONAL SECURITIES SA	X	X	X	X	X
2	ETHNKIKI KEFALAIOU SA	X	X	X	X	X
3	DIETHNIKI SA	X	X	X	X	X
4	NATIONAL MANAGEMENT AND ORGANIZATION SA	X	X	X	X	X
5	ETHNIKI LEASING SA	X	X	X	X	X
6	ETHNIKI MUTUAL FUND MANAGEMENT SA	X	X	X	X	X
7	ETHNIKI VENTURE CAPITAL SA		X	X	X	X
8	NATIONAL REGIONAL DEVELOPMENT CO OF NOTHERN GREECE	X	X	X	X	X
9	NBG BALKAN FUND LTD		X	X	X	X
10	NBG GREEK FUND LTD		X	X	X	X
11	ETEBA EMERGING MARKETS FUND LTD		X	X	X	X
12	ETEBA ESTATE FUND LTD		X	X	X	X
13	ETEBA VENTURE CAPITAL MANAGEMENT COMPANY LTD		X	X	X	X
14	NBG BANCASSURANCE SA			X	X	X
15	ATLANTIC BANK OF NEW YORK	X	X	X	X	X
16	NATIONAL BANK OF GREECE (CANADA)	X	X	X	X	X
17	THE SOUTH AFRICAN BANK OF ATHENS LTD	X	X	X	X	X
18	NATIONAL BANK OF GREECE CYPRUS SA	X	X	X	X	X
19	NATIONAL SECURITIES CYPRUS LTD (ETHNOSECURITIES)	X	X	X	X	X
20	NBG MANAGEMENT SERVICES LTD			X	X	X
21	STOPANSKA BANKA AD SKOPJE			X	X	X
22	UNITED BULGARIAN BANK			X	X	X
23	NBG INTERNATIONAL LTD	X	X	X	X	X
24	NBG INTERNATIONAL Inc			X	X	X
25	NBGI PRIVATE EQUITY LTD			X	X	X
26	NBG FINANCE Plc	X	X	X	X	X
27	INTERLEASE AD SOFIA		X	X	X	X
28	ETEBA BULGARIA AD		X	X	X	X
29	ETEBA ROMANIA SA (1)		X	X	X	X
30	ETEBA ADVISORY SRL			X	X	X
31	NBG INTERNATIONAL JERSEY LTD				X	X
32	NBG LUXEMBOURG HOLDING SA					X
33	NBG LUXFINANCE HOLDING SA					X
34	NBG ASSET MANAGEMENT SAS					X
35	NBG INTERNATIONAL ASSET MANAGEMENT SAS					X
36	INNOVATIVE VENTURES (I-VEN)					X
37	ETEBA SA. (2)	X	X	X	X	
38	NATIONAL INVESTMENT COMPANY SA (3)	X	X	X	X	
39	BANQUE NATIONALE DE GRECE (FRANCE) (4)	X	X	X	X	
40	NATIONAL BUSINESS CLAIM MANAGEMENT (ETHNOFACT) (5)	X	X			
41	INDUSTRIAL TOURIST AND INVESTMENT SA (6)	X				
42	KTIMATIKI INVESTMENT AND PUBLICATION SA(7)	X				
43	KTIMATIKI MUTUAL FUNDS (8)	X	X			

44	EPSILON KEFALAIOU SA [9]	X		
45	KTIMATIKI KEFALAIOU SA [10]	X		
46	ETHNIKI MELETITIKI SA[11]	X		
47	WORTHINGTON [12]	X	X	X
48	GREEK SHIPOWNERS INVESTMENT CO [13]	X	X	X

[1] Former SC TOP INVEST. Renamed in 2000.

[2] Merged with the Bank through absorption according to the provisions of L. 2515/97.

[3] Previously fully consolidated, was included in the consolidated financial statements of 31.12.2002 with the equity method..

[4] Merged with the Bank through absorption according to the provisions of L. 2515/97.

[5] Absorbed by the Bank in 2000.

[6] Absorbed by ETEBA in 1999.

[7] Absorbed by ETHNIKI KEFALAIOU in 1999.

[8] Absorbed by DIETHNIKI in 2000.

[9] Absorbed by ETEBA in 1999.

[10] *Absorbed by ETHNIKI KEFALAIOU in 1999.*

[11] Absorbed by ETEBA in 1999.

[12] Dissolved in 31.12.2001.

[13] Absorbed by ETEBA in 2001.

9. Profile of Group companies

9.1 Financial sector companies

ATLANTIC BANK OF NEW YORK (ABNY)

A subsidiary company headquartered in New York. The company was established in 1953 and National Bank of Greece owns 100% of its share capital. ABNY is among the 25 biggest commercial banks of New York offering a full range of commercial and retail banking services to its customers. Following the acquisition of Yonkers Financial Corporation (YFC), a bank operating in the retail banking and mortgage loans sector, its network comprises 20 branches located in districts with a large Greek population (in New York and Boston). In addition, it controls 7 companies involved in leasing, franchising, real estate and insurance premium financing.

In 2002, ABNY successfully completed the acquisition and integration of YFC. As a result, ABNY significantly expanded its customer base and originated USD 80 million in new mortgage loans. ABNY also set up a special professional credit unit aiming at enhancing its services to SMEs. ABNY's reported record earnings for 2002 illustrate its efforts to improve the quality of its sources of income and contain its operating costs. As a result of the bank's conservative credit policy the credit problems afflicting some of its competitors were avoided.

Key figures (€ thousands)	2002	2001	±%
Total assets	2 627 721 721	2 247 404	+16.9%
Equity	194 096	194 557	-0.2%
Share capital	7 421	8 830	-16.0%
Reserves	186 675	185 727	+0.5%
Interest and similar income	123 764	145 573	-15.0%
Profit before tax	40 223	30 277	+32.9%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	10 566
Amounts due to NBG	76 890
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	66 133

THE SOUTH AFRICAN BANK OF ATHENS (SABA)

SABA, headquartered in Johannesburg, South Africa, was set up in 1947 with a view to serving and supporting the business operations of the Greek community in the region. The NBG Group has a 99.1% direct holding in SABA's share capital.

SABA offers retail banking services in the four main metropolitan centers of South Africa (Durban, Cape Town, Johannesburg and Pretoria) through a network of 15 branches.

Key figures (€ thousands)	2002	2001	±%
Total assets	52 991	40 016	+32.4%
Equity	2 866	2 942	-2.6%
Share capital	610	396	+54.0%
Reserves	2 256	2 546	-11.4%
Interest and similar income	5 971	4 062	+47.0%
Profit before tax	(2 205)	(586)	+276.3%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	4 502
Amounts due to NBG	996
NBG direct participation (%)	85.5%
NBG indirect participation (%)	13.6%
Book value of shares held by NBG	11 101

NATIONAL BANK OF GREECE (CYPRUS) LTD

National Bank of Greece (Cyprus) Ltd is a commercial bank headquartered in Nicosia. National Bank of Greece owns 100% of its share capital. The company offers a full range of banking services and products with a focus on the tourist industry. It runs a network of 25 branches, 6 FX bureaus and 19 ATMs located around the country.

The increased number of customers and the growth in loans and deposits in the past year reflect the expansion of the bank's customer base through the introduction of new mortgage and retail credit products and the doubling of its ATMs. As a result, NBG Cyprus improved its profitability and increased its local market share.

Key figures (€ thousands)	2002	2001	±%
Total assets	790 202	703 735	+12.3%
Equity	52 811	47 718	+10.7%
Share capital	40 128	39 997	+0.3%
Reserves	12 683	7 721	+64.3%
Interest and similar income	50 303	50 863	-1.1%
Profit before tax	6 686	7 328	-8.8%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	81 312
Amounts due to NBG	11 499
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	40 128

NATIONAL BANK OF GREECE (NBG CANADA)

NBG Canada is a commercial bank headquartered in Montreal, Canada. The company was established in 1982 and offers a wide range of commercial and retail banking services, though its focus is on real estate financing. NBG Canada also conducts primary and secondary trading in Greek Government securities. The company is 100% owned by National Bank of Greece and its network comprises 10 branches.

In 2002, the bank installed the GLOBUS system and reinforced its internal audit division.

Key figures (€ thousands)	2002	2001	±%
Total assets	318 613	349 375	-8.8%
Equity	24 797	26 464	-6.3%
Share capital	11 178	13 142	-14.9%
Reserves	13 619	13 322	+2.2%
Interest and similar income	18 120	24 294	-25.4%
Profit before tax	4 100	3 420	+19.9%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	427
Amounts due to NBG	503
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	16 690

STOPANSKA BANKA AD

Stopanska Banka is a commercial bank headquartered in Skopje, Former Yugoslav Republic of Macedonia. In April 2000, NBG acquired 65% of Stopanska Bank's share capital while it now owns 69.2%. Stopanska is the largest bank in FYROM and offers retail banking services. Its network comprises 25 branches and 29 cash desks subsequent to the reorganization effected in 2002.

During the year, the bank continued its loan portfolio clean-up program and began targeting high credit worthy customers. Despite the economic and political instability, the bank's performance improved. The reorganization and restructuring of the bank aiming at the regeneration of its business structures progressed in 2002. As part of this process, the Globus system was installed while the installation of SAP is in progress. With a view to further containing its operating cost the bank initiated a VER scheme estimating that approximately 220 of its employees will retire.

Key figures (€ thousands)	2002	2001	±%
Total assets	405 395	545 673	-25.7%
Equity	57 494	41 863	+37.3%
Share capital	58 968	62 057	-5.0%
Reserves	(1 474)	(20 194)	-92.7%
Interest and similar income	17 842	27 018	-34.0%
Profit before tax	(1 249)	(21 758)	-94.3%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	373
Amounts due to NBG	19 022
NBG direct participation (%)	71.2%
NBG indirect participation (%)	-
Book value of shares held by NBG	72 010

UNITED BULGARIAN BANK (UBB)

UBB is a commercial bank headquartered in Sofia. The company was established in 1993 following the merger of 22 Bulgarian banks, and in July 2000 National Bank of Greece acquired 89.9% of its share capital. Despite intense competition, UBB increased its local market share in 2002 (it leads corporate lending and ranks second in retail with 11.5% and 9.5% respectively). It offers a full range of banking services through a network of 104 branches located around the country. In 2002 it reorganized its branch network by closing down loss making units. It runs 36% of the country's ATMs (291) and POS (966) and is generally recognized as the cutting-edge bank of Bulgaria, with impressive activity in e-banking (users tripled as against 2001 while 19% of total transactions were effected through e-banking).

In order to enhance customer servicing and improve sales promotion the bank proceeded with the reorganization of its branch network and the centralization of its operations. With a view to enhancing methods for approving and monitoring its loan portfolio it installed the GLOBUS software and set up 2 credit centers (for corporates and SMEs). As a result, its loan portfolio grew by 81%. In recognition of UBB's growth dynamic and strong capital base, Standard & Poor's and Fitch increased its credit ratings to Bulgaria's ceiling. It launched the first corporate bond through an IPO in the country. UBB is working closely alongside NBG's branch in Sofia and the Group's other subsidiary located there (Interlease) for the development of the Group's operations in the Balkans.

Key figures (€ thousands)	2002	2001	±%
Total assets	835 432	785 801	+6.3%
Equity	129 825	128 019	+1.4%
Share capital	38 864	39 030	-0.4%
Reserves	90 961	88 989	+2.2%
Interest and similar income	43 274	39 828	+8.7%
Profit before tax	19 234	18 413	+4.5%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	9 114
Amounts due from NBG	14 306
Amounts due to NBG	1 599
NBG direct participation (%)	89.9%
NBG indirect participation (%)	-
Book value of shares held by NBG	211 169

NBG INTERNATIONAL Limited

NBG International, headquartered in London and 100% owned by the NBG Group, represents the international investment-banking arm of the Group. The company was set up in 1996 to further expand the Group's investment banking activities abroad. It works alongside foreign financial institutions to raise funds for Greek customers while it also assists foreign investors in making placements in Greek stocks and bonds.

The depressed climate throughout international money markets in 2002 had a negative impact on its profitability.

Key figures (€ thousands)	2002	2001	±%
Total assets	21 557	24 007	-10.2%
Equity	19 108	19 545	-2.2%
Share capital	10 761	11 504	-6.5%
Reserves	8 347	8 041	+3.8%
Profit before tax	1 740	5 016	-65.3%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	332
Amounts due to NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	10 761

NBG FINANCE PLC

NBGF, 100% owned by National Bank of Greece, was established in 1997 and is headquartered in London. Its activities focus exclusively on the issuance and management of the € 750 million subordinated loan issued by the parent bank National Bank of Greece.

Key figures (€ thousands)	2002	2001	±%
Total assets	752 919	227 159	+231.5%
Equity	120	121	-0.8%
Share capital	84	95	-11.6%
Reserves	36	26	+38.5%
Interest and similar income	19 563	11 999	+63.0%
Profit before tax	22	57	-61.4%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	750 496
Amounts due to NBG	2 363
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	77

NBGI Inc.

A fully owned subsidiary of NBG International, this company was founded in 2000 and is headquartered in New York. NBGI Inc. is the holding company of NBG Asset Management and NBG Securities. Through NBG International, the Group owns the company's entire share capital.

Key figures (€ thousands)	2002	2001	±%
Total assets	1 365	2 241	-39.1%
Equity	1 202	2 054	-41.5%
Share capital	-	-	-
Reserves	1 202	2 054	-41.5%
Profit before tax	(502)	(819)	-38.7%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by NBG	-

INTERLEASE AD

Interlease was established in Bulgaria in 1995. The Bank owns 87.5% of its share capital. The company offers primarily industrial equipment leasing services and has a leading presence in Bulgaria (its market share exceeds 90%). In 2002, it established Interlease auto, a fully owned subsidiary specializing in car leasing with a view to penetrating this market. At the end of 2002, its customer base comprised more than 250 customers.

The substantial (almost double) growth in assets during 2002 reflects the growth, in terms of absolute prices, in the leasing portfolio as well as improvements in its quality. Its cooperation with UBB was fruitful and 20% of its new customers came from UBB.

Key figures (€ thousands)	2001	2000	±%
Total assets	43 801	22 518	+94.5%
Equity	175	(695)	-125.0%
Share capital	1 778	1 785	-0.4%
Reserves	(1 603)	(2 480)	-35.4%
Profit before tax	903	230	+292.6%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	1 930
Amounts due to NBG	30 519
NBG direct participation (%)	87.5%
NBG indirect participation (%)	-
Book value of shares held by NBG	1 222

NATIONAL MANAGEMENT AND ORGANIZATION COMPANY (ETHNOKARTA)

Ethnokarta, headquartered in Athens, was set up in 1971 by NBG and is 100% owned by it. Its activities include the organization, monitoring and development of activities relating principally to consumer lending and, in particular, credit cards issued or represented by NBG (Ethnokarta, MasterCard, and Visa), and the granting of personal and consumer loans.

Despite intense competition, the Group continues to lead the credit card market. The total number of credit cards in circulation at 31 December 2002 was 1 098 000, up 27% on the previous year. Ethnokarta has entered into agreements with various other companies for the promotion and issue of branded credit cards (affinity cards).

Key figures (€ thousands)	2002	2001	±%
Total assets	35 192	25 515	+37.9%
Equity	17 600	10 316	+70.6%
Share capital	19 869	8 130	+144.4%
Reserves	(2 269)	2 186	-203.8%
Profit before tax	(4 455)	1 754	-354.0%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	2 888
Amounts due to NBG	3 362
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	23 328

ETHNIKI LEASING SA

Ethniki Leasing SA, headquartered in Athens, was established in 1990 by ETEBA, Crédit Lyonnais, Slibail International and Banque Francohellénique. NBG gradually acquired the shareholdings of the other companies, and today owns 100% of the share capital of the company. Ethniki Leasing, in collaboration with the Bank, offers fixed asset leasing services for professional use by individuals and companies.

The collaboration of the company with the Credit Centers, as well as the Corporate Banking Division, of the Bank had a positive impact on the control of credit risk and the rationalization of the credit portfolio. Consequently, dues in arrears were drastically reduced in 2002. The rise in assets reflects clearly the € 4.9 million increase in business (22% increase in contracts and 33% increase in value). The decreased profitability resulted from the additional provisions of € 1.2 million set against future losses.

Key figures (€ thousands)	2002	2001	±%
Total assets	171 283	116 561	+46.9%
Equity	30 916	28 856	+7.1%
Share capital	26 415	26 415	+0.0%
Reserves	4 501	2 441	+84.4%
Profit before tax	2 276	3 161	-28.0%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	730
Amounts due to NBG	125 668
NBG direct participation (%)	93.3%
NBG indirect participation (%)	6.7%
Book value of shares held by NBG	29 055

NATIONAL REGIONAL DEVELOPMENT COMPANY OF NORTHERN GREECE SA VENTURE CAPITAL

The company was set up by National Bank of Greece, Commercial Bank of Greece, Ionian Bank, Thrace Paper Mills SA and Mihaniki SA in 1994. It provides advice on matters concerning economic development in Northern Greece, with an emphasis on business plans for investment subsidies, feasibility studies and the preparation of plans for participation in EU projects. Since 1998, the company has been involved in venture capital activities under L. 2967/95. It is headquartered in Thessalonica and has a branch in Komotini, Thrace. The Bank controls 65% of the company's share capital.

Key figures (€ thousands)	2002	2001	±%
Total assets	8 568	8 552	+0.2%
Equity	8 393	8 548	-1.8%
Share capital	5 870	5 869	+0.0%
Reserves	2 523	2 679	-5.8%
Profit before tax	194	244	-20.5%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	95
Amounts due from NBG	5 480
Amounts due to NBG	-
NBG direct participation (%)	65.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	4 068

NATIONAL SECURITIES SA

The company, headquartered in Athens and 100% owned by the NBG Group, was established in 1990. It offers a full range of brokerage services covering the ASE and the ADEX. It also offers underwriting, consultancy services, and institutional investor portfolio management.

During 2002, despite the negative conditions in the Greek capital markets, the company increased its market share by 15.5% (2002: 7.82% 2001: 6.77%) and ranked among the market leaders.

Key figures (€ thousands)	2002	2001	±%
Total assets	464 987	546 728	-15.0%
Equity	21 748	22 057	-1.4%
Share capital	6 986	6 986	+0.0%
Reserves	14 762	15 071	-2.1%
Profit before tax	1 279	2 954	-56.7%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	4 075
Amounts due from NBG	34 863
Amounts due to NBG	10 564
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	18 170

DIETHNIKI MUTUAL FUND MANAGEMENT SA

Diethniki, headquartered in Athens and 100% owned by the NBG Group, was established in 1972. Diethniki markets and manages mutual funds that invest in Greece. It manages all the mutual funds bearing the "Delos" brand name and offers products either through direct funds or in combination with investment accounts.

The company's products are marketed through the branch network of National Bank of Greece and the branches and agents of Ethniki Insurance. In 2002, despite the adverse market conditions the return and the ranking of most of the mutual funds under management outperformed those for 2001. As a result, DIETHNIKI was one of the two mutual fund management companies whose assets and market share increased (2002: 16.67%, 2001: 15.82%) ranking it among the market leaders in Greece.

Key figures (€ thousands)	**2002**	**2001**	**±%**
Total assets	69 358	60 652	+14.4%
Equity	4 035	8 159	-50.5%
Share capital	600	600	+0.0%
Reserves	3 435	7 559	-54.6%
Profit before tax	(3 723)	4 526	-182.3%

Relationship with NBG (€ thousands)	**2002**
Dividends received by NBG	1 037
Amounts due from NBG	11 095
Amounts due to NBG	61 183
NBG direct participation (%)	81.0%
NBG indirect participation (%)	19.0%
Book value of shares held by NBG	11 029

NATIONAL SECURITIES CYPRUS LTD

The company was established in 1998 and is headquartered in Nicosia. It operates under the legal framework applicable to member companies of the Cyprus Stock Exchange (CSE). The company offers a full range of brokerage services as well as underwriting services for companies seeking listing on the CSE. It also provides analyses on the performance of CSE-listed securities.

In 2002, the negative climate that prevailed in the CSE impacted adversely the company's profitability. With a view to containing Group operating costs in Cyprus and enhancing the servicing of customers it has been decided that the Company should merge with NBG Cyprus.

Key figures (€ thousands)	**2002**	**2001**	**±%**
Total assets	844	1 904	-55.7%
Equity	844	989	-14.7%
Share capital	872	870	+0.2%
Reserves	(28)	119	-123.5%
Profit before tax	(120)	(529)	-77.3%

Relationship with NBG (€ thousands)	**2002**
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by NBG	-

ETHNIKI KEFALAIOU SA

The company, 100% owned by NBG, was established in 1991 and is headquartered in Athens. Its primary activity is to facilitate the liquidation of various assets held by the Bank. It manages assets (such as land and buildings, funds, shares and securities) and liabilities (with an emphasis on the liquidation of disputed balances). It is also involved in the liquidation of companies in accordance with the provisions of Article 46a of L. 1892/90. On this basis, the company finalized the winding up process of the Industrial Reconstruction Organization (IRO) in 2002.

In 2002, proceeds from the sale of land and buildings increased substantially to approximately € 18.5 million, with profits on sales standing at approximately € 10.5 million. Earnings from receivership services to Ethniki Leasing increased as well. On the other hand, stocks and securities management showed a marked decline in performance, impacting on the company's results overall in 2002.

Key figures (€ thousands)	2002	2001	±%
Total assets	189 833	239 976	-20.9%
Equity	184 682	236 552	-21.9%
Share capital	55 824	55 824	+0.0%
Reserves	128 858	180 728	-28.7%
Profit before tax	(47 433)	(21 849)	-117.1%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	60 076
Amounts due to NBG	23
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	3 325

ETHNIKI VENTURE CAPITAL MANAGEMENT SA

The company, headquartered in Athens, was established in 1999, though its business operations effectively began in 2000. Together with NBGI Private Equity Ltd and NBGI Jersey Ltd, it belongs to NBG International, which owns its entire share capital. The company provides financial advice on investment (in shares and other securities) locally and abroad. The company has taken over responsibility for managing the Group's venture capital activities in Greece, the wider SE European region, and those parts of western Europe where Greek businesses are active. Besides offering services to two Group entities that operate as offshore funds in Cyprus, i.e. NBG Greek Fund and NBG Balkan Fund, the company offers consulting services to three other investment firms set up by the Group in 2001, NBG Technology Fund (jointly with Microsoft), Turkish Private Equity Fund, and Innovative Enterprises S.A. (with the distinctive name iVen). Ethniki Venture Capital Management reviews investments in all business sectors (with the exception of shipping and real estate), focusing on high-tech industries, where there are substantial margins for expansion and a need for high-risk funds.

At 31 December 2002, total invested funds amounted to € 7.5 million, € 4.1 million and € 2.8 million for NBG Greek Fund, NBG Balkan Fund/ NBG Emerging Europe Fund and NBG Technology Fund respectively. These three venture capital funds have carried out 11 investments in 7 non-listed, fast growing Greek businesses, as well as one Bulgarian, one Egyptian, on US and one UK business.

In seeking out and assessing investment opportunities the company collaborates with other Group companies, and the Credit Centers. Ethniki Venture Capital Management aims to become a leading force in the venture capital market in Greece and SE Europe in general.

Key figures (€ thousands)	**2002**	**2001**	**±%**
Total assets	1 823	1 206	+51.2%
Equity	1 043	825	+26.4%
Share capital	293	293	+0.0%
Reserves	750	532	+41.0%
Profit before tax	399	470	-15.1%

Relationship with NBG (€ thousands)	**2002**
Dividends received by NBG	-
Amounts due from NBG	1 549
Amounts due to NBG	4
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by NBG	-

NBG BALKAN FUND

The company is active in the venture capital market and is headquartered in Nicosia, Cyprus. National Bank of Greece and ETEBA established it in 1998 under the name ETEBA Balkan Fund Ltd. In 1999, it was renamed NBG Balkan Fund. Its objective is the investment of funds in all types of business activity in the Balkans, Eastern Europe and the East Mediterranean. It invests principally in shares arising from share capital increases by the companies in which it invests. It also lends money in the form of convertible bonds. It must be noted that the company does not aim to obtain control of the companies in which it invests. In 2002, the company invested a total of € 4.1 million in Egypt, Bulgaria and Romania. The Bank has decided to wind up the company. Its investments will be transferred to NBG Emerging Europe Fund.

Key figures (€ thousands)	**2001**	**2000**	**±%**
Total assets	14 651	14 817	-1.1%
Equity	14 641	14 814	-1.2%
Share capital	5 869	5 869	+0.0%
Reserves	8 772	8 945	-1.9%
Profit before tax	(173)	(192)	+9.9%

Relationship with NBG (€ thousands)	**2002**
Dividends received by NBG	-
Amounts due from NBG	85
Amounts due to NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	5 869

NBG GREEK FUND

The company is active in the venture capital market and is headquartered in Nicosia, Cyprus. National Bank of Greece and ETEBA established it in 1998 under the name ETEBA Greek Fund Ltd. In 1999, it was renamed NBG Greek Fund. It focuses on investing funds in unlisted Greek companies. It invests primarily in shares arising from share capital increases by the companies in which it invests. It also lends money in the form of convertible bonds. It should be noted that the company does not aim to obtain control of the companies in which it invests. During the year under review, its investments amounted to € 7.5 million.

Key figures (€ thousands)	2002	2001	±%
Total assets	41 590	42 201	-1.4%
Equity	41 580	42 198	-1.5%
Share capital	18 342	18 342	+0.0%
Reserves	23 238	23 856	-2.6%
Profit before tax	(618)	(884)	+30.1%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	8 398
Amounts due to NBG	-
NBG direct participation (%)	100%
NBG indirect participation (%)	-
Book value of shares held by NBG	18 342

ETEBA ROMANIA SA

ETEBA Romania was established in 1996 under the name S.C. Top Invest SA with the object of offering investment services. In 1999, it was taken over by ETEBA. It is headquartered in Bucharest and offers a wide range of investment activities. It is active, inter alia, in buying and selling securities on its own behalf and on behalf of third parties, in underwriting the placement of securities from primary and secondary issues, agency and broking services, the custody of funds and/or securities, the execution of orders in relation to the securities, the management of personal securities portfolios, market making and the distribution of investment funds.

Key figures (€ thousands)	2002	2001	±%
Total assets	487	277	+75.8%
Equity	462	273	+69.2%
Share capital	764	523	+46.1%
Reserves	(302)	(250)	-20.8%
Profit before tax	(49)	(164)	+70.1%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	192
Amounts due to NBG	9
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	860

ETEBA ADVISORY SRL

The company was set up in 2000 and is headquartered in Bucharest, Romania. It is a subsidiary of ETEBA Romania and offers advisory services on investment activities that are not directly related with the Stock Exchange. These services cannot be offered by its parent company due to limitations set by the Romanian legal framework.

Key figures (€ thousands)	2002	2001	±%
Total assets	11	29	-62.1%
Equity	(13)	25	-152.0%
Share capital	105	105	+0.0%
Reserves	(118)	(80)	-47.5%
Profit before tax	(37)	(75)	+50.7%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	4
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by NBG	-

ETEBA ESTATE FUND LTD

Established in 1998 by ETEBA, ETEBA Estate Fund Ltd is headquartered in Nicosia, Cyprus. It focuses on investing in companies that operate in the Balkans, the former USSR and the East Mediterranean with a special emphasis on tourism and property development.

Key figures (€ thousands)	2002	2001	±%
Total assets	2 934	2 940	-0.2%
Equity	2 927	2 940	-0.4%
Share capital	147	147	+0.0%
Reserves	2 780	2 793	-0.5%
Profit before tax	(11)	(1)	-1000.0%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	143
Amounts due to NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	147

ETEBA EMERGING MARKETS FUND LTD

The company was established in 1998 by ETEBA and is headquartered in Nicosia, Cyprus. It focuses on investing in companies that operate in the Balkans, the former USSR and the East Mediterranean and specialize in high-tech and telecommunications industries.

Key figures (€ thousands)	2002	2001	±%
Total assets	2 934	2 940	-0.2%
Equity	2 927	2 939	-0.4%
Share capital	147	147	+0.0%
Reserves	2 780	2 793	-0.5%
Profit before tax	(11)	(1)	-1000.0%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	143
Amounts due to NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	147

ETEBA VENTURE CAPITAL MANAGEMENT COMPANY LTD

The company was established in 1998 by ETEBA. It is based in Nicosia, Cyprus, and is active in the management and investment decisions for the two funds that are located in Cyprus (ETEBA Emerging Market Funds Ltd and ETEBA Estate Fund Ltd).

Key figures (€ thousands)	2002	2001	±%
Total assets	2	5	-60.0%
Equity	(5)	5	-200.0%
Share capital	18	18	+0.0%
Reserves	(23)	(13)	-76.9%
Profit before tax	(10)	(5)	-100.0%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	1
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by NBG	18

ETEBA BULGARIA SA

The company was established in 1999 in Sofia, Bulgaria. Its main activity is to provide a full range of investment banking services. It provides financial consultancy services for privatizations (either to the State or to the potential buyer) and for acquisitions and mergers, brokers services for shares listed on the Sofia Stock Exchange, and financial analysis for selected companies and sectors.

Key figures (€ thousands)	2002	2001	±%
Total assets	521	534	-2.4%
Equity	461	504	-8.5%
Share capital	588	591	-0.5%
Reserves	(127)	(87)	-46.0%
Profit before tax	(69)	(55)	-25.5%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	415
Amounts due to NBG	36
NBG direct participation (%)	92.0%
NBG indirect participation (%)	8.0%
Book value of shares held by NBG	546

NBG BANCASSURANCE

The company was established in 1998 in Athens. It provides insurance and reinsurance services and the evaluation of insurance contracts, especially in relation to the provision of housing loans.

Key figures (€ thousands)	2002	2001	±%
Total assets	20 057	16 481	+21.7%
Equity	1 052	1 050	+0.2%
Share capital	300	300	+0.0%
Reserves	752	750	+0.3%
Profit before tax	1 288	1 672	-23.0%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	966
Amounts due from NBG	436
Amounts due to NBG	386
NBG direct participation (%)	99.7%
NBG indirect participation (%)	0.3%
Book value of shares held by NBG	300

NBG MANAGEMENT SERVICES

It was established during 2000 in Nicosia, Cyprus. It provides management services to the rest of the Group companies.

Key figures (€ thousands)	2002	2001	±%
Total assets	1 462	1 230	+18.9%
Equity	1 434	1 211	+18.4%
Share capital	90	107	-15.9%
Reserves	1 344	1 104	+21.7%
Profit before tax	436	499	-12.6%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	960

NATIONAL MUTUAL FUND MANAGEMENT

It was established in 1993 with a view to launch mutual funds of secured income. It is based in Athens and the Bank owns directly 50.0% of its share capital.

Key figures (€ thousands)	2002	2001	±%
Total assets	1 200	1 190	+0.8%
Equity	1 193	1 186	+0.6%
Share capital	1 172	1 172	+0.0%
Reserves	21	14	+50.0%
Profit before tax	10	24	-58.3%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	1 122
Amounts due to NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	1 175

NBGI JERSEY LTD

It was founded in 2000 by NBG International and is based in London. It is 100% owned by the NBG Group through NBG International and is engaged in the management of venture capital funds.

Key figures (€ thousands)	2002	2001	±%
Total assets	8	292	-97.3%
Equity	(31)	(7)	-342.9%
Share capital	0	0	-
Reserves	(31)	(7)	-342.9%
Profit before tax	(26)	(7)	-271.4%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by NBG	-

NBGI PRIVATE EQUITY LTD

It was founded in 2000 by NBG International and is based in London. The company is engaged in the management of venture capital funds amounting to Euro 100 million which it invests in private medium-sized companies established in the UK and Western Europe.

Key figures (€ thousands)	2002	2001	±%
Total assets	509	1 073	-52.6%
Equity	156	164	-4.9%
Share capital	154	164	-6.1%
Reserves	2	0	-
Profit before tax	9	0	-

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by NBG	-

NBG LUXEMBOURG HOLDING S.A.

The company, established in 2001, is headquartered in Luxembourg. It aims to generate and manage mutual funds. It commenced operations during 2002.

Key figures (€ thousands)	2002	2001	±%
Total assets	237	-	-
Equity	182	-	-
Share capital	75	-	-
Reserves	107	-	-
Profit before tax	110	-	-

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	94./%
NBG indirect participation (%)	5.3%
Book value of shares held by NBG	71

NBG LUXFINANCE HOLDING S.A.

The company, established in 2002, is headquartered in Luxembourg. It aims to generate and manage mutual funds. It commenced operations during 2002.

Key figures (€ thousands)	2002	2001	±%
Total assets	778	-	-
Equity	613	-	-
Share capital	75	-	-
Reserves	538	-	-
Profit before tax	453	-	-

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	94.7%
NBG indirect participation (%)	5.3%
Book value of shares held by NBG	71

NBG ASSET MANAGEMENT S.A.S.

The company, established in 2002, is headquartered in France. It aims to generate and manage mutual funds that invest in international money markets. Its share capital, which totals € 55,000, is owned 100% by NBG.

Key figures (€ thousands)	2002	2001	±%
Total assets	56	-	-
Equity	56	-	-
Share capital	55	-	-
Reserves	1	-	-
Profit before tax	1	-	-

Relationship with NBG (€ thousands	2002
Dividends received by NBG	-
Amounts due from NBG	3
Amounts due to NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	55

NBG INTERNATIONAL ASSET MANAGEMENT S.A.S.

The company, headquartered in France, was established in 2002. It aims to generate and manage mutual funds and private and institutional investor portfolios. Its share capital, which totals € 1.5 million, is owned 100% by NBG.

Key figures (€ thousands	2002	2001	±%
Total assets	1 554	-	-
Equity	1 323	-	-
Share capital	1 500	-	-
Reserves	(177)	-	-
Profit before tax	(177)	-	-

Relationship with NBG (€ thousands	2002
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	1 500

INNOVATIVE ENTERPRISES S.A.

The company, headquartered in Athens, was established in 2001 by Ethniki Venture Capital S.A. It selects and supports innovative business plans by participating in the share capital of companies up to the sum of € 300K. These funds can cover the initial operating requirements, support market research and develop new products and services. The ultimate aim of Innovative Enterprises is to achieve gains via the sale of its participation in such enterprises.

Key figures (€ thousands)	2002	2001	±%
Total assets	280	-	-
Equity	179	-	-
Share capital	813	-	-
Reserves	(634)	-	-
Profit before tax	(634)	-	-

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by NBG	-

NATIONAL INVESTMENT COMPANY SA

The company, set up in 1980 and headquartered in Athens, is listed on the ASE. Its sole activity is securities portfolio management. The NBG Group owns directly 36.4% of its share capital. The other shareholders are primarily social security funds and the Postal Savings Fund.

The low profitability of the company in 2002 reflects the unfavorable climate that prevailed in the ASE throughout the year.

Key figures (€ thousands)	2002	2001	±%
Total assets	166 949	239 729	-30.4%
Equity	166 452	33 668	+394.4%
Share capital	238 677	297 108	-19.7%
Reserves	(72 225)	(263 440)	-72.6%
Profit before tax	(2 969)	773	-484.1%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	
Amounts due from NBG	
Amounts due to NBG	
NBG direct participation (%)	36.42%
NBG indirect participation (%)	
Book value of shares held by NBG	138 422

9.2 Companies of the non- financial sector

ETHNIKI HELLENIC GENERAL INSURANCE SA

The company was established in 1891 in Athens. The direct and indirect participation of National Bank of Greece in its equity amounts to 73.5%. Ethniki Insurance is the Group's representative in the domestic insurance market. It issues policies covering a wide range of risk (life, health, fire, calamity, credit, aircraft, hull and cargo) and enjoys strong reinsurance backup via world-class companies active principally in Europe.

The company offers its products through a network of 58 branches, 156 insurance offices and 1 400 insurance brokers located throughout the country. Furthermore, its products are now available through the branches of NBG as well. Ethniki Insurance is the market leader for general insurance products and holds second place in the life insurance market. According to the latest statistics, the market share of Ethniki Insurance in the general insurance, car and life sectors was 21.2%, 24.4% and 15.8% respectively. For the year ended 31 December 2002, life insurance premia production increased 7.8%, reaching € 219.7 million (2001: € 203.8 million), general insurance premia production increased 11.4%, reaching € 370.4 million (2001: € 332.5 million). The negative climate that prevailed in the Greek capital market had an adverse impact on the profitability of the company.

The forthcoming changes in the country's insurance system should provide new opportunities for the private insurance sector in Greece. It is expected that the new pension system being planned for the country will provide for the participation of private insurance companies in supplementing workers' pension levels, where employees wish to have such cover. A significant increase in insurance demand is expected to occur with the preparations for the 2004 Athens Olympics. To facilitate the company's expansion and further boost its profitability, emphasis is being placed on enhancing its real estate and cost containment. In addition, in view of the company's expansion in SE Europe, it set up jointly with NBG Cyprus two subsidiaries in Cyprus active in the life and general insurance sectors respectively. At the same time, the company is active in Romania via Societate Comerciala de Asigurare Reasigurare Eleno-Romana Garanta SA, in which it holds a majority stake.

Key figures (€ thousands)	2002	2001	±%
Total Assets	1 319 584	1 250 821	+5.5%
Equity	89 132	104 140	-14.4%
Share Capital	71 726	71 726	+0.0%
Reserves	17 406	32 414	-46.3%
Profit before tax	3 278	30 883	-89.4%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	176 600
Amounts due to NBG	-
NBG direct participation (%)	73.5%
NBG indirect participation (%)	1.0%
Book value of shares held by NBG	150 601

NATIONAL REAL ESTATE

The company was established in 1905 in Athens in order to establish, construct and utilize general warehouses in Greece and to participate in sectors relevant to its main activity, i.e. receiving, storing and managing goods, issuing storage titles, and so on. The Company has branches at various locations around the country, with central warehouses in Athens, Piraeus, Thessaloniki, Volos and Skidra, and modern storage facilities in Magoula, Attica, which are regularly expanded and upgraded. Since May 2000, the company's goals were broadened so as to enable it to buy, sell and utilize real estate, for which purpose it acquired four other Group companies operating in the same business area. NBG directly and indirectly holds 81.1% of the company's share capital. In 2002, the company posted a 11.5% increase in turnover (from € 10.4 million in 2001 to € 11.6 million in 2002) and an average 86.2% utilization of its total storage space. In 2003 it is expected that the company will attain still greater market share chiefly through the construction of new storage facilities with a total floor space of 4 370 square metres in Sindos, Thessaloniki, and its leasing of new storage space in Magoula to the 2004 Athens Olympics Organizing Committee. These, combined with the provision of complex services (combined distribution, third-party logistics, etc), are likely to boost its market share still further to around 40%.

Key figures (€ thousands)	**2002**	**2001**	**±%**
Total Assets	280 497	281 295	-0.3%
Equity	274 169	273 994	+0.1%
Share Capital	49 086	54 540	-10.0%
Reserves	225 083	219 454	+2.6%
Profit before tax	2 451	5 901	-58.5%

Relationship with NBG (€ thousands)	**2002**
Dividends received by NBG	778
Amounts due from NBG	
Amounts due to NBG	
NBG direct participation (%)	79.5%
NBG indirect participation (%)	0.6%
Book value of shares held by NBG	245 193

ASTIR PALACE VOULIAGMENIS SA

The company was set up in 1998 with the separation of the Vouliagmenis complex from Astir Hotel SA. It provides tourism and hotel related services. It runs three hotels (Arion, Nafsika and Aphrodite) which provide high-quality hotel services to individuals and corporations alike, with full conference and other leisure facilities.

The tourism sector is one of the most important sectors of the Greek economy. While in recent years the number of tourist arrivals has slowed down, in 2002 bookings by overseas visitors to the hotels increased by 3.3%, while bookings by domestic customers rose by 3.1%. These improved figures boosted the profitability of the company.

Astir Palace is a luxury hotel in the Athens area, but is the only one that combines the facilities of a resort and business hotel. This unique advantage is reflected in the increase in revenues deriving from ticket sales for admission to the hotel's beach facilities and from hiring of its conference facilities. The improvement and expansion of the existing premises (construction of a new convention center and multiple function center, and modernization of the buildings and installations) should boost the company's profitability yet further.

A significant advantage in this area is the fact that the company's clientele consists principally of individual clients (not groups) and conventions. This enables the company to operate without depending on tour operators, enabling it to follow an independent strategy and pricing policy.

Since July 2000 the company's stock has been listed on the ASE. NBG holds directly and indirectly 76.7% of the company's total share capital.

Key figures (€ thousands)	2002	2001	±%
Total Assets	147 937	148 603	-0.4%
Equity	137 184	135 836	+1.0%
Share Capital	106 500	106 500	+0.0%
Reserves	30 684	29 336	+4.6%
Profit before tax	7 340	7 008	+4.7%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	2 717
Amounts due from NBG	47 523
Amounts due to NBG	1 029
NBG direct participation (%)	76.7%
NBG indirect participation (%)	1.2%
Book value of shares held by NBG	163 129

ETHNODATA SA

The company, headquartered in Athens, was set up in 1981. It offers information systems consulting services, software development and training related to information systems and multimedia. NBG holds directly or indirectly the entire share capital of the company.

In view of the need to upgrade the computer systems (installation and back-up for the Globus program) at NBG's subsidiary banks in Bulgaria (UBB) and the Former Yugoslav Republic of Macedonia (Stopanska Bank), Ethnodata set up two new affiliates in Sofia and Skopje, with the participation of the companies Informer and Planet. It has also set up the companies Dataplan S.A. (a human resources company) and Ethnoplan S.A. (an IT consulting company).

Key figures (€ thousands)	2002	2001	±%
Total Assets	7 376	7 708	-4.3%
Equity	6 901	7 204	-4.2%
Share Capital	6 153	6 153	+0.0%
Reserves	748	1 051	-28.8%
Profit before tax	(173)	208	-183.2%

Relationship with NBG (€ thousands)	2002
Dividends received by NBG	-
Amounts due from NBG	1 653
Amounts due to NBG	-
NBG direct participation (%)	98.4%
NBG indirect participation (%)	1.6%
Book value of shares held by NBG	7 089

10. Strategy of the NBG Group

The long-term objective of the NBG Group is to create shareholder value while offering top quality services to its customers and society in general. To achieve this, we have sought over the course of the past few years to transform the Group into a modern, dynamic and innovative financial organization, affirming its role as the lead player in the Greek banking market. This was no simple undertaking, as the banking environment has become increasingly competitive, and there is today a growing demand for new services and a more modern relationship with customers.

At the present juncture, the adverse economic climate and the significant changes taking place in the banking sector internationally require that we adjust our strategy without, however, compromising our commitment to our long-term objective. A key objective of the NBG Group is to consolidate its position in the single European market. To this end, we focus on enhancing operating profit, maintaining a strong capital base, improving further the quality of assets and developing the technological infrastructure that enables us to achieve a more efficient allocation of capital, principally through a conservative policy vis-à-vis loans and investments.

Accordingly, we are pursuing growth in segments and activities where the Group boasts strong comparative advantages and identifies significant growth prospects, whose returns fully justify the risk undertaken. At the same time we seek to upgrade continuously the services we provide, so as to secure the loyalty and satisfaction of our customers.

As a result, we are concentrating our focus on the rapidly growing areas of retail banking, lending to SMEs, asset management and bancassurance, as well as on our broader aim of expanding further in SE Europe.

As a key part of the strategy, NBG systematically seeks to modernize its systems and procedures and at the same time reduce costs. These complementary efforts form part of a process of continuous progress that permits us to meet the new requirements of the market, and, together with the Bank's investment in its human capital, have succeeded in enhancing productivity and efficiency. In this respect, the substantial efforts made in 2002 to modernize and restructure our branches will continue unabated in the current year.

Retail banking: engine for growth

The Bank's decision, five years ago, to focus on retail banking proved critical for its subsequent evolution into a modern financial organization. In the years that ensued, NBG succeeded in establishing itself as the principal bank of the Greek family, meeting the needs of individuals and households via an extensive range of retail products and services. In the context of this effort, NBG offers not only traditional deposit products but also a more sophisticated range of mortgage and consumer loans, credit cards, mutual funds, life assurance and other investment products. Through these, NBG aims at capitalizing on its very substantial client base (two thirds of the country's economically active population bank with us).

In 2002, NBG decided to extend the model applied to its consumer and mortgage lending business to the sphere of professional credit. At the same time, we launched new loan products to self-employed professionals and small businesses with annual turnover below € 1 million, which proved highly popular and generated an impressive 35% increase in professional credit balances during the period March to December 2002.

At the end of 2002, retail-banking products represented 44% of the Group's loan portfolio, as against 38% at the end of 2001. NBG will seek to increase yet further the contribution of its retail banking business to the Group's profits and turnover. It can do this by tapping the resources of its restructured branch network, alternative distribution channels and the cross-selling potential of the Group's large customer base. We will also seek to enhance customer satisfaction and thereby strengthen customer loyalty, shifting the orientation of our lending activities from a product focus to a client focus.

Continued targeting of SMEs

NBG considers further expansion in its financing to SMEs to be an important challenge as well as a specific target. The SME segment constitutes the backbone of the Greek economy and presents ample margins for lending growth, particularly given the fact that the financial awareness of small and medium-sized enterprises is constantly improving, and they realize the need to achieve sustained growth in order to secure a future in the single European market.

National Bank of Greece is determined to play a central role in supporting SMEs in their efforts to make their business prosper. By drawing on our very extensive client base, launching new products, maximizing the potential of our newly restructured branch network and seizing the opportunities arising from the Bank's pivotal role in the management and distribution of CSF III funds, we expect to deliver greater volumes of services to SMEs in the years ahead. Already, the results in this area have been highly encouraging, with lending to SMEs in 2002 growing by 15%.

Prepared for tomorrow: asset management and bancassurance

In Greece, asset management is still in its infancy. However, it is very likely that investor behaviour in Greece will change markedly in the near future as investors seek more sophisticated products and greater diversification in their investment portfolios, in line with their needs, income and appetite for risk.

National Bank of Greece is already well prepared to cater to investor needs and to assist Greek households in their investment decisions. For instance, NBG offers a wide range of investment options covering the major money and capital markets. Furthermore, for some months now it has offered a series of new capital-guaranteed deposit products that offer the possibility of higher returns, as an alternative to conventional deposits whose return reflects the low interest rate environment internationally. The positive response, which these have received from the investing public, is evidence of the potential in the Greek market for products of this kind.

NBG also restructured its Private Banking activities with a view to attracting high net worth customers to its investment services. The fact that NBG runs the largest and most efficient treasury in Greece, as well as having a very large client base, provides it with important comparative advantages in attracting clients and in managing successfully their funds.

A similar picture is presented by NBG's bancassurance operations. The insurance market in Greece still lags behind the rest of Europe by a wide margin. The need for better and fuller insurance coverage and the increased role of private pension insurance are both likely to lead to a substantial rise in demand for insurance products in the years ahead. Indeed, via the largest insurance company in Greece, NBG offers modern insurance products and services that meet the growing needs of the public.

Diversifying our revenue and extending our horizons internationally

In the years ahead, one of our key strategic goals will be not only to optimize our potential in the domestic market, but also to enhance our presence and activity beyond the borders of Greece. In this way, NBG can grow into a strong regional banking institution whose reach extends across the wider SE Europe area.

However, NBG's international activities are required to generate satisfactory returns on capital invested. To achieve this objective, we have embarked on a broad restructuring of the Group's international business, and this restructuring is already bearing fruit. In fact, in 2002, net income from international activities accounted for approximately 25% of the Group's total net revenues (excluding capital gains) compared with 16% in 2001.

We aim to widen the scope of our operations in the Balkan markets, particularly in the sphere of retail banking, applying to our units in these countries the successful model developed and implemented in Greece. By forging a strong presence in the wider region the Group should continue to generate positive results, as the region embarks on a period of rapid growth of over 4% annually, and as public confidence in banks (and particularly foreign banks) operating in these countries strengthens.

Increasing productivity and containing operating costs: keys to improved profitability

Besides seeking to enhance revenues through higher turnover and aiming to capture a larger share of sectors offering higher profit margins, NBG is committed to managing carefully, and containing as far as possible, the operating costs of the Bank and the Group as a whole.

During the course of 2002, the Group's branch network at home and abroad underwent extensive restructuring. These changes have improved the productivity and efficiency of the branch network, and led to a reduction in operating costs as well as to the provision of better services to customers.

On the Group level, the departure of over 1 500 employees (7% of the workforce) and a reduction in the level of overtime led to a reduction, for the first time, in staff expenses by 0.5% in 2002. The benefits deriving from the reduction in staff numbers should become more apparent during the course of 2003, when the increase in overall operating costs is likely to be again moderate.

It should be stressed that in recent years the Group has invested substantial sums in radically modernizing its entire operations and technological infrastructure. This programme has now reached completion. As a result there should be a reduction in these expenses in the coming years, since the considerable investment gap that existed earlier has been closed.

Effective risk management

NBG takes special care to maintain the high quality of its loan portfolio. For this reason, the accurate and swift evaluation of loan requests is a top priority. Furthermore, NBG follows a conservative policy with respect to market risk, applying a VaR methodology to monitor the relevant market risk factors on a daily basis. At the same time, the Bank carries out proactive and systematic surveillance of its loan portfolio, a process that was recently upgraded with the introduction of Moody's Risk Advisor rating system.

Thus, despite the substantial increase in retail-banking lending in recent years, there has been a marked improvement in the quality of the loan portfolio. Hard work has produced well-earned results: non-performing loans have declined remarkably in the rapidly growing retail-banking business (consumer and mortgage lending). To illustrate, the level of new non-performing loans over the past four years in the mortgage lending sector represents, in total, just 0.8% of related disbursements over the same period. During the same four-year period, the impressive € 1 800 million increase in the consumer loan balance led to a rise of just € 35 million in non-performing debt.

Lastly, it should be stressed that the improvement in operating profit together with the satisfactory capital adequacy of the Group stand to guarantee the future growth of NBG both within Greece and internationally.

11. Regulatory regime

11.1 Regulation and Supervision of banking in Greece

The Bank of Greece is the central bank in the Hellenic Republic. It is exclusively responsible for the licensing and supervision of credit institutions in Greece, with a view to secure the stability of the credit system and to protect depositors. Apart from granting banking licenses the central bank issues guidelines relating to the operations, capital adequacy, risk exposure and the investment activities of credit institutions.

The EU Council's main directives on regulation of credit institutions have been adopted under Greek law, including:

- The own Funds Directive (EU Council Directive 89/299), which defines a bank's capital for purposes of determining solvency and was adopted under Greek law pursuant to Act No. 2053/18.03.1992 of the Governor of the Bank of Greece.
- The Second Banking Directive (EU Council Directive 89/646), which was fully implemented by Greek law 2076/1992 "Banking Practices and Related Matters".
- The Solvency Ratio Directive (EU Council Directive 89/674), which was adopted under Greek law pursuant to Act No. 2054/18.03.1992 of the Governor of the Bank of Greece.
- The "Large Exposures Directive" (EU Council Directive 92/121), on the supervision and monitoring of large exposures of credit institutions, which was adopted under Greek law pursuant to Act No. 2246/13.07.1993 of the Governor of the Bank of Greece.
- The Second Consolidated Supervision Directive (EU Council Directive 92/30), on the supervision of credit institutions on a consolidated basis (amending the First Consolidated Supervision Directive), which was implemented by Presidential Decree 267/1995, and
- The Capital Adequacy Directive (EU Council Directive 93/6), which was fully implemented by Greek Law 2396/96 and Act No. 2397/96 of the Governor of the Bank of Greece regarding the capital adequacy of credit institutions, subsequently amended by Act No. 2494/27.05.2002 of the Governor of the Bank of Greece.

The central bank is responsible for taking precautionary and restraining measures to eliminate regulatory violations. On this basis, it has the power to inspect the books and records of credit institutions thus identifying potential violators. Furthermore, as per its internal regulations, it is granted independence vis-à-vis the public sector and authority to impose penalties on credit institutions, should the need arise.

11.2 Requirements

All credit institutions operating in Greece are required to provide the central bank with the information stipulated by the Acts of the Governor of the Bank of Greece relating to credit control, solvency, liquidity and profitability (Act No. 1312/88 and 1313/88) on both a stand alone and a consolidated basis, supervision of their exposure to open currency positions (Act No. 2291/94), supervision of liquidity (Act No. 2156/92), the adequacy of provisions for their lending activities (Act No 2442/99 and their deposit and loan rates (Act 2496/28.05.2002).

Furthermore, financial institutions must comply with the provisions of Articles 5 and 6 of Law 2145/1993 implementing the core provisions of EU Council Directive 91/308 regarding money laundering. The main provisions of Greek legislation on prohibiting the legitimization of revenues generated from illegal activities (L. 2331/1995) are as follows:

- Money laundering is a criminal offence.
- Persons subject to the law include, inter alia, credit institutions, mutual fund management companies and insurance undertakings.

- Financial institutions (and other entities) are required to retain documents and notify authorities of suspicious transactions.

The responsibility for the enforcement of the above rests with the Bank of Greece, the Athens Stock Exchange, the Capital Market Commission and certain ministries.

Credit institutions must obtain approval from the central bank prior to acquiring a holding exceeding 10% (directly or indirectly) of the share capital of financial services companies and of those belonging to specific sectors. Pursuant to article 16 of L. 2076/92, holdings in other non-financial sector companies cannot exceed 15% of a bank's equity per company or 60% of a bank's equity in aggregate.

Furthermore, new and significant holdings (concentrations) must be reported to the Greek Competition Committee that is supervised by the Ministry of Development, in accordance with Greek Law 703/77 as amended by L. 2296/95 and L. 2323/95. The Athens Stock Exchange and the Capital Market Commission must be notified once specific holding percentage thresholds are crossed with respect to listed companies.

12. Cash Flow Statements

NATIONAL BANK OF GREECE SA
CASH FLOW STATEMENT 2002
REG. No 6062/06/B/86/01

			€ thousands 2002	2001
A		**Cash flows from operating activities**		
A	100	**Cash Inflows**		
	101	Interest and commissions (Income)	2 753 054	3 231 454
	102	Income from securities	7 998	10 183
	103	Other income	21 161	36 234
	104	Gains from financial operations	3 503 145	7 575 793
	105	Proceeds from sale of trading securities	574 585 922	309 251 399
	106	Proceeds from sale of government and other securities	681 735	816 631
	108	Increase in deposits	532 818	4 913 511
	109	Plus: Decrease in accrued income	5 425	
	109	Minus: Increase in accrued income		(76 589)
	110	Plus: Increase in deferred income		66 560
	110	Minus: Decrease in deferred income	(68 953)	
	111	Plus: Decrease in other assets	1 500 626	
	111	Minus: Increase in other assets		(1 438 097)
	112	Proceeds from sale of assets acquired through auction	21 309	100 521
		Total Cash Inflows (A100)	583 544 240	324 487 600
A	200	**Cash Outflows**		
	201	Interest and commissions (Expenses)	1 574 046	2 108 455
	202	General administrative expenses	817 445	790 474
	203	Other expenses	56 702	23 741
	204	Losses from financial operations	3 687 541	7 552 044
	205	Purchase of trading securities	575 769 876	310 611 365
	206	Purchase of government and other securities	652 925	925 578
	207	Loans issued	4 053 318	3 284 869
	209	Plus: Increase in prepaid expenses	15 738	
	209	Minus: Decrease in prepaid expenses		21 780
	210	Plus: Decrease in deferred expenses		21 930
	210	Minus: Increase in deferred expenses	(80 011)	
	211	Plus: Decrease in other liabilities	327 773	
	211	Minus: Increase in other liabilities		105 186
	212	Purchase of assets acquired through auction	546	3 931
	213	Taxes	189 782	258 313
		Total Cash Outflows (A200)	587 065 681	325 707 666
		Cash Flows from Operating Activities (A100-A200)=A	**(3 521 441)**	**(1 220 066)**
B		**Cash Flows from Investing Activities**		
B	100	**Cash Inflows**		
	101	Proceeds from sale of securities, participations and commercial paper	45 207	98 223
	102	Proceeds from sale of intangible and fixed assets	18 223	13 552
	103	Income from participations and securities	28 694	60 925
	104	Other income	6 823	7 166
		Total Cash Inflows (B100)	98 947	179 866
B	200	**Cash Outflows**		
	201	Purchase of securities, participations and commercial paper	93 625	283 931
	202	Purchase of intangible and fixed assets	88 477	122 237
		Total Cash Outflows (B200)	182 102	406 168
		Cash Flows from Investing Activities (B100-B200)=B	**(83 155)**	**(226 302)**
C		**Cash Flows from Financing Activities**		
C	100	**Cash Inflows**		
	102	Increase in subordinated liabilities	526 656	9 811
	104	Proceeds from sale of treasury stock	5 785	2 347
	105	Increase in amounts due to financial institutions	1 453	0
		Total Cash Inflows (C100)	533 894	12 158

		Cash Flows carried forward	**(3 604 596)**	**(1 446 368)**
		Cash Flows brought forward	**(3 604 596)**	**(1 446 368)**
C	**200**	**Cash Outflows**		
	201	Decrease in liabilities from debt securities	24 537	22 031
	204	Purchase of treasury stock and bonds		2 165
	205	Decrease in amounts due to financial institutions		60
	206	Interest of debt securities (expenses)	1 599	3 998
	207	Dividends	254 284	245 807
	208	Appropriation of profit to personnel	4 700	17 021
	209	Board of Directors' fees	22	44
		Total Cash Outflows (C200)	285 142	291 126
		Cash Flows from Financing Activities (C100-C200)=C	**248 752**	**(278 968)**
		CASH FLOWS OF THE BANK (A+/-B+/-C)	**(3 355 844)**	**(1 725 336)**
		Plus: CASH AT BEGINNING OF YEAR	9 427 020	11 152 356
		Plus: CASH AT BEGINNING OF YEAR OF COMPANIES ABSORBED DURING THE YEAR	105 553	
		CASH AT END OF YEAR	**6 176 729**	**9 427 020**

Athens, 20 February 2003

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE MANAGER OF THE FINANCIAL & MANAGEMENT ACCOUNTING DIVISION
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITORS' REPORT

To the Shareholders' of National Bank of Greece S.A.

We have audited the above Statement of Cash Flows of "National Bank of Greece SA for the year ended 31 December 2002, which derives from the books, records and the audited financial statements of the Bank on which we have issued our auditors' report dated 20 February 2003.

In our opinion, the above Statement of Cash Flows presents the cash inflows and the cash outflows of the National Bank of Greece operations for the year then ended.

Athens, 7 March 2003

CERTIFIED PUBLIC ACCOUNTANTS - AUDITORS

SPYROS D. KORONAKIS RN SOEL 10991	VASSILIOS D. PAPAGEORGAKOPOULOS RN SOEL 11681	GEORGIOS D. KAMBANIS RN SOEL 10761
SOL S.A. CPA		DELOITTE &TOUCHE

NATIONAL BANK OF GREECE SA
CONSOLIDATED CASH FLOW STATEMENT 2002
REG. No 6062/06/B/86/01

			€ thousands 2002	2001
A		**Cash flows from operating activities**		
A	100	**Cash Inflows**		
	101	Interest and commissions (Income)	3 167 699	3 686 631
	102	Income from securities	9 505	21 934
	103	Other income	38 102	58 454
	104	Gains from financial operations	4 202 738	8 265 976
	105	Proceeds from sale of trading securities	576 590 271	314 582 940
	106	Proceeds from sale of government and other securities	711 031	832 938
	108	Increase in deposits	591 427	5 112 823
	109	Plus: Decrease in accrued income	3 328	0
	109	Minus: Increase in accrued income		(61 209)
	110	Plus: Increase in differed income		13 900
	110	Minus: Decrease in deferred income	(25 401)	
	111	Plus: Decrease in other assets	1 523 420	
	111	Minus: Increase in other assets		(1 476 320)
	112	Proceeds from sale of assets acquired through auction	24 019	101 079
		Total Cash Inflows (A100)	586 836 139	331 139 146
A	200	**Cash Outflows**		
	201	Interest and commissions (Expenses)	1 651 881	2 251 982
	202	General administrative expenses	1 016 195	1 004 534
	203	Other expenses	60 247	28 419
	204	Losses from financial operations	4 416 860	8 233 151
	205	Purchase of trading securities	578 165 811	315 866 089
	206	Purchase of government and other securities	662 310	937 112
	207	Loans issued	4 087 910	3 136 895
	209	Plus: Increase in prepaid expenses		22 041
	210	Minus: Increase in deferred expenses	(15 147)	
	211	Plus: Decrease in other liabilities	(37 458)	(15 844)
	211	Minus: Increase in other liabilities		126 277
	212	Purchase of assets acquired through auction	(116 163)	
	213	Taxes	1 441	6 729
		Total Cash Outflows (A200)	234 593	298 263
		Cash Flows from Operating Activities (A100-A200)=A	590 128 480	331 895 648
B		**Cash Flows from Investing Activities**	**(3 292 341)**	**(756 502)**
B	100	**Cash Inflows**		
	101	Proceeds from sale of securities, participations and commercial paper	61 689	221 056
	102	Proceeds from sale of intangible and fixed assets	51 607	59 815
	103	Income from participations and securities	16 826	41 049
	104	Other income	5 766	6 860
		Total Cash Inflows (B100)	135 888	328 780
B	200	**Cash Outflows**		
	201	Purchase of securities, participations and commercial paper	86 227	341 813
	201A	Purchase of shares in affiliated companies	64 985	76 071
	202	Purchase of intangible and fixed assets	267 358	289 676
		Total Cash Outflows (B200)	418 570	707 560
		Cash Flows from Investing Activities (B100-B200)=B	**(282 682)**	**(378 780)**
C		**Cash Flows from Financing Activities**		
C	100	**Cash Inflows**		
	102	Increase in subordinated liabilities	544 622	11 168
	104	Proceeds from sale of treasury stock	6 003	21 502
		Total Cash Inflows (C100)	550 625	32 670
		Cash flows carried forward	**(3 024 398)**	**(1 102 612)**

		Cash flows brought forward	**(3 024 398)**	**(1 102 612)**
C	**200**	**Cash Outflows**		
	201	Decrease in liabilities from debt securities	50 459	28 031
	204	Purchase of treasury stock	3 092	20 626
	205	Decrease in amounts due to financial institutions	251 366	8 127
	206	Interest of debt securities (expenses)	4 221	6 877
	207	Dividends	235 325	278 715
	208	Appropriation of profit to personnel	4 930	18 137
	209	Board of Directors' fees	22	665
		Total Cash Outflows (C200)	549 415	361 178
		Cash Flows from Financing Activities (C100-C200)=C	**1 210**	**(328 508)**
		CASH FLOWS OF THE BANK (A+/-B+/-C)	**(3 573 813)**	**(1 463 790)**
		Plus: CASH AT BEGINNING OF YEAR	**9 928 463**	**11 392 253**
		Plus: CASH AT BEGINNING OF YEAR OF COMPANIES CONSOLIDATED FOR THE FIRST TIME	**114 479**	
		CASH AT END OF YEAR	**6 469 129**	**9 928 463**

Athens, 20 February 2003

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE MANAGER OF THE FINANCIAL & MANAGEMENT ACCOUNTING DIVISION
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITORS' REPORT

To the Shareholders' of National Bank of Greece SA

We have audited the above Consolidated Statement of Cash Flows of "National Bank of Greece S.A." and its subsidiaries for the year ended 31 December 2002, which derives from the audited consolidated financial statements for the year then ended on which we issued our auditors' report dated 20 February 2003.

In our opinion, the above Consolidated Statement of Cash Flows presents the cash inflows and the cash outflows of the National Bank of Greece Group operations for the year then ended.

Athens, 7 March 2003

CERTIFIED PUBLIC ACCOUNTANTS - AUDITORS

SPYROS D. KORONAKIS RN SOEL 10991	VASSILIOS D. PAPAGEORGAKOPOULOS RN SOEL 11681	GEORGIOS D. KAMBANIS RN SOEL 10761
SOL S.A. CPA		DELOITTE &TOUCHE

13. ANNEXES



13. 1 Financial Statements 2002 of the Bank and the Group



NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2002

(Amounts in thousand euro)

ASSETS		31.12.2002			31.12.2001	
1. Cash in hand, balances with central banks			665 799			2 101 059
2. Treasury bills and other bills eligible for refinancing with central banks:						
(a) Treasury bills and similar securities			100 677			129 487
3. Loans and advances to credit institutions						
(a) Repayable on demand		27 323			6 954	
(b) Other loans and advances		5 507 254	5 534 577		7 655 248	7 662 202
3A. Reverse Repos			4 410 915			1 990 673
4. Loans and advances to customers		18 147 466			16 388 184	
Less: Provisions for doubtful debts		(837 966)	17 309 500		(783 867)	15 604 317
5. Debt securities including fixed-income securities:						
(a) Government		14 849 648			12 941 197	
(b1) Corporates		2 543 507			1 907 953	
(b2) Other issuers		38 776	17 431 931		249 944	15 099 094
6. Shares and other variable-yield securities			289 288			551 961
7. Participating interests			302 962			296 334
8. Shares in affiliated undertakings			1 543 384			1 668 579
9. Intangible assets						
(a) Establishment and formation expenses		5 776			3 836	
(c) Other intangible assets		320 593			204 935	
Less: Accumulated amortisation of intangible assets		(117 029)	209 340		(108 582)	100 189
10. Tangible assets						
(a) Land		258 059			169 810	
(b) Buildings	435 649			261 849		
Less: Accumulated depreciation of buildings	(211 011)	224 638		(189 276)	72 573	
(c) Furniture, electronic & other equipment	258 784			246 601		
Less: Accumulated depreciation of furniture, electronic & other equipment	(188 929)	69 855		(162 751)	83 850	
(d) Other tangible assets	10 214			9 662		
Less: Accumulated depreciation of other tangible assets	(6 664)	3 550		(6 093)	3 569	
(e) Fixed assets under construction and advances		24 310	580 412		23 330	353 132
12. Own shares			1 387			1 387
13. Other assets			479 216			1 975 872
14. Prepayments and accrued income			301 895			312 253
TOTAL ASSETS			**49 161 283**			**47 846 539**
LIABILITIES		**31.12.2002**			**31.12.2001**	
1. Amounts owed to credit institutions						
(a) Repayable on demand		160 218			143 066	
(b) Time and at notice		3 262 500	3 422 718		2 983 551	3 126 617
2. Amounts owed to customers						
(a) Deposits		33 932 708			34 301 085	
(b) Other debts		176 773			359 600	
(c) Repos		7 336 241	41 445 722		5 873 273	40 533 958
3. Debts evidenced by certificates:						
(a) Debt securities in issue		1 523			1 710	
(b) Other		28 586	30 109		51 630	53 340
4. Other liabilities			887 912			1 396 515
5. Accruals and deferred income			245 054			224 957
6. Provisions for liabilities and charges:						
(a) Provisions for staff pensions and similar obligations		4 260			1 533	
(b) Provisions for taxation		4 763			3 858	
(c) Other provisions		10 106	19 129		9 782	15 173
6A. Provisions for general banking risks			7 482			6 894
7. Subordinated liabilities			750 000			223 344
Equity:						
8. Paid-up capital		1 043 419			1 026 362	
9. Share premium account		32 393			35 971	



NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2002

(Amounts in thousand euro)

10. Reserves						
(a) Statutory reserve	**163 674**			142 264		
(b) Extraordinary reserves	**108 191**			62 556		
(c) Tax-exempt reserves	**684 087**			724 070		
(d) Own shares reserve	**1 387**	**957 339**		1 387	930 277	
11. Fixed assets revaluation reserve		**96 836**			86 373	
11a. Fixed asset investment subsidy		**-**			242	
12. Retained earnings		**223 170**	**2 353 157**		186 516	2 265 741
TOTAL LIABILITIES			**49 161 283**			**47 846 539**
OFF-BALANCE SHEET ITEMS						
1. Contingent liabilities			**23 001 933**			17 394 946
2. Commitments arising on sale and repurchase agreements			**-**			148
3. Other off-balance sheet items						
(a) Items in custody and safekeeping		**2 496 433**			4 470 714	
(b) Commitments from bilateral contracts		**11 668 587**			20 861 737	
(c) Credit memo accounts		**11 811 796**	**25 976 816**		10 432 198	35 764 649
TOTAL OFF-BALANCE SHEET ITEMS			**48 978 749**			**53 159 743**

Notes:

1. Pursuant to the provisions of article 28 of Law 3091/2002, land and buildings owned and used by the Bank were revalued to their statutorily determined property prices as at 31.12.2002. The revaluation surplus thus arising amounted to € 211 831 thousand and was set off against the valuation losses of the Bank's trading portfolio amounting to€ 211 299 thousand.
2. The fair value of the Bank's investment portfolio is lower than its historical cost, by approximately€ 238 million, which relates to subsidiaries and affiliates. In view of the adoption of the International Financial Reporting Standards as of 31.12.2003, the Bank will carry its interests in subsidiaries and affiliates at cost. On this basis, a provision against income is not considered necessary.
3. All fixed assets of the Bank are free of any liens or encumbrances as at 31.12.2002.
4. The number of persons employed by the Bank in Greece and abroad as at 31.12.2002 was 14 707.
5. According to the four-digit codification of National Industry Classification Code (NICC), the revenues of the Bank are classified under caption 651.9 "Activities of other intermediary monetary organisations".
6. The financial statements of the Bank as at 31.12.2002 include the financial position of ETEBA S.A. and NBG France following their merger with the Bank on 20.12.2002 and on 5.12.2002 respectively, in accordance with the provisions of Law 2515/1997.
7. *Pursuant to the provisions of Article 29 of Law 3091/2002, half of the merger differences, which in total amounted to€ 255 494 thousand, were set off against tax exempt reserves.*



NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 31 DECEMBER 2002
(Amounts in thousand euro)

PROFIT AND LOSS ACCOUNT	31.12.2002			31.12.2001		
1. Interest receivable and similar income						
- Interest income from fixed-income securities	696 433			705 341		
- Other interest and similar income	1 795 737	2 492 170		2 256 988	2 962 329	
2. Interest payable and similar charges		(1 523 065)	969 105		(2 065 171)	897 158
3. Income from securities						
(a) Income from shares and other variable-yield securities	7 998			11 274		
(b) Income from participating interests	8 034			5 623		
(c) Income from shares in affiliated undertakings	18 435	34 467		51 592	68 489	
4. Commissions receivable		266 672	301 139		271 744	340 233
			1 270 244			1 237 391
5. Commissions payable			(56 544)			(47 281)
			1 213 700			1 190 110
6. Net profit on financial operations		96 869			352 380	
7. Other operating income		13 948	110 817		15 714	368 094
Total income			1 324 517			1 558 204
8. General administrative expenses						
(a) Staff costs						
- Wages and salaries	(398 401)			(392 218)		
- Social security costs	(148 063)			(146 257)		
- Other charges	(57 241)	(603 705)		(59 151)	(597 626)	
(b) Other administrative expenses						
- Taxes and duties	(33 565)			(30 684)		
- Service fees	(81 480)			(73 194)		
- Other fees to third parties	(98 695)	(213 740)	(817 445)	(88 970)	(192 848)	(790 474)
			507 072			767 730
9. Fixed assets depreciation		(77 911)			(79 605)	
10. Other operating charges		(13 636)	(91 547)		(11 636)	(91 241)
Profit on ordinary activities before provisions			415 525			676 489
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(116 000)			(117 388)
Profit on ordinary activities before tax			299 525			559 101
15. Extraordinary income		21 366			30 335	
16. Extraordinary charges		(43 665)			(13 629)	
17. Extraordinary profit		19 506	(2 793)		71 684	88 390
18. Profit (before tax)			296 732			647 491

APPROPRIATION ACCOUNT	31.12.2002	31.12.2001
Profit before tax	296 732	647 491
Add: Prior years' retained earnings brought forward	202 936	67 553
Less: Prior years' tax liabilities	(14 690)	-
Add: Distributable reserves	-	59 276
	484 978	774 320
Less:		
1. Income tax	(80 616)	(174 400)
2. Other taxes not included in operating expenses	(9 131)	(3 036)
Distributable profit	395 231	596 884
Appropriation of profit:		
1. Statutory reserve	9 615	22 960
2. Statutory dividend	58 983	250 888
2a. Additional dividend	45 358	-



NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 31 DECEMBER 2002
(Amounts in thousand euro)

3. Own shares reserve	-	1 387
6. Tax-exempt reserves	638	45 339
6b. Reserves taxed in a special way	52 745	72 729
7. Board of Directors' fees	22	44
7a. Staff bonus	4 700	17 021
8. Retained earnings carried forward	223 170	186 516
	395 231	596 884

Athens, 20 February 2003

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITORS' REPORT

To the Shareholders of National Bank of Greece S.A.

We have audited the Financial Statements and related notes thereto of the National Bank of Greece S.A. for the year ended 31 December 2002. As part of our audit, we also considered the results of operations of the branches of the Bank. Branches located outside Greece were audited by local auditors. Our audit was conducted in accordance with the provisions of Article 37 of Codified Law 2190/1920 "For Societes Anonymes" and the auditing procedures we considered necessary, in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants Auditors. The books and records of the Bank were made available and we were provided with all necessary information and clarifications we requested. The Bank has complied with the provisions of the Greek Chart of Accounts for Banks, except for the matters that relate to the implementation of Articles 28 and 29 of Law 3091/2002. There was no change in the accounting policies compared with those of the previous year. We agreed the contents of the Board of Director's Report to the General Meeting of the shareholders with the Financial Statements. The notes to the Financial Statements include the information required by par. 1 Article 43a and Article 129 of Codified Law 2190/1920. In our opinion, after taking into account notes (1) and (2) to the Balance Sheet, the above Financial Statements and notes thereto, which derive from the Bank's books and records present the asset structure, the financial position of the Bank as at 31 December 2002 and the results of its operations for the year then ended, in accordance with the prevailing legislation and the accounting principles generally accepted in Greece, and are consistent with those applied in the previous year.

Athens, 20 February 2003
CERTIFIED PUBLIC ACCOUNTANTS-AUDITORS

SPYROS D. KORONAKIS **Reg. No 10991**	**VASSILIOS D. PAPAGEORGAKOPOULOS** **Reg. No 11681**	**GEORGIOS D. KAMBANIS** **Reg. No 10761**
SOL S.A. CPA		**DELOITTE & TOUCHE**



NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2002

(Amounts in thousand euro)

ASSETS		31.12.2002			31.12.2001	
1. Cash in hand, balances with central banks			857 521			2 481 917
2. Treasury bills and other bills eligible for refinancing with central banks			131 773			180 493
3. Due from financial institutions						
(a) Repayable on demand		72 473			74 392	
(b) Other loans and advances		5 771 727	5 844 200		7 465 881	7 540 273
3A. Reverse Repos			4 781 173			1 963 819
4. Loans and advances to customers		20 607 528			19 251 803	
Less: Provisions for doubtful debts		(1 012 032)	19 595 496		(1 009 423)	18 242 380
5. Debt securities including fixed-income securities						
(a) Government		15 167 019			13 749 180	
(b1) Corporates		2 667 858			2 352 867	
(b2) Other issuers		1 107 593	18 942 470		819 517	16 921 564
6. Shares and other variable-yield securities			402 441			933 924
7. Participating interests			318 051			328 602
8. Shares in affiliated undertakings			917 462			814 650
9. Intangible assets						
(a) Establishment and formation expenses		7 782			6 601	
(b) Goodwill		34 419			4 115	
(c) Other intangible assets		371 934			241 475	
Less: Accumulated amortisation of intangible assets		(134 295)	279 840		(127 976)	124 215
10. Tangible assets						
(a) Land		289 664			210 922	
(b) Buildings	556 597			391 247		
Less: Accumulated depreciation of buildings	(236 601)	319 996		(222 050)	169 197	
(c) Furniture, electronic & other equipment	402 249			374 835		
Less: Accumulated depreciation of furnitures, electronic & other equipment	(267 043)	135 206		(228 037)	146 798	
(d) Other tangible assets	230 040			175 446		
Less: Accumulated depreciation of other tangible assets	(90 313)	139 727		(75 005)	100 441	
(e) Fixed assets under construction and advances		65 444	950 037		39 184	666 542
12. Own shares			168 730			191 961
13. Other assets			574 632			2 101 300
14. Prepayments and accrued income			331 866			348 430
TOTAL ASSETS			**54 095 692**			**52 840 070**
LIABILITIES						
1. Amounts owed to credit institutions						
(a) Repayable on demand		156 183			141 789	
(b) Time and at notice		4 039 418	4 195 601		3 178 110	3 319 899
2. Amounts owed to customers						
(a) Deposits		37 372 073			38 082 285	
(b) Other liabilities		197 995			386 281	
(c) Repos		7 231 368	44 801 436		6 344 045	44 812 611
3. Debts evidenced by certificates						
(a) Debt securities in issue		7 439			1 673	
(b) Other		28 586	36 025		84 811	86 484
4. Other liabilities			1 403 755			1 516 901
5. Accruals and deferred income			272 788			260 731
6. Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		24 779			22 813	
(b) Provisions for taxation		4 880			4 266	
(c) Other provisions		14 047	43 706		23 106	50 185
6A. Provisions for general banking risks			7 941			9 474
7. Subordinated liabilities			750 000			205 378
Equity:						
8. Paid-up capital		1 043 419			1 026 362	
9. Share premium account		32 393			35 971	
10. Reserves						
(a) Statutory reserve	188 273			171 528		
(b) Extraordinary reserves	119 387			95 640		
(c) Tax-exempt reserves	875 207			930 563		
(d) Own shares reserve	1 387	1 184 254		1 387	1 199 118	
11. Fixed asset revaluation reserve		100 760			91 822	



NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2002

(Amounts in thousand euro)

11a. Fixed asset investment subsidy	500		742	
12. Retained earnings	338 674		343 733	
13. Consolidation differences	(146 886)		(340 340)	
14. Minority interests	31 326	2 584 440	220 999	2 578 407
TOTAL LIABILITIES		54 095 692		52 840 070
OFF-BALANCE SHEET ITEMS				
1. Contingent liabilities		23 230 000		17 434 951
2. Commitments arising on sale and repurchase agreements		8 438		5 165
3. Other off-balance sheet items				
(a) Items in custody and safekeeping	5 041 405		7 336 414	
(b) Commitments from bilateral contracts	11 865 086		22 191 694	
(c) Credit memo accounts	12 615 642	29 522 133	11 529 140	41 057 248
TOTAL OFF-BALANCE SHEET ITEMS		52 760 571		58 497 364

NOTES:

A) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following financial sector companies: 1) Atlantic Bank of New York, 2) National Bank of Greece (Canada), 3) The South African Bank of Athens Ltd, 4) National Bank of Greece (Cyprus) Ltd, 5) "National" Securities Company S.A., 6) "Diethniki" Mutual Fund Management S.A., 7) "National" Mutual Fund Management S.A., 8) "Ethniki Kefalaiou" Management of Assets and Liabilities Co., 9) "National" Management and Organization Co., 10) "Ethniki" Leasing S.A., 11) "National" Regional Development Co. of Nothern Greece S.A. Venture Capital, 12) NBG International Ltd, 13) NBG Finance plc, 14) National Securities Co (Cyprus Ltd), 15) Interlease AD (Sofia), 16) NBG Balkan Fund Ltd, 17) NBG Greek Fund Ltd, 18) ETEBA Bulgaria AD, 19) ETEBA Emerging Markets Fund Ltd, 20) ETEBA Estate Fund Ltd, 21) ETEBA Venture Capital Management Company Ltd, 22) ETEBA Romania S.A., 23) "Ethniki" Venture Capital Management S.A., 24) Stopanska Banka AD Skopje, 25) United Bulgarian Bank, 26) ETEBA Advisory S R L, 27) NBG International Inc., 28) NBG Private Equity Ltd, 29) NBG Bancassurance Insurance Brokers S.A., 30) NBG Management Services Ltd, 31) NBG International Jersey Ltd, 32) NBG Luxembourg Holding S.A., 33) NBG Luxfinance Holding S.A., 34) NBG Asset Management S.A.S., 35) NBG International Asset Management S.A.S., 36) Innovative Ventures S.A. Of the companies included in the consolidated financial statements as at 31.12.2001, Banque Nationale de Grece (France) and National Investment Bank for Industrial Development S.A. (ETEBA) merged through absorption with National Bank of Greece S.A., in accordance with the provisions of Law 2515/1997. National Investment Company S.A. previously fully consolidated, was included in the consolidated financial statements of 31.12.2002 with the equity method of accounting. Also, the companies referred to under items 32, 33, 34 and 35 above were consolidated for the first time on 30.6.2002, while the company referred to under item 36 is consolidated for the first time as at 31.12.2002.

B) All fixed assets of the Group are free of any liens or encumbrances as at 31.12.2002.

C) Pursuant to the provisions of article 28 of Law 3091/2002, land and buildings owned and used by the Bank were revalued to their statutorily determined property prices as at 31.12.2002. The revaluation surplus thus arising amounted to € 211 831 thousand and was set off against the valuation losses of the Bank's trading portfolio amounting to € 211 299 thousand.

D) The number of persons employed by the Group as at 31.12.2002 was 20 146.

E) The accounting principles applied by the Group are the same as those of the preceding accounting period.

F) The fair value of the Group's investment portfolio is lower than its historical cost, by approximately € 359 million. This difference relates to non-financial sector subsidiaries and affiliates, which were not included in the consolidated financial statements of the NBG Group. In view of the adoption of the International Financial Reporting Standards as of 31.12.2003, these companies will be included in the consolidated financial statements and the above difference, which mainly represents Goodwill, will be calculated in accordance with the rules of the applicable Standard and the required adjustments, if any, will be accounted for through the transition account. On this basis, a provision against consolidated income is not considered necessary.

G) Certain amounts of the comparative balance sheet and income statement have been reclassified so as to be comparable with the respective amounts reported in 2002.

H) The balances denominated in foreign currency have been translated into euro at the prevailing exchange rate as at 31.12.2002.

I) Pursuant to the provisions of Article 29 of Law 3091/2002, half of the merger differences, which in total amounted to € 255 494 thousand, were set off against tax exempt reserves.



NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2002

(Amounts in thousand euro)

PROFIT AND LOSS ACCOUNT	31.12.2002			31.12.2001		
1. Interest receivable and similar income						
- Interest income from fixed-income securities	752 706			806 031		
- Other interest and similar income	2 046 009	2 798 715		2 530 834	3 336 865	
2. Interest payable and similar charges		(1 615 394)	1 183 321		(2 225 854)	1 111 011
3. Income from securities						
(a) Income from shares and other variable-yield securities	9 869			23 301		
(b) Income from participating interests	8 034			8 193		
(c) Income from shares in affiliated undertakings	2 136	20 039		8 390	39 884	
4. Commissions receivable		374 520	394 559		371 252	411 136
			1 577 880			1 522 147
5. Commissions payable			(40 708)			(33 005)
			1 537 172			1 489 142
6. Net profit on financial operations		83 211			390 201	
7. Other operating income		28 684	111 895		33 590	423 791
Total income			1 649 067			1 912 933
8. General administrative expenses						
(a) Staff costs						
- Wages and salaries	(486 578)			(489 488)		
- Social security costs	(158 788)			(159 619)		
- Other charges	(72 410)	(717 776)		(72 392)	(721 499)	
(b) Other administrative expenses						
- Taxes and duties	(42 420)			(42 645)		
- Service fees	(121 156)			(115 552)		
- Other fees to third parties	(136 178)	(299 754)	(1 017 530)	(124 869)	(283 066)	(1 004 565)
			631 537			908 368
9. Fixed assets depreciation		(150 889)			(138 028)	
10. Other operating charges		(14 440)	(165 329)		(12 867)	(150 895)
Profit on ordinary activities before provisions			466 208			757 473
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(144 634)			(174 835)
Profit on ordinary activities before tax			321 574			582 638
15. Extraordinary income		42 334			48 765	
16. Extraordinary charges		(46 499)			(17 046)	
17. Extraordinary profit		35 477	31 312		93 811	125 530
18. Profit before tax and minority interests			352 886			708 168
Minority interests			(3 067)			(9 518)
Profit before tax			349 819			698 650
Taxes						
- Income Tax		(112 163)			(209 726)	
- Other taxes not included in operating expenses		(9 682)			(4 351)	
- Differences in tax obligations from previous periods		(15 307)			(4 661)	
- Minority taxes		581	(136 571)		3 907	(214 831)
Group profit after tax			213 248			483 819

Athens, 20 February 2003

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of National Bank of Greece S.A.

We performed our audit in accordance with the provisions of articles 108 and 130 of Codified Law 2190/1920 "For Societes Anonymes" of the 9th consolidated Balance Sheet, consolidated Profit and Loss Account and the related notes thereto of the National Bank of Greece S.A Group of companies for the year ended 31 December 2002. We applied the auditing procedures we considered necessary, which are in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants Auditors, and we agreed the contents of the Directors' Report to the General Meeting of the Shareholders with the above consolidated Financial Statements. We did not audit the financial statements of various subsidiary companies included in the consolidation, which statements reflect 12,3% of consolidated total assets and 13,9% of consolidated total income. These financial statements were audited by other certified auditors, on whose reports we have relied upon to express our opinion, to the extend they relate to the amounts included in the consolidated Financial Statements. In our opinion, after taking into account notes (c) and (f) to the consolidated Balance Sheet, the above consolidated Financial Statements have been prepared in accordance with the relevant provisions of Codified Law 2190/1920, and present, in accordance with the prevailing legislation and accounting principles followed by the Bank, which are generally accepted in Greece and are consistent with those applied in the previous year, the asset structure, the financial position and the consolidated results of operations of all the companies included in the consolidated Financial Statements as at 31 December 2002.

Athens, 20 February 2003

CERTIFIED PUBLIC ACCOUNTANTS-AUDITORS

SPYROS D. KORONAKIS — Reg. No 10991

VASSILIOS D. PAPAGEORGAKOPOULOS — Reg. No 11681

SOL S.A. CPA

GEORGIOS D. KAMBANIS — Reg. No 10761

DELOITTE & TOUCHE

13. 2 Periodical Financial Statements 2002 of the Bank and the Group



NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

FINANCIAL STATEMENTS AS AT 31 MARCH 2002

(In thousand euro)

ASSETS	31.03.2002			31.03.2001		
1. Cash in hand, balances with central banks			1 420 524			3 634 656
2. Treasury bills and other bills eligible for refinancing with central banks:						
(a) Treasury bills and similar securities			115 214			9 629
3. Loans and advances to credit institutions:						
(a) Repayable on demand		18 801			4 491	
(b) Other loans and advances		8 332 821	8 351 622		8 442 927	8 447 418
3A. Reverse Repos			147 918			79 410
4. Loans and advances to customers		16 676 863			15 090 646	
Less: Provisions for doubtful debts		(807 153)	15 869 710		(790 703)	14 299 943
5. Debt securities including fixed-income securities:						
(a) Government		13 710 980			12 154 531	
(b1) Corporates		2 207 170			976 818	
(b2) Other issuers		208 102	16 126 252		263 105	13 394 454
6. Shares and other variable-yield securities			402 365			410 227
7. Participating interests			295 926			291 866
8. Shares in affiliated undertakings			1 705 128			1 592 891
9. Intangible assets						
(a) Establishment and formation expenses		3 765			3 653	
(c) Other intangible assets		207 135			160 759	
Less : Amortisation of intangible assets as at 31.3		(118 916)	91 984		(76 668)	87 744
10. Tangible assets						
(a) Land		169 962			170 320	
(b) Buildings	265 380			250 863		
Less: Depreciation of buildings as at 31.3	(192 227)	73 153		(182 110)	68 753	
(c) Furniture, electronic & other equipment	250 260			217 833		
Less: Depreciation of furniture, electronic & other equipment as at 31.3	(169 741)	80 519		(142 726)	75 107	
(d) Other tangible assets	9 740			9 581		
Less: Depreciation of other tangible assets as at 31.3	(6 235)	3 505		(5 862)	3 719	
(e) Fixed assets under construction and advances		23 697	350 836		10 108	328 007
12. Own shares and bonds			1 387			511 221
13. Other assets			476 863			589 819
14. Prepayments and accrued income			203 131			340 249
TOTAL ASSETS			**45 558 860**			**44 017 734**

LIABILITIES	31.03.2002		31.03.2001	
1. Amounts owed to credit institutions:				
(a) Repayable on demand	109 578		250 018	
(b) Time and at notice	2 687 397	2 796 975	2 211 648	2 461 666
2. Amounts owed to customers:				
(a) Deposits	33 427 994		32 573 640	
(b) Other debts	170 324		277 006	
(c) Repos	5 094 977	38 693 295	4 323 955	37 174 601
3. Debts evidenced by certificates:				
(a) Debt securities in issue	1 654		1 721	
(b) Other	44 255	45 909	69 524	71 245
4. Other liabilities		1 235 252		1 121 564
5. Accruals and deferred income		151 904		106 440
6. Provisions for liabilities and charges:				
(a) Provisions for staff pensions and similar obligations	1 698		580	
(b) Provisions for taxation	5 108		7 846	
(c) Other provisions	9 777	16 583	9 205	17 631
6A. Provisions for general banking risks		6 894		6 476
7. Subordinated liabilities		227 364		224 121
Equity:				
8. Paid-up capital	1 026 362		998 049	
9. Share premium account	35 971		482 340	
10. Reserves	930 277		858 489	
11. Fixed assets revaluation reserve	86 374		114 645	
11a. Fixed asset investment subsidy	181		553	
12. Retained earnings	186 516		67 553	
13. Mandatorily convertible bond (L. 2441/96)	-	*2 265 681*	59 970	*2 581 599*
14. Profit before tax for the period 1.1 - 31.3		119 003		252 391
TOTAL LIABILITIES		**45 558 860**		**44 017 734**

OFF- BALANCE SHEET ITEMS

	31.03.2002	31.03.2001
1.Contingent liabilities	22 734 924	10 549 446
2. Commitments arising on sale and repurchase agreements	*3*	*261*
3. Other off-balance-sheet items	36 507 408	42 818 332
TOTAL OFF- BALANCE SHEET ITEMS	**59 242 335**	**53 368 039**

Notes:
1. The fixed assets of the Bank are free of charges or encumbrances as at 31.03.2002.
2. Capital expenditure in real estate in the first three months of 2002 amounted to€ 3 465 thousand.
3. The total number of employees in Greece and abroad was 15 154 as at 31.03.2002.
4. The 31.03.2002 and 31.03.2001 financial statements are compiled on the basis of provisional trial balances. Also, certain corresponding amounts of the prior period have been reclassified for consistency reasons.
5. The accounting principles followed are similar to those of the preceding accounting period 2001.
6. According to the four-digit codification of National Industry Classification Code (NICC), the revenues of the Bank are classified under caption 651.9 "Activities of other intermediary monetary organisations".



NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 31 MARCH 2002
(In thousand euro)

PROFIT AND LOSS ACCOUNT	31.03.2002			31.03.2001		
1. Interest receivable and similar income:						
- Interest income from fixed-income securities	181 813			204 164		
- Other interest and similar income	403 425	585 238		593 745	797 909	
2. Interest payable and similar charges	-	(364 109)	221 129		(567 832)	230 077
3. Income from securities:						
(a) Income from shares and other variable-yield securities	440			4 818		
(b) Income from participating interests	1 579			832		
(c) Income from shares in affiliated undertakings	8 705	10 724		12 187	17 837	
4. Commissions receivable		63 985	74 709		61 107	78 944
			295 838			309 021
5. Commissions payable			(9 810)			(7 949)
			286 028			301 072
6. Net profit on financial operations		72 182			141 651	
7. Other operating income		4 363	76 545		4 039	145 690
			362 573			446 762
8. General administrative expenses:						
(a) Staff costs						
- Wages and salaries	(98 127)			(93 134)		
- Social security costs	(36 089)			(34 029)		
- Other charges	(13 299)	(147 515)		(12 598)	(139 761)	
(b) Other administrative expenses						
- Taxes and duties	(8 705)			(6 763)		
- Service fees	(19 192)			(16 741)		
- Other fees to third parties	(25 978)	(53 875)	(201 390)	(21 554)	(45 058)	(184 819)
			161 183			261 943
9. Fixed assets depreciation		(22 323)			(18 915)	
10. Other operating charges		(1 186)	(23 509)		(1 360)	(20 275)
Profit on ordinary activities before provisions			137 674			241 668
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(29 000)			(29 347)
Profit on ordinary activities before tax			108 674			212 321
15. Extraordinary income		6 888			8 120	
16. Extraordinary charges		(2 007)			(3 120)	
17. Extraordinary profit		5 448	10 329		35 070	40 070
18. Profit (before tax)			119 003			252 391

Athens, 14 May 2002

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS N. LONGAKIS



NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 MARCH 2002

(In thousand euro)

ASSETS	31.3.2002			31.3.2001		
1. Cash in hand, balances with central banks			1 626 538			3 865 639
2. Treasury bills and other bills eligible for refinancing with central banks			158 686			59 737
3. Due from financial institutions						
(a) Repayable on demand		65 642			69 378	
(b) Other loans and advances		8 269 259	8 334 901		8 407 399	8 476 777
3A. Reverse Repos			120 383			90 940
4. Loans and advances to customers		19 561 420			17 964 881	
Less: Provisions for doubtful debts		(1 034 471)	18 526 949		(987 561)	16 977 320
5. Debt securities including fixed-income securities						
(a) Government		14 537 089			13 532 977	
(b1) Corporates		2 430 123			1 106 563	
(b2) Other issuers		1 003 470	17 970 682		505 457	15 144 997
6. Shares and other variable-yield securities			618 900			1 100 397
7. Participating interests			325 245			326 268
8. Shares in affiliated undertakings			911 691			804 342
9. Intangible assets						
(a) Establishment and formation expenses		7 221			6 247	
(a) Goodwill		4 154			4 527	
(c) Other intangible assets		235 807			184 511	
Less: Amortisation of intangible assets as at 31.3		(133 963)	113 219		(88 842)	106 443
10. Tangible assets						
(a) Land		209 693			213 424	
(b) Buildings	395 999			356 363		
Less: Depreciation of buildings as at 31.3	(225 968)	170 031		(215 133)	141 230	
(c) Furniture, electronic & other equipment	381 564			328 303		
Less: Depreciation of furnitures, electronic & other equipment as at 31.3	(239 385)	142 179		(206 170)	122 133	
(d) Other tangible assets	178 632			152 144		
Less: Depreciation of other tangible assets as at 31.3	(77 576)	101 056		(74 228)	77 916	
(e) Fixed assets under construction and advances		46 045	669 004		38 621	593 324
12. Own shares and bonds			172 016			710 305
13. Other assets			594 426			725 657
14. Prepayments and accrued income			237 576			383 700
TOTAL ASSETS			**50 380 216**			**49 365 846**

LIABILITIES	31.3.2002		31.3.2001	
1. Amounts owed to credit institutions				
(a) Repayable on demand	115 869		270 447	
(b) Time and at notice	2 853 772	2 969 641	2 474 914	2 745 361
2. Amounts owed to customers				
(a) Deposits	37 169 390		35 978 012	
(b) Other liabilities	642 188		307 019	
(c) Repos	5 147 236	42 958 814	4 862 708	41 147 739
3. Debts evidenced by certificates				
(a) Debt securities in issue	1 625		1 721	
(b) Other	101 655	103 280	158 731	160 452
4. Other liabilities		1 346 486		1 439 062
5. Accruals and deferred income		187 956		140 027
6. Provisions for liabilities and charges				
(a) Provisions for staff pensions and similar obligations	22 989		20 183	
(b) Provisions for taxation	5 226		7 904	
(c) Other provisions	24 303	52 518	24 361	52 448
6A. Provisions for general banking risks		9 498		9 210
7. Subordinated liabilities		207 474		205 571
Equity:				
8. Paid-up capital	1 026 362		998 049	
9. Share premium account	35 971		482 340	
10. Reserves	1 200 340		1 179 034	
11. Fixed asset revaluation reserve	91 816		125 472	
11a. Fixed asset investment subsidy	681		1 052	
12. Retained earnings	330 857		254 019	
13. Consolidation differences	(340 526)		(289 928)	
14. Minority interests	61 228		372 720	
15. Mandatorily convertible bond (L. 2441/96)	0	2 406 729	59 970	3 182 728
Group profit before tax for the period 1.1 - 31.3	136 167		277 110	
Minority profit before tax	1 653	137 820	6 138	283 248
TOTAL LIABILITIES		**50 380 216**		**49 365 846**

OFF-BALANCE SHEET ITEMS	31.3.2002	31.3.2001
1. Contingent liabilities	22 851 897	11 179 368
2. Commitments arising out of sale and repurchase agreements	3	261
3. Other off-balance-sheet items	40 354 257	45 836 317
TOTAL OFF-BALANCE SHEET ITEMS	**63 206 157**	**57 015 946**



NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 MARCH 2002

(In thousand euro)

PROFIT AND LOSS ACCOUNT	31.3.2002			31.3.2001		
1. Interest receivable and similar income :						
- Interest income from fixed-income securities	204 477			232 081		
- Other interest and similar income	467 446	671 923		659 837	891 918	
2. Interest payable and similar charges		(397 206)	274 717		(608 404)	283 514
3. Income from securities:						
(a) Income from shares and other variable-yield securities	1 028			10 238		
(b) Income from participating interests	1 921			1 578		
(c) Income from shares in affiliated undertakings	1 248	4 197		233	12 049	
4. Commissions receivable		88 160	92 357		83 998	96 047
			367 074			379 561
5. Commissions payable			(7 964)			(4 470)
			359 110			375 091
6. Net profit on financial operations		68 104			157 946	
7. Other operating income		8 495	76 599		8 208	166 154
			435 709			541 245
8. General administrative expenses :						
(a) Staff costs						
- Wages and salaries	(121 165)			(115 536)		
- Social security costs	(39 372)			(37 357)		
- Other charges	(16 988)	(177 525)		(15 910)	(168 803)	
(b) Other administrative expenses						
- Taxes and duties	(11 708)			(8 508)		
- Service fees	(29 672)			(27 263)		
- Other fees to third parties	(29 467)	(70 847)	(248 372)	(27 828)	(63 599)	(232 402)
			187 337			308 843
9. Fixed assets depreciation		(38 642)			(32 282)	
10. Other operating charges		(1 279)	(39 921)		(1 627)	(33 909)
Profit on ordinary activities before provisions			147 416			274 934
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(37 292)			(36 539)
Profit on ordinary activities before tax			110 124			238 395
15. Extraordinary income		11 567			11 393	
16. Extraordinary charges		(3 194)			(4 015)	
17. Extraordinary profit		19 323	27 696		37 475	44 853
18. Profit before tax and minority interests			137 820			283 248
Minority interests			(1 653)			(6 138)
Profit before tax			136 167			277 110

NOTES:

A) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) Banque Nationale de Grece (France), 3) National Bank of Greece (Canada), 4) The South African Bank of Athens Ltd, 5) National Bank of Greece (Cyprus) Ltd, 6) National Investment Bank for Industrial Development S.A., 7) National Securities Company S.A., 8) "Diethniki" Mutual Fund Management S.A., 9) "National" Mutual Fund Management S.A., 10) "Ethniki Kefalaiou" Management of Assets and Liabilities Co., 11) National Management and Organization Co., 12) "Ethniki" Leasing S.A., 13) National Regional Development Co. of Nothern Greece S.A. Venture Capital, 14) NBG International Ltd, 15) NBG Finance plc, 16) National Securities Co (Cyprus Ltd), 17) Interlease AD (Sofia), 18) NBG Balkan Fund Ltd, 19) NBG Greek Fund Ltd, 20) ETEVA Bulgaria AD, 21) ETEVA Emerging Markets Fund Ltd, 22) ETEVA Estate Fund Ltd, 23) ETEVA Venture Capital Management Company Ltd, 24) ETEVA Romania, 25) "Ethniki" Venture Capital Management S.A., 26) Stopanska Banka AD Skopje, 27) United Bulgarian Bank, 28) ETEBA Advisory SRL, 29) NBG International Inc., 30) NBG Private Equity Ltd, 31) NBG Bancassurance Insurance Brokers S.A., 32) NBG Management Services Ltd and 33) NBG International Jersey Ltd.

Of the companies included in the consolidated financial statements as at 31.3.2001, "Greek Shipowners Investments Co. S.A" has been merged through absorption with "National Investment Bank for Industrial Development S.A." in accordance with the provisions of Law 2166/93 and "Worthington Limited Partnership" did not exist at 31.3.2002 due to termination. National Investment Company S.A. which used to be fully consolidated was consolidated with the equity method of accounting as at 31.3.2002. The company referred to under item 33 above, was consolidated for the first time as at 30.6.2001.

B) The fixed assets of the Group are free of charges or encumbrances as at 31.3.2002.

C) The total number of Group's employees as at 31.3.2002 was 21 349.

D) The accounting principles followed are similar to those of the preceding accounting period.

E) At 31.3.2002 the fair value of the trading portfolio of the Group as compared to the amortised cost was lower by € 170 867 thousands.

F) Certain items in 2001 were reclassified so as to be comparable with the corresponding items of 2002.

Athens, 14 May 2002

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE GROUP CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS



NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

FINANCIAL STATEMENTS AS AT 30 JUNE 2002 (P.D. 360/85)

(In thousand euro)

ASSETS		30.06.2002			30.06.2001	
1. Cash in hand, balances with central banks			1 343 966			3 696 338
2. Treasury bills and other bills eligible for refinancing with central banks:						
(a) Treasury bills and similar securities			73 787			38 688
3. Loans and advances to credit institutions:						
(a) Repayable on demand		23 365			7 966	
(b) Other loans and advances		8 975 800	8 999 165		8 117 079	8 125 045
3A. Reverse Repos			3 527 005			39 937
4. Loans and advances to customers		16 741 675			15 475 012	
Less: Provisions for doubtful debts		(811 816)	15 929 859		(823 458)	14 651 554
5. Debt securities including fixed-income securities:						
(a) Government		11 838 147			11 693 207	
(b1) Corporates		2 278 936			1 334 805	
(b2) Other issuers		84 412	14 201 495		375 720	13 403 732
6. Shares and other variable-yield securities			402 940			464 636
7. Participating interests			297 148			291 931
8. Shares in affiliated undertakings			1 699 679			1 622 943
9. Intangible assets						
(a) Establishment and formation expenses		3 732			3 451	
(c) Other intangible assets		211 754			167 076	
Less : Amortisation of intangible assets as at 30.6		(129 389)	86 097		(87 853)	82 674
10. Tangible assets						
(a) Land		169 161			170 752	
(b) Buildings	271 030			253 709		
Less: Depreciation of buildings as at 30.6	(194 843)	76 187		(185 946)	67 763	
(c) Furniture, electronic & other equipment	254 420			223 269		
Less: Depreciation of furniture, electronic & other equipment as at 30.6	(178 325)	76 095		(150 050)	73 219	
(d) Other tangible assets	9 895			9 442		
Less: Depreciation of other tangible assets as at 30.6	(6 403)	3 492		(5 755)	3 687	
(e) Fixed assets under construction and advances		24 789	349 724		12 300	327 721
12. Own shares and bonds			1 387			253 988
13. Other assets			602 541			561 583
14. Prepayments and accrued income			141 920			112 455
TOTAL ASSETS			**47 656 713**			**43 673 225**

LIABILITIES					
1. Amounts owed to credit institutions:					
(a) Repayable on demand	92 701			115 771	
(b) Time and at notice	2 625 676	2 718 377		2 281 434	2 397 205
2. Amounts owed to customers:					
(a) Deposits	34 607 824			33 457 281	
(b) Other debts	316 309			202 550	
(c) Repos	5 787 973	40 712 106		3 588 418	37 248 249
3. Debts evidenced by certificates:					
(a) Debt securities in issue	1 551			1 753	
(b) Other	38 156	39 707		67 637	69 390
4. Other liabilities		860 587			838 993
5. Accruals and deferred income		84 104			110 483
6. Provisions for liabilities and charges:					
(a) Provisions for staff pensions and similar obligations	1 339			579	
(b) Provisions for taxation	4 851			4 366	
(c) Other provisions	9 451	15 641		8 527	13 472
6A. Provisions for general banking risks		6 906			6 476
7. Subordinated liabilities		750 000			233 906
Shareholders' Equity:					
8. Paid-up capital	1 026 362			1 026 362	
9. Share premium account	35 970			227 869	
10. Reserves	930 079			858 490	
11. Fixed assets revaluation reserve	86 463			83 428	
11a. Fixed asset investment subsidy	121			447	
12. Retained earnings	186 516			67 553	
13. Mandatorily convertible bond (L. 2441/96)	-	2 265 511		59 970	2 324 119
14. Profit before tax for the period 1.1 - 30.6		203 774			430 932
TOTAL LIABILITIES		**47 656 713**			**43 673 225**

OFF- BALANCE SHEET ITEMS		
1. Contingent liabilities	19 819 948	13 498 385
2. Commitments arising on sale and repurchase agreements	56	126
3. Other off-balance-sheet items	27 067 679	42 167 198
TOTAL OFF- BALANCE SHEET ITEMS	**46 887 683**	**55 665 709**

Notes:
1. The fixed assets of the Bank are free of charges or encumbrances as at 30.06.2002.
2. *Capital expenditure in real estate in the first six months of 2002 amounted to € 8 637 thousand.*
3. The total number of employees in Greece and abroad was 15 082 as at 30.06.2002.
4. The 30.06.2002 and 30.06.2001 financial statements are compiled on the basis of provisional trial balances.
5. The accounting principles followed are similar to those of the preceding accounting period 2001.
6. At 28.6.2002, following the desicion of their Board of Directors, National Bank of Greece S.A. and its subsidary bank ETEBA, announced their intention for ETEBA to be merged through absortion with National Bank of Greece S.A. *in accordance with the provisions of Law 2515/1997.*
7. According to the four-digit codification of National Industry Classification Code (NICC), the revenues of the Bank are classified under caption 651.9 "Activities of other intermediary monetary organisations".



NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 30 JUNE 2002 (P.D. 360/85)
(In thousand euro)

PROFIT AND LOSS ACCOUNT		30.06.2002			30.06.2001	
1. Interest receivable and similar income:						
- Interest income from fixed-income securities	351 442			393 165		
- Other interest and similar income	843 872	1 195 314		1 185 873	1 579 038	
2. Interest payable and similar charges		(731 102)	464 212		(1 120 244)	458 794
3. Income from securities:						
(a) Income from shares and other variable-yield securities	769			7 546		
(b) Income from participating interests	3 792			1 637		
(c) Income from shares in affiliated undertakings	17 197	21 758		24 799	33 982	
4. Commissions receivable		128 919	150 677		131 545	165 527
			614 889			624 321
5. Commissions payable			(20 838)			(20 243)
			594 051			604 078
6. Net profit on financial operations		73 689			242 217	
7. Other operating income		7 688	81 377		7 430	249 647
			675 428			853 725
8. General administrative expenses:						
(a) Staff costs						
- Wages and salaries	(201 071)			(195 625)		
- *Social security costs*	*(75 700)*			*(70 859)*		
- Other charges	(26 998)	(303 769)		(26 720)	(293 204)	
(b) Other administrative expenses						
- Taxes and duties	(15 881)			(13 752)		
- Service fees	(37 638)			(33 245)		
- Other fees to third parties	(45 979)	(99 498)	(403 267)	(42 322)	(89 319)	(382 523)
			272 161			471 202
9. Fixed assets depreciation		(43 312)			(38 981)	
10. Other operating charges		(7 389)	(50 701)		(8 073)	(47 054)
Profit on ordinary activities before provisions			221 460			424 148
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(58 000)			(58 694)
Profit on ordinary activities before tax			163 460			365 454
15. Extraordinary income		12 119			17 285	
16. Extraordinary charges		(3 604)			(5 443)	
17. Extraordinary profit		31 799	40 314		53 636	65 478
18. Profit (before tax)			203 774			430 932

Athens, 6 August 2002

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITORS' REPORT

To the Board of Directors of National Bank of Greece S.A.

We have carried out the audit required by the provisions of article 6 of P.D. 360/1985, as amended by article 90 of Law 2533/1997, applying the audit procedures that we considered necessary based on the principles and rules established by the Institute of Certified Public Accountants, to determine whether the above financial statements of the National Bank of Greece S.A. for the period from 1. 1. 2002 through 30. 6. 2002, contain any errors or omissions which materially affect the asset structure and financial position of the Bank and the reported profit for the period. As part of our audit, we also considered the results of operations of the branches of the Bank. Local auditors audit branches located outside Greece. We were given access to all books and records of the Bank and we were provided all necessary information and clarifications, which we requested. The Bank has complied with the provisions of the Greek Banking Chart of Accounts. There was no change in the valuation methods applied by the Bank. Based on our audit work performed and the relevant prevailing legislation and accounting principles followed by the Bank, we have determined that the above six monthly financial statements which derive from the Bank's books and records, do not contain any errors or omissions which materially affect the asset structure and financial position of the National Bank of Greece S.A. as at 30. 6. 2002, as well as the results for the period then ended. There was no change in the accounting policies compared with those of the corresponding period of the prior year.

Athens, 7 August 2002

CERTIFIED PUBLIC ACCOUNTANTS - AUDITORS

SPYROS D. KORONAKIS
Reg. No 10991

VASSILIOS D. PAPAGEORGAKOPOULOS
Reg. No 11681

SOL S.A. CPA

GEORGIOS D. KAMBANIS
Reg. No 10761
DELOITTE & TOUCHE



NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)
CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 JUNE 2002
OF THE FINANCIAL SECTOR GROUP COMPANIES (P.D. 360/85)
(In thousand euro)

ASSETS		30.6.2002			30.6.2001	
1. Cash in hand, balances with central banks			1 602 657			3 951 114
2. Treasury bills and other bills eligible for refinancing with central banks			116 903			89 491
3. Due from financial institutions						
(a) Repayable on demand		78 656			70 135	
(b) Other loans and advances		8 703 589	8 782 245		7 986 821	8 056 956
3A. Reverse Repos			3 768 153			42 965
4. Loans and advances to customers		19 764 133			18 515 542	
Less: Provisions for doubtful debts		(1 027 419)	18 736 714		(1 028 201)	17 487 341
5. Debt securities including fixed-income securities						
(a) Government		12 793 880			12 914 346	
(b1) Corporates		2 562 863			1 312 446	
(b2) Other issuers		907 543	16 264 286		821 911	15 048 703
6. Shares and other variable-yield securities			616 326			1 114 081
7. Participating interests			321 513			325 094
8. Shares in affiliated undertakings			908 765			810 386
9. Intangible assets						
(a) Establishment and formation expenses		7 284			5 254	
(a) Goodwill		36 491			4 565	
(c) Other intangible assets		250 966			196 000	
Less: Amortisation of intangible assets as at 30.6		(146 337)	148 404		(101 284)	104 535
10. Tangible assets						
(a) Land		209 307			213 411	
(b) Buildings	400 013			360 399		
Less: Depreciation of buildings as at 30.6	(228 684)	171 329		(220 772)	139 627	
(c) Furniture, electronic & other equipment	386 234			340 869		
Less: Depreciation of furnitures, electronic & other equipment as at 30.6	(250 905)	135 329		(217 719)	123 150	
(d) Other tangible assets	192 159			155 997		
Less: Depreciation of other tangible assets as at 30.6	(80 103)	112 056		(72 130)	83 867	
(e) Fixed assets under construction and advances		55 910	683 931		51 283	611 338
12. Own shares and bonds			166 016			455 476
13. Other assets			739 573			657 175
14. Prepayments and accrued income			180 115			144 503
TOTAL ASSETS			53 035 601			48 899 158
LIABILITIES						
1. Amounts owed to credit institutions						
(a) Repayable on demand		99 193			118 486	
(b) Time and at notice		2 820 125	2 919 318		2 415 967	2 534 453
2. Amounts owed to customers						
(a) Deposits		38 536 895			37 182 327	
(b) Other liabilities		336 731			228 846	
(c) Repos		6 139 366	45 012 992		4 073 777	41 484 950
3. Debts evidenced by certificates						
(a) Debt securities in issue		7 478			1 753	
(b) Other		120 036	127 514		129 855	131 608
4. Other liabilities			1 438 347			986 597
5. Accruals and deferred income			111 894			137 996
6. Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		23 820			20 370	
(b) Provisions for taxation		5 136			4 542	
(c) Other provisions		21 776	50 732		22 755	47 667
6A. Provisions for general banking risks			9 141			9 231
7. Subordinated liabilities			750 000			213 444
Shareholders' Equity:						
8. Paid-up capital		1 026 362			1 026 362	
9. Share premium account		35 970			227 870	
10. Reserves		1 195 510			1 190 421	
11. Fixed asset revaluation reserve		90 686			94 062	
11a. Fixed asset investment subsidy		621			946	
12. Retained earnings		314 297			249 280	
13. Consolidation differences		(339 656)			(338 702)	
14. Minority interests		60 299			371 042	
15. Mandatorily convertible bond (L. 2441/96)		0	2 384 089		59 970	2 881 251
Group's profit for the period 1.1 - 30.6 before tax		228 782			462 326	
Minority profit before tax		2 792	231 574		9 635	471 961
TOTAL LIABILITIES			53 035 601			48 899 158
OFF-BALANCE SHEET ITEMS						
1. Contingent liabilities			20 208 585			14 128 755
2. Commitments arising out of sale and repurchase agreements			56			126
3. Other off-balance-sheet items			31 944 320			46 683 835
TOTAL OFF-BALANCE SHEET ITEMS			52 152 961			60 812 716



NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 JUNE 2002
OF THE FINANCIAL SECTOR GROUP COMPANIES (P.D. 360/85)

(In thousand euro)

PROFIT AND LOSS ACCOUNT	30.6.2002			30.6.2001		
1. Interest receivable and similar income :						
- Interest income from fixed-income securities	396 819			450 349		
- Other interest and similar income	968 572	1 365 391		1 325 978	1 776 327	
2. Interest payable and similar charges		(791 797)	573 594		(1 206 569)	569 758
3. Income from securities:						
(a) Income from shares and other variable-yield securities	3 093			16 686		
(b) Income from participating interests	5 793			3 171		
(c) Income from shares in affiliated undertakings	2 297	11 183		4 222	24 079	
4. Commissions receivable		178 662	189 845		174 490	198 569
			763 439			768 327
5. Commissions payable			(13 720)			(13 627)
			749 719			754 700
6. Net profit on financial operations		70 458			265 736	
7. Other operating income		16 652	87 110		17 065	282 801
			836 829			1 037 501
8. General administrative expenses :						
(a) Staff costs						
- *Wages and salaries*	(247 930)			(242 232)		
- Social security costs	(82 004)			(77 616)		
- Other charges	(34 354)	(364 288)		(34 280)	(354 128)	
(b) Other administrative expenses						
- Taxes and duties	(20 452)			(18 692)		
- Service fees	(60 587)			(57 027)		
- Other fees to third parties	(61 593)	(142 632)	(506 920)	(56 937)	(132 656)	(486 784)
			329 909			550 717
9. Fixed assets depreciation		(77 127)			(66 882)	
10. Other operating charges		(7 902)	(85 029)		(8 739)	(75 621)
Profit on ordinary activities before provisions			244 880			475 096
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(71 809)			(77 246)
Profit on ordinary activities before tax			173 071			397 850
15. Extraordinary income		22 477			23 952	
16. Extraordinary charges		(6 567)			(7 111)	
17. Extraordinary profit		42 593	58 503		57 270	74 111
18. Profit before tax and minority interests			231 574			471 961
Minority interests			(2 792)			(9 635)
Profit before tax			228 782			462 326

NOTES:

a) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) Banque Nationale de Grèce (France), 3) National Bank of Greece (Canada), 4) The South African Bank of Athens Ltd, 5) National Bank of Greece (Cyprus) Ltd, 6) National Investment Bank for Industrial Development S.A., 7) National Securities Company S.A., 8) "Diethniki" Mutual Fund Management S.A., 9) "National" Mutual Fund Management S.A., 10) "Ethniki Kefalaiou" Management of Assets and Liabilities S.A., 11) National Management and Organization S.A., 12) "Ethniki" Leasing S.A., 13) National Regional Development Co. of Nothern Greece S.A. Venture Capital, 14) NBG International Ltd, 15) NBG Finance plc., 16) National Securities Co. Cyprus Ltd, 17) Interlease AD (Sofia), 18) NBG Balkan Fund Ltd, 19) NBG Greek Fund Ltd, 20) ETEBA Bulgaria AD, 21) ETEBA Emerging Markets Fund Ltd, 22) ETEBA Estate Fund Ltd, 23) ETEBA Venture Capital Management Company Ltd, 24) ETEBA Romania S.A., 25) "Ethniki" Venture Capital Management S.A., 26) Stopanska Banka AD Skopje, 27) United Bulgarian Bank, 28) ETEBA Advisory SRL, 29) NBG International Inc., 30) NBGI Private Equity Ltd, 31) NBG Bancassurance Insurance Brokers S.A., 32) NBG Management Services Ltd, 33) NBG International Jersey Ltd, 34) NBG Luxembourg Holding S.A., 35) NBG Luxfinance Holding S.A., 36) NBG Asset Management S.A.S. and 37) NBG International Asset Management S.A.S.
Of the companies included in the consolidated financial statements as at 30.6.2001, "Worthington Limited Partnership" did not exist at 30.6.2002 due to termination. National Investment Company S.A. which used to be fully consolidated was consolidated with the equity method of accounting as at 30.6.2002. Also, four companies referred to under items 34, 35, 36 and 37 above, are consolidated for the first time as at 30.6.2002.
b) The fixed assets of the Group are free of charges or encumbrances as at 30.6.2002.
c) The total number of Group's employees as at 30.6.2002 was 20 872.
d) The accounting principles followed are similar to those of the preceding accounting period.
e) The fair value of the Group's portfolio (trading and investment), as determined by the provisions of article 43 of Codified Law 2190/1920, is lower than the amortised cost appearing in the consolidated financial statements, by € 140 886 thousand.
f) Certain items in 2001 were reclassified so as to be comparable with the corresponding items of 2002.

Athens, 6 August 2002

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITORS' REPORT

To the Board of Directors of National Bank of Greece S.A.

We have carried out the audit required by the provisions of article 6 of P.D. 360/1985, as amended by article 90 of Law 2533/1997, applying the audit procedures that we considered necessary based on the principles and rules established by the Institute of Certified Public Accountants, to determine whether the above consolidated financial statements of the National Bank of Greece S.A. and its financial sector subsidiaries for the period from 1. 1. *2002 through 30. 6. 2002, contain any errors or omissions which materially affect the consolidated asset structure and financial position and the reported profit for the period of the National Bank of Greece and its* subsidiaries included in the consolidation. Subsidiary companies included in the consolidated financial statements representing 15.0% and 15.6% of the total assets and operations respectively, are audited by other auditors, upon whose reports we have relied. Based on our audit work performed and the relevant prevailing legislation and accounting principles followed by the Bank, we have determined that the consolidated financial statements have been prepared in accordance with the provisions of Codified Law 2190/1920 and, after considering Note (e) by the Bank, do not contain any errors or omissions which materially affect the consolidated asset structure and financial position of the National Bank of Greece Group as at 30. 6. 2002 as well as the results for the period then ended. There was no change in the accounting policies compared with those of the corresponding period of the prior year.

Athens, 7 August 2002

CERTIFIED PUBLIC ACCOUNTANTS - AUDITORS

SPYROS D. KORONAKIS Reg. No 10991	VASSILIOS D. PAPAGEORGAKOPOULOS Reg. No 11681	GEORGIOS D. KAMBANIS Reg. No 10761
SOL S.A. CPA		DELOITTE & TOUCHE



NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2002 (P.D. 360/85)
(In thousand euro)

ASSETS		30.09.2002			30.09.2001	
1. Cash in hand, balances with central banks			1 229 463			1 515 215
2. Treasury bills and other bills eligible for refinancing with central banks:						
(a) Treasury bills and similar securities			112 490			91 486
3. Loans and advances to credit institutions:						
(a) Repayable on demand		14 470			12 234	
(b) Other loans and advances		8 174 582	8 189 052		10 704 599	10 716 833
3A. Reverse Repos			3 091 325			635 151
4. Loans and advances to customers		17 112 976			15 953 032	
Less: Provisions for doubtful debts		(831 708)	16 281 268		(845 475)	15 107 557
5. Debt securities including fixed-income securities:						
(a) Government		13 199 910			11 301 654	
(b1) Corporates		2 450 453			1 432 664	
(b2) Other issuers		129 319	15 779 682		119 754	12 854 072
6. Shares and other variable-yield securities			396 532			512 960
7. Participating interests			297 157			295 643
8. Shares in affiliated undertakings			1 725 483			1 661 661
9. Intangible assets						
(a) Establishment and formation expenses		3 813			3 393	
(c) Other intangible assets		217 435			180 844	
Less : Amortisation of intangible assets as at 30.9		(140 758)	80 490		(97 370)	86 867
10. Tangible assets						
(a) Land		169 057			167 497	
(b) Buildings	278 918			257 773		
Less: Depreciation of buildings as at 30.9	(197 768)	81 150		(187 991)	69 782	
(c) Furniture, electronic & other equipment	257 516			235 904		
Less: Depreciation of furniture, electronic & other equipment as at 30.9	(184 137)	73 379		(157 090)	78 814	
(d) Other tangible assets	10 232			10 019		
Less: Depreciation of other tangible assets as at 30.9	(6 551)	3 681		(6 184)	3 835	
(e) Fixed assets under construction and advances		25 917	353 184		16 165	336 093
12. Own shares and bonds			1 387			253 712
13. Other assets			529 723			449 414
14. Prepayments and accrued income			158 456			40 292
TOTAL ASSETS			48 225 692			44 556 956

LIABILITIES		30.09.2002		30.09.2001	
1. Amounts owed to credit institutions:					
(a) Repayable on demand	99 100			185 802	
(b) Time and at notice	2 351 150	2 450 250		2 533 479	2 719 281
2. Amounts owed to customers:					
(a) Deposits	33 385 744			33 495 879	
(b) Other debts	1 397 980			223 763	
(c) Repos	6 727 482	41 511 206		4 224 143	37 943 785
3. Debts evidenced by certificates:					
(a) Debt securities in issue	1 595			1 704	
(b) Other	31 849	33 444		59 220	60 924
4. Other liabilities		835 792			598 900
5. Accruals and deferred income		97 391			132 016
6. Provisions for liabilities and charges:					
(a) Provisions for staff pensions and similar obligations	1 088			569	
(b) Provisions for taxation	4 840			3 632	
(c) Other provisions	9 269	15 197		9 617	13 818
6A. Provisions for general banking risks		6 906			6 476
7. Subordinated liabilities		750 000			217 229
Shareholders' Equity:					
8. Paid-up capital	1 026 362			1 026 362	
9. Share premium account	35 970			227 869	
10. Reserves	930 080			858 490	
11. Fixed assets revaluation reserve	86 558			83 428	
11a. Fixed asset investment subsidy	60			394	
12. Retained earnings	186 516			67 553	
13. Mandatorily convertible bond (L. 2441/96)	-	2 265 546		59 970	2 324 066
14. Profit before tax for the period 1.1 - 30.9		259 960			540 461
TOTAL LIABILITIES		48 225 692			44 556 956

OFF- BALANCE SHEET ITEMS	30.09.2002	30.09.2001
1. Contingent liabilities	21 358 105	12 727 849
2. Commitments arising on sale and repurchase agreements	-	159
3. Other off-balance-sheet items	27 353 805	44 794 676
TOTAL OFF- BALANCE SHEET ITEMS	48 711 910	57 522 684



NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2002 (P.D. 360/85)

(In thousand euro)

PROFIT AND LOSS ACCOUNT	1.1 - 30.9.2002			1.1 - 30.9.2001		
1. Interest receivable and similar income:						
- Interest income from fixed-income securities	501 905			559 515		
- Other interest and similar income	1 308 948	1 810 853		1 733 489	2 293 004	
2. Interest payable and similar charges		(1 106 806)	704 047		(1 610 224)	682 780
3. Income from securities:						
(a) Income from shares and other variable-yield securities	1 659			9 006		
(b) Income from participating interests	5 756			4 213		
(c) Income from shares in affiliated undertakings	26 732	34 147		38 694	51 913	
4. Commissions receivable		194 123	228 270		197 796	249 709
			932 317			932 489
5. Commissions payable			(38 224)			(31 678)
			894 093			900 811
6. Net profit on financial operations		90 725			289 580	
7. Other operating income		10 645	101 370		11 614	301 194
			995 463			1 202 005
8. General administrative expenses:						
(a) Staff costs						
- Wages and salaries	(294 838)			(294 138)		
- Social security costs	(112 747)			(107 501)		
- Other charges	(40 803)	(448 388)		(43 186)	(444 825)	
(b) Other administrative expenses						
- Taxes and duties	(24 139)			(21 155)		
- Service fees	(57 856)			(51 468)		
- Other fees to third parties	(68 253)	(150 248)	(598 636)	(62 062)	(134 685)	(579 510)
			396 827			622 495
9. Fixed assets depreciation		(63 604)			(58 306)	
10. Other operating charges		(10 057)	(73 661)		(9 523)	(67 829)
Profit on ordinary activities before provisions			323 166			554 666
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(87 000)			(88 041)
Profit on ordinary activities before tax			236 166			466 625
15. Extraordinary income		13 317			23 386	
16. Extraordinary charges		(22 538)			(11 638)	
17. Extraordinary profit		33 015	23 794		62 088	73 836
18. Profit (before tax)			259 960			540 461

Notes:

1. The fixed assets of the Bank are free of charges or encumbrances as at 30.09.2002.
2. Capital expenditure in real estate in the first nine months of 2002 amounted to€ 13 776 thousand.
3. *The total number of employees in Greece and abroad was 14 505 as at 30.09.2002.*
4. The 30.09.2002 and 30.09.2001 financial statements are compiled on the basis of provisional trial balances.
5. The accounting principles followed are similar to those of the preceding accounting period 2001. Also, certain corresponding amounts of the prior period have been reclassified for consistency reasons.
6. At 28.6.2002, following the desicion of their Board of Directors, National Bank of Greece S.A. and its subsidary bank ETEBA, announced their intention for ETEBA to be merged through absortion with National Bank of Greece S.A. in accordance with the provisions of Law 2515/1997.
7. *According to the four-digit codification of National Industry Classification Code (NICC), the revenues of the Bank are classified under caption 651.9 "Activities of other intermediary monetary organisations".*

Athens, 12 November 2002

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS



NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)
CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2002
OF THE FINANCIAL SECTOR GROUP COMPANIES (P.D. 360/85)
(In thousand euro)

ASSETS	30.9.2002			30.9.2001		
1. Cash in hand, balances with central banks			1 400 744			1 742 285
2. Treasury bills and other bills eligible for refinancing with central banks			148 235			142 496
3. Due from financial institutions						
(a) Repayable on demand		68 703			54 284	
(b) Other loans and advances		8 340 568	8 409 271		10 449 489	10 503 773
3A. Reverse Repos			3 043 236			643 420
4. Loans and advances to customers		20 164 914			18 828 837	
Less: Provisions for doubtful debts		(1 038 324)	19 126 590		(1 061 318)	17 767 519
5. Debt securities including fixed-income securities						
(a) Government		13 974 118			11 910 513	
(b1) Corporates		2 664 966			1 771 021	
(b2) Other issuers		1 181 786	17 820 870		742 497	14 424 031
6. Shares and other variable-yield securities			608 484			1 140 297
7. Participating interests			321 521			324 365
8. Shares in affiliated undertakings			899 337			818 521
9. Intangible assets						
(a) Establishment and formation expenses		9 848			5 190	
(a) Goodwill		37 319			4 110	
(c) Other intangible assets		266 068			212 800	
Less: Amortisation of intangible assets as at 30.9		(158 288)	154 947		(114 381)	107 719
10. Tangible assets						
(a) Land		209 096			209 885	
(b) Buildings	409 482			366 187		
Less: Depreciation of buildings as at 30.9	(232 613)	176 869		(221 923)	144 264	
(c) Furniture, electronic & other equipment	397 172			353 367		
Less: Depreciation of furnitures, electronic & other equipment as at 30.9	(262 134)	135 038		(223 852)	129 515	
(d) Other tangible assets	209 697			162 835		
Less: Depreciation of other tangible assets as at 30.9	(86 633)	123 064		(76 689)	86 146	
(e) Fixed assets under construction and advances		68 519	712 586		58 420	628 230
12. Own shares and bonds			172 015			456 311
13. Other assets			674 026			576 092
14. Prepayments and accrued income			194 546			70 724
TOTAL ASSETS			53 686 408			49 345 783

LIABILITIES	30.9.2002		30.9.2001	
1. Amounts owed to credit institutions				
(a) Repayable on demand	107 923		183 939	
(b) Time and at notice	2 569 185	2 677 108	2 723 630	2 907 569
2. Amounts owed to customers				
(a) Deposits	37 065 489		36 763 991	
(b) Other liabilities	1 425 551		257 326	
(c) Repos	7 454 336	45 945 376	4 732 277	41 753 594
3. Debts evidenced by certificates				
(a) Debt securities in issue	7 484		1 671	
(b) Other	34 134	41 618	142 492	144 163
4. Other liabilities		1 408 466		693 200
5. Accruals and deferred income		133 765		168 661
6. Provisions for liabilities and charges				
(a) Provisions for staff pensions and similar obligations	23 591		20 584	
(b) Provisions for taxation	5 122		3 745	
(c) Other provisions	23 154	51 867	23 011	47 340
6A. Provisions for general banking risks		7 311		9 051
7. Subordinated liabilities		750 000		198 226
Shareholders' Equity:				
8. Paid-up capital	1 026 362		1 026 362	
9. Share premium account	35 970		227 870	
10. Reserves	1 194 812		1 189 034	
11. Fixed asset revaluation reserve	90 870		81 284	
11a. Fixed asset investment subsidy	560		1 242	
12. Retained earnings	331 798		254 115	
13. Consolidation differences	(350 708)		(355 923)	
14. Minority interests	64 436		361 723	
15. Mandatorily convertible bond (L. 2441/96)	0	2 394 100	59 970	2 845 677
Group's profit before tax for the period 1.1 - 30.9	276 348		570 222	
Minority profit before tax	449	276 797	8 080	578 302
TOTAL LIABILITIES		53 686 408		49 345 783

OFF-BALANCE SHEET ITEMS	30.9.2002	30.9.2001
1. Contingent liabilities	21 592 065	13 320 108
2. Commitments arising out of sale and repurchase agreements	7 663	3 150
3. Other off-balance sheet items	32 397 700	47 461 617
TOTAL OFF-BALANCE SHEET ITEMS	53 997 428	60 784 875



NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2002

OF THE FINANCIAL SECTOR GROUP COMPANIES (P.D. 360/85)

(In thousand euro)

PROFIT AND LOSS ACCOUNT	1.1 - 30.9.2002			1.1 - 30.9.2001		
1. Interest receivable and similar income :						
- Interest income from fixed-income securities	573 781			637 285		
- Other interest and similar income	1 501 388	2 075 169		1 937 380	2 574 665	
2. Interest payable and similar charges		(1 199 863)	875 306		(1 734 335)	840 330
3. Income from securities:						
(a) Income from shares and other variable-yield securities	4 287			19 732		
(b) Income from participating interests	7 819			6 684		
(c) Income from shares in affiliated undertakings	4 380	16 486		6 297	32 713	
4. Commissions receivable		274 206	290 692		274 751	307 464
			1 165 998			1 147 794
5. Commissions payable			(27 742)			(21 075)
			1 138 256			1 126 719
6. Net profit on financial operations		59 760			301 136	
7. Other operating income		21 480	81 240		22 977	324 113
			1 219 496			1 450 832
8. General administrative expenses :						
(a) Staff costs						
- Wages and salaries	(366 353)			(360 957)		
- Social security costs	(122 044)			(117 346)		
- Other charges	(51 619)	(540 016)		(53 915)	(532 218)	
(b) Other administrative expenses						
- Taxes and duties	(31 296)			(29 656)		
- Service fees	(91 684)			(86 489)		
- Other fees to third parties	(93 562)	(216 542)	(756 558)	(82 161)	(198 306)	(730 524)
			462 938			720 308
9. Fixed assets depreciation		(116 332)			(100 397)	
10. Other operating charges		(10 833)	(127 165)		(10 330)	(110 727)
Profit on ordinary activities before provisions			335 773			609 581
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(107 510)			(117 958)
Profit on ordinary activities before tax			228 263			491 623
15. Extraordinary income		29 973			35 086	
16. Extraordinary charges		(28 661)			(15 608)	
17. Extraordinary profit		47 222	48 534		67 201	86 679
18. Profit before tax and minority interests			276 797			578 302
Minority interests			(449)			(8 080)
Profit before tax			276 348			570 222

NOTES:

a) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) Banque Nationale de Grèce (France), 3) National Bank of Greece (Canada), 4) The South African Bank of Athens Ltd, 5) National Bank of Greece (Cyprus) Ltd, 6) National Investment Bank for Industrial Development S.A., 7) National Securities Company S.A., 8) "Diethniki" Mutual Fund Management S.A., 9) "National" Mutual Fund Management S.A., 10) "Ethniki Kefalaiou" Management of Assets and Liabilities S.A., 11) National Management and Organization Co., 12) "Ethniki" Leasing S.A., 13) National Regional Development Co. of Nothern Greece S.A. Venture Capital, 14) NBG International Ltd, 15) NBG Finance plc., 16) National Securities Co. Cyprus Ltd, 17) Interlease AD (Sofia), 18) NBG Balkan Fund Ltd, 19) NBG Greek Fund Ltd, 20) ETEBA Bulgaria AD, 21) ETEBA Emerging Markets Fund Ltd, 22) ETEBA Estate Fund Ltd, 23) ETEBA Venture Capital Management Company Ltd, 24) ETEBA Romania S.A., 25) "Ethniki" Venture Capital Management S.A., 26) Stopanska Banka AD Skopje, 27) United Bulgarian Bank, 28) ETEBA Advisory SRL, 29) NBG International Inc., 30) NBGI Private Equity Ltd, 31) NBG Bancassurance Insurance Brokers S.A., 32) NBG Management Services Ltd, 33) NBG International Jersey Ltd, 34) NBG Luxembourg Holding S.A., 35) NBG Luxfinance Holding S.A., 36) NBG Asset Management S.A.S. and 37) NBG International Asset Management S.A.S. National Investment Company S.A. which used to be fully consolidated was consolidated with the equity method of accounting in the current period. Also, four companies referred to under items 34, 35, 36 and 37 above, were consolidated for the first time as at 30.6.20C

b) The fixed assets of the Group are free of charges or encumbrances as at 30.9.2002.

c) The total number of Group's employees as at 30.9.2002 was 20 246.

d) The accounting principles followed are similar to those of the preceding accounting period.

e) The fair value of the Group's trading portfolio as at 30.9.2002, as determined by the provisions of article 43 of Codified Law 2190/1920, net of derivatives hedging, is lower than the amortised cost appearing in the consolidated financial statements, by € 67 360 thousand.

f) The fair value of the Group's investment portfolio as at 30.9.2002, as determined by the provisions of article 43 of Codified Law 2190/1920, is lower than the amortised cost appearing in the consolidated financial statements, by € 308 361 thousand.

g) Certain items in 2001 were reclassified so as to be comparable with the corresponding items of 2002.

Athens, 12 November 2002

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

13. 3 Financial Statements 2002 of Consolidated Companies

ETHNIKI KEFALAIOU S.A.
ADMINISTRATION OF ASSETS AND LIABILITIES SOCIETE ANONYME
REGISTRY No. 25436/01/B91/644
BALANCE SHEET AS AT 31st DECEMBER 2002 (1st JANUARY TO 31st DECEMBER 2002)

ASSETS	2002 Cost	2002 Accumulated Depreciation	2002 Net Book Value	2001 Cost	2001 Accumulated Depreciation	2001 Net Book Value
B. START UP EXPENSES						
4. Other formation expenses	83 926.67	83 710.37	216.30	82 015.28	82 015.28	0.00
	83 926.67	83 710.37	216.30	82 015.28	82 015.28	0.00
C. FIXED ASSETS						
II. Intangible Assets						
1. Land and Sites	18 731 173.61	0.00	18 731 173.61	24 393 104.95	0.00	24 393 104.95
3. Buildings	23 430 140.03	3 362 930.70	20 067 209.33	26 497 372.69	4 070 380.17	22 426 992.52
4. Machinery and other equipment	43.96	41.16	2.80	46.90	42.05	4.85
5. Vehicles	50 798.16	26 473.83	24 324.33	50 802.99	18 859.56	31 943.43
6.Furniture and other equipment	157 346.97	144 246.43	13 100.54	152 699.31	134 044.40	18 654.91
Total Intangible Assets (C II)	42 369 502.73	3 533 692.12	38 835 810.61	51 094 026.84	4 223 326.18	46 870 700.66
III. Investments and other long-term debtors						
1. Equity participation in related companies		3 496 711.04			4 216 543.08	
Less: Provision for devaluation of shares		-2 099 562.30	1 397 148.74		-2 083 639.03	2 132 904.05
7. Other long-term debtors			10 351 624.68			9 264 034.74
			11 748 773.42			11 396 938.79
Total fixed assets (CII+CIII)			50 584 584.03			58 267 639.45
D. CURRENT ASSETS						
II. Debtors						
1. Customers			165 437.94			137 334.84
3a. Post dated cheques receivables			0.00			9 120.29
3b. Post dated cheques receivables			0.00			137 684.17
5. Amounts due from related companies within one year			27 222.29			25 064.82
9. Long-term claims receivables in next financial year			4 090 829.25			5 355 757.42
10. Doubtfull & disputed debtors		12 639 956.03			13 759 221.87	
Less: Provisions for doubtfull debts		-12 147 267.27	492 688.76		-13 088 774.74	670 447.13
11. Sundry Debtors			1 284 513.68			2 817 072.80
12. Advance Payments			3 484.33			24 245.11
			6 064 176.25			9 176 726.58
III. Securities						
1. Shares on hand			72 848 814.37			133 791 891.17
2. Bonds			21 420.87			35 936.33
			72 870 235.24			133 827 827.50
IV. Cash						
1. Cash on hand			520.39			139.60
3. Deposits			60 052 554.11			38 354 134.22
			60 053 074.50			38 354 273.82
Total Current Assets (DII+DIII+DIV)			138 987 485.99			181 358 827.90
E. SUSPENCE ACCOUNTS						
1. Prepaid expenses			7 190.10			1 910.86
2. Accrued income			251 551.81			347 935.80
			258 741.91			349 846.66
TOTAL ASSETS (B+C+D+E)			189 831 028.23			239 976 314.01
DEBIT MEMO ACCOUNTS						
1. Third party assets			38 455 330.83			48 744 328.44
2. Guaranty debit accounts			37 110 797.60			35 996 587.53
4. Other memo accounts			11 883 281.11			253 272.36
			87 449 409.54			84 994 188.33

LIABILITIES	2002	2001
A. SHAREHOLDERS EQUITY		
I. Share Capital		
(634.074 registered shares of GRD 29.999,63 each)		
1. Paid-up capital	55 623 874.96	55 623 874.9
IV. Reserves		
1. Statutory Reserve	6 609 149.86	6 609 149.8
4. Extraordinary reserve	2 024 090.45	2 024 090.4
5. Non-taxable reserve	114 557 773	172 094 937.7
	123 191 013.29	180 728 178.0
V. Retained Earnings		
Profit for the period	5 666 993.23	0.0
Total Shareholders Equity (AI+AIII+AIV+AV)	184 681 881.48	236 552 053.01
B. PROVISION FOR LIABILITIES & CHARGES		
1. Provision for employee termination	230 944.34	183 408.89
C. LIABILITIES		
I. Long-term liabilities		
8. Other long-term creditors	50 052.98	157 108.11
II. Short-term liabilities		
1. Suppliers	84 150.47	2 461.52
2α. Cheques payable	511.18	18 363.75
4. Customer Advances	21 179.73	0.00
5. Taxes	4 004 131.90	2 041 424.14
6. Social Insurance Payable	40 759.85	16 444.41
8. Amounts due to related companies	22 178.32	16 186.94
11. Sundry creditors	652 422.02	824 069.01
	4 825 333.47	2 918 949.77
Total Liabilities (CI+CII)	4 875 386.45	3 076 057.88
D. SUSPENCE ACCOUNTS		
1. Deferred profits	15 412.26	0.00
2. Accrued expenses	27 403.70	27 110.06
3. Other suspence accounts	0.00	137 684.17
	42 815.96	164 794.23
TOTAL LIABILITIES (A+B+C+D)	189 831 028.23	239 976 314.01
CREDIT MEMO ACCOUNTS		
1. Beneficiaries of third party assets	38 455 330.83	48 744 328.44
2. Guarantee credit accounts	37 110 797.60	35 996 587.53
4. Other memo accounts	11 883 281.11	253 272.36
	87 449 409.54	84 994 188.33

NOTES: 1. The last revaluation of assets was made, according to Law 2065/95, during the Financial Year 2000. 2. All amounts of the Financial Year 2001 have been converted and are presented in EURO. 3. The Tax Authorities have audited the company until the period 2000, included. 4. Certain amounts of the previous financial year have been reformed to enable comparison with the closing year.

PROFIT AND LOSS ACCOUNT

	2002	2002	2001	2001
I. Operation Results				
Income for the period		14 101 626.89		5 909 527.64
Less: Supplied services cost		-2 065 842.84		-3 570 538.14
Gross Profit		12 035 784.05		2 338 989.50
Less: Administration expenses		-154 534.53		-148 109.21
Profit (loss) from operating activities		11 881 249.52		2 190 880.29
Plus: 2. Dividends received	5 632 934.22		6 824 269.86	
3. Profit from trading of securities	8 856.34		1 226 145.80	
Less: 1. Provision for devaluation of securities	-64 770 719.34		-30 865 042.42	
2. Expenses and losses of securities	-90 794.36	-59 219 723.14	-559 917.07	-23 374 543.83
Profit (loss) before Extraordinary items, Depreciation, and Taxes		-47 338 473.62		-21 183 663.54
II. PLUS: Extraordinary Result				
1. Operating & Extraordinary profit	13 725.82		183 467.88	
2. Extraordinary profit	4 996.95		32.24	
3. Prior year profit	50 415.34	69 138.11	28 557.84	212 057.96
Less: 1. Operating & extraordinary expenses	-514.85		-72 082.28	
2. Extraordinary expenses	0.00		-109.16	
3. Prior year expenses	-14 837.35		0.00	
4. Doubtfull debts provision	-147 535.45	-162 887.65	-804 976.70	-877 168.14
Profit (loss) after Operating & Extraordinary items		-47 432 223.16		-21 848 773.72
Less: Depreciation	344 820.48		585 053.52	
Less: Deprecation included in operating cost	-344 820.48	0.00	-585 053.52	0.00
NET PROFIT BEFORE TAXES		-47 432 223.16		-21 848 773.72

DISTRIBUTION OF PROFIT

	2002	2001
Net profit for the year	-47 432 223.16	-21 848 773.73
Less: Tax Audit prior years adjustments	0.00	-602 397.51
Total	-47 432 223.16	-22 451 171.24
Less: 1. Income Tax	-3 888 611.08	-1 723 049.87
2. Other taxes not included in the operating cost	-551 337.28	-473 078.93
Loss	-51 870 171.52	-24 647 300.04
Less: Seperation of loss from the valuation of securities for adjustment to the "Non taxable reserves from the trade of shares" (according to art.38 Law 2238/94)	64 852 657.36	30 198 813.69
Profit	12 982 485.84	5 551 513.65
Plus: Adjustment of the non-taxable reserve from the trade of shares to the loss from the valuation of shares.	64 852 657.36	30 198 813.69
Less: Adjustment of the above losses from the valuation of shares.	-64 852 657.36	-30 198 813.69
	0.00	0.00
PROFITS FOR DISTRIBUTION	12 982 485.84	5 551 513.65
The distribution of profit is as follows:		
6β. Statutory reserve	5 632 934.22	5 551 513.65
6β. Special tax treatment reserve	1 682 558.39	0.00
8. Profit carried forward	5 666 993.23	0.00
Total	12 982 485.84	5 551 513.65

Athens, 28 January 2003

PPESIDENT OF THE BOARD OF DIRECTORS	MANAGING DIRECTOR	GENERAL MANAGER	FINANCIAL MANAGER
N. KALOGEROPOULOS	A. KALIVIOTIS	N. TRIVOUREAS	N. KALOUTSIS

AUDITOR'S REPORT
To the Shareholders of "ETHNIKI KEPHALEOU S.A."

We have audited the above Financial Statements as well as the related Notes on the Accounts of "ETHNIKI KEPHALEOU S.A." for the year ended December 31, 2002. We conducted our audit, in accordance with the provisions of art. 37 of the Companies' Act of Greece (c.L. 2190/1920) and also in conformity with the standards of auditing followed by the Institute of Certified Auditors – Accountants in Greece, which comply with the International Standards on Auditing and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances. We have examined the books of account and records kept by the Company and we obtained all the information and explanations we needed for the purpose of our audit. The Company has applied properly the Hellenic General Accounting Plan. No change in the inventory valuation method has been made, as compared with that of the previous year. We have verified that the Board of Directors' Report to the Annual General Meeting of Shareholders is consistent with the related Financial Statements. The Notes on the Accounts include the information required by the par. 1, art. 43a L. 2190/1920 (Companies' Act of Greece). In our opinion, the above Financial Statements, which are in agreement with the books and records of the Company, together with the Notes on the Accounts, give a true and fair view of the Company's assets, liabilities and financial position as at December 31, 2002 and of the results of its operations for the year ended on that date, in conformity with legal requirements and generally accepted accounting principles applied on a basis consistent with that of the preceding year.

Athens, 28 January, 2003
The Certified Public Accountant – Auditor

GEORGIOS VARTHALITIS
SOEL Reg. No. 10251
SOL S.A. – Certified Auditors Accountatns

NATIONAL SECURITIES COMPANY S.A.

COMPANY OF THE NATIONAL BANK
OF GREECE S.A. GROUP

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2002

DECISION OF THE 27/26.03.89 MEETING OF THE BOARD OF DIRECTORS OF THE CAPITAL MARKETS COMMITTEE

BALANCE SHEET AS AT 31 DECEMBER 2002 - 14th ACCOUNTING YEAR (1 JANUARY 2002 - 31 DECEMBER 2002)

ASSETS

	AMOUNTS IN EURO FOR THE YEAR 2002			AMOUNTS IN EURO FOR THE YEAR 2001		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
B. ESTABLISHMENT EXPENSES						
4. Other establishment expenses	1 113 002.48	746 751.77	366 250.71	1 050 471.57	502 152.88	548 318.69
	1 113 002.48	**746 751.77**	**366 250.71**	**1 050 471.57**	**502 152.88**	**548 318.69**
C. FIXED ASSETS						
II. Tangible assets						
3. *Buildings and technical works*	*137 697.92*	*68 770.88*	*68 927.04*	*134 347.89*	*34 721.21*	*99 626.68*
4. Machinery, technical installations and other equipment	97 112.58	54 007.42	43 105.16	97 112.58	35 428.59	61 683.99
5. Transportation means	19 433.66	7 832.45	11 601.21	19 433.66	4 917.85	14 515.81
6. Furniture & other equipment	2 212 024.68	1 565 901.98	646 122.70	2 152 800.57	1 122 670.73	1 030 129.84
Total Tangible Assets	**2 466 268.84**	**1 696 512.73**	**769 756.11**	**2 403 694.70**	**1 197 738.38**	**1 205 956.32**
III. Investments & other long - term financial assets						
2. Participating interests in other undertakings			327 507.26			327 507.26
2a. Participation in the Guarantee Fund			7 039 546.90			5 455 539.18
2b. Auxiliary transaction clearing fund with the ASE			9 753 614.90			9 066 455.57
7. Other long-term receivables			13 975.42			4 798.24
			17 134 644.48			**14 854 300.25**
Total Fixed Assets (CII+CIII)			**17 904 400.59**			**16 060 256.57**
D. CURRENT ASSETS						
II. Debtors						
1. Customers - Brokers, ASE, ACR		21 170 587.03			25 190 701.77	
Less: Provisions		-300 000.00	20 870 587.03		0.00	25 190 701.77
11. *Sundry debtors*			*2 348 489.30*			*2 536 478.21*
			23 219 076.33			**27 727 179.98**
III. Securities						
1. *Shares*		*1 336 190.55*			*3 734 460.31*	
Less: Provisions for the devaluation of shares		-194 001.66	1 142 188.89		-1 050 872.80	2 683 587.51
3. Other securities		146 846.61			1 286 949.68	
Less: *Provisions for the devaluation of securities*		*-41.65*	*146 804.96*		*-563.27*	*1 286 386.41*
			1 288 993.85			**3 969 973.92**
IV. Cash at bank and in hand						
1. Cash in hand			13 073.43			9 542.77
3. Current , term deposits and reverse repos			4 700 114.06			10 156 329.71
3a. Reverse repos on behalf of clients			417 374 705.54			486 842 356.30
			422 087 893.03			**497 008 228.78**
Total Current Assets (DII+DIII+DIV)			**446 595 963.21**			**528 705 382.68**
E. PREPAYMENTS & ACCRUED INCOME						
1. Deferred expenses			55 856.17			88 038.20
2. Accrued income			75 946.58			123 127.80
			131 802.75			***211 166.00***
TOTAL ASSETS (B+C+D+E)			**464 998 417.26**			**545 525 123.94**
OFF-BALANCE SHEET ITEMS						
1. Third party assets held			1 467 996 378			1 552 502 266
2. Guarantees and other collaterals			3 888 769.62			17 781 980.06
4. Other off-balance sheet items			0.00			129 034.84

LIABILITIES & SHAREHOLDERS EQUITY

	AMOUNTS IN EURO FOR THE YEAR 2002	AMOUNTS IN EURO FOR THE YEAR 2001
A. SHAREHOLDERS' EQUITY		
I. Share capital (2 837 700 shares of Euro 3)		
1. Paid-up	**6 986 100.00**	**6 986 100.00**
IV. Reserves		
1. Legal reserve	2 328 700.00	2 328 700.00
5. Tax-free reserves	11 304 277.22	11 464 184.05
	13 632 977.22	***13 792 884.05***
V. Retained earnings		
Retained profits	**1 129 235.77**	**1 277 684.95**
Total Shareholders Equity (AI + AIV + AV)	***21 748 312.99***	***22 056 669.00***
B. PROVISIONS FOR RISKS & CHARGES		
1. Provisions for staff pensions and similar obligations	228 540.95	0.00
2. Other provisions	11 467.95	11 171.56
	240 008.90	**11 171.56**
C. LIABILITIES		
II. Current liabilities		
1. Suppliers	213 178.92	344 985.53
3. Bank Overdraft	8 800 000.00	13 206 162.88
4. Customers - Brokers, ASE, ACR	16 055 937.26	18 166 336.56
4a. Repos on behalf of clients	417 374 705.54	486 818 853.92
5. Taxes and duties payable	84 736.65	105 430.90
6. Social security contributions payable	84 416.87	74 797.26
10. Dividends payable	0.00	4 075 225.00
11. *Sundry creditors*	*348 151.37*	*618 289.83*
Total Current liabilities (CII)	**442 961 126.61**	**523 410 081.88**
D. ACCRUALS AND DEFERRED INCOME		
2. Accrued expenses	**48 968.76**	**47 201.50**
TOTAL LIABILITIES AND SHAREHOLDER EQUITY (A+B+C+D)	**464 998 417.26**	**545 525 123.94**
OFF - BALANCE SHEET ITEMS		
1. Beneficiaries of third party assets hel	1 467 996 378	1 552 502 266
2. Guarantees and other collaterals	3 888 769.62	17 781 980.06
4. Other off-balance sheet items	0.00	129 034.84

Note:

1) Certain items in 2001 were reclassified in order to be comparable with the corresponding items of 2002
2) Out of the provision for staff pensions and similar obligations charged in the current year and amounting in total to Euro 228,540.95, Euro 127,219.97 relates to prior years.
3) The Company has been audited by the Tax Authorities until the fiscal year 1998.

PROFIT AND LOSS ACCOUNT

	AMOUNTS IN EURO FOR THE YEAR 2002			AMOUNTS IN EURO FOR THE YEAR 2001		
I. Operating Results						
Turnover (provision of services)			12 551 812.26			18 550 056.79
Less: Cost of provision of services			7 539 810.67			10 639 257.87
Gross profit			5 012 001.59			7 910 798.92
Add: *Other operating income*			*120 645.41*			*307 525.28*
Total			5 132 647.00			8 218 324.20
Less: 1. Administrative expenses			2 974 558.13			3 361 221.04
3. *Selling & distribution expenses*			*1 310 056.33*			*1 536 599.44*
Operating income before investing & financing activities			848 032.54			3 320 503.72
Add: 2. Income from securities		114 269.17			245 715.58	
3. Gains from the sale of participating interests and securities		*1 592 967.32*			*513 871.28*	
4. Interest income and other similar income		657 697.18			878 696.75	
		2 364 933.67			1 638 283.61	
Less: 1. Provisions for the devaluation of shares and securities	3 883.28			674 336.50		
2. Expenses and losses from participating interests and securities	795 533.91			74 660.82		
3. Interest expenses and finance charges	642 983.90	1 442 401.09	922 532.58	844 810.58	1 593 807.90	44 475.71
Operating Profit			1 770 565.12			3 364 979.43
II. Extraordinary Items						
1. Extraordinary and non - operating income		98 697.61			46 406.49	
2. Extraordinary gains		748.86			0.00	
3. Income from prior years		10 576.25			339 749.05	
4. Income from prior years provisions		0.00			76 861.46	
		110 022.72			463 017.00	
Less: 1. Extraordinary and non-operating expenses	52 064.21			212 676.77		
2. Extraordinary losses	329.20			376.23		
3. Prior year expenses	249 070.26			661 120.89		
4. Provisions for extraordinary risks	300 000.00	601 463.67	-491 440.95	0.00	874 173.89	-411 156.89
Profit after extraordinary items			1 279 124.17			2 953 822.54
Less:						
Total depreciation of fixed assets and amortization of intangible assets		758 515.95			715 293.49	
Less: Depreciation and amortization transferred to operating costs		758 515.95	0.00		715 293.49	0.00
Profit+B28 before taxes			**1 279 124.17**			**2 953 822.54**

APPROPRIATION ACCOUNT

	AMOUNTS IN EURO FOR THE YEAR 2002	AMOUNTS IN EURO FOR THE YEAR 2001
Net income for the year	1 279 124.17	2 953 822.54
(+) Non - appropriated earnings from prior year	*1 277 684.95*	*4 062 414.41*
(+) Distributable reserves	531 563.81	183 356.80
Total	3 088 372.93	7 199 593.75
(-) 1. Income tax	*384 134.47*	*1 213 925.83*
Profits for appropriation	**2 704 238.46**	**5 985 667.92**
Appropriated to:		
1. Legal Reserve	0.00	50 685.82
2. Dividend from current year profits	0.00	12 810.59
2a. Dividend from prior year profits	0.00	4 062 414.41
6a. Reserves from tax - free profits	34 137.49	308 910.23
6b. Reserves and profits taxed in special ways	0.00	126 426.78
6b. Reserve of Law 2954/2001	1 310 865.20	0.00
7a. Distribution of profits to employees	0.00	146 735.14
7b. Distribution of profits to employees from prior year profits	230 000.00	0.00
8. Retained profits	1 129 235.77	1 277 684.95
	2 704 238.46	**5 985 667.92**

Athens, 10 February 2003

THE CHAIRMAN OF THE B.O.D.	THE GENERAL MANAGER & B.O.D. MEMBER	CHIEF FINANCIAL OFFICER
APOSTOLOS S. TAMVAKAKIS	***IOANNIS M. KATSOURIDIS***	***NICOLAOS P. PAPADOPOULOS***
ID. P 704691	I.D. M 328080	ID. N 168464

AUDITORS REPORT
TO THE SHAREHOLDERS OF "NATIONAL SECURITIES COMPANY S.A."

We have audited the above Financial Statements and the related notes thereto of the National Securities Company S.A. for the year ended 31 December 2002. As part of our audit we also considered the results of operations of the branches of the Company. Our audit was conducted in accordance with the provisions of article 37 of Codified Law 2190/1920 "For Societes Anonymes" and the auditing procedures which we consider necessary based on the auditing principles followed by the Institute of Certified Auditors Accountants in Greece which are in accordance with the International Standards on Auditing. The books and records maintained by the Company were made available and we were provided with all the necessary information and clarifications we requested. The Company has complied with the Greek Chart of Accounts. There was no change in the accounting policies compared with those of the previous year except for the case under note (2) to the Balance Sheet. We agreed the contents of the Board of Directors' Report to the General Meeting of the Shareholders with the financial statements. The notes to the Financial Statements include the information required by paragraph 1 of article 43a of Codified Law 2190/1920. In our opinion, the above Financial Statements and notes thereto, which derive from the Company's books and records present the asset structure, the financial of the Company as at 31 December 2001 and results of its operations for the year then ended, in accordance with the prevailing legislation and the accounting principles generally accepted in Greece and are consistent with those applied in the previous year, except for the case under note (2) of the Balance Sheet.

Athens, 12 February 2003
Certified Public Accountant Auditor

Nicolaos K. Sofianos
Reg. No. ICPAG 12231
Deloitte & Touche

DIETHNIKI S.A.
MUTUAL FUND MANAGEMENT COMPANY
BALANCE SHEET AS AT 31 DECEMBER 2002, COPRORATE YEAR 30th (1 JANUARY - 31 DECEMBER)
REGISTER NUMBER 6102/06/B/86/55
(AMOUNTS IN EUR)

ASSETS

	YEAR ENDED 2002 Cost	YEAR ENDED 2002 Accumulated Depreciation	YEAR ENDED 2002 Net Book Value	YEAR ENDED 2001 Cost	YEAR ENDED 2001 Accumulated Depreciation	YEAR ENDED 2001 Net Book Value
B. FORMATION EXPENSES						
4. Other formation expenses	187 364.04	141 929.98	45 434.06	166 385.37	114 896.50	51 488.87
C. FIXED ASSETS						
II. TANGIBLE ASSETS						
3. Buildings and technical works	166 975.67	166 975.67	0.00	166 975.67	166 975.67	0.00
5. Transportation equipment	3.46	3.45	0.01	3.46	0.00	3.46
6. Furniture and fixtures	794 877.22	627 013.77	167 863.45	725 380.15	517 236.70	208 143.45
Total Tangible Assets (CII)	961 856.35	793 992.89	167 863.46	892 359.28	684 212.37	208 146.91
III. FINANCIAL ASSETS						
2. Participating interest in other undertakings			8 000.00			8 000.00
7. Other long - term receivables			93 717.74			72 160.09
			101 717.74			80 160.09
Total Fixed Assets (CII + CIII)			269 581.20			288 307.00
D. CURRENT ASSETS						
II. DEBTORS						
3a. Cheques receivable			2 540.00			0.00
11. Sundry debtors			7 369 449.61			8 201 247.30
12. Accounts for handling of prepayments and credits			484.33			0.00
			7 372 573.94			8 201 247.30
III. INVESTMENTS						
1. Shares		3 298 323.50			1 429 981.28	
3. Other investments (Mutual Funds Units)		58 346 346.88			42 868 543.62	
		61 644 670.38			44 298 524.90	
Less: Provisions for devaluations	11 084 405.95	11 084 405.95	50 560 264.43	5 262 623.62	5 262 623.62	39 035 901.28
IV. CASH AT BANK AND IN HAND						
1. Cash in hand			4 292.53			150.94
3. Current and time deposits			11 085 633.62			13 056 641.67
			11 089 926.15			13 056 792.61
Total Current Assets (DII + DIII + DIV)			69 022 764.52			60 293 941.19
E. PREPAYMENTS AND ACCRUED INCOME						
1. Prepaid expenses			17 776.91			13 216.47
2. Accrued income			960.08			5 303.01
			18 736.99			18 519.48
GRAND TOTAL ASSETS (B+C+D+E)			69 358 516.77			60 652 258.54
MEMO ACCOUNTS - DEBIT						
1. Prepaid expenses			562.07			529.66
4. Other off - balance sheet items			8 276 353.81			0.00
			8 276 915.88			529.66

ΠΑΘΗΤΙΚΟ

	YEAR ENDED 2002			YEAR ENDED 2001		
A. CAPITAL AND RESERVES						
I. SHARE CAPITAL (200 000 shares of EUR 3.00)						
1. Paid - up capital			600 000.00			600 000.00
IV. RESERVES						
1. Legal reserve	200 000.00			200 000.00		
Less:						
Loss from valuation of participations and securities	-1 474 099.67	-1 274 099.67		0.00	200 000.00	
4. Extraordinary reserves		2 917 208.53			2 917 208.53	
5. Tax - free reserves under special laws		5 930 208.78			4 441 413.36	
		7 573 317.64			7 558 621.89	
V. RESULTS FOR THE YEAR						
Loss for the year		-4 138 993.13			0.00	
Total Capital and Reserves (AI + AIV + AV)		4 034 324.51			8 158 621.89	
B. PROVISIONS FOR LIABILITIES AND CHARGES						
1. Provisions for staff retirement benefits		534 426.83			447 913.70	
2. Other provisions		0.00			117 388.11	
		534 426.83			565 301.81	
C. LIABILITIES						
II. CURRENT LIABILITIES						
5. Taxes - duties		3 362 407.14			213 947.14	
6. Social security		96 922.05			88 949.71	
10. Dividends payable		0.00			1 280 000.00	
11. Sundry creditors		61 305 398.30			50 331 135.79	
Total Liabilities (CII)		64 764 727.49			51 914 032.64	
D. ACCRUALS AND DEFERRED INCOME						
1. Deferred income		968.44			259.17	
2. Accrued expenses		22 069.50			14 041.03	
		23 037.94			14 300.20	
GRAND TOTAL LIABILITIES (A+B+C+D)		69 356 516.77			60 652 258.54	
MEMO ACCOUNTS - CREDIT						
1. Beneficiaries of asset items		562.07			529.66	
4. Other off - balance sheet items		8 276 353.81			0.00	
		8 276 915.88			529.66	

NOTES:
1. The company is tax audited up to 1998 .For periods 1999.2000 tax adit is not complete.
2. The company has been audited for periods 1993 up to 16 2 2000 with reference to ex.KTIMATIKI AEDAK which was absorbed
3. Certain amounts of the corporate year 2001 have been reformed so as to be comperable with the correspondent amounts of the year 2002.

PROFIT AND LOSS ACCOUNT
AS AT 31 DECEMBER 2002 (1 JANUARY - 31 DECEMBER 2002)

	YEAR ENDED 2002			YEAR ENDED 2001		
I. OPERATING RESULTS						
Net turnover (sales)			17 155 131.78			28 066 804.93
Less: Cost of sales			16 999 218.71			24 092 011.25
Gross operating results (profit)			155 913.07			3 974 793.68
Πλέον: 1. Other operating income			84 323.96			28 710.87
Total			240 237.03			4 003 504.55
LESS: 1. Administrative expenses		1 576 066.75			834 838.65	
3. Distribution costs		527 794.73	2 103 861.48		1 227 839.79	2 062 678.44
Sub - total results (loss)			-1 863 624.45			1 940 826.11
ADD:						
2. Income from other investments		883 425.66			1 135 757.89	
3. Gains from sale of participating interests and other investments		2 583 802.20			2 916 087.66	
4. Credit interest and similar income		226 235.09			339 044.97	
Less:		3 693 462.95			4 390 890.52	
1. Value adjustments in respect of interests and other investments	5 953 354.56			1 813 056.24		
2. Expenses and losses from shares and participating interests	118 990.40			2 224.64		
3. Debited interest and related charges	526.56	6 072 871.52	-2 379 408.57	88.01	1 815 368.89	2 575 521.63
Total Operating Results (loss)			-4 243 033.02			4 516 347.74
II. ADD: EXTRAORDINARY RESULTS						
1. Extraordinary and non - operating income		3 036.30			8 891.42	
2. Extraordinary gain		0.00			939.09	
3. Prior year's income		444 856.53			0.00	
4. Income from prior year's provisions		137 087.12			66 500.44	
		584 979.95			74 330.95	
Less						
1. Extraordinary and non - operating expenses	230.04			32 503.83		
3. Prior year's expenses	64 278.57	64 508.61	520 471.34	32 507.67	65 011.50	9 319.45
Operating and extraordinary results (loss)			-3 722 561.68			4 525 667.19
LESS:						
Total value adjustments of fixed assets		136 814.00			131 108.06	
Less: Amount charged to the operating cost		136 814.00	0.00		131 108.06	0.00
NET RESULTS (LOSS) FOR THE YEAR (before taxes)			-3 722 561.68			4 525 667.19

APPROPRIATION ACCOUNT

	YEAR ENDED 2002			YEAR ENDED 2001		
Net result (loss) for the year			-3 722 561.68			4 525 667.19
Less (on period profit) / Add (on period loss):						
Profit on sale of participations and securities brought forward to the Elimination Table.		0.00			299 485.87	
Surplus (Article 14 L.2954/2002)		2 187 008.54			0.00	
Less (for transfer of sums to the Elimination Table)						
Devaluation provisions of participations and securities	2 172 312.79	2 172 312.79	14 695.75	0.00	0.00	299 485.87
Balance of net result for the period			-3 737 257.43			4 226 181.32
Balance of net result for the period (losses)			-3 737 257.43			4 226 181.32
Less: Prior year's tax differences			417 490.89			0.00
Add: Prior year's income tax differences			15 755.19			0.00
Total			-4 138 993.13			4 226 181.32
Less: 1. Income tax			0.00			1 383 517.68
Losses carried forward			-4 138 993.13			0.00
Profit for appropriation			0.00			2 842 663.64
Appropriated as under:						
1. Legal reserve						3 862.06
2. Interim dividend						988 637.96
3. Final dividend:						
- Taken from period profit						291 362.02
5. Special and extraordinary reserves						15 206.49
6. Tax - free reserves:						
- Reserves under Law 2238/94 (article 110)						151 832.26
6a. Tax - free reserves for tax exempted income						1 391 762.83
						2 842 663.64

TABLE OF ELIMINATION OF RESERVES AND PROFITS FROM SALE OF PARTICIPATIONS AND SECURITIES WITH LOSSES FROM SALE OR DEVALUATION ACCORDING TO TAX LAWS IN FORCE

	YEAR ENDED 2002		YEAR ENDED 2001	
Profits from sale of participations and securities		2 187 008.54		299 485.87
Balance carried to tax exempted reserves of Article 14 L.2954/2002		2 187 008.54		0.00
Balance carried to tax exempted reserves of Article 38 L.2238/1994		0.00		299 485.87
Balance of losses from revaluation of participation and securities		2 172 312.79		0.00
Less:				
Tax exempt reserves from profit from sale of participations and securities (Reserve of Article 38 L.2238/1994)	698 213.12	698 213.12	0.00	0.00
Balance of non covered losses carried to subaccount of legal reserve (41 02) for future elimination		1 474 099.67		0.00

Athens, 10 February 2003

PRESIDENT OF THE BOARD OF DIRECTORS	AUTHORISED MEMBER OF THE BOARD OF DICECTORS AND A' VICE PRESIDENT	GENERAL MANAGER	FINANCIAL DIRECTOR
NIKOLAOS A. BERTSOS	APOSTOLOS ST. TAMVAKAKIS	GEORGE K. PAPOUTSIS	STELIOS V. SAVAIDIS
ID No. P 070963	ID No P 704891	ID No T 006458	ID No S 24877
			A.M.A. 0000649

AUDITOR'S REPORT
To the shareholders of "DIETHNIKI S.A." MUTUAL FUND MANAGEMENT COMPANY

We have audited the above financial statements and the related Appendix thereto of the Societe Anonyme ""DIETHNIKI S.A." MUTUAL FUND MANAGEMENT COMPANY for the year ended 31 December 2002. Our audit, which considered the results of operations of all branches of the Company, was conducted in accordance with the provisions of article 37 of Law 2190/1920 governing societe anonymes and the auditing procedures, which we considered necessary, based on the auditing principles followed by the Institute of Certified Auditors Accountants in Greece. The books and records maintained by the Company were made available to us and we were provided with all the necessary information and other explanations that we requested for our audit. The Company has complied with the provisions of the Greek Chart of Accounts. The accounting policies of the Company are consistent with those of the previous year. We have agreed the contents of the Directors' Report to the Annual General Meeting of the Shareholders with the underlying financial statements. The Appendix includes all the information required by par. 1 of art. 43a of L. 2190/1920. The following derive from our audit: The Company is subject to an audit by the tax authorities for the years 1999 and 2000. The audit was not finalized on the date we issued our report hence its tax liabilities for the above-mentioned periods and the following years have not been finalized yet. In our opinion, except for the matter referred to in the preceding paragraph, the above financial statements derive from the books and records of the Company and present, together with the appendix, the financial structure and position of the company at 31 December 2002 and results of its operations for the year then ended, in accordance with the provisions of the prevailing legislation and the accounting principles which are generally accepted in Greece and do not differ from those applied in the previous year.

Athens, 11 February 2003
THE CERTIFIED PUBLIC ACOUNTANT - AUDITOR

SOFIA AL. KONSTANTINOU
Reg. No ICPAG 16211
Deloitte & Touche A.E

E.A.E.D.O. (ETHNOKARTA)

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2002

31st ACCOUNTING YEAR (1 JANUARY - 31 DECEMBER 2002) REGISTRATION: ATHENS - REG. No 6752/01NT/B/86/394

(AMOUNTS IN EUR)

ASSETS

	YEAR ENDED 2002			YEAR ENDED 2001		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
B. ESTABLISMENT EXPENSES						
4. Other establishment expenses	12 695 568.40	2 529 783.33	10 165 785.07	5 902 674.15	1 417 568.99	4 485 105.16
C. FIXED ASSETSΠΑΓΙΟ ΕΝΕΡΓΗΤΙΚΟ						
II. Tangible fixed assets						
3. Buildings & installations on leasehold premises	2 973 037.01	700 889.30	2 272 147.71	1 805 912.59	268 364.54	1 537 548.05
5. Vehicles	28 833.90	20 921.58	7 912.32	28 833.90	18 957.96	9 875.94
6. Furniture and fixtures	33 214 067.35	18 418 748.66	14 795 318.69	25 722 294.24	12 625 786.15	13 096 508.09
Total Tangible Assets (CII)	36 215 938.26	19 140 559.54	17 075 378.72	27 557 040.73	12 913 108.65	14 643 932.08
III. Long - term receivables						
7. Other long - term receivables			1 476 774.10			1 418 420.50
			1 476 774.10			1 418 420.50
Total Fixed Assets (CII+CIII)			18 552 152.82			16 062 352.58
D. CURRENT ASSETS						
I. Inventories						
1. Merchandise			95 637.12			43 446.17
			95 637.12			43 446.17
II. Receivables						
1. Trade receivables		1 420 283.90			2 125 473.57	
Less: Reserve for doubtful debts		497 784.35	922 499.55		743 520.14	1 381 953.43
3. Bills in delay			106 933.56			106 933.56
3a. Post - dated cheques receivable			125 400.95			141 848.52
3b. Cheques in delay			35 379.31			35 379.31
9. Long term claims receivable in next period			218 698.75			213 321.50
10. Doubtful debtors			177 594.32			180 387.64
11. Other debtors			1 931 712.41			1 801 937.42
12. Sundry advances			44 516.53			21 132.24
			3 562 737.38			3 882 893.62
III. Securities						
1. Equity shares			116 958.18			116 958.18
			116 958.18			116 958.18
IV. Cash and cash equivalents						
1. Cash in hand			5 719.09			11 395.51
3. Bank deposits - at sight and term			2 664 523.32			911 842.84
			2 670 242.41			923 238.35
Total Current Assets (DI+DII+DIII+DIV)			6 445 575.09			4 966 536.32
E. PREPAYMENTS AND ACCRUED INCOME						
1. Prepaid expenses			28 034.79			656.93
			28 034.79			656.93
GRAND TOTAL ASSETS (B+C+D+E)			35 191 547.77			25 514 850.99
OFF - BALANCE SHEET (MEMO) ACCOUNTS - DEBIT						
1. Third parties' assets			1 740.58			1 740.06
2. Guarantee accounts - debit			1 890 623.81			1 809 332.55
4. Other off - balance sheet items			186 507 009.09			122 857 787.45
			188 399 373.48			124 668 860.06

LIABILITIES

	YEAR ENDED 2002	YEAR ENDED 2001
A. SHAREHOLDERS' EQUITY		
I. Share Capital		
(6.622.940 shares at EUR 3 each)		
1. Paid - up capital	19 868 820.00	8 130 000.00
	19 868 820.00	8 130 000.00
III. Revaluation reserves		
1. Reserve for bonus shares	56 837.68	56 837.68
IV. Reserves		
1. Statutory reserve	826 796.80	826 796.80
4. Extraordinary reserves	441 232.99	441 232.99
5. Tax - free reserves	1 706 369.62	1 706 369.62
	2 974 399.41	2 974 399.41
V. Retained Earnings		
Loss for the year brought forward	-4 455 275.75	-845 195.74
Loss for the year brought forward	-845 195.74	0.00
	-5 300 471.49	-845 195.74
Total Shareholders' Equity (AI+AIII+AIV+AV)	17 599 585.60	10 316 041.35
B. RESERVES FOR RISKS AND CHARGES		
1. Reserve for staff retirement indemnities	78 542.00	293 585.17
2. Other provisions	117 388.11	117 388.11
	195 930.11	410 973.28
C. LIABILITIES		
II. Sort - term liabilities	11 437 653.84	10 541 828.42
1. Suppliers		
3. Overdrafts	3 064 765.35	0.00
4. Customer advances	288 220.42	247 811.18
5. Taxes and duties payable	839 758.06	2 634 598.26
6. Due to Social security funds	572 799.27	598 505.17
8. Due to affiliated companies	296 698.45	296 698.45
11. Sundry creditors	115 550.49	83 421.56
Total Liabilities (CII)	16 615 445.88	14 402 863.14
D. ACCRUED EXPENSES AND DEFERRED INCOME		
2. Accrued expenses	780 586.18	384 973.22
	780 586.18	384 973.22
GRAND TOTAL LIABILITIES (A+B+C+D)	35 191 547.77	25 514 850.99
OFF - BALANCE SHEET (MEMO) ACCOUNTS - CREDIT		
1. Third parties' assets	1 740.58	1 740.06
2. Guarantee accounts - credit	1 890 623.81	1 809 332.55
4. Other off - balance sheet items	186 507 009.09	122 857 787.45
	188 399 373.48	124 668 860.06

NOTE: Certain amounts of the corporate year 2001 have been reformed so as to be comparable with the correspondent amounts of the year 2002

PROFIT AND LOSS ACCOUNT
AS AT 31 DECEMBER 2002 (1 JANUARY - 31 DECEMBER 2002)

	YEAR ENDED 2002			YEAR ENDED 2001		
I. Operating results						
Turnover			54 519 786.49			50 107 095.31
Less: Cost of services rended			31 545 051.18			26 277 402.92
Gross operating results			22 974 735.31			23 829 692.39
Add: 1. Other operating income			838 248.49			942 118.03
Total			*23 812 983.80*			*24 771 810.42*
Less: 1. General and administrative expenses		15 819 321.63			13 185 180.94	
3. Selling and distribution expenses		12 575 187.41	28 394 509.04		10 104 961.19	23 290 142.13
Operating results			-4 581 525.24			1 481 668.29
Add (or Less): 2. Income from securities		3 949.00			3 898.17	
4. Interest and related income		72 499.12			91 325.11	
		76 448.12			95 223.28	
Less:						
3. Interest and other related expenses	107 918.30	107 918.30	-31 470.18	0.00	0.00	95 223.28
Total operating results			-4 512 995.42			1 576 891.57
II. Add: Extraordinary income						
1. Extraordinary and non operating income		12 427.32			425 782.59	
2. Extraordinary gain		349.05			1 075.28	
3. Prior year expenses		122 588.56			26 384.39	
4. Provisions for extraordinary results		539 320.96			338 806.25	
		674 685.89			792 048.51	
Less: 1. Extraordinary expenses	67 259.75			32 774.22		
3. Prior year expenses	449 706.47			464 957.69		
4. Provisions for extraordinary results	0.00	516 966.22	157 719.67	117 388.13	615 120.04	176 928.47
Operating and extraordinary results (Profits or Losses)			-4 455 275.75			1 753 820.04
Less: Depreciation for the year		7 339 810.86			3 970 843.11	
Less: Depreciation charged to operating results		7 339 810.86	0.00		3 970 843.11	0.00
NET INCOME (PROFTI OR LOSSES) FOR THE YEAR (before tax)			-4 455 275.75			1 753 820.04

APPROPRIATION STATEMENTS

	YEAR ENDED 2002	YEAR ENDED 2001
Net income (Profit or Losses) for the year	-4 455 275.75	1 753 820.04
Add: Prior year undistributed profits or losses	-845 195.74	1 612 410.70
Less: Prior year taxes	0.00	2 918 935.34
Total	*-5 300 471.49*	*447 295.40*
Less: 1. Income tax for the year	0.00	1 292 491.14
Profit available for distribution or losses carried forward	-5 300 471.49	-845 195.74

ATHENS, 27 JANUARY 2003

THE CHAIRMAN OF THE BOARD OF DIRECTORS	A' VICE PRESIDENT OF THE BOARD OF DIRECTORS	THE FINANCIAL MANAGEF	THE FINANCIAL ACCOUNTANT
APOSTOLS TAMVAKAKIS	GEORGE ARONIS	GEORGE BOURNIAS	NIKOLAOS TSIRIKOS
ID No P 704691	ID No P 024280	ID No N 017409	ID No X 050551

AUDITOR'S REPORT

To the Shareholders of NATIONAL MANAGEMENT AND ORGANISATION COMPANY S.A. "E.A.E.D.O." (ETHNOKARTA)

We have audited the above financial statements and the related Appendix thereto of the Societe Anonyme "NATIONAL MANAGEMENT AND ORGANISATION COMPANY S.A." for the year ended 31 December 2002. Our audit, which considered the results of operations of all branches of the Company, was conducted in accordance with the provisions of article 37 of Law 2190/1920 governing societe anonymes, and the auditing procedures, which we considered necessary, based on the auditing principles followed by the Institute of Certified Auditors Accountants in Greece. The books and records maintained by the Company were made available to us and we were provided with all the necessary information and other explanations that we requested for our audit. The Company has complied with the provisions of the Greek Chart of Accounts. The accounting policies of the Company are consistent with those of the previous year. We have agreed the contents of the Directors' Report to the Annual General Meeting of the Shareholders with the underlying financial statements. The Appendix includes all the information required by par. 1 of art. 43a of L. 2190/1920. The following derive from our audit: The Company relying on opinion 205/1988 of the Legal Council of the State, made provision for retirement indemnity of € 78,5 thousands approximately which was the indemnity for those of the employees who had reached the retirement criteria only. This amount is lower than the minimum amount stipulated by the provisions of par. 14 article 42e of L. 2190/1920 by € 6,009 thousands approximately. If the Company had complied with the said provisions it would have charged its profit and loss account for the year ended 31 December 2002 with € 1,735 thousands approximately and its profits for the previous years would have been charged with additional € 4,274 thousands approximately. In our opinion, except for the matters referred to in the preceding paragraph, the above financial statements derive from the books and records of the Company and present, together with the appendix, the financial structure and position of the company at 31 December 2002 and results of its operations for the year then ended, in accordance with the provisions of the prevailing legislation and the accounting principles which are generally accepted in Greece and do not differ from those applied in the previous year.

Athens, 31 January 2003
Certified Public Accountant

Nikolaos K. Sofianos
Reg. No ICPAG 12231
Deloitte & Touche S.A.

ETHNIKI LEASING S.A.

REGISTRATION NUMBER 22981/01/B/90/597

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2002

(Amounts in EUR)

ASSETS

	31 DECEMBER, 2002 Cost	31 DECEMBER, 2002 Accumulated Depreciation	31 DECEMBER, 2002 Net Book Value	31 DECEMBER, 2001 Cost	31 DECEMBER, 2001 Accumulated Depreciation	31 DECEMBER, 2001 Net Book Value
B. PREOPERATING EXPENSES						
2. Capitalized foreign exchange losses related to acquisition of assets	0.00	0.00	0.00	3 071 093.58	3 071 093.58	0.00
4. Capitalized costs	489 988.24	422 891.56	67 096.68	481 714.88	378 484.93	103 229.95
4a. Acquisition costs related to leased land & buildings	4 880 576.28	1 070 499.29	3 810 076.99	3 724 228.00	674 858.42	3 049 369.58
4b. Other capitalized costs related to leased land and buildings	624 759.15	295 093.65	329 665.50	586 454.56	218 084.07	368 370.49
	5 995 323.67	1 788 484.50	4 206 839.17	7 863 491.02	4 342 521.01	3 520 970.01
C. FIXED ASSETS						
II. Tangible fixed assets						
1a. Leased land	9 431 949.38	0.00	9 431 949.38	7 207 981.35	0.00	7 207 981.35
3. Buildings & installations	262 559.71	262 559.53	0.18	262 559.72	262 394.76	164.96
3a. Leased Buildings & installations	23 130 746.74	3 718 087.05	19 412 659.69	16 757 437.88	2 085 926.01	14 671 511.87
3b. Leased Buildings & installations in course of construction	2 381 063.44	468 744.62	1 912 318.82	932 004.22	157 107.54	774 896.68
4a. Leased machinery and equipment	119 062 121.91	47 323 913.90	71 738 208.01	95 741 683.47	38 490 785.16	57 250 898.31
5. Vehicles	59 068.90	50 154.22	8 914.68	91 976.91	77 976.51	14 000.40
5a. Leased vehicles	33 319 228.84	11 533 500.49	21 785 728.35	26 484 030.75	11 605 255.21	14 878 775.54
6. Furniture and fixtures	247 476.44	223 039.27	24 437.17	267 571.67	245 151.89	22 419.78
6a. Leased furniture and fixtures	29 256 641.95	11 810 752.97	17 445 888.98	23 823 931.60	8 983 661.23	14 840 270.36
7. Fixed assets under construction and advances	*24 397 716.54*	*0.00*	*24 397 716.54*	*993 531.17*	*0.00*	*993 531.17*
Total Tangible Assets	241 548 573.85	75 390 752.05	166 157 821.80	172 562 708.74	61 908 258.31	110 654 450.43
III. Long-term receivables						
7. Other long-term receivables			18 820.51			17 338.96
			18 820.51			17 338.96
Total Fixed Assets (CII+CIII)			166 176 642.31			110 671 789.39
D. CURRENT ASSETS						
II. Receivables						
1. Trade receivables			1 217 822.27			1 927 501.97
3a. Post-dated cheques receivable			826 226.60			360 002.73
10. Doubtful debts		856 218.19			1 745 834.59	
Less: Provision art. 6 par. 8 L. 1665/86		-856 218.19	0.00		-1 745 834.59	0.00
11. Other debtors			588 262.01			675 300.90
12. Various advances			1 175.47			2 130.86
			2 633 486.35			2 964 936.45
IV. Cash and cash equivalents						
1. Cash			1 936.45			7 476.82
3. Current accounts and time deposits			734 306.43			534 604.51
			736 242.88			542 081.32
Total current assets (DII+DIV)			3 369 729.23			3 507 017.78
E. PREPAYMENTS AND ACCRUED INCOME						
1. Prepaid expenses			4 385.58			4 181.42
			4 385.58			4 181.42
TOTAL ASSETS (B+C+D+E)			173 757 596.29			117 703 958.60
OFF-BALANCE SHEET ITEMS						
2. Guarantees and other collateral			17 366 037.11			11 698 620.19
4. Other off-balance sheet items			5 468 198.29			6 908 786.44
			22 834 235.40			18 607 406.64

LIABILITIES AND SHAREHOLDERS' EQUITY

	31 DECEMBER, 2002	31 DECEMBER, 2001
A. SHAREHOLDERS' EQUITY		
I. Share Capital		
(900,000 shares of Euro 29,35 each)		
1. Paid-in	26 415 000.00	26 415 000.00
	26 415 000.00	26 415 000.00
IV. Reserves		
1. Legal reserve	427 058.20	427 058.20
4. Extraordinary reserves	4 476 015.64	4 476 015.64
5. Tax free reserves	463 810.68	463 810.68
	5 366 884.52	5 366 884.52
V. Retained Earnings		
Accumulated deficit carried forward	-867 171.65	-2 925 814.62
	-867 171.65	-2 925 814.62
Total shareholders' equity (AI+AIV+AV)	30 914 712.87	28 856 069.90
B. PROVISIONS		
1. Provision for staff retirement indemnities	*75 358.34*	*66 182.44*
2 Other provisions	2 474 939.16	1 142 774.94
	2 550 297.50	1 208 957.38
C. LIABILITIES		
I. Long-term Liabilities		
2. Bank loans	50 770 359.51	50 770 359.51
	50 770 359.51	50 770 359.51
II. Short-term liabilities		
1. Suppliers	9 758 394.97	3 820 987.59
3. Bank overdrafts	72 777 445.48	26 437 590.59
4. Customer advances	277 590.50	163 975.09
5. Taxes and duties payable	271 451.67	77 355.11
6. Due to social security funds	35 593.44	32 146.77
11. Other creditors	175 403.09	169 326.35
	83 295 879.15	30 701 381.49
Total Liabilities (CI+CII)	134 066 238.66	81 471 740.99
D. ACCRUED EXPENSES AND DEFERRED INCOME		
1. Deferred income	4 102 629.63	4 004 880.13
2. Accrued expenses	2 123 717.63	2 162 310.20
	6 226 347.26	6 167 190.33
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (A+B+C+D)	173 757 596.29	117 703 958.60
OFF-BALANCE SHEET ITEMS		
	17 366 037.11	11 698 620.19
2. Guarantees and other collateral	5 468 198.29	6 908 786.44
4. Other off-balance sheet items	22 834 235.40	18 607 406.64

STATEMENT OF INCOME FOR THE YEAR ENDED 31 DECEMBER 2002

	31 DECEMBER, 2002			31 DECEMBER, 2001		
I. OPERATING RESULTS						
Revenue			47 122 992.42			42 228 845.47
Less: Cost of sales			37 867 239.04			32 980 039.66
Gross operating results			9 255 753.38			9 248 805.81
Plus: Other operating revenue			341 539.67			210 948.03
Total			9 597 293.05			9 459 753.83
Less: 1. General and Administrative Expenses		1 445 017.12			1 309 901.06	
3. Distribution expenses		239 804.92	1 684 822.04		215 450.12	1 525 351.18
Operating Results			7 912 471.01			7 934 402.66
Plus: 4. Interest and other related income		1 005 460.64			482 523.62	
Less: 3. Interest and other related expenses		5 434 552.63	-4 429 091.99		4 355 497.55	-3 872 973.93
Total Operating Results			3 483 379.02			4 061 428.73
II. Less: EXTRAORDINARY RESULTS						
1. Extraordinary and non operating income		48 589.81			92 935.07	
2. Extraordinary gains		*1 262.29*			*1 242.01*	
3. Prior years' income		30 936.83			99 160.55	
		80 788.93			193 337.62	
Less:						
1. Extraordinary and non operating expenses	57 986.35			507 489.52		
3. Prior years' expenses	19 789.32			145 575.53		
4. Provision for extraordinary contigencies	1 210 103.00	1 287 878.67	-1 207 089.74	440 205.43	1 093 270.48	-899 932.86
Operating and Extraordinary Results (Profits)			2 276 289.28			3 161 495.88
Less: Depreciation charge for the year		38 438 802.54			32 990 006.36	
Depreciation charged to operating results		-38 438 802.54	0.00		-32 990 006.36	0.00
NET INCOME FOR THE YEAR, BEFORE INCOME TAX			2 276 289.28			3 161 495.88

STATEMENTS OF PROFIT APPROPRIATION FOR THE YEAR ENDED 31 DECEMBER 2002

	31 DECEMBER, 2002	31 DECEMBER, 2001
Net income for the year, before income tax	2 276 289	3 161 496
Less:		
Accumulated deficit brought forward	-2 925 814	-6 087 310
Prior years tax audit adjustment	-202 697	0
Other taxes	-14 949	0
Accumulated deficit carried forward	-867 171	-2 925 814

Athens, 31 January 2003

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR
ANDREAS S. VRANAS	*DIMITRIOS G. PINIS*
ID No M 070166	ID No N 124610
THE GENERAL MANAGER	THE CHIEF FINANCIAL OFFICER
TILEMAHOS A. PALEOLOGOS	NIKOLAOS D. DIMITROPOULOS
ID No M 245130	ID No N 204741

AUDITOR'S REPORT
To the Shareholders of Ethniki Leasing S.A.

We have audited the above Financial Statements and related notes thereto of Ethniki Leasing S.A. for the year ended 31 December 2002. Our audit was conducted in accordance with the provisions of Article 37 of Codified Law 2190/1920 "For Societes Anonymes" and the auditing procedures we considered necessary, in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants and Auditors. The books and records of the Company were made available to us and we were provided with all necessary information and clarifications, which we requested. The Company correctly applied the Greek Chart of Accounts.
There was no change in the accounting policies as compared to those of the previous period. The cost of sales, which derives from the accounting records, was determined in accordance with generally accepted costing principles. We agreed the contents of the Board of Directors Report to the General Assembly of the Shareholders with the underlying Financial Statements. The notes to the Financial Statements include the information required by paragraph 1 or Article 43a of Codified Law 2190/1920. From the above audit it was noted that the Company has not been audited by the tax authorities for the years 2001 and 2002 and therefore its tax position has not been finalised.
In our opinion the above Financial Statements and notes thereto, which derive from the Company's books and records present, together with the notes to the Financial Statements, after taking into consideration the aforementioned matter, the asset structure and financial position of the Company as at 31 December 2002 and the results of its operations for the year then ended, in accordance with the prevailing legislation and the accounting principles, which are generally accepted in Greece and are consistent with those applied in the previous year.

Athens, 31 January 2003
The Certified Public Accountant-Auditor

Emmanuel A. Pelidis
Reg. No (ICPA(GR)): 12021
Deloitte & Touche S.A.

NATIONAL

MUTUAL FUND MANAGEMENT S.A.

REG. No 29698/06/B/93/012

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2002 - 9th ACCOUNTING YEAR (1 JANUARY - 31 JANUARY 2002)

(Amounts in EUR)

ASSETS

		31.12.2002	31.12.2001
D.	**CURRENT ASSETS**		
II.	***Debtors***		
	11. Sundry debtors	78 921.75	80 893.59
IV.	***Cash at bank and in hand***		
	1. Cash in hand	22.55	22.55
	3. Current and term deposits	1 121 892.19	1 108 877.34
		1 121 914.74	1 108 899.89
	Total Current Assets (DII+DIV)	1 200 836.49	1 189 793.48
	TOTAL ASSETS (D)	1 200 836.49	1 189 793.48

Note: The Company did not operate in the current year.

LIABILITIES

		31.12.2002	31.12.2001
A.	**SHAREHOLDERS EQUITY**		
I.	***Share Capital***		
	(400.000 shares of par value EUR 2,93)		
	1. Paid-up	1 172 000.00	1 173 881.14
IV.	***Other Reserves***		
	1. Legal reserve	1 182.42	842.67
	4. Special reserves	1 881.14	
		3 063.56	842.67
V.	***Results for the year***		
	Profit for the year	18 729.45	14 904.96
	Loss for the year		-3 237.37
		18 729.45	11 667.59
	Total Shareholders' Equity (AI+AIV+AV)	1 193 793.01	1 186 391.40
C.	**LIABILITIES**		
II.	***Current Liabilities***		
	5. Taxes and duties payable	3 351.44	149.67
	11. Sundry creditors	3 692.04	3 252.41
		7 043.48	3 402.08
	TOTAL LIABILITIES (A+C)	1 200 836.49	1 189 793.48

PROFIT AND LOSS ACCOUNT

(01.01.2002 - 31.12.2002)

		31.12.2002		31.12.2001	
I.	**Turnover**				
	Income from Mutual Fund Management				
	Less: 1. Administrative expenses		15 155.07		14 165.69
	Operation Income before investing & financial activities		-15 155.07		-14 165.69
	Add: 4. Interest Income and similar income		25 608.78		38 548.28
	Total operating income		10 453.71		24 382.59
	NET INCOME FOR THE YEAR (before tax)		10 453.71		24 382.59

APPROPRIATION STATEMENT

	31.12.2002	31.12.2001
Net income (profit - loss) for the year	10 453.71	24 382.58
Less: Prior year profit and loss brought forward	-3 237.37	-27 619.95
Profits for appropriation	7 216.34	-3 237.37
LESS:		
1. Income tax	3 052.10	
Profits for appropriation	4 164.24	-3 237.37
Appropriated to:		
1. Statutory reserve	339.75	
8. Retained earnings	3 824.49	
	4 164.24	

Athens 30 January 2003

THE CHAIRMAN OF THE BOARD OF DIRECTORS
AND MANAGING DIRECTOR

NIKOLAOS BERTSOS
ID No. P 070963

A MEMBER OF THE BOARD

GEORGIOS KONTOMARIS
ID No. Θ 791944

THE FINANCIAL ACCOUNTANT

NIKOLAOS FAKIDARIS
ID No. R 652170

AUDITORS' REPORT

To the Shareholders of NATIONAL MUTUAL FUND MANAGEMENT S.A.

We have audited the above financial statements and the related Appendix of the Societe Anonyme "NATIONAL MUTUAL FUND MANAGEMENT S.A." for the year ended 31 December 2002. Our audit, was conducted in accordance with the provisions of article 37 of Law 2190/1920 governing societe anonymes, the provisions of Law 1969/1991 governing "Investment Portfolio companies, Mutual Funds etc." and the auditing procedures which we considered necessary based on the auditing principles followed by the Institute of Certified Auditors Accountants in Greece. The books and records maintained by the Company were made available to us and we were provided with all the necessary information and other explanations that we requested for our audit. The Company has complied with the provisions of the Greek Chart of Account. The accounting policies of the Company are consistent with those of the previous years. We have agreed the contents of the Directors' Report to the Annual General Meeting of the Shareholders with the underlying financial statements. The Appendix includes all the information required by paragraph 1 of article 43a of Law 2190/1920. In our opinion, the above financial statements derive from the books and records of the Company and present, together with the Appendix the financial structure and position of the Company at 31 December 2002 and results of its operations for the year then ended, in accordance with the provisions of the prevailing legislation and the accounting principles which are generally accepted in Greece and do not differ from those applied in the previous year.

Athens 31 January 2003
Certified Public Accountans Auditros

INTERNATIONAL AUDITING S.A.
Certified Public Accountans Auditors
RANNELL KERR FORSTER
International Limited

IOANNIS MANDRIDIS
Reg. No. ICPAG 11291

ANASTASIOS KAVELLARIS
Reg. No. ICPAG 10721

NBG VENTURE CAPITAL
BALANCE SHEET AS AT 31 DECEMBER 2002
4th FINANCIAL YEAR (1 JANUARY - 31 DECEMBER 2002)
(District Prefecture Reg. No. 44736/01/B/99/703)

ASSETS	YEAR ENDED 2002 EURO			YEAR ENDED 2001 (EURO)		
	Acquisition Cost	Depreciation	Net book value	Acquisition Cost	Depreciation	Net book value
B. FIRST ESTABLISHMENT EXPENSES						
1. Formation and establishment expenses	5 593.73	4 474.98	1 118.75	5 593.73	3 356.23	2 237.50
4. Other formation epxenses	20 893.31	6 590.85	14 302.46	7 549.62	4 126.25	3 423.37
	26 487.04	11 065.83	15 421.21	13 143.35	7 482.48	5 660.87
C. FIXED ASSETS						
II. TANCIBLE ASSETS						
3. Buildings and technical works	13 599.30	5 711.06	7 888.24			
6. Furniture & other equipment	119 676.17	60 644.07	59 032.10	94 059.64	33 157.11	60 902.53
Total Fixed Assets (CII)	133 275.47	66 355.13	66 920.34	94 059.64	33 157.11	60 902.53
III. Investment & other long-term assets						
7. Other long-term assets			24 158.57			23 450.51
Total fixed assets (CII + CIII)			91 078.91			84 353.04
D. CURRENT ASSETS						
II. RECEIVABLES						
1. Customers		54 567.53				353 283.29
Less: provisions		(12 406.00)	42 161.53			
11. Sundry debtors			109 794.75			115 505.62
			151 956.28			468 788.91
III. SECURITIES						
1. Shares			2.93			
IV. CASH AND BANKS						
1. Cash			1 971.51			
3. Savings and time accounts			1 549 094.22			646 039.56
			1 551 065.73			646 039.56
Total current assets (DII+DIII+DIV)			1 703 024.94			1 114 828.47
E. PROVISIONAL ASSET ACCOUNTS						
1. Expense prepayments			11 522.38			834.11
TOTAL ASSETS (B+C+D+E)			**1 821 047.44**			**1 205 676.49**
DEBIT MEMO ACCOUNTS						
1. Nonowned assets			13 203.05			
			13 203.05			

LIABILITIES	YEAR ENDED 2002 (EURO)	YEAR ENDED 2001 (EURO)
A. CAPITAL AND RESERVES		
I. Share Capital		
(100.000 registered shares of 2.93 each)		
1. Fully paid-in	293 000.00	293 470.29
	293 000.00	293 470.29
IV. RESERVES		
1. Ordinary reserves	39 435.57	26 462.46
3. Special Reserve	470.29	
5. Specially tax reserves	41 989.79	37 041.46
	81 895.65	63 503.92
V. RETAINED EARNINGS		
Profit for the year carried forward	669 392.82	467 109.98
VI. AMOUNTS INTENDED TO INCREASE CAPITAL		
1. Shareholder account	2.93	2.93
	2.93	2.93
Total Capital & Reserves (AI+AIV+AV+AVI)	1 044 291.40	824 087.12
B. PROVISIONS FOR DOUBTFUL DEBTS AND EXPENSES		
1. Provision for staff indemnity due upon retirement	39 040.66	24 238.23
2. Other provisions	7 385.46	
Total provisions	46 426.12	24 238.23
C. LIABILITES		
II. SHORT-TERM LIABILITIES		
2α. Post dated cheques		4 539.57
5. Taxes and duties payable	281 961.93	297 991.38
6. Social security contributions	34 249.23	20 961.83
8. Liabilities to related parties	362 705.77	2 885.95
11. Other creditors	32 078.91	21 347.63
Total (CII)	710 995.84	347 726.36
D. PROVISIONAL LIABILITY ACCOUNTS		
2. Accrued expenses	19 334.08	9 624.78
	19 334.08	9 624.78
TOTAL LIABILITIES (A+B+C+D)	**1 821 047.44**	**1 205 676.49**
CREDIT MEMO ACCOUNTS		
1. Beneficiaries of nonowned assets	13 203.05	
	13 203.05	

PROFIT AND LOSS ACCOUNT AS AT 31 DECEMBER 2002
(1 JANUARY 2002 -31 DECEMBER 2002)

	YEAR ENDED 2002 (EURO)		YEAR ENDED 2001 (EURO)	
I. Operating results				
Sales turnover (services)		2 481 182.86		1 647 573.93
Less: Cost of sales		(1 802 013.07)		(1 012 448.64)
Gross operating income		679 169.79		635 125.29
Plus: 1. Other operating income		2 246.90		14 961.58
Total:		681 416.69		650 086.87
Less: 1. Administration expenses	(289 131.83)		(221 199.22)	
3. Distribution costs	(30 757.68)	(319 889.51)	(5 962.66)	(227 161.88)
Partial Operating Profit		361 527.18		422 924.99
Plus: 2. Income from securities			308.65	
4. Interest and other related Income	5 515.54		6 547.23	
Less: 3. Interest and other related expenses	(1 434.42)	4 081.12	(689.53)	6 166.35
Total operating Profit		365 608.30		429 091.34
II. PLUS/(LESS): EXTRAORDINARY RESULTS				
Plus: 1. Other extraordinary income	45 013.13		39 451.74	
4. Income from use operating provisions of previous period	-		5 468.53	
Less: 1. Extraordinary and non-operating expenses	(906.84)		(747.26)	
3. Previous period expenses	1 863.90		(3 499.80)	
4. Provision for doubtful receivables	(12 406.00)	33 564.19	0.00	40 673.21
Operating and Extraordinary Profit for the year		399 172.49		469 764.55
Plus: Total depreciation on fixed assets	36 781.38		23 901.79	
Less: of them inocporated in operating result	(36 781.38)	-	(23 901.79)	-
NET OPERATION PROFIT FOR THE YEAR		399 172.49		469 764.55

STATEMENT OF PROFIT DISTRIBUTION

	YEAR ENDED 2002 (EURO)	YEAR ENDED 2001 (EURO)
Net operating profit for the year	399 172.49	469 764.55
Profit carried forward	467 109.98	199 917.56
Total	866 282.47	669 682.11
Less: Income tax	(178 968.21)	(181 178.70)
Profits to be distributed	687 314.26	488 503.41
The distribution of profits is as follows:		
1. Ordinary reserve	12 973.11	14 680.14
6a. Tax free reserves		308.65
6b. Reserves from specially taxed income		564.40
6c. Tax free reserves of art.4 L.328/74 N. 328/74	4 948.33	5 840.24
Profits carried forward	669 392.82	467 109.98
	687 314.26	488 194.76

ATHENS , 13 JANUARY 2003

THE CHAIRMAN OF THE BOARD — THE MANAGING DIRECTOR — THE CHIEF ACCOUNTANT

PAVLOS-CONSTANTINOS STELLAKIS
PASSPORT No 007190219/92

KYRIAKOS MITSOTAKIS
ID No: M 154735/64

GEORGE ANTONIOU
LICENCE No: 16327 CLASS A' -VAT 043361732

AUDITOR'S REPORT
TO THE SHAREHOLDERS OF THE SOCIETE ANONYME NBG VENTURE CAPITAL

We have audited the above financial statements and the Appendix thereto of the societe anonyme NBG Venture Capital for the year ended 31 December 2002. Our audit, during which we noted the full accounting annual report of the activities of the Company's branches, was performed in accordance with the provisions of the article 37 of C.L. 2190/1920 about "Societes Anonymes" and the auditing procedures which we considered necessary based on the standards followed by the Institute of Certified Public Accountants of Greece. The Company made available to us all its books and records and provided all the necessary information and other explanations that we requested. The Company has complied with the provisions of the Greek Chart of Accounts. No changes in the accounting methods have been made as compared with those of the prior year. We agreed the contents of the Directors' Report to the General Assembly of the shareholders with the underlying financial statements. The Appendix includes all the information required by paragraph 1 of article 43a of L. 2190/1920. From our audit the following has been noted: 1. The Company has not been audited by the Tax Authorities since its inception and, consequently, its tax liabilities have not been finalised as yet. In our opinion, the above financial statements which derive from the books and records of the Company, together with the Appendix, present fairly, taking into consideration our note mentioned above, the financial structure and position of the Company at 31 December 2002, as well as the results of its operations for the year then ended in accordance with the prevailing legislation and the accounting principles which are generally accepted and do not differ from those applied in the previous year. It is noted that the non-distribution of dividends remains under the approval of the General Assembly of the Shareholders in which the 100% of its *shareholders must be present.*

Athens, 31 January 2003
The Certified Auditor - Accountant

PANAGIOTIS D. ZAFEIROPOULOS
Reg. No. (ICPA (GR)): 13181
Deloitte & Touche S.A.

NATIONAL REGIONAL DEVELOPMENT COMPANY OF NORTHERN GREECE S.A. VENTURE CAPITAL

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2002

6th ACCOUNTING YEAR (1 JANUARY - 31 DECEMBER 2002)

REGISTRATION: THESSALONIKI REG. No 32028/62/B/94/0337

ASSETS	YEAR ENDED 2002			YEAR ENDED 2001		
	Cost	Acumulated Depreciation	Net Book Value	Cost	Acumulated Depreciation	Net Book Value
B. ESTABLISHMENT EXPENSES						
4. Other establishment expenses	32 371.63	26 496.27	5 875.36	32 365.69	20 598.52	11 767.17
	32 371.63	26 496.27	5 875.36	32 365.69	20 598.52	11 767.17
C. FIXED ASSETS						
II. *Tangible assets*						
5. Transportation means	23 404.26	23 404.25	0.01	23 404.26	20 127.66	3 276.60
6. Furniture & other equipment	14 716.85	14 716.76	0.09	14 716.85	14 716.76	0.09
	38 121.11	38 121.01	0.10	38 121.11	34 844.42	3 276.69
III. *Investments & long - term assets*						
2. Participating interests in other undertakings		3 041 966.25			3 041 966.25	
Less: Provisions for the diminution in value					14 893.21	3 027 073.04
of investments and securities		14 033.84	3 027 932.41			
7. Other long - term receivables			99.78			99.78
			3 028 032.19			3 027 172.82
Total Tangible Assets (CII+CIII)			3 028 032.29			3 030 449.51
D. CURRENT ASSETS						
II. *Debtors*						
1. Trade debtors		22 197.84			24 800.35	
Less: Allowance for bad debts		9 197.36	13 000.48		9 197.36	15 602.99
3b. Overdue cheques receivable		11 445.34			11 445.35	
Less: Provisions		11 445.34	0.00		11 445.35	0.00
11. Sundry debtors			27 997.31			10 722.87
			40 997.79			26 325.86
IV. *Cash at bank and in hand*						
1. Cash in hand			26 126.27			17 056.10
2. Current and term deposits			5 468 333.94			5 464 146.67
			5 494 460.21			5 481 202.77
Total Current Assets (DII+DIV)			5 535 458.00			5 507 528.63
E. PREPAYMENTS & ACCRUED INCOME						
2. Accrued income			0.00			2 002.10
			0.00			2 002.10
TOTAL ASSETS (B+C+D+E)			8 569 365.65			8 551 747.41
MEMO ACCOUNTS - DEBIT						
4. Other off - balance sheet items			1 173 881.14			1 173 881.14

LIABILITIES	YEAR ENDED 2002	YEAR ENDED 2001
A. SHAREHOLDERS' EQUITY		
I. *Share Capital* (200.000 shares of par value EUR 29,35)		
1. Paid - up	5 870 000.00	5 869 405.72
	5 870 000.00	5 869 405.72
III. *Revaluation and reserves & capital grands*		
3. Grands L. 2367/96	1 173 881.14	1 173 881.14
	1 173 881.14	1 173 881.14
IV. *Other reserves*		
1. Legal reserves	63 270.28	54 649.30
4. Extraordinary reserves	49 621.63	50 215.92
5. Tax - free reserves under special laws	1 237 834.75	1 222 317.28
	1 350 726.66	1 327 182.50
Total Shareholders' Equity (AI+AIII+AIV)	8 394 607.80	8 370 469.36
C. LIABILITIES		
II. *Current liabilities*		
5. Taxes and duty payable	28 167.39	33 788.16
6. Social security contributions payable	1 240.96	754.75
10. Dividends payable	143 000.00	146 735.14
11. Sundry creditors	2 349.50	0.00
	174 757.85	181 278.05
Total Liabilities (CII)	174 757.85	181 278.05
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES (A+C)	8 569 365.65	8 551 747.41
MEMO ACCOUNTS - CREDIT		
4. Other off - balance sheet items	1 173 881.14	1 173 881.14

NOTES:

a) The suggested appropriation of profits must be approved by the shareholders' general quorum at the Annual General Meeting.

b) Investments in participating interest have been appreciated at cost according with par. 2 & 3 o article 42α of Codified Law 2190/1920.

PROFIT AND LOSS ACCOUNT

AS AT 31 DECEMBER 2002 (1 JANUARY - 31 DECEMBER 2002)

	YEAR ENDED 2002		YEAR ENDED 2001	
I. *Turnover*				
Turnover (Sales)		17 671.81		12 775.21
Less: Cost of sales		0.00		0.00
Gross profit		17 671.81		12 775.21
LESS:				
1. Adimistrative expenses		48 040.64		48 531.00
Operating income before investing & financing activities		-30 368.83		-35 755.79
ADD:				
2. Income from securities	48 028.40		36 343.36	
4. Intersts income & similar income	179 333.70		273 187.18	
	227 362.10		309 530.54	
Less:				
1. Provisions for the diminution in value of investments & securities	0.00		14 893.21	
3. Interest income & similar charges	3 811.77		14 688.73	
	3 811.77	223 550.33	29 581.94	279 948.60
Total operating income		193 181.50		244 192.81
II. *ADD: Extraordinary items*				
4. Income from prior years' provisions	859.37		0.00	
Less:				
1. Extraordinary & non-operating expenses	0.55	858.82	7.42	7.42
Total operating & extraordinary income		194 040.32		244 185.39
LESS:				
Total depreciation of fixed assets	9 174.34		9 544.39	
Less: Depreciation taken to the operating cost	9 174.34	0.00	9 544.39	0.00
NET INCOME FOR THE YEAR BEFORE TAXES		194 040.32		244 185.39

APPROPRIATION STATEMENT

	YEAR ENDED 2002	YEAR ENDED 2001
NET INCOME FOR THE YEAR	194 040.32	244 185.39
Add: Provisions for the diminution in value of investments & securities	0.00	14 893.21
Less: Income from non used revaluation provisions of securities carried forward for elimination	859.37	0.00
	193 180.95	259 078.60
Less: 1. Income tax	26 901.87	31 225.24
PROFIT FOR APPROPRIATION	166 279.08	227 853.36
Appropriated to:		
1. Legal reserves	7 761.61	9 767.42
2. Dividend	143 000.00	146 735.14
6. Tax - free reserve under Law 2238/94 (article 110)	1 209.98	0.00
6α. Tax - free reserves	14 307.49	70 280.54
6β. Tax - free reserves from gains taxed in special ways	0.00	1 070.26
	166 279.08	227 853.36

Thessaloniki 30-01-2003

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE VICE PRESIDENT OF THE BOARD OF DIRECTORS	THE CHIEF ACCOUNTANT
DIMITRIS GOUMAS	GEORGE LAGAS	PHOTIS VARELOPOULOS

AUDITORS' REPORT

To the shareholders of the "NATIONAL REGIONAL DEVELOPMENT COMPANY OF NORTHERN GREECE S.A."

We have audited the above financial statements as well as the related Appendix thereto of the Societe Anonyme "NATIONAL REGIONAL DEVELOPMENT COMPANY OF NORTHERN GREECE S.A." for the year ended December 31, 2002. As part of our audit, we also considered the results of operation of the branch of the Company. Our audit, was conducted in accordance with the provisions of article 37 of Law 2190/1920 governing societe anonymes, Law 2367/1995 and the auditing procedures which we considered necessary, based on the auditing principles followed by the Institute of Certified Auditors Accountants in Greece, which comply with the International Auditing Standards. The books and records maintained by the Company were maid available to us and we were provided with all the necessary information and other explanations that we requested for our audit. The Company has complied with the provisions of the Greek Chart of Accounts. The accounting policies of the Company are consistent with those of the previous year. We have agreed the contents of the Directors' Report to the Annual General Meeting of Shareholders with the underlying Financial Statements. The Appendix includes all the information required by the paragraph 1 of article 43a of c.Law 2190/1920. In our opinion, the above financial statements derive from the books and records of the Company and present, together with the Appendix after taking into account the Company's notes under the balance sheet, the financial structure and position of the Company at December 31, 2002and results of each operations for the year then ended, in accordance with the provisions of the prevailing legislation and the accounting principles, which are generally accepted in Greece and do not differ from those applied in the previous year.

Athens, 31 January 2003

The Certified Public Accountants - Auditors

Pannel Kerr Forster International Limited	Ioannis Mandridis Reg. No ICPAG 11291 INTERNATIONAL AUDITING S.A.

N.B.G. BANCASSURANCE - S.A. INSURANCE AGENCY

BALANCE SHEET OF DECEMBER 31 ST 2002

14th FISCAL PERIOD (JANUARY 1st - DECEMBER 31st, 2002) - HEADQUARTERS : ATHENS - S.A. REG. No 17196/05/B/88/005

ASSETS	AMOUNTS OF CLOSING FISCAL YEAR 2002			AMOUNTS OF PREVIOUS FISCAL YEAR 2001		
	AQUISITION VALUE	DEPRECIATION	NET BOOK VALUE	AQUISITION VALUE	DEPRECIATION	NET BOOK VALUE
B. INSTALLATION EXPENSES						
1. Formation & first installation expenses	0.00	0.00	0.00	1 318.07	1 318.07	0.00
4. Other installation expenses	75 941.26	69 445.80	6 495.46	90 297.57	78 322.31	11 975.26
	75 941.26	69 445.80	6 495.46	91 615.64	79 640.38	11 975.26
C. FIXED ASSETS						
II. Tangible assets						
5. Transportation means	18 635.36	17 144.53	1 490.83	18 635.36	14 349.23	4 286.13
6. Furniture and other equipment	119 308.06	103 332.26	15 975.80	107 740.56	85 252.57	22 487.99
	137 943.42	*120 476.79*	*17 466.63*	*126 375.92*	*99 601.80*	*26 774.12*
III. Participations and other long-term financial claims						
1. Participations in connected enterprises			14 673.51			14 673.51
7. Other long-term claims			1 144.53			1 144.53
			15 818.04			15 818.04
Total of fixed assets (CII+CIII)			33 284.67			42 592.16
D. CURRENT ASSETS						
II. Claims						
1. Clients (premium debtors)			18 815 159.99			13 467 143.19
11. Various debtors			287 418.74			392 921.63
12. Doubtful disputed debtors		89 764.54			89 764.54	
Minus : Provisions		0.00	89 764.54		0.00	89 764.54
			18 992 343.27			13 949 829.36
III. Securities						
3. Other Securities (U.T. interests)			588 195.97			699 250.83
V. Available Funds						
1. Cash			1 799.68			462.37
3. Called & fixed deposits			432 860.97			1 774 885.69
			434 660.65			1 775 348.06
Total current assets (DII+DIII+DV)			20 015 199.89			16 424 428.25
E. TRANSITORY ACCOUNTS OF ASSETS						
3. Other expenses for next fiscal years			1 878.52			1 510.61
GRAND TOTAL OF ASSETS (B+C+D+E)			20 056 858.54			16 480 506.28
DEBIT ORDER ACCOUNTS						
1. Foreign assets			72 988.58			72 988.58

LIABILITIES	AMOUNTS OF CLOSING FISCAL YEAR 2002	AMOUNTS OF PREVIOUS FISCAL YEAR 2001
A. OWNERS' EQUITY		
I. Share capital (100.000 shares of 3,00 euro)		
1. Paid	300 000.00	300 000.00
IV Reserved capitals		
1. Regular reserved capital	117 966.24	117 966.24
4. Extraordinary reserves	181 769.81	181 769.81
5. Tax free capitals of special provisions of laws	423 059.99	423 059.99
	722 796.04	722 796.04
V. Retained Earnings		
Profit carried forward	*28 651.50*	*27 307.06*
Total owner's equity (AI+AIV+AV)	1 051 447.54	1 050 103.10
C. PROVISIONS FOR RISKS AND EXPENSES		
1. Provisions for personnel reimbursement due to exit from service	47 598.36	37 589.85
D. OBLIGATIONS		
II. Short - term obligations		
1a. Obligations to insurance companies	17 358 516.26	13 668 754.67
2. Beneficiaries of production commissions	647.43	579.65
6. Obligations to connected enterprises	385 794.34	394 480.03
8. Obligations from taxes - duties	387 603.29	321 441.57
9. Insurance organisations	17 400.76	16 876.67
11. Dividends payable	800 000.00	968 451.94
12. Various creditors	7 850.56	24 228.60
	18 957 812.64	15 392 813.33
Total of obligations (DII)	18 957 812.64	15 392 813.33
GRAND TOTAL OF LIABILITIES (A+C+D)	20 056 858.54	16 480 506.28
CREDIT ORDER ACCOUNTS		
1. Beneficial owners of foreign assets	72 988.58	72 988.58

PROFIT AND LOSS ACCOUNT OF FISCAL YEAR ENDING ON DECEMBER 31st, 2002

(1.1.2002 - 31.12.2002)

	AMOUNTS OF CLOSING FISCAL YEAR 2002			AMOUNTS OF PREVIOUS FISCAL YEAR 2001		
I. EXPLOITATION RESULTS						
Turnover - Rendering of services			2 506 136.72			2 839 512.29
Minus : Cost of works			876 873.17			901 863.91
Gross results (profits) of exploitation			1 629 263.55			1 937 648.38
Plus : Other exploitation earnings			17 464.80			16 463.87
Total			1 646 728.35			1 954 112.25
MINUS : 1. Administration expenses		249 642.78			227 479.18	
3. Distribution expenses		77 052.55	326 695.33		90 159.17	317 638.35
Subtotal of results (profits) of exploitation			1 320 033.02			1 636 473.90
MINUS:						
2.Income from securities		24 320.00			111 518.71	
4. Receivable interest and related income		47 836.41			160 917.92	
		72 156.41			272 436.63	
Minus:						
1.Provisions for depreciation of participations & securities	111 054.88			233 200.71		
3.Payable interest and related expenses	681.93	111 736.81	39 580.40	4 663.63	237 864.34	34 572.29
Total exploitation of results (profits)			1 280 452.62			1 671 046.19
II. PLUS : Extraordinary results						
1.Extraordinary and non operating earnings		7 915.68			2.44	
4.Income from provisions of previous fiscal year		0.00			1 336.20	
		7 915.68			1 338.64	
Minus:						
1.Extraordinary and non operating expenses	52.27			38.68		
3.Expenses of previous fiscal periods	742.43	794.70	7 120.98	17.77	56.45	1 282.19
Operating and extraordinary results (profits)			1 287 573.60			1 672 328.38
MINUS :						
Total depreciation of fixed assets		26 510.02			62 226.56	
Minus : Those being incorporated in operational cost		26 510.02	0.00		62 226.56	0.00
NET RESULTS (PROFITS) before taxes			1 287 573.60			1 672 328.38

APPROPRIATION ACCOUNT

	AMOUNTS OF CLOSING FISCAL YEAR 2002	AMOUNTS OF PREVIOUS FISCAL YEAR 2001
Net results (profits) of fiscal period	1 287 573.60	1 672 328.38
(+)Profit brought forward	27 307.06	12 422.25
Total	1 314 880.66	1 684 750.63
MINUS:		
1.Income tax	486 229.16	677 189.20
Profits for distribution	828 651.50	1 007 561.43
Distribution of profits is carried out as follows :		
2. First dividend	292 950.00	352 164.34
3. Additional dividend	507 050.00	616 287.60
6a. Reserves from tax-free income	0.00	10 498.05
6b. Reserves from income taxed in a special way	0.00	1 304.38
8. Profit carried forward	28 651.50	27 307.06
	828 651.50	1 007 561.43

Athens, 27 / 01 / 2003

CHAIRMAN OF BOARD	MANAGING DIRECTOR	FINANCIAL OFFICER
STEFANOS GR. AYGOULEAS	THEODOROS CHR. STATHIS	MARTHA E. ZENERIAN
ID. C. Ξ. 436441	ID. C. A. 346947	ID. C. Ξ 218928
		License No A.-T.A. A' Rank 1249

AUDITING CERTIFICATE OF AUDITORS

To the Shareholders of the Societe Anonyme "N.B.G. BANCASSURANCE - S.A. INSURANCE AGENCY"

We have audited the Financial Statements as well as the respective Appendix of the Societe Anonyme "N.B.G. BANCASSURANCE - S.A. INSURANCE AGENCY" for the year ended 31st December 2002. Our audit, was carried out in accordance with article 37 of the codified Law 2190/1920 "concerning Societe Anonyme", and included the auditing procedures which we have considered as appropriate, on the basis of the principles and auditing regulations followed by the Body of Auditors. All books and records kept by the company, have been placed at our disposal and we have been given all the necessary auditing information and explanations, upon request. The company has correctly applied the General Accounting Plan. The inventory method has not been verified in relation with the previous year. We have agreed the content of the Administration Report of the Board of Directors to the General Annual Meeting of the Shareholders, with the relevant Financial Statements. The Appendix comprises the information provided by paragraph 1 of the article 43a of the cod. Law 2190/1920. The following results (facts) have come up, due to the audit we conducted : 1) Regarding the account of the Balance Sheet "Premium Debtors", an amount of about 450,000 euro concerning claims is included, that results from previous fiscal year's balance, the collection of which is considered to be doubtful, in a consequence of the "Owners' Equity" to result equally increased. 2) The Company has been audited, as far as taxation is being concerned, for the fiscal period up to 1998 and as a result its tax liabilities are not definite. In our opinion, the above Financial Statements which arise from the books and records of the company together with the Appendix represent, after taking into consideration our above remarks, the property structure and the "Financial Status" of the company, on the 31st December 2002, as well as the results of the fiscal year which ended at this date, on the basis of the relevant provisions which are valid (in effect) and of the accounting principles, which have been generally accepted and do not differ from those applied by the company during the previous fiscal year.

Athens, January 31st 2003
THE AUDITOR

EMMANUEL A. PILIDES
Reg. No B.O.A. : 12021
DELOITTE & TOUCHE A.E.

I-VEN

(AMOUNTS IN THOUSAND EUR)

ASSETS		2002	2001
1. Cash in hand, balances with central banks		25	
2. Treasury bills and other bills eligible for refinancing with central banks			
a. Treasury bills and similar securities			
3. Loans and advances to credit institutions			
a. Repayable on demand			
b. Other loans and advances			
3A. Reverse Repos			
4. Loans and advances to customers	45		
Less: Provisions for doubtful debts		45	
5. Debt securities incl. fixed-income securities			
a. Issued by Govermment			
b1. Corporate Bonds			
b2. Issued by other borrowers			
6. Shares and other variable-yield securities			
7. Participating interests			
8. Shares in affiliated undertakings			
9. Intangilbe assets			
a. Establishment and formation expenses	24		
b. Goodwill			
c. Other intangible assets	3		
Less: Amortisation of intangilbe assets	(6)	21	
10. Tangible assets			
Cost as at 1.1.2002	152		
Less: Amortisation as at 31.12.2002	(32)	120	
11. Subscribed capital unpaid			
12. Own shares and bonds			
13. Other assets		67	
14. Prepayments and accrued income		2	
TOTAL ASSETS		280	0

LIABILITIES		2002	2001
1. Amounts owed to credit institutions			
a. Repayable on demand			
b. Time and at notice			
2. Amounts owed to customers			
a. Deposits			
b. Other debts			
c. Repos			
3. Debt evidenced by certificates			
a. Debt securities in issue			
b. Other			
4. Other liabilities		95	
5. Accruals and deferred income		2	
6. Provisions for liabilities and charges			
a. Provisions for staff pensions and similar obligations	4		
b. Provisions for taxation			
c. Other provisions		4	
6a. Provisions for general banking risks			
7. Subordinated liabilities			
EQUITY			
8. Paid-up capital		813	
Due capital			
9. Share premium account			
10. Reserves			
11. Fixed assets revaluation reserve			
11a. Fixed asset investment subsidy			
12. Retained earnigs		(634)	
TOTAL LIABILITIES		280	0

OFF-BALANCE SHEET ITEMS	2002	2001
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT	2002			2001		
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income						
2. Interest payable and similar charges						
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable						
5. Commissions payable			(1)			
			(1)			
6. Net profit on financial operations		(101)				
7. Other operating income		51	(50)			
			(51)			
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(114)					
- Social security costs	(19)					
- Other charges	(16)	(149)				
b. Other administrative expenses						
- Taxes and duties	(10)					
- Service fees	(143)					
- Other fees to third parties	(236)	(389)	(538)			
			(589)			
9. Fixed assets depraciation		(39)				
10. Other operating charges		(3)	(42)			
11+12. Provisions			(4)			
15. Extraordinary income		1				
16. Extraordinary charges						
17. Extraordinary profit			1			
18. Profit before tax			(634)			0

NATIONAL BANK OF GREECE (CANADA)

(AMOUNTS IN THOUSAND CAD)

ASSETS		2002		2001
1. Cash in hand, balances with central banks		2 469		3 453
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	241		40	
b. Other loans and advances	65 513	65 754	32 238	32 278
3A. Reverse Repos				
4. Loans and advances to customers	417 816		410 325	
Less: Provisions for doubtful debts	(10 756)	407 060	(11 090)	399 235
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment	18 451		34 828	
b1. Corporate Bonds	12 879		824	
b2. Issued by other borrowers		31 330		35 652
6. Shares and other variable-yield securities		10		
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets				
10. Tangible assets				
Cost as at 1.1.2002	21 827		17 763	
Less: Amortisation as at 31.12.2002	(10 463)	11 364	(8 957)	8 806
12. Own shares and bonds				
13. Other assets		5 732		8 785
14. Prepayments and accrued income		3 585		3 693
TOTAL ASSETS		527 304		491 902

LIABILITIES		2002		2001
1. Amounts owed to credit institutions				
a. Repayable on demand	1 451		3 773	
b. Time and at notice		1 451		3 773
2. Amounts owed to customers				
a. Deposits	470 171		437 259	
b. Other debts	5 841		3 478	
c. Repos		476 012		440 737
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		3 519		2 893
5. Accruals and deferred income		5 283		7 245
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions				
6a. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		18 500		18 500
9. Share premium account				
10. Reserves		22 539		18 754
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnigs				
TOTAL LIABILITIES		527 304		491 902

OFF-BALANCE SHEET ITEMS

OFF-BALANCE SHEET ITEMS	2002	2001
1. Contingent liabilities	286 997	106 443
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items	21 267	34 155
TOTAL OFF-BALANCE SHEET ITEMS	308 264	140 598

PROFIT AND LOSS ACCOUNT

PROFIT AND LOSS ACCOUNT		2002			2001	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	2 153			3 278		
- Other interest and similar income	27 836	29 989		30 921	34 199	
2. Interest payable and similar charges		(8 159)	21 830		(15 295)	18 904
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable		4 005	4 005		3 757	3 757
			25 835			22 661
5. Commissions payable			(466)			(341)
			25 369			22 320
6. Net profit on financial operations		2 534			1 451	
7. Other operating income		564	3 098		716	2 167
			28 467			24 487
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(10 602)			(9 598)		
- Social security costs	(1 917)			(1 623)		
- Other charges		(12 519)			(11 221)	
b. Other administrative expenses						
- Taxes and duties	(474)			(475)		
- Service fees	(2 834)			(2 765)		
- Other fees to third parties	(2 743)	(6 051)	(18 570)	(2 790)	(6 030)	(17 251)
			9 897			7 236
9. Fixed assets depraciation		(1 506)			(1 074)	
10. Other operating charges		(125)	(1 631)		(148)	(1 222)
11+12. Provisions			(1 481)			(1 200)
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			6 785			4 814

STOPANSKA BANKA AD

(AMOUNTS IN THOUSAND MKD)

ASSETS		2002		2001
1. Cash in hand, balances with central banks		1 838 478		9 047 380
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand				
b. Other loans and advances	7 758 548	7 758 548	8 906 446	8 906 446
3A. Reverse Repos				
4. Loans and advances to customers	10 926 396		11 360 492	
Less: Provisions for doubful debts	(4 941 382)	5 985 014	(5 587 097)	5 773 395
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment	6 344 847		6 902 888	
b1. Corporate Bonds				
b2. Issued by other borrowers		6 344 847		6 902 888
6. Shares and other variable-yield securities		63 775		97 375
7. Participating interests		11 908		11 887
8. Shares in affiliated undertakings		12 253		12 253
9. Intangilbe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets	76 929		64 530	
Less: Amortisation of intangilbe assets	(44 916)	32 013	(30 400)	34 130
10. Tangible assets				
Cost as at 1.1.2002	2 780 672		2 542 682	
Less: Amortisation as at 31.12.2002	(906 570)	1 874 102	(838 068)	1 704 614
12. Own shares and bonds				
13. Other assets		768 056		672 485
14. Prepayments and accrued income		75 544		101 938
TOTAL ASSETS		24 764 538		33 264 791

LIABILITIES		2002		2001
1. Amounts owed to credit institutions				
a. Repayable on demand	253 320		464 946	
b. Time and at notice	2 066 605	2 319 925	2 187 304	2 652 250
2. Amounts owed to customers				
a. Deposits	18 113 296		26 353 526	
b. Other debts	72 502		43 339	
c. Repos		18 185 798		26 396 865
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		521 210		1 139 111
5. Accruals and deferred income		27 175		87 674
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions	198 293	198 293	436 895	436 895
6a. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		3 602 220		3 783 042
9. Share premium account				
10. Reserves				95 320
11. Fixed assets revaluation reserve		(13 809)		
11a. Fixed asset investment subsidy				
12. Retained earnigs		(76 274)		(1 326 366)
TOTAL LIABILITIES		24 764 538		33 264 791

OFF-BALANCE SHEET ITEMS	2002	2001
1. Contingent liabilities	1 584 409	4 051 947
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS	1 584 409	4 051 947

PROFIT AND LOSS ACCOUNT		2002			2001	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	304 910			385 241		
- Other interest and similar income	785 038	1 089 948		1 261 776	1 647 017	
2. Interest payable and similar charges		(886 675)	203 273		(971 516)	675 501
3. Income from securities						
a. Income from shares and other securities	13			537		
b. Income from participating interests						
c. Income from affiliated undertakings		13			537	
4. Commissions receivable		550 701	550 714		522 910	523 447
			753 987			1 198 948
5. Commissions payable			(62 170)			(89 197)
			691 817			1 109 751
6. Net profit on financial operations		45 368			266 032	
7. Other operating income		79 213	124 581		56 033	322 065
			816 398			1 431 816
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(597 126)			(593 940)		
- Social security costs	(4 268)			(5 597)		
- Other charges	(114 016)	(715 410)		(115 455)	(714 992)	
b. Other administrative expenses						
- Taxes and duties	(46 066)			(42 525)		
- Service fees	(353 158)			(375 625)		
- Other fees to third parties	(84 101)	(483 325)	(1 198 735)	(123 237)	(541 387)	(1 256 379)
			(382 337)			175 437
9. Fixed assets depraciation		(119 789)			(104 688)	
10. Other operating charges		(301)	(120 090)		(107)	(104 795)
11+12. Provisions			(668 708)			(1 925 936)
15. Extraordinary income		1 130 004			550 041	
16. Extraordinary charges		(83 013)			(30 050)	
17. Extraordinary profit		47 870	1 094 861		8 937	528 928
18. Profit before tax			(76 274)			(1 326 366)

THE SOUTH AFRICAN BANK OF ATHENS LTD

(AMOUNTS IN THOUSAND ZAR)

ASSETS		2002		2001
1. Cash in hand, balances with central bank		22 813		19 782
2. Treasury bills and other bills eligible for refinancing with central bank				
a. Treasury bills and similar securities		31 688		41 220
3. Loans and advances to credit institutions				
a. Repayable on demand	57 392		34 055	
b. Other loans and advances	4 017	61 409	13 338	47 393
3A. Reverse Repos				
4. Loans and advances to customers	339 067		303 094	
Less: Provisions for doubtful debts	(12 311)	326 756	(32 442)	270 652
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment	5 576		4 986	
b1. Corporate Bonds				
b2. Issued by other borrowers		5 576		4 986
6. Shares and other variable-yield securities		15		
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangibe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangiibe assets				
10. Tangible assets				
Cost as at 1.1.2002	55 797		55 104	
Less: Amortisation as at 31.12.2002	(32 379)	23 418	(25 409)	29 695
12. Own shares and bonds				
13. Other assets		5 170		3 341
14. Prepayments and accrued income		553		307
TOTAL ASSETS		477 398		417 376

LIABILITIES		2002		2001
1. Amounts owed to credit institutions				
a. Repayable on demand	13 094		12 792	
b. Time and at notice	55	13 149	2 962	15 754
2. Amounts owed to customers				
a. Deposits	406 873		329 024	
b. Other debts	557		608	
c. Repos		407 430		329 632
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		4 182		12 188
5. Accruals and deferred income		1 941		1 368
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations	1 740		2 453	
b. Provisions for taxation			851	
c. Other provisions	2 134	3 874	3 443	6 747
6a. Provisions for general banking risks				
7. Subordinated liabilities		21 000		21 000
EQUITY				
8. Paid-up capital		5 494		4 130
9. Share premium account		45 642		32 006
10. Reserves				
11. Fixed assets revaluation reserve		779		779
11a. Fixed asset investment subsidy				
12. Retained earnigs		(26 093)		(6 228)
TOTAL LIABILITIES		477 398		417 376

OFF-BALANCE SHEET ITEMS

	2002	2001
1. Contingent liabilities	26 799	27 255
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items	26 711	
TOTAL OFF-BALANCE SHEET ITEMS	53 510	27 255

PROFIT AND LOSS ACCOUNT

		2002			2001	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	3 982			2 846		
- Other interest and similar income	49 811	53 793		39 521	42 367	
2. Interest payable and similar charges		(30 120)	23 673		(24 031)	18 336
3. Income from securities						
a. Income from shares and other securities				134		
b. Income from participating interests						
c. Income from affiliated undertakings					134	
4. Commissions receivable		15 933	15 933		12 419	12 553
			39 606			30 889
5. Commissions payable			(876)			(598)
			38 730			30 291
6. Net profit / (Loss) on financial operations		2 651			2 126	
7. Other operating income		972	3 623		373	2 499
			42 353			32 790
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(25 594)			(21 314)		
- Social security costs	(224)			(239)		
- Other charges	(3 377)	(29 195)		(3 680)	(25 233)	
b. Other administrative expenses						
- Taxes and duties	(1 575)			(1 907)		
- Service fees	(9 257)			(9 639)		
- Other fees to third parties	(8 030)	(18 862)	(48 057)	(9 051)	(20 597)	(45 830)
			(5 704)			(13 040)
9. Fixed assets depreciation		(8 888)			(8 510)	
10. Other operating charges		(16)	(8 904)		(35)	(8 545)
11+12. Provisions			(3 419)			(8 495)
15. Extraordinary income					24 049	
16. Extraordinary charges		(556)			(611)	
17. Extraordinary profit		(1 282)	(1 838)		130	23 568
18. Profit / (Loss) before tax			(19 865)			(8 512)

ATLANTIC BANK OF NEW YORK

(AMOUNTS IN THOUSAND USD)

ASSETS		2002		2001
1. Cash in hand, balances with central banks		54 167		55 574
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	10 462		7 829	
b. Other loans and advances	18 372	28 834	29 032	36 861
3A. Reverse Repos				
4. Loans and advances to customers	1 216 274		1 008 335	
Less: Provisions for doubtful debts	(25 400)	1 190 874	(21 889)	986 446
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment	59 797		175 082	
b1. Corporate Bonds	97 528		101 930	
b2. Issued by other borrowers	1 131 089	1 288 414	490 748	767 760
6. Shares and other variable-yield securities		34 299		33 076
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses	2 556		1 521	
b. Goodwill	34 823		3 553	
c. Other intangible assets	8 807			
Less: Amortisation of intangilbe assets	(2 297)	43 889	(406)	4 668
10. Tangible assets				
Cost as at 1.1.2002	59 828		56 152	
Less: Amortisation as at 31.12.2002	(23 515)	36 313	(19 873)	36 279
12. Own shares and bonds				
13. Other assets		61 756		48 031
14. Prepayments and accrued income		17 149		11 942
TOTAL ASSETS		2 755 695		1 980 637

LIABILITIES		2002		2001
1. Amounts owed to credit institutions				
a. Repayable on demand	72 409		12 906	
b. Time and at notice	887 693	960 102	76 753	89 659
2. Amounts owed to customers				
a. Deposits	1 573 755		1 363 861	
b. Other debts				
c. Repos		1 573 755	315 451	1 679 312
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other			28 092	28 092
4. Other liabilities		8 741		7 863
5. Accruals and deferred income		9 548		4 248
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions				
6a. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		7 782		7 782
9. Share premium account		67 323		67 323
10. Reserves				
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnigs		128 444		96 358
TOTAL LIABILITIES		2 755 695		1 980 637

OFF-BALANCE SHEET ITEMS

OFF-BALANCE SHEET ITEMS	2002	2001
1. Contingent liabilities	53 914	54 897
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items	224 916	321 715
TOTAL OFF-BALANCE SHEET ITEMS	278 830	376 612

PROFIT AND LOSS ACCOUNT

PROFIT AND LOSS ACCOUNT		2002			2001	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	42 080			40 173		
- Other interest and similar income	87 712	129 792		88 120	128 293	
2. Interest payable and similar charges		(44 748)	85 044		(61 802)	66 491
3. Income from securities						
a. Income from shares and other securities	1 400			3 045		
b. Income from participating interests						
c. Income from affiliated undertakings		1 400			3 045	
4. Commissions receivable		10 151	11 551		8 865	11 910
			96 595			78 401
5. Commissions payable						
			96 595			78 401
6. Net profit on financial operations		2 460			1 369	
7. Other operating income		10 677	13 137		7 738	9 107
			109 732			87 508
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(25 281)			(21 980)		
- Social security costs	(1 576)			(1 519)		
- Other charges	(3 687)	(30 544)		(1 352)	(24 851)	
b. Other administrative expenses						
- Taxes and duties	(1 107)			(832)		
- Service fees	(14 453)			(11 199)		
- Other fees to third parties	(7 445)	(23 005)	(53 549)	(5 867)	(17 898)	(42 749)
			56 183			44 759
9. Fixed assets depraciation		(5 625)			(3 154)	
10. Other operating charges		(346)	(5 971)		(389)	(3 543)
11+12. Provisions			(8 030)			(14 533)
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			42 182			26 683

UNITED BULGARIAN BANK AD

(AMOUNTS IN THOUSAND BGN)

ASSETS		2002		2001
1. Cash in hand, balances with central banks		107 832		145 576
2. Treasury bills and other bills eligible for *refinancing with central banks*				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	66 414		70 091	
b. Other loans and advances	310 038	376 452	634 287	704 378
3A. Reverse Repos		26 201		4 004
4. Loans and advances to customers	712 222		394 600	
Less: Provisions for doubtful debts	(32 504)	679 718	(19 988)	374 612
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment	281 340		132 599	
b1. Corporate Bonds	46 522		52 990	
b2. Issued by other borrowers		327 862		185 589
6. Shares and other variable-yield securities		41		308
7. Participating interests		213		212
8. Shares in affiliated undertakings				4 500
9. Intangilbe assets				
a. Establishment and formation expenses	58		58	
b. Goodwill				
c. Other intangible assets	28 374		15 470	
Less: Amortisation of intangilbe assets	(8 258)	20 174	(4 582)	10 946
10. Tangible assets				
Cost as at 1.1.2002	114 587		108 631	
Less: Amortisation as at 31.12.2002	(43 829)	70 758	(35 999)	72 632
12. Own shares and bonds				
13. Other assets		9 606		16 371
14. Prepayments and accrued income		14 090		10 276
TOTAL ASSETS		1 632 947		1 529 404

LIABILITIES		2002		2001
1. Amounts owed to credit institutions				
a. Repayable on demand	4 203		2 145	
b. Time and at notice	*23 229*	*27 432*	*24 373*	*26 518*
2. Amounts owed to customers				
a. Deposits	1 299 703		1 199 532	
b. Other debts	27 620		40 062	
c. Repos	3 425	1 330 748		1 239 594
3. Debt evidenced by certificates				
a. Debt securities in issue	11 719			
b. Other		11 719		
4. Other liabilities		2 785		10 555
5. Accruals and deferred income		4 686		2 203
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations	921		777	
b. Provisions for taxation				
c. Other provisions		921		777
6a. Provisions for general banking risks		898		593
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		75 964		75 964
9. Share premium account				
10. Reserves		19 488		15 859
11. Fixed assets revaluation reserve		2 909		2 967
11a. Fixed asset investment subsidy				
12. Retained earnigs		155 397		154 374
TOTAL LIABILITIES		1 632 947		1 529 404

OFF-BALANCE SHEET ITEMS

	2002	2001
1. Contingent liabilities	37 967	33 453
2. Commitments arising out for sale and repurchase agreements	16 493	9 765
3. Other off-balance sheet items	3 080 416	2 031 246
TOTAL OFF-BALANCE SHEET ITEMS	3 134 876	2 074 464

PROFIT AND LOSS ACCOUNT

		2002			2001	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	14 429			10 347		
- Other interest and similar income	70 154	84 583		67 169	77 516	
2. Interest payable and similar charges		(17 017)	67 566		(15 033)	62 483
3. Income from securities						
a. Income from shares and other securities	67			139		
b. Income from participating interests						
c. Income from affiliated undertakings		67			139	
4. Commissions receivable		45 260	45 327		35 411	35 550
			112 893			98 033
5. Commissions payable			(2 076)			(1 304)
			110 817			96 729
6. Net profit on financial operations		12 288			12 047	
7. Other operating income		165	12 453		99	12 146
			123 270			108 875
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(16 797)			(16 705)		
- Social security costs	(4 601)			(5 347)		
- Other charges	(1 711)	(23 109)		(2 200)	(24 252)	
b. Other administrative expenses						
- Taxes and duties	(6 064)			(11 398)		
- Service fees	(19 405)			(22 763)		
- Other fees to third parties	(11 805)	(37 274)	(60 383)	(6 278)	(40 439)	(64 691)
			62 887			44 184
9. Fixed assets depraciation		(13 263)			(10 323)	
10. Other operating charges		(353)	(13 616)		(392)	(10 715)
11+12. Provisions			(13 015)			(5 217)
15. Extraordinary income		1 804			3 330	
16. Extraordinary charges		(823)			(877)	
17. Extraordinary profit		357	1 338		5 134	7 587
18. Profit before tax			37 594			35 839

NATIONAL SECURITITES CO (CYPRUS) LTD

(AMOUNTS IN THOUSAND CYP)

ASSETS		2002		2001
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	384			
b. Other loans and advances	66	450	51	51
3A. Reverse Repos				
4. Loans and advances to customers	34		841	
Less: Provisions for doubtful debts		34	(90)	751
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				184
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses			27	
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets			(27)	0
10. Tangible assets				
Cost as at 1.1.2002			176	
Less: Amortisation as at 31.12.2002			(85)	91
12. Own shares and bonds				
13. Other assets				15
14. Prepayments and accrued income				3
TOTAL ASSETS		484		1 095

LIABILITIES		2002		2001
1. Amounts owed to credit institutions				
a. Repayable on demand			176	
b. Time and at notice				176
2. Amounts owed to customers				
a. Deposits				
b. Other debts				
c. Repos				
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities				86
5. Accruals and deferred income				14
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions				
6a. Provisions for general banking risks				
7. Subordinated liabilities				250
EQUITY				
8. Paid-up capital		500		500
9. Share premium account				
10. Reserves				
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnigs		(16)		69
TOTAL LIABILITIES		484		1 095

OFF-BALANCE SHEET ITEMS

	2002	2001
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS	0	0

PROFIT AND LOSS ACCOUNT

		2002			2001	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	55	55		25	25	
2. Interest payable and similar charges		(23)	32		(22)	3
3. Income from securities						
a. Income from shares and other securities	4			6		
b. Income from participating interests						
c. Income from affiliated undertakings		4			6	
4. Commissions receivable		36	40		181	187
			72			190
5. Commissions payable			(10)			(58)
			62			132
6. Net profit on financial operations		(43)			(174)	
7. Other operating income		4	(39)			(174)
			23			(42)
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(45)			(101)		
- Social security costs	(6)			(14)		
- Other charges		(51)		(7)	(122)	
b. Other administrative expenses						
- Taxes and duties	(4)			(6)		
- Service fees	(13)			(74)		
- Other fees to third parties	(17)	(34)	(85)	(31)	(111)	(233)
			(62)			(275)
9. Fixed assets depraciation		(22)			(29)	
10. Other operating charges			(22)			(29)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit		15	15			
18. Profit before tax			(69)			(304)

NATIONAL BANK OF GREECE (CYPRUS) LTD

(AMOUNTS IN THOUSAND CYP)

ASSETS		2002		2001
1. Cash in hand, balances with central banks		**28 740**		23 862
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities		**15 807**		27 058
3. Loans and advances to credit institutions				
a. Repayable on demand				
b. Other loans and advances	**55 242**	**55 242**	38 003	38 003
3A. Reverse Repos				
4. Loans and advances to customers	**356 731**		314 884	
Less: Provisions for doubtful debts	**(15 718)**	**341 013**	(10 464)	304 420
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities		**654**		425
7. Participating interests		**400**		400
8. Shares in affiliated undertakings		**150**		150
9. Intangilbe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets	**2 712**		2 704	
Less: Amortisation of intangilbe assets	**(2 442)**	**270**	(1 986)	718
10. Tangible assets				
Cost as at 1.1.2002	10 237		9 895	
Less: Amortisation as at 31.12.2002	(2 750)	7 487	(2 400)	7 495
12. Own shares and bonds				
13. Other assets		**974**		709
14. Prepayments and accrued income		**2 176**		1 436
TOTAL ASSETS		**452 913**		**404 676**

LIABILITIES		2002		2001
1. Amounts owed to credit institutions				
a. Repayable on demand	**728**		952	
b. Time and at notice	**6 453**	**7 181**	19 447	20 399
2. Amounts owed to customers				
a. Deposits	**392 605**		336 139	
b. Other debts	**1 573**		1 215	
c. Repos		**394 178**		337 354
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		**1 498**		1 110
5. Accruals and deferred income		**3 998**		3 667
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations	**10 801**		9 698	
b. Provisions for taxation	**115**		120	
c. Other provisions		**10 916**		9 818
6a. Provisions for general banking risks				
7. Subordinated liabilities		**4 873**		4 888
EQUITY				
8. Paid-up capital		**23 000**		23 000
9. Share premium account				
10. Reserves				
11. Fixed assets revaluation reserve		**2 299**		2 163
11a. Fixed asset investment subsidy				
12. Retained earnigs		**4 970**		2 277
TOTAL LIABILITIES		**452 913**		**404 676**

OFF-BALANCE SHEET ITEMS	2002	2001
1. Contingent liabilities	**39 787**	33 274
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items	**74 683**	67 383
TOTAL OFF-BALANCE SHEET ITEMS	**114 470**	100 657

PROFIT AND LOSS ACCOUNT		2002			2001	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	**1 331**			1 672		
- Other interest and similar income	**27 501**	**28 832**		29 772	31 444	
2. Interest payable and similar charges		**(15 993)**	**12 839**		(18 595)	12 849
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable		**3 381**	**3 381**		3 445	3 445
			16 220			16 294
5. Commissions payable						
			16 220			16 294
6. Net profit on financial operations		**1 012**			906	
7. Other operating income		**1 141**	**2 153**		935	1 841
			18 373			18 135
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	**(6 367)**			(5 785)		
- Social security costs	**(723)**			(664)		
- Other charges	**(2 570)**	**(9 660)**		(1 311)	(7 760)	
b. Other administrative expenses						
- Taxes and duties	**(37)**			(25)		
- Service fees	**(853)**			(790)		
- Other fees to third parties	**(999)**	**(1 889)**	**(11 549)**	(1 067)	(1 882)	(9 642)
			6 824			8 493
9. Fixed assets depraciation		**(809)**			(905)	
10. Other operating charges			**(809)**			(905)
11+12. Provisions			**(2 183)**			(3 374)
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			**3 832**			**4 214**

NATIONAL SECURITITES CO (CYPRUS) LTD

(AMOUNTS IN THOUSAND CYP)

ASSETS		2002		2001
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	384			
b. Other loans and advances	66	450	51	51
3A. Reverse Repos				
4. Loans and advances to customers	34		841	
Less: Provisions for doubful debts		34	(90)	751
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				184
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses			27	
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets			(27)	0
10. Tangible assets				
Cost as at 1.1.2002			176	
Less: Amortisation as at 31.12.2002			(85)	91
12. Own shares and bonds				
13. Other assets				15
14. Prepayments and accrued income				3
TOTAL ASSETS		484		1 095

LIABILITIES		2002		2001
1. Amounts owed to credit institutions				
a. Repayable on demand			176	
b. Time and at notice				176
2. Amounts owed to customers				
a. Deposits				
b. Other debts				
c. Repos				
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities				86
5. Accruals and deferred income				14
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions				
6a. Provisions for general banking risks				
7. Subordinated liabilities				250
EQUITY				
8. Paid-up capital		500		500
9. Share premium account				
10. Reserves				
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnigs		(16)		69
TOTAL LIABILITIES		484		1 095

OFF-BALANCE SHEET ITEMS	2002	2001
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS	*0*	*0*

PROFIT AND LOSS ACCOUNT		2002			2001	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	55	55		25	25	
2. Interest payable and similar charges		(23)	32		(22)	3
3. Income from securities						
a. Income from shares and other securities	4			6		
b. Income from participating interests						
c. Income from affiliated undertakings		4			6	
4. Commissions receivable		36	40		181	187
			72			190
5. Commissions payable			(10)			(58)
			62			132
6. Net profit on financial operations		(43)			(174)	
7. Other operating income		4	(39)			(174)
			23			(42)
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(45)			(101)		
- Social security costs	(6)			(14)		
- Other charges		(51)		(7)	(122)	
b. Other administrative expenses						
- Taxes and duties	(4)			(6)		
- Service fees	(13)			(74)		
- Other fees to third parties	(17)	(34)	(85)	(31)	(111)	(233)
			(62)			(275)
9. Fixed assets depraciation		(22)			(29)	
10. Other operating charges			(22)			(29)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit		15	15			
18. Profit before tax			(69)			(304)

NBG MANAGEMENT SERVICES LTD

(AMOUNTS IN THOUSAND USD)

ASSETS		2002		2001
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand				
b. Other loans and advances	909	909	884	884
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets				
10. Tangible assets				
Cost as at 1.1.2002				
Less: Amortisation as at 31.12.2002				
12. Own shares and bonds				
13. Other assets		624		200
14. Prepayments and accrued income				
TOTAL ASSETS		1 533		1 084

LIABILITIES		2002		2001
1. Amounts owed to credit institutions				
a. Repayable on demand				
b. Time and at notice				
2. Amounts owed to customers				
a. Deposits				
b. Other debts				
c. Repos				
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		21		12
5. Accruals and deferred income		9		5
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions				
6a. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		94		94
9. Share premium account		719		719
10. Reserves				
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnigs		690		254
TOTAL LIABILITIES		1 533		1 084

OFF-BALANCE SHEET ITEMS	2002	2001
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2002			2001	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	3	3		13	13	
2. Interest payable and similar charges			3			13
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable						
			3			13
5. Commissions payable						
			3			13
6. Net profit on financial operations		50				
7. Other operating income		1 525	1 575		1 319	1 319
			1 578			1 332
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(1 055)			(831)		
- Social security costs						
- Other charges		(1 055)			(831)	
b. Other administrative expenses						
- Taxes and duties						
- Service fees	(46)			(46)		
- Other fees to third parties	(20)	(66)	(1 121)	(15)	(61)	(892)
			457			440
9. Fixed assets depraciation						
10. Other operating charges						
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			457			440

NBG INTERNATIONAL LTD

(AMOUNTS IN THOUSAND GBP)

ASSETS		2002		2001
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	262		354	
b. Other loans and advances	5 577	5 839	7 000	7 354
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings		5 889		5 525
9. Intangilbe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets				
10. Tangible assets				
Cost as at 1.1.2002	582		555	
Less: Amortisation as at 31.12.2002	(446)	136	(384)	171
12. Own shares and bonds				
13. Other assets				
14. Prepayments and accrued income		2 159		1 558
TOTAL ASSETS		14 023		14 608

LIABILITIES	2002	2001
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities	370	709
5. Accruals and deferred income	1 223	2 006
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	7 000	7 000
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	5 430	4 893
TOTAL LIABILITIES	14 023	14 608

OFF-BALANCE SHEET ITEMS	2002	2001
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2002			2001	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	223	223		228	228	
2. Interest payable and similar charges			223			228
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable		4 502	4 502		6 951	6 951
			4 725			7 179
5. Commissions payable			(263)			
			4 462			7 179
6. Net profit on financial operations						
7. Other operating income		737	737		464	464
			5 199			7 643
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(2 243)			(2 702)		
- Social security costs	(301)			(360)		
- Other charges	(213)	(2 757)		(197)	(3 259)	
b. Other administrative expenses						
- Taxes and duties	(112)			(114)		
- Service fees	(393)			(462)		
- Other fees to third parties	(298)	(803)	(3 560)	(548)	(1 124)	(4 383)
			1 639			3 260
9. Fixed assets depraciation		(107)			(107)	
10. Other operating charges		(3)	(110)			(107)
11+12. Provisions			(397)			(101)
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			1 132			3 052

NBG INTERNATIONAL INC

(AMOUNTS IN THOUSAND USD)

ASSETS		2002		2001
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	928		1 679	
b. Other loans and advances	373	1 301	165	1 844
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities		3		3
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets				
10. Tangible assets				
Cost as at 1.1.2002	226		146	
Less: Amortisation as at 31.12.2002	(125)	101	(68)	78
12. Own shares and bonds				
13. Other assets				
14. Prepayments and accrued income		26		43
TOTAL ASSETS		1 431		1 968

LIABILITIES	2002	2001
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities		
5. Accruals and deferred income	170	165
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	7 200	7 200
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	(5 939)	(5 397)
TOTAL LIABILITIES	1 431	1 968

OFF-BALANCE SHEET ITEMS	2002	2001
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2002			2001	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	17	17		43	43	
2. Interest payable and similar charges			17			43
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable		1 807	1 807		1 630	1 630
			1 824			1 673
5. Commissions payable			(314)			(273)
			1 510			1 400
6. Net profit on financial operations						
7. Other operating income						
			1 510			1 400
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(1 024)			(1 177)		
- Social security costs	(57)			(68)		
- Other charges	(142)	(1 223)		(159)	(1 404)	
b. Other administrative expenses						
- Taxes and duties	(42)			(57)		
- Service fees	(385)			(364)		
- Other fees to third parties	(266)	(693)	(1 916)	(447)	(868)	(2 272)
			(406)			(872)
9. Fixed assets depraciation		(57)			(58)	
10. Other operating charges			(57)			(58)
11+12. Provisions						
15. Extraordinary income					200	
16. Extraordinary charges		(63)				
17. Extraordinary profit			(63)			200
18. Profit before tax			(526)			(730)

NBGI PRIVATE EQUITY LTD

(AMOUNTS IN THOUSAND GBP)

ASSETS	2002		2001	
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	250		470	
b. Other loans and advances		250		470
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets				
10. Tangible assets				
Cost as at 1.1.2002	19		18	
Less: Amortisation as at 31.12.2002	(11)	8	(4)	14
12. Own shares and bonds				
13. Other assets		32		
14. Prepayments and accrued income		41		169
TOTAL ASSETS		331		653

LIABILITIES	2002	2001
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities	50	50
5. Accruals and deferred income	180	503
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	100	100
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	1	
TOTAL LIABILITIES	331	653

OFF-BALANCE SHEET ITEMS	2002	2001
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2002			2001	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	5	5		7	7	
2. Interest payable and similar charges			5			7
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable		1 987	1 987		1 056	1 056
			1 992			1 063
5. Commissions payable			(828)			
			1 164			1 063
6. Net profit on financial operations						
7. Other operating income		60	60		148	148
			1 224			1 211
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(657)			(508)		
- Social security costs	(74)			(57)		
- Other charges	(45)	(776)		(63)	(628)	
b. Other administrative expenses						
- Taxes and duties	(33)			(9)		
- Service fees	(350)			(435)		
- Other fees to third parties	(53)	(436)	(1 212)	(108)	(552)	(1 180)
			12			31
9. Fixed assets depraciation		(6)			(31)	
10. Other operating charges			(6)			(31)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			6			0

NBGI FINANCE PLC

(AMOUNTS IN THOUSAND EUR)

ASSETS		2002		2001
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	96		1 418	
b. Other loans and advances	750 000	750 096	198 352	199 770
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets	2 705		1 648	
Less: Amortisation of intangilbe assets	(282)	2 423	(1 473)	175
10. Tangible assets				
Cost as at 1.1.2002				
Less: Amortisation as at 31.12.2002				
12. Own shares and bonds				
13. Other assets				
14. Prepayments and accrued income		400		250
TOTAL ASSETS		752 919		200 195

LIABILITIES		2002		2001
1. Amounts owed to credit institutions				
a. Repayable on demand				
b. Time and at notice	2 363	2 363		
2. Amounts owed to customers				
a. Deposits				
b. Other debts				
c. Repos				
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		8		19
5. Accruals and deferred income		418		69
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions	10	10		
6a. Provisions for general banking risks				
7. Subordinated liabilities		750 000		200 000
EQUITY				
8. Paid-up capital		84		84
9. Share premium account				
10. Reserves				
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnigs		36		23
TOTAL LIABILITIES		752 919		200 195

OFF-BALANCE SHEET ITEMS	2002	2001
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2002			2001	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	19 563	19 563		10 575	10 575	
2. Interest payable and similar charges		(19 035)	528		(10 014)	561
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable						
			528			561
5. Commissions payable						
			528			561
6. Net profit on financial operations						
7. Other operating income						
			528			561
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees	(26)			(20)		
- Other fees to third parties	(20)	(46)	(46)	(166)	(186)	(186)
			482			375
9. Fixed assets depraciation		(460)			(325)	
10. Other operating charges			(460)			(325)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			22			50

INTERLEASE AD

(AMOUNTS IN THOUSAND BGN)

ASSETS		2002		2001
1. Cash in hand, balances with central banks		4		2
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	3 199		874	
b. Other loans and advances	844	4 043		874
3A. Reverse Repos				
4. Loans and advances to customers	2 249		2 478	
Less: Provisions for doubful debts	(1 449)	800	(1 385)	1 093
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment				
b1. Corporate Bonds	100			
b2. Issued by other borrowers		100		
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets	93		75	
Less: Amortisation of intangilbe assets	(33)	60	(17)	58
10. Tangible assets				
Cost as at 1.1.2002	104 045		51 717	
Less: Amortisation as at 31.12.2002	(25 057)	78 988	(11 294)	40 423
12. Own shares and bonds				
13. Other assets		1 472		1 254
14. Prepayments and accrued income		148		123
TOTAL ASSETS		85 615		43 827

LIABILITIES		2002		2001
1. Amounts owed to credit institutions				
a. Repayable on demand				
b. Time and at notice	60 739	60 739	31 532	31 532
2. Amounts owed to customers				
a. Deposits				
b. Other debts				
c. Repos				
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		24 430		13 582
5. Accruals and deferred income		105		65
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions				
6a. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		3 475		3 475
9. Share premium account		153		153
10. Reserves				
11. Fixed assets revaluation reserve		32		31
11a. Fixed asset investment subsidy				
12. Retained earnigs		(3 319)		(5 011)
TOTAL LIABILITIES		85 615		43 827

OFF-BALANCE SHEET ITEMS

	2002	2001
1. Contingent liabilities		64
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items	2 940	6 525
TOTAL OFF-BALANCE SHEET ITEMS	2 940	6 589

PROFIT AND LOSS ACCOUNT

		2002			2001	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	4					
- Other interest and similar income	21 980	21 984		10 140	10 140	
2. Interest payable and similar charges		(2 628)	19 356		(1 737)	8 403
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable		555	555		438	438
			19 911			8 841
5. Commissions payable						
			19 911			8 841
6. Net profit on financial operations		180			(180)	
7. Other operating income		14	194		25	(155)
			20 105			8 686
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(408)			(372)		
- Social security costs	(64)			(64)		
- Other charges		(472)			(436)	
b. Other administrative expenses						
- Taxes and duties						
- Service fees	(302)			(470)		
- Other fees to third parties	(438)	(740)	(1 212)	(237)	(707)	(1 143)
			18 893			7 543
9. Fixed assets depraciation		(16 539)			(7 333)	
10. Other operating charges			(16 539)			(7 333)
11+12. Provisions			(714)			(176)
15. Extraordinary income		125			414	
16. Extraordinary charges						
17. Extraordinary profit			125			414
18. Profit before tax			1 765			448

ETEBA BULGARIA AD

(AMOUNTS IN THOUSAND BGN)

ASSETS	2002		2001	
1. *Cash in hand, balances with central banks*		2		3
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	116		68	
b. Other loans and advances	696	812	846	914
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities		130		41
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets	42		42	
Less: Amortisation of intangilbe assets	(21)	21	(13)	29
10. Tangible assets				
Cost as at 1.1.2002	26		26	
Less: Amortisation as at 31.12.2002	(12)	14	(7)	19
12. Own shares and bonds				
13. Other assets		39		29
14. Prepayments and accrued income		1		4
TOTAL ASSETS		1 019		1 039

LIABILITIES	2002	2001
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities	118	59
5. Accruals and deferred income		
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	1 150	1 150
9. Share premium account		
10. Reserves	35	
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	(284)	(170)
TOTAL LIABILITIES	1 019	1 039

OFF-BALANCE SHEET ITEMS	2002	2001
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items	1 450	1 385
TOTAL OFF-BALANCE SHEET ITEMS	1 450	1 385

PROFIT AND LOSS ACCOUNT	2002			2001		
1. *Interest receivable and similar income*						
- Interest income from fixed-yield securities	3					
- Other interest and similar income	28	31		35	35	
2. Interest payable and similar charges			31			35
3. Income from securities						
a. Income from shares and other securities				1		
b. Income from participating interests						
c. Income from affiliated undertakings					1	
4. Commissions receivable		67	67		155	156
			98			191
5. Commissions payable						(1)
			98			190
6. Net profit on financial operations		24			(2)	
7. Other operating income			24			(2)
			122			188
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(67)			(87)		
- Social security costs	(10)			(15)		
- Other charges		(77)			(102)	
b. Other administrative expenses						
- Taxes and duties						
- Service fees	(153)			(135)		
- Other fees to third parties	(14)	(167)	(244)	(39)	(174)	(276)
			(122)			(88)
9. Fixed assets depraciation		(13)			(13)	
10. Other operating charges			(13)			(13)
11+12. Provisions						(6)
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			(135)			(107)

ETEBA ROMANIA SA

(AMOUNTS IN THOUSAND ROL)

ASSETS		2002		2001
1. Cash in hand, balances with central banks		4 618		
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	4 101 735		2 614 187	
b. Other loans and advances	4 171 089	8 272 824		2 614 187
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities		19 350		19 350
7. Participating interests				
8. Shares in affiliated undertakings		3 566 200		2 918 400
9. Intangible assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets	783 768		784 256	
Less: Amortisation of intangible assets	(628 299)	155 469	(382 457)	401 799
10. Tangible assets				
Cost as at 1.1.2002	2 526 221		2 526 221	
Less: Amortisation as at 31.12.2002	(1 950 118)	576 103	(1 460 061)	1 066 160
12. Own shares and bonds				
13. Other assets		909 076		461 867
14. Prepayments and accrued income		23 411		219 601
TOTAL ASSETS		13 527 051		7 701 364

LIABILITIES		2002		2001
1. Amounts owed to credit institutions				
a. Repayable on demand				
b. Time and at notice				
2. Amounts owed to customers				
a. Deposits				
b. Other debts				
c. Repos				
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		659 330		107 678
5. Accruals and deferred income				
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions	35 058	35 058		
6a. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		21 218 900		14 558 400
9. Share premium account				
10. Reserves		12 920		12 920
11. Fixed assets revaluation reserve		243 054		52 149
11a. Fixed asset investment subsidy				
12. Retained earnigs		(8 642 211)		(7 029 783)
TOTAL LIABILITIES		13 527 051		7 701 364

OFF-BALANCE SHEET ITEMS

	2002	2001
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT

		2002			2001	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	417 943	417 943		85 379	85 379	
2. Interest payable and similar charges		(12)	417 931		(1 249)	84 130
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable		6 629 981	6 629 981		2 974 590	2 974 590
			7 047 912			3 058 720
5. Commissions payable			(1 388 558)			(151 407)
			5 659 354			2 907 313
6. Net profit on financial operations		1 038 074			312 069	
7. Other operating income		7 417	1 045 491		9 279	321 348
			6 704 845			3 228 661
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(1 791 327)			(2 144 010)		
- Social security costs	(495 470)			(558 347)		
- Other charges	(40 270)	(2 327 067)		(368 673)	(3 071 030)	
b. Other administrative expenses						
- Taxes and duties	(106 232)			(125 347)		
- Service fees	(2 392 045)			(2 663 457)		
- Other fees to third parties	(2 458 705)	(4 956 982)	(7 284 049)	(1 049 898)	(3 838 702)	(6 909 732)
			(579 204)			(3 681 071)
9. Fixed assets depreciation		(771 692)			(882 009)	
10. Other operating charges			(771 692)			(882 009)
11+12. Provisions						
15. Extraordinary income		89				
16. Extraordinary charges		(122)				
17. Extraordinary profit			(33)			
18. Profit before tax			(1 350 929)			(4 563 080)

ETEBA ADVISORY SRL

(AMOUNTS IN THOUSAND ROL)

ASSETS		2002		2001
1. Cash in hand, balances with central banks		15 752		
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	107 885		371 962	
b. Other loans and advances		107 885		371 962
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets	10 272		10 272	
Less: Amortisation of intangilbe assets	(9 416)	856	(5 992)	4 280
10. Tangible assets				
Cost as at 1.1.2002	296 454		296 454	
Less: Amortisation as at 31.12.2002	(165 480)	130 974	(106 405)	190 049
12. Own shares and bonds				
13. Other assets		47 018		148 250
14. Prepayments and accrued income				84 797
TOTAL ASSETS		302 485		799 338

LIABILITIES		2002		2001
1. Amounts owed to credit institutions				
a. Repayable on demand				
b. Time and at notice				
2. Amounts owed to customers				
a. Deposits				
b. Other debts				
c. Repos				
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		655 310		113 227
5. Accruals and deferred income				
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions	15 927	15 927		
6a. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		2 918 400		2 918 400
9. Share premium account				
10. Reserves				69 313
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnigs		(3 287 152)		(2 301 602)
TOTAL LIABILITIES		302 485		799 338

OFF-BALANCE SHEET ITEMS	2002	2001
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2002			2001	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	22 060	22 060		117 818	117 818	
2. Interest payable and similar charges			22 060			117 818
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable		1 247 187	1 247 187		318 321	318 321
			1 269 247			436 139
5. Commissions payable			(10 950)			(6 487)
			1 258 297			429 652
6. Net profit on financial operations		240			11 492	
7. Other operating income			240		826	12 318
			1 258 537			441 970
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(1 427 277)			(1 574 694)		
- Social security costs	(148 933)			(157 231)		
- Other charges	(29 178)	(1 605 388)		(74 309)	(1 806 234)	
b. Other administrative expenses						
- Taxes and duties	(19 513)			(9 722)		
- Service fees	(566 099)			(564 827)		
- Other fees to third parties	(43 974)	(629 586)	(2 234 974)	(39 695)	(614 244)	(2 420 478)
			(976 437)			(1 978 508)
9. Fixed assets depraciation		(62 498)			(82 007)	
10. Other operating charges			(62 498)			(82 007)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			(1 038 935)			(2 060 515)

ETEBA EMERGING MARKETS FUND LTD

(AMOUNTS IN THOUSAND EUR)

ASSETS		2002		2001
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand				
b. Other loans and advances	143	143	143	143
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses	13		13	
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets	(11)	2	(8)	5
10. Tangible assets				
Cost as at 1.1.2002				
Less: Amortisation as at 31.12.2002				
11. Subscribed capital unpaid		2 788		2 788
12. Own shares and bonds				
13. Other assets				2
14. Prepayments and accrued income				
TOTAL ASSETS		2 933		2 938

LIABILITIES	2002	2001
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities	6	1
5. Accruals and deferred income		
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	147	147
Due capital	2 788	2 788
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	(8)	2
TOTAL LIABILITIES	2 933	2 938

OFF-BALANCE SHEET ITEMS	2002	2001
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2002			2001	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	3	3		5	5	
2. Interest payable and similar charges			3			5
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable						
			3			5
5. Commissions payable						
			3			5
6. Net profit on financial operations						
7. Other operating income						
			3			5
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees						
- Other fees to third parties	(11)	(11)	(11)	(5)	(5)	(5)
			(8)			0
9. Fixed assets depreciation		(3)			(3)	
10. Other operating charges			(3)			(3)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			(11)			(3)

ETEBA ESTATE FUND LTD

(AMOUNTS IN THOUSAND EUR)

ASSETS		2002		2001
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand				
b. Other loans and advances	143	143	143	143
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses	13		13	
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets	(10)	3	(8)	5
10. Tangible assets				
Cost as at 1.1.2002				
Less: Amortisation as at 31.12.2002				
11. Subscribed capital unpaid		2 788		2 788
12. Own shares and bonds				
13. Other assets				2
14. Prepayments and accrued income				
TOTAL ASSETS		*2 934*		*2 938*

LIABILITIES	2002	2001
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities	7	
5. Accruals and deferred income		
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	147	147
Due capital	2 788	2 788
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	(8)	3
TOTAL LIABILITIES	*2 934*	*2 938*

OFF-BALANCE SHEET ITEMS	2002	2001
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2002			2001	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	3	3		5	5	
2. Interest payable and similar charges			3			5
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable						
			3			5
5. Commissions payable						
			3			5
6. Net profit on financial operations						
7. Other operating income						
			3			5
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees						
- Other fees to third parties	(11)	(11)	(11)	(5)	(5)	(5)
			(8)			0
9. Fixed assets depraciation		(3)			(1)	
10. Other operating charges			(3)			(1)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			(11)			(1)

ETEBA VENTURE CAPITAL MANAGEMENT COMPANY LTD

(AMOUNTS IN THOUSAND EUR)

ASSETS	2002		2001	
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand				
b. Other loans and advances	1	1	2	2
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses	4		4	
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets	(3)	1	(2)	2
10. Tangible assets				
Cost as at 1.1.2002				
Less: Amortisation as at 31.12.2002				
11. Subscribed capital unpaid				
12. Own shares and bonds				
13. Other assets				
14. Prepayments and accrued income				
TOTAL ASSETS		2		4

LIABILITIES	2002	2001
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities	7	
5. Accruals and deferred income		
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	18	18
Due capital		
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	(23)	(14)
TOTAL LIABILITIES	2	4

OFF-BALANCE SHEET ITEMS

	2002	2001
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT

	2002			2001		
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income						
2. Interest payable and similar charges						
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable						
5. Commissions payable						
6. Net profit on financial operations						
7. Other operating income						
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees						
- Other fees to third parties	(8)	(8)	(8)	(5)	(5)	(5)
			(8)			(5)
9. Fixed assets depraciation		(2)				
10. Other operating charges			(2)			
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			(10)			(5)

NBG BALKAN FUND LTD

(AMOUNTS IN THOUSAND EUR)

ASSETS	2002		2001	
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand				
b. Other loans and advances			8	8
3A. Reverse Repos		85		
4. Loans and advances to customers				
Less: Provisions for doubful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment	1 559		2 302	
b1. Corporate Bonds				
b2. Issued by other borrowers		1 559		2 302
6. Shares and other variable-yield securities				
7. Participating interests		4 055		3 491
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses	57		57	
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets	(46)	11	(34)	23
10. Tangible assets				
Cost as at 1.1.2002				
Less: Amortisation as at 31.12.2002				
11. Subscribed capital unpaid		8 804		8 804
12. Own shares and bonds				
13. Other assets		76		67
14. Prepayments and accrued income		61		122
TOTAL ASSETS		14 651		14 817

LIABILITIES	2002		2001	
1. Amounts owed to credit institutions				
a. Repayable on demand				
b. Time and at notice				
2. Amounts owed to customers				
a. Deposits				
b. Other debts				
c. Repos				
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		1		
5. Accruals and deferred income		9		3
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions				
6a. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		5 869		5 869
Due capital		8 804		8 804
9. Share premium account				
10. Reserves				
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnigs		(32)		141
TOTAL LIABILITIES		14 651		14 817

OFF-BALANCE SHEET ITEMS	2002	2001
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT	2002			2001		
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	78			195		
- Other interest and similar income	2	80		31	226	
2. Interest payable and similar charges			80			226
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable						
			80			226
5. Commissions payable						
			80			226
6. Net profit on financial operations		(30)			(36)	
7. Other operating income			(30)		11	(25)
			50			201
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees						
- Other fees to third parties	(212)	(212)	(212)	(382)	(382)	(382)
			(162)			(181)
9. Fixed assets depraciation		(11)			(11)	
10. Other operating charges			(11)			(11)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			(173)			(192)

NBG GREEK FUND LTD

(AMOUNTS IN THOUSAND EUR)

ASSETS		2002		2001
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand				
b. Other loans and advances	8 398	8 398	3 825	3 825
3A. Reverse Repos				
4. Loans and advances to customers	411		822	
Less: Provisions for doubtful debts		411		822
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests		6 372		11 753
8. Shares in affiliated undertakings		717		98
9. Intangilbe assets				
a. Establishment and formation expenses	61		61	
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets	(48)	13	(36)	25
10. Tangible assets				
Cost as at 1.1.2002				
Less: Amortisation as at 31.12.2002				
11. Subscribed capital unpaid		25 679		25 679
12. Own shares and bonds				
13. Other assets				
14. Prepayments and accrued income				
TOTAL ASSETS		41 590		42 202

LIABILITIES		2002		2001
1. Amounts owed to credit institutions				
a. Repayable on demand				
b. Time and at notice				
2. Amounts owed to customers				
a. Deposits				
b. Other debts				
c. Repos				
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities				1
5. Accruals and deferred income		10		3
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions				
6a. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		18 342		18 342
Due capital		25 679		25 679
9. Share premium account				
10. Reserves				
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnigs		(2 441)		(1 823)
TOTAL LIABILITIES		41 590		42 202

OFF-BALANCE SHEET ITEMS	2002	2001
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2002			2001	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	226	226		165	165	
2. Interest payable and similar charges			226			165
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable						
			226			165
5. Commissions payable						
			226			165
6. Net profit on financial operations		368				
7. Other operating income			368			
			594			165
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees						
- Other fees to third parties	(1 160)	(1 160)	(1 160)	(1 030)	(1 030)	(1 030)
			(566)			(865)
9. Fixed assets depraciation		(12)			(12)	
10. Other operating charges		(4)	(16)		(7)	(19)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit		(36)	(36)			
18. Profit before tax			(618)			(884)

NBGI JERSEY

(AMOUNTS IN THOUSAND USD)

ASSETS	2002		2001	
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for *refinancing with central banks*				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	8		258	
b. Other loans and advances		8		258
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets				
10. Tangible assets				
Cost as at 1.1.2002				
Less: Amortisation as at 31.12.2002				
12. Own shares and bonds				
13. Other assets				
14. Prepayments and accrued income				
TOTAL ASSETS		8		258

LIABILITIES	2002	2001
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. *Time and at notice*		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities		
5. Accruals and deferred income	41	264
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital		
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	(33)	(6)
TOTAL LIABILITIES	8	258

OFF-BALANCE SHEET ITEMS	2002	2001
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT	2002			2001		
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	2	2		8	8	
2. Interest payable and similar charges			2			8
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable						
			2			8
5. Commissions payable						
			2			8
6. Net profit on financial operations						
7. Other operating income						
			2			8
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees						
- Other fees to third parties	(29)	(29)	(29)	(14)	(14)	(14)
			(27)			(6)
9. Fixed assets depraciation						
10. Other operating charges						
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			(27)			(6)

NBG LUXEMBOURG HOLDING SA

(AMOUNTS IN THOUSAND **EUR**)

ASSETS	2002	2001
1. Cash in hand, balances with central banks	102	25
2. Treasury bills and other bills eligible for refinancing with central banks		
a. Treasury bills and similar securities		
3. Loans and advances to credit institutions		
a. Repayable on demand		
b. Other loans and advances		
3A. Reverse Repos		
4. Loans and advances to customers		
Less: Provisions for doubtful debts		
5. Debt securities incl. fixed-income securities		
a. Issued by Govermment		
b1. Corporate Bonds		
b2. Issued by other borrowers		
6. Shares and other variable-yield securities	37	52
7. Participating interests		
8. Shares in affiliated undertakings		
9. Intangilbe assets		
a. Establishment and formation expenses		
b. Goodwill		
c. Other intangible assets		
Less: Amortisation of intangilbe assets		
10. Tangible assets		
Cost as at 1.1.2002		
Less: Amortisation as at 31.12.2002		
12. Own shares and bonds		
13. Other assets		
14. Prepayments and accrued income	98	17
TOTAL ASSETS	237	94

LIABILITIES	2002	2001
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities		
5. Accruals and deferred income	55	22
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	75	75
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	107	(3)
TOTAL LIABILITIES	237	94

OFF-BALANCE SHEET ITEMS	2002	2001
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2002			2001	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	2	2		2	2	
2. Interest payable and similar charges			2			2
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable		311	311		17	17
			313			19
5. Commissions payable			(161)			(11)
			152			8
6. Net profit on financial operations						
7. Other operating income						
			152			8
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees	(29)			(11)		
- Other fees to third parties		(29)	(29)		(11)	(11)
			123			(3)
9. Fixed assets depraciation						
10. Other operating charges						
11+12. Provisions			(13)			
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			110			(3)

NBG LUXFINANCE HOLDING SA

(AMOUNTS IN THOUSAND EUR)

ASSETS	2002	2001
1. Cash in hand, balances with central banks	453	24
2. Treasury bills and other bills eligible for		
refinancing with central banks		
a. Treasury bills and similar securities		
3. Loans and advances to credit institutions		
a. Repayable on demand		
b. Other loans and advances		
3A. Reverse Repos		
4. Loans and advances to customers		
Less: Provisions for doubtful debts		
5. Debt securities incl. fixed-income securities		
a. Issued by Govermment		
b1. Corporate Bonds		
b2. Issued by other borrowers		
6. Shares and other variable-yield securities	47	52
7. Participating interests		
8. Shares in affiliated undertakings		
9. Intangilbe assets		
a. Establishment and formation expenses		
b. Goodwill		
c. Other intangible assets		
Less: Amortisation of intangilbe assets		
10. Tangible assets		
Cost as at 1.1.2002		
Less: Amortisation as at 31.12.2002		
12. Own shares and bonds		
13. Other assets		
14. Prepayments and accrued income	278	216
TOTAL ASSETS	778	292

LIABILITIES	2002	2001
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities		
5. Accruals and deferred income	165	132
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and		
similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	75	75
9. Share premium account		
10. Reserves	4	
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	534	85
TOTAL LIABILITIES	778	292

OFF-BALANCE SHEET ITEMS	2002	2001
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2002			2001	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	9	9		2	2	
2. Interest payable and similar charges			9			2
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable		1 096	1 096		225	225
			1 105			227
5. Commissions payable			(622)			(129)
			483			98
6. Net profit on financial operations						
7. Other operating income						
			483			98
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees	(25)			(13)		
- Other fees to third parties		(25)	(25)		(13)	(13)
			458			85
9. Fixed assets depraciation						
10. Other operating charges						
11+12. Provisions			(5)			
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			453			85

NBG ASSET MANAGEMENT SAS

(AMOUNTS IN THOUSAND EUR)

ASSETS	2002	2002	2001
1. Cash in hand, balances with central banks			
2. Treasury bills and other bills eligible for refinancing with central banks			
a. Treasury bills and similar securities			
3. Loans and advances to credit institutions			
a. Repayable on demand	3		
b. Other loans and advances		3	
3A. Reverse Repos			
4. Loans and advances to customers			
Less: Provisions for doubtful debts			
5. Debt securities incl. fixed-income securities			
a. Issued by Govermment			
b1. Corporate Bonds			
b2. Issued by other borrowers			
6. Shares and other variable-yield securities		53	
7. Participating interests			
8. Shares in affiliated undertakings			
9. Intangilbe assets			
a. Establishment and formation expenses			
b. Goodwill			
c. Other intangible assets			
Less: Amortisation of intangilbe assets			
10. Tangible assets			
Cost as at 1.1.2002			
Less: Amortisation as at 31.12.2002			
12. Own shares and bonds			
13. Other assets			
14. Prepayments and accrued income			
TOTAL ASSETS		56	0

LIABILITIES	2002	2001
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities		
5. Accruals and deferred income		
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	55	
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	1	
TOTAL LIABILITIES	56	0

OFF-BALANCE SHEET ITEMS	2002	2001
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT	2002	2002	2002	2001	2001	2001
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	1	1				
2. Interest payable and similar charges			1			
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable			1			
5. Commissions payable			1			
6. Net profit on financial operations						
7. Other operating income			1			
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees						
- Other fees to third parties			1			
9. Fixed assets depraciation						
10. Other operating charges						
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			1			0

NBG INTERNATIONAL ASSET MANAGEMENT SAS

(AMOUNTS IN THOUSAND EUR)

ASSETS		2002		2001
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand				
b. Other loans and advances				
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. *Shares and other variable-yield securities*		1 515		
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets				
10. Tangible assets				
Cost as at 1.1.2002				
Less: Amortisation as at 31.12.2002				
12. Own shares and bonds				
13. Other assets		39		
14. Prepayments and accrued income				
TOTAL ASSETS		1 554		0

LIABILITIES		2002		2001
1. Amounts owed to credit institutions				
a. Repayable on demand	221			
b. Time and at notice		221		
2. Amounts owed to customers				
a. Deposits				
b. Other debts				
c. Repos				
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities				
5. Accruals and deferred income				
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions	10	10		
6a. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		1 500		
9. Share premium account				
10. Reserves				
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnigs		(177)		
TOTAL LIABILITIES		1 554		0

OFF-BALANCE SHEET ITEMS	2002	2001
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2002			2001	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	24	24				
2. Interest payable and similar charges			24			
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable		10	10			
			34			
5. Commissions payable						
			34			
6. Net profit on financial operations						
7. Other operating income						
			34			
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees						
- Other fees to third parties	(211)	(211)	(211)			
			(177)			
9. Fixed assets depraciation						
10. Other operating charges						
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			(177)			0

13. 4 Appendices

APPENDIX
TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
OF NATIONAL BANK OF GREECE S.A.
(In accordance with the provisions of Codified Law 2190/1920, as currently in force)

In accordance with the provisions of Codified Law 2190/1920 and especially the provision of articles 43α and 129, as well as the provisions and articles, which they refer to we provide the following information concerning the Bank's financial position as at 31.12.2002.

I) INFORMATION REGARDING THE LEGAL PREPARATION AND STRUCTURE OF THE FINANCIAL STATEMENTS

a)Article 42α par.3: Departure from the relevant provisions for the preparation of the annual Financial Statements which was considered necessary for the presentation of the true and fair position as required by the provision of par. 2 of this article.

None.

b)Article 42β par.1: Departure from the principle of consistency of structure and presentation of the Balance Sheet and of the Profit and Loss account.

Since the year 1994, the structure and presentation of the Balance Sheet is in accordance with the Chart of Accounts for Banks.

c)Article 42β par.2: Recording of element in a special account that is related to more than one obligatory accounts.

There has been no such situation.

d)Article 42β par.3: Adaptation of the structure and the titles of the accounts with Arabic numbering whenever it is required by the special nature of the business.

There has been no such situation.

e)Article 42β par.4: Condensation of Balance Sheet Accounts that correspond to Arabic numbers, as required by this provision.

None.

f)Article 42β par.5: Adjustments of prior year balances in order to be uniform and comparable with the corresponding balances of the current period.

None.

II) INFORMATION REGARDING THE VALUATION OF ASSETS

a)Article 43α par.1-α: Assets valuation methods and calculation of depreciation and provisions for impairment.

a) Domestic land and buildings purchased up to 31/12/1999 are stated at valuations, which have arisen from the revaluation based on the Provisions of Law 2065/1992. The remaining land and buildings acquired during the years 2000, 2001and 2002 are carried at acquisition cost (historical cost). The net book value of land and buildings used by the Bank has been adjusted to the level of its fair value pursuant to Article 28 of Law 3091/2002.
The method of calculating depreciation has not changed during 2002 compared to the previous year, regarding the percentage of the annual depreciation, which is constant and is applied on the value of the asset, as this has emerged on 31/12 of the year (initial cost of acquisition + improvements - any diminutions).
Depreciation on "Buildings – Improvements on third party property" has been calculated based on the term of the lease in accordance with relevant legislation.
In addition, during the current year, there has been no depreciation on the idle assets.
If all assets were depreciated, the profit and loss for the year would have been charged with an additional amount of EUR 1 680 thousand.
The remaining tangible fixed assets (furniture, motor vehicles etc.) are carried at acquisition cost.
The depreciation of furniture-equipment, cars and other motor vehicles was calculated at 31/12/2002, on the basis of their acquisition cost from the month of operation.
Tangible fixed assets of foreign branches were depreciated in accordance with the local rules.
b) The valuation of investment portfolio is done in the lower price in total in accordance with article 20, par. 12 of Law 2386/96,which substituted article 43, par. 6 of Law 2190/20.
It is noted that the value of unquoted equity shares and debt securities, amounted to EUR 913 614 thousand.

c) The following readjustments in shares value have taken place:

- ETEBA. Amortisation of security cost of EUR 242 847 678,87 created from absorption through merger from NBG.
- FTEROTOS HERMES. Amortisation of security cost of EUR 198 102,00 (company in liquidation)
- BNG (FRANCE). Amortisation of security cost of EUR 24 363 450,49 created from absorption through merger from NBG.
- ELEVME AE. Decrease of security cost of EUR 37 161,60. This amount reflects a result of a temporary liquidation of the company, which was distributed to shareholders as shares of ELLINIKES ALYKES.
- CENTRAL SHARE REGISTRY S.A. Decrease of security cost of EUR 1 764 990, amount that shows the return of capital from the company due to a share capital decrease with a subsequent decrease of the face value of the shares.

d) The results of each year are affected by the expenses for the year and the income earned during the year. Specifically it is stated that:
d1) Interest on performing and fixed term loans up to December 31, are recorded in the profit and loss account of the year.
d2) Interest and commissions on discounted notes are accounted for on the date of the discount.
d3) For the accrual of the interest incurred in the above cases, the limitations imposed by the provisions of Law 2076/1992 (article 27) are taken into consideration.
d4) The Bank implements Article 12 of Law 2601/78 and the circular 13350/24.4.98 of the Ministry of National Economy regarding interest on interest accruals.
d5) In the case of non-performing loans, interest is accrued and recorded as income of the year, only if it is paid.
d6) Commissions from letters of guarantee are accrued every 3 months from the date of their issuance.

b)Article 43α par.1-α: Translation of assets and liabilities denominated in foreign currencies (FX) into drachmas and accounting treatment of exchange differences.

a) The incorporation of foreign branches into the Bank's Balance Sheet took place after Balance Sheets compiled by branches abroad, were translated into euros based on the official rates of exchange prevailing on the Balance sheet date by reference to the E.C.B. official rates of exchange.
b) The profit and loss accounts were incorporated as required by the article 1 par. 2.3.3 of the PD 384/31.12.92.
c) The advances and amounts owed by the Bank in foreign currencies were translated into euros on the basis of the official rates of exchange ruling on the Balance sheet date by reference to the E.C.B. official rates of exchange. The resultant differences are included in the profit and loss for the year.

c)Article 43 par.9: Analysis and explanation of the revaluation of fixed assets which took place during the year in accordance with special laws and details of the movement of the account "revaluations differences".

According to Law 3091/2002 in 2002 there has been revaluation of the net book value of land & buildings used by the Bank from which an increase in cost by EUR 211 831 thousand has resulted, which was set off, according to article 28 of the above mentioned Law, against losses of bank trading portfolio valuation of EUR 211 299 thousand. As a consequence of that revaluation, income for 2002 has not been negatively influenced by additional depreciation.

III) INFORMATION REGARDING CERTAIN POSITIONS IN THE BALANCE SHEET
Article 129 L.2190/1920 and par. 4.1.502 of Article 1 of the P.D. 384/31.12.92

ASSETS

POSITION 2
Treasury bills and other bills eligible for refinancing by the Central Bank.
a) There are no subordinated bills.
b) There are no amounts due from affiliated and associated companies.

POSITION 3
Due from financial institutions.
a) There are no subordinated assets. Deposits held in banks of the Group amount to EUR 89 036 thousand.
b) Loans to financial institutions amount to EUR 23 287 thousand and are analysed as follows:
c) Maturity analysis

up to 3 months	EUR	18 905 thousand
3 months to 1 year	EUR	4 382 thousand
over 1 year	EUR	-
Total	EUR	23 287 thousand

d) Other amounts due (except for the above mentioned loans) amount to EUR 5 483 967 thousand and mature within 1 year. The most significant of these are:

1)	Amounts due from the Bank of Greece for subsidies of loan interest and Bank bonds	EUR	2 860 thousand
2)	Foreign correspondents	EUR	47 718 thousand
3)	Deposits in domestic financial institutions	EUR	860 607 thousand
4)	Deposits in foreign financial institutions	EUR	4 363 049 thousand
5)	Cheques for collection	EUR	6 478 thousand
6)	Margins	EUR	203 128 thousand

POSITION 4

Loans and advances to customers

a) There are no subordinated assets.

b) Loans to affiliated companies amounted to EUR 195 023 thousand while those to associated companies amount to EUR 71 641 thousand.

c) Loans to customers (except for customer credit cards and the loans to staff and pensioners which amount to EUR 1 810 895 thousand) total EUR 16 110 612 thousand and are analysed as follows:

Maturity analysis

up to 3 months	EUR	2 772 343 thousand
3 months to 1 year	EUR	3 316 397 thousand
over 1 year	EUR	10 021 872 thousand
Total	EUR	16 110 612 thousand

d) Amounts due from customers in the form of a short-term cash advance are included under other assets.

POSITION 5

Debt securities including fixed-income securities

As per the attached Table A1

Debt and other fixed income securities that fall due within the following year amount to EUR 1 352 349 thousand.

POSITION 6

Shares and other variable-yield securities

As per the attached Table **A1**

POSITION 7

Participating interests

As per the attached Table **A1**

POSITION 8

Shares in affiliated companies

As per the attached Table **A1**

The difference between cost and highest market value on the date of the balance sheet of long-term investments amounts to EUR 238 200 thousand.

POSITION 9

Intangible assets

Intangible assets amount to EUR 209 340 thousand and consist of:

DOMESTIC BRANCHES	**31/12/2002**	**31/12/2001**	**Difference**
	(amounts in EUR thousand)		
	457	457	0
Research expenses	3 561	2 284	1 277
Start up costs	15	14	1
Property rights	3	0	3
Share issue and debenture loan issue costs	49	314	-265
Damages paid to individuals for rent termination	111 619	97 130	14 489
Software expenses	2 627	2 800	-173
Difference from issue and payment of NMB's debenture loan	22 578	20 399	2 179
ex-EKTE goodwill	3 865	38 644	-34 779
ex-ETEBA goodwill	116 274	0	116 274
ex- BNG FRANCE goodwill	7 608	0	7 608
Cost of acquiring intangible assets	2 308	2 016	292
Intangible acquisition prepayments	681	651	30
Less: Amortisation of intangible assets	-112 181	105 430	-6 751
VAT on capitalised assets	44 829	35 448	9 381
Net book value of demolished buildings	237	0	237
TOTAL FOR DOMESTIC BRANCHES	**204 530**	**94 727**	**109 804**
BRANCHES ABROAD			
Start up costs	2 215	1 552	663
Other	7 443	7 059	383
Less: Amortisation of start up and other expenses	-4 848	-3 149	-1 699
TOTAL BRANCHES ABROAD	**4 810**	**5 462**	**-653**
GRAND TOTAL	**209 340**	**100 189**	**109 151**

Half of the merger differences of ex-ETEBA of EUR 232 548 thousand, ex-BNG FRANCE of EUR 15 217 thousand and the residual balance of ex-EKTE of EUR 7 729 thousand were set off with non taxable reserves according to the Provisions of Article 29 of Law 3091/2002.

POSITION 10

Tangible fixed assets

Tangible fixed assets amount to EUR 580 412 thousand and are analysed as follows:

	Amounts in EUR thousand				
DOMESTIC	**31/12/2002**		**31/12/2001**		**Difference**
Land		255 243		166 841	88 402
Buildings	419 979		250 101		
Less: Depreciation	-204 718	215 261	-183 683	66 418	148 843
Furniture & electronic equipment	251 381		238 940		
Less: depreciation	-184 939	66 442	-158 967	79 973	-13 530
Equipment	5 764		5 555		
Less: depreciation	-3 837	1 927	-3 425	2 130	-203
Motor vehicles	4 180		3 894		
Less: depreciation	-2 678	1 502	-2 535	1 359	143
Fixed assets under construction		24 268		23 331	937
Total Domestic		**564 643**		**340 052**	**224 591**
FOREIGN					
Land		2 816		2 970	-154
Buildings	15 670		11 748		
Less: Depreciation	-6 293	9 377	-5 594	6 154	3 223
Furniture & electronic equipment	7 403		7 663		
Less: depreciation	-3 990	3 413	-3 786	3 877	-464
Equipment	270		214		
Less: depreciation	-149	121	-135	79	42
Motor vehicles		42		-	
Total Foreign		**15 769**		**13 080**	**2 689**
Total fixed assets		**580 412**		**353 132**	**227 280**

Explanations for the movement of the above balances are provided in Table **B1.**

POSITION 11

Subscribed share capital unpaid

None

POSITION 12

Treasury shares and bonds

On 31/12/2002 the Bank held 34 270 of its own shares with a total value of EUR 1 387 thousand, which were acquired with the intention of hedging futures contracts on the Shock Exchange index FTSE ASE-20.

POSITION 13

Other assets

Other assets amount to EUR 479 216 thousand. This amount is analysed below:

1)	Assets acquired through auctions	EUR	93 287 thousand
2)	Payroll clearance	EUR	9 542 thousand
3)	Advances	EUR	2 882 thousand
4)	Greek State prepaid and withheld taxes	EUR	189 482 thousand
5)	Amounts due from leases	EUR	9 974 thousand
6)	Interest receivable from IRO	EUR	10 965 thousand
7)	Property Division receivables	EUR	3 451 thousand
8)	Ethnocard advances	EUR	5 789 thousand
9)	Advances for medical care	EUR	2 519 thousand
10)	Bounced cheques drawn by NBG customers	EUR	31 551 thousand
11)	Purchase of securities on customers' behalf	EUR	13 081 thousand
12)	Greek State obligations from subsidies & other	EUR	66 081 thousand
13)	Amounts due from card transactions	EUR	2 869 thousand
14)	Branches receivables	EUR	3 768 thousand
15)	Branches abroad receivables	EUR	27 995 thousand

LIABILITIES

POSITION 1
Amounts owed to credit institutions

a) The amounts owed to Group credit institutions amount to EUR 98 471 thousand.
b) The total amounts owed to credit institutions on 31/12/2002 amounted to EUR 3 422 718 thousand and can be analysed as:

Current (maturing up to 3 months)	EUR	160 218 thousand
Time (up to 3 months)	EUR	3 057 427 thousand
Time (from 3 months to 1 year)	EUR	205 073 thousand
Total	EUR	3 422 718 thousand

POSITION 2
Amounts owed to customers

The total amounts owed to customers amount to EUR 41 445 722 thousand, of which deposits amount to EUR 33 932 708 thousand and Repos amount to EUR 7 336 241 thousand, analysed as follows:

up to 3 months	EUR	34 437 928 thousand
3 months to 1 year	EUR	6 765 351 thousand
over 1 year	EUR	65 670 thousand
Total	EUR	41 268 949 thousand

POSITION 3
Debts evidenced by certificates

The amount of EUR 30 109 thousand in analysed as follows:

A. BONDS		
Former ex-EKTE Debenture loan GBP	EUR	1 376 thousand
Bonds payable	EUR	76 thousand
Dividends payable	EUR	71 thousand
	EUR	1 523 thousand
B. OTHER CERTIFICATES		
Bank bonds former ex-EKTE	EUR	27 566 thousand
Bank bonds former ex-ETEBA	EUR	1 020 thousand
	EUR	28 586 thousand
Total	EUR	30 109 thousand

The remaining debt securities have a maturity of one year with a renewal right.

POSITION 4
Other liabilities

Other liabilities amount to EUR 887 912 thousand, and include the following amounts:

1)	Taxes & duties payable	EUR	158 166 thousand
2)	Amounts owed to social security organisations	EUR	4 606 thousand
3)	Dividends payable	EUR	116 770 thousand
4)	Greek State-other amounts owed	EUR	13 658 thousand
5)	Greek State-obligations arising from collections on its behalf	EUR	4 767 thousand
6)	Obligations arising from collections on behalf of public companies	EUR	184 272 thousand
7)	Auctions proceeds through letters of guarantee or clearance advances	EUR	59 080 thousand
8)	Staff benefits	EUR	9 896 thousand
9)	Creditors for settlement	EUR	1 474 thousand
10)	Amounts owed by former NMB to the European Re-development Fund	EUR	40 196 thousand
11)	Advances from real estate and machines sales	EUR	743 thousand
12)	Amounts arising from SWAP borrowings	EUR	13 032 thousand
13)	OEK Law 1641/86 Loans	EUR	78 094 thousand
14)	Suppliers	EUR	10 202 thousand
15)	Obligations from uncollected credit card instalments	EUR	135 863 thousand
16)	Guarantees received for safe deposit boxes rentals	EUR	951 thousand
17)	Branches obligations in foreign currencies	EUR	18 977 thousand
18)	Collections on behalf of third parties	EUR	(83 745) thousand
19)	Interbranch Accounts	EUR	41 611 thousand
20)	Branches abroad	EUR	41 433 thousand

POSITION 6
a)Article 42ε par.14: The account "Provisions for liabilities and charges " analysed as follows:

a)	Provisions for employee pensions and similar obligations:		
	Network in Greece	EUR	1 912 thousand
	Foreign network	EUR	2 348 thousand
b)	Provisions for taxes:		
	Network in Greece	EUR	3 700 thousand
	Foreign network	EUR	1 063 thousand
c)	Other provisions:		
	Network in Greece	EUR	7 340 thousand
	Foreign network	EUR	2 766 thousand

POSITION 7
Subordinated liabilities

NBG FINANCE PLC, a subsidiary of the Bank, based on an agreement of 25.06.2002 has issued to NBG a subordinated loan of USD 750 000 000 maturing June 2012 callable 5 years from issuance. The balance is recorded in the London Branch's books, amounts to GRD 750 000 thousand and bears interest as at 31.12.2002, 3,8327%.

POSITION 8
a)Article 43α par.1δ: Categories of shares into which the share capital is divided.

Common shares
Number of shares: 231 870 986
Par value: EUR 4,50 each.
Total value: EUR 1 043 419 thousand
During the year, Share Capital has increased by EUR 17 057 thousand because of the merger with ex-ETEBA (EUR 8 086 thousand) and a transfer of EUR 8 971from the share premium account.

OFF-BALANCE SHEET ITEMS

a)Article 117 par.4: Repos of par.2 of this article.

a) The repos of article 117 par.2 are not monitored in the off-balance sheet items.
b) The amounts paid by the customers for the above repos amount to EUR 7 336 241 thousand and are presented under loans and advances to customers.
c) Reverse Repos are presented under position 3a of the Balance Sheet and amount to EUR 4 410 915 thousand.

b)Article 117 par.5: Reverse Repos of par.3 of this article.

The reverse repos of article 117 par.3 are not monitored in the off-balance sheet items.

IV) INFORMATION CONCERNING THE PROFIT AND LOSS ACCOUNT
Article 129 par.4 L. 2190/1920 and par. 4.1.504
Article 1 of P.D. 384/31.12.92

PROFIT AND LOSS ACCOUNT

POSITION 7
Other operating income

The amount of EUR 13 948 thousand analysed as follows:

-Income from the provision of services to third parties	EUR	944 thousand
-Rental income from land and buildings	EUR	5 146 thousand
-Rental income from assets acquired through auctions and sub-leases	EUR	371 thousand
-Safe deposit boxes rental income and custody fees	EUR	1 426 thousand
-Subsidies for expenses	EUR	2 617 thousand
-Other	EUR	3 444 thousand

Of the rentals collected from leased real estate:
- 70% relate to leased real estate in the area of Attica
- 12% relate to leased real estate in the area of Northern Greece
- 5% relate to leased real estate in the area of Peloponnisos
- 3% relate to leased real estate in the area of Crete
- 8% relate to leased real estate in the area of Central Greece
- 2% relate to leased real estate in the other areas of Greece

POSITION 10
Other operating charges

The amount of EUR 13 636 thousand is analysed as follows:

- Stamp duty on rentals	EUR	256 thousand
- Grants, Donations	EUR	3 670 thousand
- Subsidies	EUR	9 688 thousand
- Other	EUR	22 thousand

POSITION 15
Extraordinary income

The amount of EUR 21 366 thousand is analysed as follows:

-Cashier's surplus	EUR	277 thousand
-Refund of prepaid tax and duties except income tax	EUR	1 038 thousand
-Legal expenses adjudicated	EUR	4 thousand
-Interest and commission income relating to prior years	EUR	10 432 thousand
-Collection of amounts written-off	EUR	177 thousand
-Income from provisions relating to prior periods	EUR	8 275 thousand
-Other extraordinary income	EUR	1 163 thousand

ΘΕΣΗ 16
Extraordinary charges

The amount of EUR 43 665 thousand is analysed as follows:

-Interest and commission expenses relating to prior years	EUR	4 974 thousand
-Provisions for general banking and extraordinary risks	EUR	1 934 thousand
-Depreciation of machinery and other machinery located off site	EUR	1 thousand
-Theft - fraud - cashiers' deficits	EUR	482 thousand
-Tax and duties, tax penalties and surcharges relating to prior years (except from income tax)	EUR	1 737 thousand
-Staff and third party fees relating to prior year	EUR	1 299 thousand
-Other extraordinary charges	EUR	30 647 thousand
-Other expenses and third party fees relating to prior years	EUR	1 124 thousand
-Change of foreign branches expenses relating to prior years	EUR	1 401 thousand
- Legal expenses adjudicated	EUR	66 thousand

V) INFORMATION REGARDING THE STAFF

Article 43α par.1-θ: Average staff employed during the year, categories and cost by category.
a) Wages and salaries of staff amounted to EUR 398 401 thousand.
b) Social security contributions for pensions amounted to EUR 148 063 thousand.
c) Other staff costs EUR 57 241 thousand.
d) According to the Personnel Division the change in personnel during 2002 was as follows:

	Accountants Cashiers	Staff with graduate degrees	Messengers Cleaning staff Technicians	Security Workers	ETEBA NBG FRANCE	TOTAL
Opening balance 1.1.2002	8 040	5 789	1 358	26	-	**15 213**
New hires during 2002	165	73	5	1	-	**244**
Hires according to L. 2643/98	7	2	4	-	-	**13**
Absorptions	-	-	-	-	160	**160**
Departures during the year	520	379	24	-	-	**923**
Closing balance 1.1.2003	**7 692**	**5 485**	**1 343**	**27**	**160**	**14 707**

VI) INFORMATION REGARDING SPECIFIC MATTERS
Article 129 par. 3δ, 7στ, ζ, η L. 2190/1920 and par. 4.1.505
Article 1 of P.D. 384/31.12.92

a)Article 129 par.3δ: Assets given as a guarantee on own or third party obligations

Securities held as collateral by the Bank of Greece, Derivatives Clearing House and other banks in order to increase liquidity and margin accounts amounting to EUR 1 838 630 thousand.
Commitments of former ex-EKTE to Bankers Trust amounting to EUR 360 thousand.
Paid-up guarantee to the US government amounting to EUR 954 thousand.

b)Article 129 par.7ζ: Total amount of assets and liabilities denominated in foreign currency after being translated into euros.

Value of assets of domestic branches	EUR	6 876 410 thousand
Value of liabilities of domestic branches	EUR	6 876 410 thousand
Value of off balance sheet items	EUR	11 414 819 thousand

c)Article 129 par.7η: Forward transactions outstanding at the Balance Sheet date.

They are analysed as follows:

Purchases of Interest Rate Futures	EUR	330 000 thousand
Sales of Interest Rate Futures	EUR	6 169 050 thousand
Purchases of Index Futures	EUR	22 918 thousand
Sales of Index Futures	EUR	1 405 thousand
Purchases of Call Options on currencies	EUR	70 196 thousand
Purchases of Put Options on currencies	EUR	71 361 thousand
Sales of Call Options on currencies	EUR	5 721 thousand
Sales of Put Options on currencies	EUR	6 238 thousand
Sales of Call Options ε / interest rates(CAP)	EUR	42 910 thousand
Sales of Put Options ε / interest rates (CAP)	EUR	19 071 thousand
Purchases of Call Options on Index	EUR	13 225 thousand
Purchases of Put Options on Index	EUR	4 784 thousand
Sales of Call Options on Index	EUR	9 751 thousand
Sales of Put Options on Index	EUR	716 thousand
Interest Rate Swaps	EUR	5 712 665 thousand

d)Article 129 par.7-στ: The fact that the Bank provides to third parties management and representation services provided that these services represent a significant proportion of the total activities of the Bank.

These services do not represent a significant proportion of the total activities of the Bank.

VII) OTHER INFORMATION

The following additional information is provided:

1) Asset item 13 Other Assets and Liability item 4 Other Liabilities.
Were reduced respectively by:
α) EUR 523 891 thousand relating to special loans and respectively special deposits.
β) EUR 675 528 thousand relating to consortium loans.
γ) Total EUR 7 362 300 relating respectively to amounts due and owed from Synthetic Swaps.
The above amounts are not shown in the Balance Sheet but Assets and Liabilities are reduced equally instead.

2) Liability item 2α Amounts owed to customers-deposits .They were reduced by EUR 19 thousand with an equal reduction of Asset items 13 Other Assets. It concerns a difference of special loans less special deposits (523 891-523 872=19).
The difference is shown in the account 53.10.00.00.00

VIII) APPROVAL AND AUDIT OF THE APPENDIX

The Appendix was approved by the Bank's Board of Directors during the meeting No 1216/20.02.2003

Athens, 20 February 2003

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS VAS. KARATZAS	THEODOROS NIK. PANTALAKIS	ANTHIMOS KON. THOMOPOULOS	IOANNIS PAN. KYRIAKOPOULOS

It is certified that the above Appendix consisting of eighteen (18) pages and two (2) tables, is the same mentioned in the Auditors' Report dated 20 February 2003.

Athens, 20 February 2003
CERTIFIED PUBLIC ACCOUNTANTS-AUDITORS

SPIROS KORONAKIS	VASSILIOS D. PAPAGEORGAKOPOULOS	GEORGIOS KAMPANIS
Reg. No ICPAG 10991	Reg. No ICPAG 11681	Reg. No ICPAG 10761

SOL S.A. DELOITTE & TOUCHE S.A.

TABLE A1

5. DEBT SECURITIES INCLUDING FIXED INCOME SECURITIES

in EUR thousand	31/12/2002	31/12/2001	change 2002/2002	
Issued by Government	14 849 648	12 941 197	1 908 451	14,75%
Company Bonds *	2 543 507	1 907 953	635 554	33,31%
Other Issuers	38 776	249 944	-211 168	-84,49%
Total	**17 431 931**	**15 099 094**	**2 332 837**	**15,45%**

* Includes subordinated debt issued by subsidiaries Saba € 2 897 thousand and NBG (Cyprus) LTD € 8 500 thousand.

6. SHARES AND OTHER VARIABLE YIELD SECURITIES

in EUR thousand	31/12/2002	31/12/2001	change 2002/2002	
Dividends due	29	0	29	-
Mutual Fund units Local	124 678	149 397	-24 719	-16,55%
Mutual Fund units abroad	30 534	30 286	248	0,82%
Equity securities listed on the stock exchange	115 781	200 892	-85 111	-42,36%
Non-listed equity securities issued by companies in Greece	17 639	7 422	10 217	137,66%
Non-listed equity securities issued by companies outside Greece	618	12 006	-11388	-94,85%
Variable yield securities	0	151 938	-151 938	-
Held by branches abroad	9	20	-11	-55,00%
Total	**289 288**	**551 961**	**-262 673**	**-47,58%**

7. PARTICIPATING INTERESTS

in EUR thousand	31/12/2002	31/12/2001	change 2002/2002	
Listed equity securities issued by companies in Greece	224 829	217 781	7 048	3,24%
Non-listed equity securities issued by companies in Greece	77 205	77 623	-418	-0,54%
Participations in companies in Greece	870	871	-1	-
Held by branches abroad	58	59	-1	-
Total	**302 962**	**296 334**	**6 628**	**2,24%**

8. SHARES IN AFFILIATED UNDERTAKINGS

in EUR thousand	31/12/2002		31/12/2001		change 2002/2002	
Listed shares	918 848		1 112 977			
Non-listed shares	129 548		133 130			
Less installments due	-40 088	1 008 308	-30 080	1 216 027	-207 719	-17,08%
Non-listed equity securities issued by companies outside Greece		498 028		452 552	45 476	10,05%
Held by branches abroad		37 048		0	37 048	-
Total		**1 543 384**		**1 668 579**	**-125 195**	**-7,50%**

TABLE B1

TABLE OF CHANGES OF

TANGIBLE ASSETS AND INTANGIBLE ASSETS

amounts in EUR thousand

	ACQUISITION COST 31.12.2001	PERIOD RURCHASES	FROM MERGER	REVALUATION ARTICLE 28 L 309/02	PERIOD DEDUCTIONS diff in total	PERIOD SALES	ADDITIONS AND IMPROVEMENTS	TOTAL AS AT 31.12.2002	DEPRECIATION AS AT 31.12.2001	FROM MERGER	DEPRECIATION DEDUCTIONS	DEPRECIATION AS AT 31.12.2002	TOTAL DEPRECIATION AS AT 31.12.2002	NET BOOK VALUE 31.12.2002
Land	169 810	1 577	8 917	80 052	27	4 983	2 713	258 059	-	-	-	-	-	258 059
Buildings	261 849	2 672	12 238	131 779	531	1 628	29 270	435 649	189 276	10 107	943	12 571	211.011	224 638
Furniture, computers and other equipment	246 601	20 319	4 272	-	1 085	11 540	217	258 784	162 751	3 282	12 373	35 269	188 929	69 855
Other tangible assets	9 662	800	432	-	63	837	220	10 214	6 093	192	478	857	6 664	3 550
Enstablishment costs	3 836	46	1 395	-	10	8	517	5 776	-	-	-	-	-	5 776
Intangible assets	*204 935*	*16 936*	2 371	-	*2 559*	*491*	*99 401*	*320 593*	*108 582*	-	*20 448*	*28 895*	*117 029*	*203 564*
	896 693	**42 350**	**29 625**	**211 831**	**4 275**	**19 487**	**132 338**	**1 289 075**	**466 702**	**13 581**	**34 242**	**77 592**	**523 633**	**765 442**

APPENDIX
TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
OF NATIONAL BANK OF GREECE S.A.

In accordance with the provisions of articles 130 and 107, other provisions they refer to and other relevant provisions of Codified Law 2190/1920 "For Societes Anonymes".

A. INFORMATION REGARDING THE LEGAL PREPARATION AND STRUCTURE OF THE CONSOLIDATED FINANCIAL STATEMENTS

1. Article 100 par.5 *Departure from the relevant provisions of articles 101 to 107 for the preparation of the annual Consolidated Financial Statements that was considered necessary for the presentation of the true and fair position as stipulated by par.3 of article 100.*
- There has been no departure.

2. Article 101 par.1 and 42β par.1 *Departure from the principle of consistency of structure and presentation of the Consolidated Balance Sheet and of the Consolidated Profit and Loss account.*
- Structure and appearance are in accordance with the Banking Industry Chart of Accounts.

3. Article 101 par.1 and 42β par.2 *Assets or liabilities related to more than one obligatory account.*
- None.

4. Article 101 par.1 and 42β par.3 *Adjustment of the structure and titles of accounts of the Consolidated Balance Sheet with Arabic numbering, when necessitated by the special nature of Group companies.*
- None.

5. Article 101 par.1 and 42β par.4 *Condensation of consolidated Balance Sheet Accounts that correspond to Arabic numbers, as required by this provision.*
- None.

6. Article 101 par.1 and 42β par.5 *Reclassifications of certain amounts of the comparative balance sheet and income statement in order to be similar and comparable to the amounts reported in 2002.*
- In order for the comparative balance sheet and income statement to become similar and comparable to the corresponding balances of the current year, the adjustments made are as follows (amounts in EUR thousand):

Balance Sheet accounts	
Increase:	
➢ Participating interests (item 7 in Assets)	696
Decrease:	
➢ Shares and other variable yield securities (item 6 in Assets)	696
Off-Balance Sheet accounts	
Increase:	
➢ Other off balance sheet items	
▪ Items in custody and safekeeping (item 3a)	1 547 946
▪ Credit memo accounts (3c)	1 174
Profit and Loss Account	
Increase:	
➢ Income from securities	
▪ Income from shares and other variable-yield securities (item 3a)	13
➢ Other operating income (item 7)	1 613
General administrative expenses	
▪ Staff costs (position 8a)	
Other charges	38
▪ Other Administrative Expenses (position 8b)	
o Other fees to third parties	7 254
➢ Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments (item 11,12)	440
➢ Extraordinary profit (item 17)	13
Decrease:	
➢ Commissions receivable (item 4)	1 626
➢ Other administrative expenses	
▪ Service fees	7 262
➢ Other operating charges (item 10)	30
➢ Extraordinary income (item 15)	13

➢ Extraordinary charges (item 16)	440

B. INFORMATION REGARDING COMPANIES INCLUDED IN THE CONSOLIDATION OR EXEMPTED FROM CONSOLIDATION

1. Article 107 par.1β *Companies included in the consolidation of 31.12.2002.*
➢ See attached table No. 1.

2. Article 107 par.1γ *Subsidiary or sub-subsidiary companies that were excluded from the full consolidation in accordance with the provisions of articles 97 or 98 (different activities) of L. 2190/20.*
➢ See attached table No. 2.

3. Article 104 par. 9 *Change in companies consolidated, compared to the prior year.*
➢ From the companies included in the consolidation 31.12.2001, "Banque Nationale de Grece (France)" and National Investment Bank for Industrial Development S.A. (ETEBA) were absorbed by National Bank of Greece, while "National Investment Company S.A." previously fully consolidated was included in the financial statements of 31.12.2002 with the equity method of accounting (see table 8).
Also, the companies "NBG Luxembourg Holding S.A.", "NBG Luxfinance Holding S.A.", "NBG Asset Management S.A.S." and "NBG International Asset Management" were consolidated for the first time on 30.6.2002 while the company "I-VEN S.A." is consolidated for the first time as at 31.12.2002.

4. Article 107 par.1δ *Affiliates of the companies fully consolidated.*
➢ See attached table No. 3.

C. INFORMATION REGARDING PARTICIPATING INTERESTS OF MORE THAN 10% HELD BY GROUP COMPANIES.

Article 107 par.1ε *Companies whose shares are held, at a percentage of more than 10% by companies included in or exempted from consolidation, in accordance with article 98 (due to different activities).*
➢ See attached table No. 4.

D. INFORMATION AND ANALYSIS REGARDING CERTAIN BALANCES OF THE CONSOLIDATED FINANCIAL STATEMENTS.

1. Article 103 par.4 *Analysis of "Consolidation Differences" distinguishing between initial differences, changes thereafter and the year end amounts of the current year.*
➢ See attached table No. 5.

2. Article 103 par.4 last quotation *Any adjustments in the value of the elements of the consolidated balance sheet, due to their direct recording under "Netting-off differences".*
➢ None.

3. Article 106 par.2 *Presentation in the consolidated balance sheet of participating interests in affiliates and companies exempted from the consolidation.*
➢ The equity method of consolidation is used to account for participating interests in affiliates. These participations are carried in the consolidated balance sheet at acquisition cost as at 31.12.2002. The fair value of the Group's investment portfolio is lower than its historical cost, by approximately € 359 million. This difference relates to non-financial sector subsidiaries and affiliates, which were not included in the consolidated financial statements of the NBG Group. In view of the adoption of the International Financial Reporting Standards as of 31.12.2003, these companies will be included in the consolidated financial statements and the above difference, which mainly represents Goodwill, will be calculated in accordance with the rules of the applicable Standard and the required adjustments, if any, will be accounted for through the transition account. On this basis, a provision against consolidated income is not considered necessary.

4. Article 42ε par.8 (and 130 par.4) *Fixed assets movement during the current year.*
➢ The fixed assets movement is shown in the attached table No. 6.

5. Article 43α par.ιστ *Treasury shares movement during the current year*
➢ The change in Group treasury shares is due to the purchase of 213 230 shares by "Ethniki Kefalaiou Management of Assets and Liabilities Co." at EUR 3 092 thousand.

6. Article 129 par.7δ *Other assets (amounts in EUR thousand)*
Other assets totalled EUR 574 632 thousand and may be analysed as follows:

- Fixed assets acquired through foreclosures	102 251
- Tax prepayments and other recoverable taxes	198 903
- Other claims against the state	69 567
Other	203 911
Total	574 632

7. Article 107 par.1στ (and 129 par.3α) *Analysis of term liabilities (amounts in EUR thousand)*

a) The total amount owed to credit institutions by the Group amounted to EUR 4 195 601 thousand and can be analyzed as follows:

- up to one year	3 490 843
- from one year to five years	567 366
- over five years	137 392
Total	4 195 601

b) The total amount owed to customers by the Group amounted to EUR 44 801 436 thousand and can be analyzed as follows:

- up to one year	44 246 555
- from one year to five years	554 881
- over five years	-
Total	44 801 436

8. Article 129 par.7δ Analysis of other liabilities.

➢ Group's other liabilities totalled EUR 1 403 755 thousand and may be analysed as follows:

Tax and Duties payable	170 888
Insurance and pension contributions payable	6 747
Liabilities arising from collections on behalf of Third Parties	114 922
Dividends payable	114 521
Other	996 677
Total	1 403 755

9. Article 107 par.1ζ *Financial commitments of the consolidated companies, not shown in the consolidated balance sheet.*

➢ There are no such cases.

10. Article 107 par.1η *Turnover analysis by category and geographical concentration of activities in € thousand.*

➢ See the attached table No. 7.

11. Article 42ε par.15β Analysis of Extraordinary income, extraordinary charges and extraordinary profit.

➢ Extraordinary income totalled EUR 42 334 thousand and can be analysed as follows:

Non operating income	1 722
Income received relating to prior periods	12 540
Income relating prior period provisions	28 072
Total	42 334

➢ Extraordinary charges totaled EUR 46 499 thousand and can be analysed as follows:

Non operating expenses	(33 713)
Expenses relating to prior periods	(10 720)
Provision for extraordinary expenses	(2 064)
Fixed asset depreciation not included in the operating cost	(2)
Total	(46 499)

➢ Extraordinary profit totaled EUR 35 477 thousand and can be analysed as follows:

Profits on sale of assets	36 308
Losses on sale of assets	(409)
Other extraordinary profit	951
Other extraordinary loss	(1 373)
Total	35 477

11. Article 107 par.1ιδ *Information provided to shareholders, partners and third parties in order to achieve a true and fair view.*

Subordinated Liabilities (EUR 750 000 thousand)

NBG FINANCE, NBG's subsidiary, issued in 2002 a MTN of EUR 750 000 000, guaranteed by the parent Bank. The relevant amount is posted under item 7 of Liabilities.

E. INFORMATION REGARDING VALUATION METHODS

Article 107 par.1a *For assets included in the consolidated balance sheet, the methods applied for their valuation, the methods of calculating depreciation and provisions and the foreign currency translation into euro of the financial statements prepared in foreign currencies.*

➢ For the valuation of the assets of domestic subsidiaries, the relevant legislative provisions are applied. Details are mentioned in their individual appendices. Pursuant to the provisions of article 28 of Law 3091/2002, land and buildings owned and used by the Bank were revalued to their statutorily determined property prices as at 31.12.2002. The revaluation surplus thus arising amounted to EUR 211 831 thousand and was set off against the valuation losses of the Bank's trading portfolio amounting to EUR 211 299 thousand.

- Foreign subsidiaries were included in the Bank's consolidated financial statements, using the fixing rate of foreign currencies prevailing at the year end.

F. INFORMATION REGARDING ANY DEPARTURES FROM THE VALUATION AND CONSOLIDATION PROVISIONS

1. Article 43 par.2 (in conjunction with article 105 par.1) *Departures from the valuation principles of article 43 and their effects on the structure, the financial position and the profit and loss of the consolidated financial statements.*

- None.

2. Article 104 par.2 *Departures from the principle of the standard application of the consolidation methods.*

- None.

3. Article 104 par.4 *Departures from the principle of eliminating intercompany profits or losses, when the relevant transactions took place at arms length and the elimination involves disproportional expenses as* permitted in this paragraph.

- None.

4. Article 104 par.7 *Permitted departures that may exist between the dates of the consolidated and the annual financial statements.*

- None.

5. Article 104 par.7 *Significant events, which occurred during the period between the publishing of the annual financial statements of the subsidiaries and the publishing of the consolidated financial statements and were not taken into consideration during consolidation.*

- None.

G. OTHER INFORMATION

1. Article 107 par.1θ *Average personnel employed by the consolidated companies during the current year, analyzed by category, and total staff costs and social security contributions paid.*

- The wages and salaries of the staff employed by the consolidated companies, during the year 2002, amounted to EUR 487 million approximately.
- The social security contributions for pensions amounted to EUR 159 million approximately.
- Other staff costs amounted to EUR 72 million approximately.
- For the year 2002, the average number of employees was 20 146 persons.

2. Article 107 par.1ικ and 1ια *Tax charges likely to arise from potential departures from the valuation method provided by article 43 or from the application of article 105 par. 4.*

- Such tax charges are unlikely to arise.

Athens, 20 February 2003

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE GROUP CHIEF ACCOUNTANT
THEODOROS V. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

This consolidated appendix, which consists of 9 pages and 8 tables, is the same as the one mentioned in our Auditors' Report dated 20 February 2003 and concerns the consolidated financial statements of the Group of the NATIONAL BANK OF GREECE S.A. at 31.12.2002.

Athens, February 20, 2003

CERTIFIED PUBLIC ACCOUNTANTS – AUDITORS

SPIROS D. KORONAKIS Reg. No ICPAG 10991	VASSILIOS D. PAPAGEORGAKOPOULOS Reg. No ICPAG 11681	GEORGIOS D. KAMPANIS Reg. No ICPAG 1076
SOL S.A.		DELOITTE & TOUCHE S.A.

TALBE No 1

SUBSIDIARY COMPANIES INCLUDED IN THE CONSOLIDATION OF 31.12.2002
(Article 107 par. 1β)

EUR thousand

S/N	CONSOLIDATED SUBSIDIARY NAME	HEADQUARTERS	TOTAL EQUITY	PROFIT OR (LOSS) BEFORE TAX	CONSOLIDATED SUBSIDIARY NAME THAT OWNS THE SHARES	PARTICIPATING INTEREST %
			BALANCE SHEET at 31.12.2002			
1	NATIONAL SECURITIES COMPANY S.A.	ATHENS	21 748	1 279	NATIONAL BANK OF GREECE S.A.	100.00
2	ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.	ATHENS	184 682	(47 433)	NATIONAL BANK OF GREECE S.A.	100.00
3	DIETHNIKI MUTUAL FUNDS MANAGEMENT S.A.	ATHENS	4 035	(3 723)	NATIONAL BANK OF GREECE S.A.	81.00
					ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.	17.10
					NBG BANCASSURANCE INSURANCE BROKERS S.A.	1.90
4	NATIONAL MANAGEMENT & ORGANIZATION CO. S.A.	ATHENS	17 600	(4 455)	NATIONAL BANK OF GREECE S.A.	100.00
5	ETHNIKI LEASING S.A.	ATHENS	30 916	2 276	NATIONAL BANK OF GREECE S.A.	93.33
					ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.	6.67
6	NATIONAL MUTUAL FUNDS MANAGEMENT S.A.	ATHENS	1 193	10	NATIONAL BANK OF GREECE S.A.	100.00
7	ETHNIKI VENTURE CAPITAL CO S.A.	ATHENS	1 043	399	NBG INTERNATIONAL	100.00
8	NATIONAL REGIONAL DEVELOPMENT CO OF NORTHERN GREECE S.A. V.C.	THESSALONIKI	8 393	194	NATIONAL BANK OF GREECE S.A.	65.00
9	N.B.G. BALKAN FUND L.T.D	CYPRUS	14 641	(173)	NATIONAL BANK OF GREECE S.A.	100.00
10	N.B.G GREEK FUND L.T.D	CYPRUS	41 580	(618)	NATIONAL BANK OF GREECE S.A.	100.00
11	ETEBA Emerging Markets Fund L.T.D	CYPRUS	2 927	(11)	NATIONAL BANK OF GREECE S.A.	100.00
12	ETEBA Estate Fund L.T.D	CYPRUS	2 927	(11)	NATIONAL BANK OF GREECE S.A.	100.00
13	ETEBA Venture Capital Management Company	CYPRUS	(5)	(10)	NATIONAL BANK OF GREECE S.A.	100.00
14	NBG BANCASSURANCE INSURANCE BROKERS S.A.	ATHENS	1 052	1 288	NATIONAL BANK OF GREECE S.A.	99.70
					ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.	0.30
15	ATLANTIC BANK OF NEW YORK	NEW YORK U.S.A.	194 096	40 223	NATIONAL BANK OF GREECE S.A.	100.00
16	NATIONAL BANK OF GREECE (CANADA)	MONTREAL CANADA	24 797	4 100	NATIONAL BANK OF GREECE S.A.	100.00
17	THE SOUTH AFRICAN BANK OF ATHENS LTD	JOHANNESBURG SOUTH AFRICA	2 866	(2 205)	NATIONAL BANK OF GREECE S.A.	85.49
					ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.	13.60
18	NATIONAL BANK OF GREECE (CYPRUS) LTD	NICOSIA	52 811	6 686	NATIONAL BANK OF GREECE S.A.	100.00
19	NATIONAL SECURITIES CO (CYPRUS) LTD	CYPRUS	844	(120)	NATIONAL BANK OF GREECE (CYPRUS) LTD	60.00
					NATIONAL SECURITIES COMPANY S.A.	40.00
20	NBG MANAGEMENT SERVICES LTD	CYPRUS	1 433	436	NATIONAL BANK OF GREECE S.A.	100.00
21	STOPANSKA BANKA A.D. - SKOPJE	SKOPJE	57 494	(1 249)	NATIONAL BANK OF GREECE S.A.	71.20
22	UNITED BULGARIAN BANK A.D.	BULGARIA	129 825	19 233	NATIONAL BANK OF GREECE S.A.	89.91
23	N.B.G. INTERNATIONAL LONDON	LONDON	19 108	1 740	NATIONAL BANK OF GREECE S.A.	100.00
24	NBG I NTERNATIONAL INC	NEW YORK U.S.A.	1 202	(502)	NBG INTERNATIONAL LONDON	100.00
25	NBG INTERNATIONAL PRIVATE EQUITY LIMITED	LONDON	155	9	NBG INTERNATIONAL LONDON NBG I GP	100.00
26	N.B.G FINANCE P.L.C LONDON	LONDON	120	22	NATIONAL BANK OF GREECE S.A.	100.00
27	INTERLEASE AD	BULGARIA	175	903	NATIONAL BANK OF GREECE S.A.	87.50
28	ETEBA Bulgaria A.D	BULGARIA	461	(69)	NATIONAL BANK OF GREECE S.A.	92.00
					NATIONAL SECURITIES COMPANY S.A.	8.00
29	ETEBA Romania	ROMANIA	462	(49)	NATIONAL BANK OF GREECE S.A.	100.00
30	ETEBA ADVISORY SRL	ROMANIA	(13)	(37)	ETEBA ROMANIA	100.00
31	N.B.G.I JERSEY LIMITED	LONDON	(32)	(26)	N.B.G. INTERNATIONAL LONDON	100.00
32	NBG LUXEMBOURG	LUXEMBOURG	182	110	NATIONAL BANK OF GREECE S.A.	94.67
					DIETHNIKI MUTUAL FUNDS MANAGEMENT S.A.	5.33
33	NBG LUXFINANCE	LUXEMBOURG	613	453	NATIONAL BANK OF GREECE S.A.	94.67
					DIETHNIKI MUTUAL FUNDS MANAGEMENT S.A.	5.33
34	NBG ASSET MANAGEMENT	PARIS	56	1	NATIONAL BANK OF GREECE S.A.	100.00
35	NBG I ASSET MANAGEMENT	PARIS	1 323	(177)	NATIONAL BANK OF GREECE S.A.	100.00
36	I-VEN	ATHENS	179	(634)	N.B.G GREEK FUND L.T.D	100.00
	TOTAL		**820 889**	**17 860**		

TABLE No 2

SUBSIDIARY COMPANIES WHICH WERE EXCLUDED FROM THE CONSOLIDATION OF 31.12.2002
(Article 107 par. 1y)

EUR thousands

EUR thousand

S/N	NON CONSOLIDATED SUBSIDIARIES	HEADQUARTERS	TOTAL EQUITY	PROFIT (LOSS) BEFORE TAX	CONSOLIDATED COMPANY NAME THAT OWNS THE SHARES	DIRECT PARTICIPATING INTEREST %	GROUP PARTICIPATING INTEREST %	REASON FOR EXCLUSION FROM CONSOLIDATION	PROPORTION OF EQUITY IN THE PARTICIPATION (3x7)	ACQUISITION COST OF PARTICIPATION AT 31.12.02	PROPORTION IN COST OF PARTICIPATION AT 31.12.02	DIFFERENCE (9-11)
			BALANCE SHEET AT 31.12.01									
	1	2	3	4	5	6	7	8	9	10	11	12
1	GREEK HOTELS AND TOURIST COMPANIES OF GREECE	ATHENS	2 002	(41)	NATIONAL BANK OF GREECE S.A.	100.00	100.00	DIFFERENT LINE OF BUSINESS	2 002	2 984	2 984	(982)
2	ETHNIKI HELLENIC GENERAL INSURANCE S.A.	ATHENS	104 140	30 883	NATIONAL BANK OF GREECE S.A.	73.54	73.54	DIFFERENT LINE OF BUSINESS	76 585	229 917	229 917	(153 332)
3	ERMIONI S.A.	ATHENS	1 868	(25)	NATIONAL BANK OF GREECE S.A.	99.91	99.91	DIFFERENT LINE OF BUSINESS	1 866	1 937	1 937	(71)
4	GRAND HOTEL-SUMMER PALACE SA	ATHENS	6 837	908	NATIONAL BANK OF GREECE S.A.	100.00	100.00	DIFFERENT LINE OF BUSINESS	6 837	5 781	5 781	1 056
5	ETHNODATA SA	ATHENS	7 204	208	NATIONAL BANK OF GREECE S.A.	98.41	100.00	DIFFERENT LINE OF BUSINESS	7 204	6 062	6 062	1 142
					NATIONAL MANAGEMENT & ORGANIZATION CO S.A.	1.59	100.00	DIFFERENT LINE OF BUSINESS	0	98	98	(98)
6	OLYMPIAS TOURISM HOTELS	ATHENS	3 548	0	NATIONAL BANK OF GREECE S.A.	100.00	100.00	DIFFERENT LINE OF BUSINESS	3 548	3 553	3 553	(5)
7	NATIONAL REAL ESTATE	ATHENS	273 994	5 901	NATIONAL BANK OF GREECE S.A.	79.54	79.54	DIFFERENT LINE OF BUSINESS	217 935	357 579	357 579	(139 644)
8	ASTIR Vouliagmenis	ATHENS	135 215	7 008	NATIONAL BANK OF GREECE S.A.	76.71	76.71	DIFFERENT LINE OF BUSINESS	103 723	192 930	192 930	(89 207)
9	ASTIR Alexandroupolis	ATHENS	4 582	151	NATIONAL BANK OF GREECE S.A.	100.00	100.00	DIFFERENT LINE OF BUSINESS	4 582	4 017	4 017	565
10	KADMOS S.A.	ATHENS	1 645	(26)	NATIONAL BANK OF GREECE S.A.	98.17	98.17	DIFFERENT LINE OF BUSINESS	1 615	1 684	1 684	(69)
11	NBG TRAINING CENTER	ATHENS	308	(11)	NATIONAL BANK OF GREECE S.A.	98.00	100.00	DIFFERENT LINE OF BUSINESS	308	115	115	193
					ETHNIKI KEFALAIOY	2.00	100.00	DIFFERENT LINE OF BUSINESS	0	3	3	(3)
12	AUDATEX HELLAS	ATHENS	888	(205)	ETHNIKI HELLENIC GENERAL INSURANCE S.A.	70.00	51.48	DIFFERENT LINE OF BUSINESS	457	1 062	781	(324)
13	GARANTA S.A ROMANIA	ATHENS	(19)	(730)	ETHNIKI HELLENIC GENERAL INSURANCE S.A.	52.84	38.86	DIFFERENT LINE OF BUSINESS	(7)	1 518	1 116	(1 124)
14	NATIONAL ARTS COMPANY S.A.	ATHENS	626	(124)	NATIONAL BANK OF GREECE S.A.	100.00	100.00	DIFFERENT LINE OF BUSINESS	626	750	750	(124)
					ETHNIKI KEFALAIOY	0.00	100.00	DIFFERENT LINE OF BUSINESS	0			0
15	DATAPLAN S.A.	ATHENS	127	63	EΘNODATA	100.00	100.00	DIFFERENT LINE OF BUSINESS	127	474	474	(347)
16	EΘNOPLAN	ATHENS	νεοσ.		EΘNODATA	60.00	60.00	DIFFERENT LINE OF BUSINESS				0
17	DIONYSOS S.A.	ATHENS	858	(44)	NATIONAL REAL ESTATE	99.86	79.43	DIFFERENT LINE OF BUSINESS	682	33 194	26 403	(25 721)
18	ETHNIKI REAL ESTATE & TOURIST COMPANY S.A.	ATHENS	15 940	326	GREEK HOTELS AND TOURIST COMPANIES OF GREECE	100.00	100.00	DIFFERENT LINE OF BUSINESS	15 940	1 220	1 220	14 720
19	EKTENEPOL CONSTRUCTION COMPANY	ATHENS	10 699	1 877	NATIONAL REAL ESTATE	100.00	79.54	DIFFERENT LINE OF BUSINESS	8 510	47 947	38 137	(29 627)
20	MORTGAGE TOURIST PROTYPOS S.A.	ATHENS	26 476	(2 795)	NATIONAL REAL ESTATE	100.00	79.54	DIFFERENT LINE OF BUSINESS	21 059	75 686	60 201	(39 141)
21	ETHNIKI HOTEL TOURIST & REAL ESTATE INVESTMENTS S.A.	ATHENS	νεοσ.		NATIONAL BANK OF GREECE S.A.	99.95	99.99	DIFFERENT LINE OF BUSINESS				0
					NATIONAL REAL ESTATE	0.05	99.99	DIFFERENT LINE OF BUSINESS	0			0
22	HELLENIC TOURIST CONSTRUCTIONS S.A.	ATHENS	25 383	(25)	NATIONAL REAL ESTATE	77.76	61.85	DIFFERENT LINE OF BUSINESS	15 700	19 871	15 805	(106)
23	NBG GP Ltd	LONDON	2	0	NBG INTERNATIONAL	100.00	100.00	DIFFERENT LINE OF BUSINESS	2	2	2	0
24	NBGI FOUNDER PARTNER LTD	LONDON	2	0	NBG GP.	100.00	100.00	DIFFERENT LINE OF BUSINESS	2	2	2	0
25	BROKERS SB AD	SKOPJE	199	(65)	STOPANSKA BANKA AD	100.00	71.20	DIFFERENT LINE OF BUSINESS	142	199	142	0
26	STOBA STOPANSKA BANKA DOOEL	SKOPJE	3	(6 948)	STOPANSKA BANKA AD	100.00	71.20	DIFFERENT LINE OF BUSINESS	2	4	3	(1)
27	E-FORMATION SA (SKOPJE)	SKOPJE	νεοσ.		ETHNODATA	60.00	60.00	DIFFERENT LINE OF BUSINESS				0
28	E-FORMATION (SOFIA)	SOFIA	νεοσ.		ETHNODATA	60.00	60.00	DIFFERENT LINE OF BUSINESS				0
29	ETHNIKI GENERAL INSURANCE (CYPRUS)	NICOSIA	2 009	(152)	NATIONAL SECURITIES CYPRUS	100.00	75.66	DIFFERENT LINE OF BUSINESS	1 520	698	513	1 007
30	NATIONAL SECURITIES CYPRUS	NICOSIA	6 002	324	ETHNIKI HELLENIC GENERAL INSURANCE S.A.	92.00	75.66	DIFFERENT LINE OF BUSINESS	4 541	3 605	2 651	1 890
					NATIONAL BANK OF GREECE (CYPRUS)	8.00	75.66	DIFFERENT LINE OF BUSINESS	0	698	698	(698)
								TOTAL	**495 505**	**993 589**	**955 557**	(460 052)

* In the case, where the proportion of equity is negative, as a negative difference, only the asquisition cost of the participation was taken into consideration.

TABLE No 3

EUR thousands

AFFILIATES OF THE COMPANIES INCLUDED IN THE CONSOLIDATION AT 31.12.2002
(Article 107 par. 15 and 106 par.2)

									EUR thousand
S/N	AFFILIATES	HEADQUARTERS	TOTAL EQUITY	PROFIT (LOSS) BEFORE TAX	CONSOLIDATED COMPANY NAME THAT OWNS THE SHARES	PARTICIPATING INTEREST %	PROPORTION OF EQUITY IN THE PARTICIPATION (3x6)	ASQUISITION COST OF THE PARTICIPATION AT 31.12.02	DIFFERENCE (7-8)
			AFFILIATE 'S BALANCE SHEET At 31-12-01						
	1	2	3	4	5	6	7	8	9
1	SIEMENS S.A.	THESSALONIKI	28 503	24 602	NATIONAL BANK OF GREECE S.A.	30.000	8 551	9 383	(832)
2	A.G.E.T HERACLES	LYKOVRISI	196 428	57 903	NATIONAL BANK OF GREECE S.A.	27.020	53 075	224 829	(171 754)
3	LARKO METALOURGICAL COMPANY S.A.	ATHENS	70 618	(27 986)	NATIONAL BANK OF GREECE S.A.	36.430	25 726	4 346	21 380
4	BANKING INFORMATION SYSTEMS (TEIRESIAS) S.A.	ATHENS	2 629	474	NATIONAL BANK OF GREECE S.A.	39.340	1 034	354	680
5	EVIOP TEMPO S.A.	VASILIKO	21 846	2 524	NATIONAL BANK OF GREECE S.A.	28.280	6 178	2 848	3 330
6	HELLENIC COUNTRYSITES	ATHENS	2 663	(60)	NATIONAL BANK OF GREECE S.A.	20.230	539	340	199
7	HELLENIC SPINNING MILLS OF PELLA	THESSALONIKI	2 134	(1 893)	NATIONAL BANK OF GREECE S.A.	20.885	446	791	(345)
8	ELSA S.A.	ATHENS	15 801	697	NATIONAL BANK OF GREECE S.A.	18.700	2 955	1 104	1 851
9	MEVIOR S.A.	THESSALONIKI	2 880	382	NATIONAL BANK OF GREECE S.A.	21.290	613	297	316
10	FIN TRUST S.A.	ATHENS	2 685	111	NBG GREEK FUND	37.600	1 010	1 625	(615)
11	PHOSPHATE FERTILISERS INDUSTRIES S.A.	ATHENS	107 112	2 979	NATIONAL BANK OF GREECE S.A.	24.230	25 953	40 158	(14 205)
12	PLANET S.A.	ATHENS	6 982	748	NATIONAL BANK OF GREECE S.A.	25.000	1 746	3 086	(1 340)
13	SOCIAL SECURITIES FUND MANAGEMENT	ATHENS	1 176	–	NATIONAL BANK OF GREECE S.A.	40.000	470	470	0
14	"YES" GREEK LEASING GROUP	ATHENS	2 992	60	NATIONAL BANK OF GREECE S.A.	49.000	1 466	1 438	28
15	AGRIS S.A.	THESSALONIKI	4 928	1 328	N.B.G GREEK FUND	25.190	1 241	2 098	(857)
16	DOVERIE BRICO AD	BULGARIA	7 831	977	NBG BALKAN FUND	31.090	2 435	2 336	99
17	INFORM LYKOS	ROMANIA	(1 544)	(73)	NBG BALKAN FUND	25.000	(386)	1 420	(1 420)
18	LYKOS PAPERLESS SOLUTIONS S.A.	ATHENS	newly est.		NATIONAL BANK OF GREECE S.A.	30.000			
						ΣΥΝΟΛΟ	133 051	296 923	(163 486)

TABLE No 4

COMPANIES OWNED BY COMPANIES OF THE GROUP OF NBG
THAT ARE INCLUDED IN THE CONSOLIDATION OR ARE EXCLUDED (Article 98)
AT A PERCENTAGE MORE THAN 10%
(Article 107 par. 1ε)

EUR thousand

BALANCE SHEET 31-12-2001					
S/N	**NAME**	**HEADQUARTERS**	**TOTAL EQUITY**	**PROFIT (LOSS) BEFORE TAX**	**PARTICIPATING INTEREST %**
1	CENTRAL SHARE REGISTRY S.A.	ATHENS	59 672	8 244	12.22
2	"DIAS" INTERBANK SYSTEMS S.A.	ATHENS	30 143	3 340	12.26
3	"KEM" METALLIZATION CENTER S.A.	ATHENS	13 820	779	10.77
4	OTENET S.A.	ATHENS	8 784	(2 031)	10.00
5	GENERAL CABLES	ATHENS	16 644	1 344	12.62
6	SPRAY PACK S.A.	ATHENS	1 927	85	17.59
7	BARING HELLENIC FINANCING INVESTMENTS S.A.	ATHENS	4 231	5 453	17.78
8	ACTION PLAN S.A.	ATHENS	(3 197)	(1 990)	15.00
9	ELLINIKES ALIKES SA	MESSOLOGI	11 042	952	16.06
10	EUROPE A.E.G.A	ATHENS	6 148	765	30.00
11	FORTH PHOTONICS	UNITED KINGDOM	2 660	0	47.00
12	COSMOONE HELLAS MARKET SITE	ATHENS	5 258	(2 079)	15.00
13	THETA S.A.	CYPRUS	νεοσ.		15.79

TABLE No 5

ANALYSIS OF "CONSOLIDATION DIFFERENCES" AT 31.12.2002
(Article 103 par. 4)

EUR thousand

S/N	CONSOLIDATED SUBSIDIARY COMPANIES	GOODWILL ON CONSOLIDATION AT 31.12.2001	CHANGES DURING 2002	GOODWILL ON CONSOLIDATION AT 31.12.2002
1	NATIONAL INVESTMENT BANK OF INDUSTRIAL DEVELOPMENT S.A.	(186 204)	186 204	0
2	NATIONAL COMPANY OF PORTFOLIO INVESTMENT S.A.	4 928	(4 178)	750
3	NATIONAL SECURITIES S.A.	99	1 243	1 342
4	ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.	(4 761)	1	(4 760)
5	DIETHNIKH MUTUAL FUND MANAGEMENT S.A.	(8 392)	1 117	(7 275)
6	NATIONAL MANAGEMENT AND ORGANISATION COMPANY (ETHNOKARTA)	(2 115)	0	(2 115)
7	ETHNIKI LEASING S.A.	(1 491)	372	(1 119)
8	ETHNIKI MUTUAL FUNDS	4	0	4
9	NATIONAL VENTURE CAPITAL S.A.	(0)	111	111
10	NATIONAL REGIONAL DEVELOPMENT CO of Northern Greece S.A. V.C.	186	416	602
11	NBG BALKAN FUND LTD	37	(2)	35
12	NBG GREEK FUND LTD	107	(206)	(99)
13	ETEBA EMERGING MARKETS FUND LTD	0	(2)	(2)
14	ETEBA ESTATE FUND LTD	1	(3)	(2)
15	ETEBA VENTURE CAPITAL MANAGEMENT CO	(1)	(6)	(7)
16	NBG BANCASSURANCE S.A. INSURANCE BROKERS S.A.	(1)	1	0
17	ATLANTIC BANK OF NEW YORK	(327)	52	(275)
18	BANQUE NATIONALE DE GRECE (FRANCE)	(3 526)	3 526	0
19	NATIONAL BANK OF GREECE (CANADA)	(1 038)	179	(859)
20	THE SOUTH AFRICAN BANK OF ATHENS LTD	(8 141)	2 205	(5 936)
21	NATIONAL BANK OF GREECE (CYPRUS) LTD	(76)	0	(76)
22	NATIONAL SECURITIES CO (CYPRUS) LTD	292	3	295
23	NBG MANAGEMENT SERVICES	0	0	0
24	STOPANSKA BANKA AD	(18 094)	1 841	(16 253)
25	UNITED BULGARIAN BANK SOFIA (UBB)	(107 260)	(479)	(107 739)
26	NBG INTERNATIONAL	338	987	1 325
27	NBG I Inc	(4 845)	774	(4 071)
28	NBG I PRIVATE EQUITY LIMITED	0	0	0
29	NBG FINANCE	19	(7)	12
30	INTERLEASE AD SOFIA	84	(59)	25
31	ETEBA BULGARIA AD SOFIA	(10)	(30)	(40)
32	ETEBA ROMANIA SA	(149)	(39)	(188)
33	ETEBA ADVISORY	(4)	(29)	(33)
34	NBG INTERNATIONAL JERSEY LIMITED	0	0	0
35	NBG LUXEMBOURG	0	0	0
36	NBG LUXFINANCE	0	0	0
37	NBG ASSET MANAGEMENT	0	0	0
38	NBG I ASSET MANAGEMENT	0	0	0
39	I-VEN	0	(538)	(538)
40	NATIONAL BANK OF GREECE S.A.	0	0	
	TOTAL	**(340 340)**	**193 454**	**(146 886)**

TABLE No 6

FIXED ASSET MOVEMENT DURING 2002
(Articles 42ε par. 8 and 130 par. 4)

EUR thousand

Type of asset	ACQUISITION COST			DEPRECIATION			Net Book Value at 31.12.2002
	At 31.12.01	Changes during 2002	At 31.12.02	Accumulated at 31.12.01	Changes during 2002	Accumulated at 31.12.02	
Intangible assets	252 191	161 944	414 135	127 976	6 319	134 295	279 840
Land	210 922	78 742	289 664	0	0	0	289 664
Buildings	391 247	165 350	556 597	222 050	14 551	236 601	319 996
Furniture Electronic and other Equipment	374 835	27 414	402 249	228 037	39 006	267 043	135 206
Other tangible assets	175 446	54 594	230 040	75 005	15 308	90 313	139 727
Fixed assets under construction and advances	39 184	26 260	65 444	0	0	0	65 444
TOTAL	**1 443 825**	**514 304**	**1 958 129**	**653 068**	**75 184**	**728 252**	**1 229 877**

TABLE No 6

FIXED ASSET MOVEMENT DURING 2002
(Articles 42ε par. 8 and 130 par. 4)

EUR thousand

Type of asset	ACQUISITION COST			DEPRECIATION			Net Book Value at 31.12.2002
	At 31.12.01	Changes during 2002	At 31.12.02	Accumulated at 31.12.01	Changes during 2002	Accumulated at 31.12.02	
Intangible assets	252 191	161 944	414 135	127 976	6 319	134 295	279 840
Land	210 922	78 742	289 664	0	0	0	289 664
Buildings	391 247	165 350	556 597	222 050	14 551	236 601	319 996
Furniture Electronic and other Equipment	374 835	27 414	402 249	228 037	39 006	267 043	135 206
Other tangible assets	175 446	54 594	230 040	75 005	15 308	90 313	139 727
Fixed assets under construction and advances	39 184	26 260	65 444	0	0	0	65 444
TOTAL	**1 443 825**	**514 304**	**1 958 129**	**653 068**	**75 184**	**728 252**	**1 229 877**

TABLE No 7

TURNOVER ANALYSIS BY CATEGORIES OF ACTIVITIES
(Article 107 par. 1η)

EUR thousand

	DOMESIC	BALKAN	W. EUROPE	N. AMERICA	CYPRUS	OTHER GEOGRAPHICAL REGIONS	TOTAL
Interest receivable and similar income	2 144 394	84 713	371 002	141 768	48 857	7 981	**2 798 715**
Income from securities	16 914	34	1 749	1 335	7	0	**20 039**
Commissions receivable	303 306	34 329	15 207	13 433	5 991	2 254	**374 520**
Net profit on financial operations	9 185	9 391	54 245	8 033	2 052	305	**83 211**
Other profit on financial operations	13 485	1 592	991	10 502	2 006	108	**28 684**
TOTAL	**2 487 284**	**130 059**	**443 194**	**175 071**	**58 913**	**10 648**	**3 305 169**

TABLE No 7

TURNOVER ANALYSIS BY CATEGORIES OF ACTIVITIES
(Article 107 par. 1η)

EUR thousand

	DOMESIC	BALKAN	W. EUROPE	N. AMERICA	CYPRUS	OTHER GEOGRAPHICAL REGIONS	TOTAL
Interest receivable and similar income	2 144 394	84 713	371 002	141 768	48 857	7 981	**2 798 715**
Income from securities	16 914	34	1 749	1 335	7	0	**20 039**
Commissions receivable	303 306	34 329	15 207	13 433	5 991	2 254	**374 520**
Net profit on financial operations	9 185	9 391	54 245	8 033	2 052	305	**83 211**
Other profit on financial operations	13 485	1 592	991	10 502	2 006	108	**28 684**
TOTAL	**2 487 284**	**130 059**	**443 194**	**175 071**	**58 913**	**10 648**	**3 305 169**

TABLE No 8

ASSOCIATED COMPANIES INCLUDED IN CONSOLIDATION WITH EQUITY METHOD OF CONSOLIDATION (art 107,par 1,per δ,par 2)

EUR thousand

S/N	AFFILIATES	HEADQUARTERS	TOTAL EQUITY	PROFIT OR (LOSS) BEFORE TAX	CREDIT DIFFERENCE art 106,par 2	CONSOLIDATED SUBSIDIARY NAME THAT OWNS THE SHARES	PARTICIPATING INTEREST %
			BALANCE SHEET at 31.12.2002				
1	NATIONAL INVESTMENT COMPANY S.A.	ATHENS	166 452	(72 796)	750	NATIONAL BANK OF GREECE S.A.	36.42

APPENDIX
TO THE FINANCIAL STATEMENTS OF NATIONAL SECURITIES COMPANY S.A.
AS AT DECEMBER 31, 2002
Reg. No. 17210/06/B/88/02

Legal preparation and structure of financial statements – Departures made for fair presentation

a) Article 42α par.3: Departure from the relevant provisions for the preparation of the annual Financial Statements which was considered necessary for the presentation of the true and fair position as required by the provision of par.2 of this article.

None

b) Article 42β par.1: Departure from the principle of consistency of structure and presentation of the F/S and of the Profit and Loss account.

None

c) Article 42β par.2: Recording of an element in a special account that is related to more than one obligatory accounts.

There has been no such situation.

d) Article 42β par.3: Adaptation of the structure and the titles of the accounts with Arabic numbering whenever it is required by the special nature of the business.

There has been no such situation.

e) Article 42β par.4: Condensation of Balance Sheet Accounts that correspond to Arabic numbers, as required by this provision.

None

f) Article 42β par.5: Adjustments of prior year balances in order for them to be uniform and comparable with the corresponding balances of the current period.
In the current period in Assets and in Account, Cash in Bank and at Hand, there appear in a separate line the reverse repos on behalf of clients of EUR 417 374 705,54.In the previous period that Account appeared in Current & Time Deposits, Repos. Correspondingly, in Liabilities ,in the current period the Account, Repos on behalf of Clients, appear in a separate line whereas in the previous period an amount of EUR 486.818.853,92 appeared in Acc, Customers-Brokers ASE,ACR,. .

Information regarding the valuation of assets

a) Article 43α par.1-α: Assets valuation methods and calculation of depreciation and provisions for impairment.

1. Fixed assets are carried at their historical less accumulated depreciation as provided by law.
2. There was no need to provide against any impairment in their value except for bonds and shares.
3. A) Bonds and shares quoted in the Stock Exchange are carried at the lower of cost and current market values. For securities traded on the Athens Stock Exchange, current market values were determined to be their average Stock Exchange prices during December 2002.
   B) Shares of Societes Anonymes not quoted on the Stock Exchange were valued at the lower of cost of acquisition and market value.
   C) For the calculation of the cost of securities the annual weighted average method was used.
   D) The participations are carried at the lower of cost and current market value. Current market values were deemed to be their net asset positions according to the companies' most recent audited Financial Statements.
   E) The loss on securities valuation as at December 31, 2002 was charged to the Profit and Loss Account.

b) Article 43α par.1-α: Translation into euros of assets and liabilities denominated in foreign currencies into euros and accounting treatment of exchange differences.

The amounts receivable and payable denominated in foreign currencies were translated into euros at the official rate of exchange prevailing at 31.12.2002. The resultant differences were taken to result.

c) Article 43 par.2: Inconsistent application of valuation methods. Application of special valuation methods.

None

d) **Article 43 par.7β:** Changes in the method applied to determine the acquisition or production cost of inventories or securities.

None

e) **Article 43 par.7γ:** Disclosure of the difference between the year – end valuation of inventories and securities and their current market value, if significant.

There has been no such situation.

f) Article 43 par.9: Analysis and explanation of the revaluation of fixed assets which took place during the year in accordance with special laws and details of the movement of the account "revaluation differences".

There has been no such situation.

Fixed assets and pre-establishment expenses

a) **Article 42ε par.8:** Changes in fixed assets and pre-establishment expenses

See attached table (3[a])

b) **Article 43 par.5-δ:** Analysis of additional depreciation.

None

c) **Article 43 par.5-ε:** Provision for the impairment of the value of fixed assets

None

d) **Article 43 par.3-ε:** Analysis and explanation of the amounts of pre-establishment expenses relating to the current period.

During the financial year 2002, additions to intangible assets amounted to EUR 62.530,91. Of that amount, EUR 62.409,41 represents the purchase of computer software and EUR 121,50 the purchase of software authorization.

e) **Article 43 par.3-γ:** Amounts and accounting treatment of exchange differences resulting from the payment of installments and/or translations at year-end of loans and/or credits which were exclusively used for the acquisition of fixed assets.

There are no such balances.

f) **Article 43 par. 4 quotation α' and β':** Analysis and explanations of the balances "Research and development expenditure", "Assignment of rights of industrial property" and "Goodwill".

There are no such balances.

Participations

a) **Article 43α par.1-β':** Participation in the capital of other companies in excess of 10%.

Participation of 40% in National Securities Cyprus LTD, the equity of which for the financial year 2001 amounted to CYP 569.267 or EUR 992.801,64. The operating loss for the year , which ended on 31/12/2001, was CYP (301.865) or EUR (526.452,56). (CYP/EUR 1,744).

b) **Article 43α par.1-ιε':** Preparation of consolidated financial statements.

The National Bank of Greece prepares consolidated financial statements. Its details are as follows:
NATIONAL BANK OF GREECE S.A., Headquarters: Athens, Reg. No. 6062/06/B/86/01

Inventories

a) **Article 43α par.1-ια** Valuation of inventories not in accordance with the rules of valuation of Article 43, for tax purposes.

There are no inventories.

b) **Article 43α par.1-ι:** Devaluation of current assets and reasons therefore.

None.

Share Capital

a) **Article 43α par.1-δ:** Categories of shares into which the share capital is divided.

Registered ordinary unlisted shares.

Number	Par value	Total value
2.328.700	3 euro	6.986.100,00

b) **Article 43α par.1-γ:** Issues of shares resulting from the increase in share capital during the year.

None issued

c) **Article 43α par. 1-ε and 42ε par.10:** Issue of other securities and associated rights

None issued

d) **Article 43α par.1-ιστ:** Acquisition of treasury shares during the period.

None acquired

Provision and liabilities

a) **Article 42ε par.14 quotation δ:** Analysis of the account "Other Provisions" if the amount is material.

Amount of 11.171,56 refers to provision L. 2238/94 No. 31
Amount of 296,39 refers to foreign exchange differences provision.

b) Article 43α par.1-ζ: Financial commitments resulting from contracts etc. which do not appear in memo accounts. Obligation for the payment of special monthly benefits and financial commitments for related companies.

None

c) **Article 43α par.1-ιβ:** Material tax liabilities which are likely to arise, relating to the current period or previous periods, if they do not appear under liabilities and provisions.

The company has been audited by the tax authorities for the fiscal years up to 1998.

d) **Article 43α par.1-στ:** Long-term liabilities exceeding five years.

None

e) **Article 43α par.1-στ:** Secured liabilities.

None

Transitory accounts

a) **Article 42ε par.12:** Analysis of transitory accounts: Prepayments, Accrued Income, Accruals.

In the Assets transitory accounts and in category, Prepayments, there appears the amount EUR 55.856,17 which includes Subscriptions of EUR 12.274,02, Preservation of Equipment of EUR 16.188,93, Wages of EUR 1.205,00, Preservation of Thessaloniki equipment of EUR 1.010,98, Insurance Premiums – Car traffic duties of EUR 1.144,78,Subscription to ASE of EUR 9.782,33, Rent of buildings of EUR 14.067,64, Others of EUR 182,49.
In category, Accrued Income, there appears the amount EUR 75.946,58 which includes: Accrued interest of company bond of EUR 2.504,95, Accrued Repo Income of EUR 73.441,63.
In Acc Accruals of Liabilities, amount of EUR 48.968,76 includes Various Expenses (network commissions 26-31.12.2002) of EUR 10.650,26,rent of NATIONAL SECURITIES THESSALONIKI of EUR 16.518,50, portion of ETE loan interest 19.546,15,other of EUR 2.253,85.

Off-balance sheet items

Article 42ε par.11: Analysis of memo accounts to the extent that this information is not covered by the following par. 10.

As follows:

Analysis of off-balance sheet items

The off-balance sheet items consist of: 1) securities held on behalf of customers, brokers and Central Depository, 2) guarantee accounts.

1) Beneficiaries of third parties' assets held	1.467.996.378
2) Guarantees and other securities	3.888.769,62

Guarantees and securities given

Article 42ε par.9: Guarantees and securities given by the Company.

None

Remuneration, advances and credit extended to management

a) **Article 43α par.1-ιγ:** Compensation of members of the board of directors and management.

Members of the Board	EUR	74.547,12
Management	EUR	430.738,57

b) **Article 43α par.1-ιγ:** Liabilities created or assumed for benefits extended to retiring members of management.

None

c) **Article 43α par.1-ιδ:** Advances and credits extended to management.

None

Profit and Loss account

a) **Article 43α par.1-η:** Turnover by sector of business and geographical markets. (Turnover is reported as defined by article 42ε par.15 quotation α')

Domestic income, by sector		
- Commission from Stock Exchange transactions and foreign Stock Exchange	euro	10.488.874,32
- Commissions from over the counter transactions	euro	1.782.253,90
- Commissions from underwriting	euro	280.684,04
Total		12.551.812,26

b) **Article 43α par.1-θ:** Average number of personnel employed during the period by category and total cost. It has to be clarified that in "Administration Personnel" personnel with monthly wages is included whereas in "labor personnel" personnel with day salaries is included.

The average number of persons during the current year was 129, of which 68 were salaried employees, 20 were NBG's staff on secondment and 41 were temporary staff hired through an employment bureau. The total payroll cost amounted to:

- Salaries	euro	1.885.195,66
- Social Security contributions	euro	15.296,01
- Other staff costs	euro	412.143,02
TOTAL	euro	2.312.634,69
Salaries of NBG's staff on secondment	euro	857.113,13
Fee to employment bureau	euro	565.511,97

c) **Article 42ε par.15-β:** Analysis of extraordinary and non-operating income and expenses (i.e. of the accounts "Extraordinary income" and "Extraordinary charges"). If the amounts of the accounts "Extraordinary losses and extraordinary profits" are material in accordance with the provisions of article 43α par. 1-ιγ provide analysis.

Extraordinary and non-operating income		
- Exchange differences	euro	1.993,64
- Write-off of immaterial balances	euro	519,99
- Other extraordinary income	euro	92.547,88
- OAEΔ contributions	euro	3.636,10
- Extraordinary profit	euro	748,86
TOTAL	euro	99.446,47

Extraordinary and non-operating expenses		
- Tax penalties	euro	79,13
- Exchange differences	euro	916,59
- Write-off of balances	euro	537,81
- Capital Market Fines	euro	29.347,03
- Other extraordinary expenses	euro	21.183,65
- Extraordinary losses	euro	329,20
TOTAL	euro	52.393,41

d) Article 42ε par.15-β: Analysis of account "Prior year Income", "Income from provisions of prior year" and "Prior year expenses".

Prior year social security contributions		
- Prior year social security contributions	euro	1.740,90
- Other prior year expenses	euro	120.109,49
- Previous Years Compensation Provisions	euro	127.219,87
TOTAL	euro	249.070,26

Income received from prior years		
- Other income received from prior years	euro	10.576,25
TOTAL	euro	10.576,25

Athens, 10 February 2003

THE CHAIRMAN OF THE BOARD OF DIRECTORS **THE GENERAL MANAGER & MEMBER OF BOARD**

APOSTOLOS S. TAMVAKAKIS
ID. No. P 704691

IOANNIS M. KATSOURIDIS
ID. No. M 328080

THE CHIEF FINANCIAL OFFICER

NICOLAOS P. PAPADOPOULOS
ID. No. N 168464
Reg. No. A' Class: 13595

It is certified that the above Appendix consisting of eleven (11) pages is the same as the one mentioned in the Auditors' Report dated 12 February 2003.

Athens, 12/02/2003

CERTIFIED PUBLIC ACCOUNTANTS - AUDITORS

NICOLAOS K. SOFIANOS
Reg. No. ICPAG 12231
Deloitte & Touche

FIXED ASSETS DEPRECIATION AS AT 31.12.2002

Table (3a)

		COST 31.12.2001	ADDITIONS - PURCHASES 31.12.2002	WRITE-OFFS - SALES 31.12.2002	TOTAL ASSETS	DEPRECIATION UNTIL 31 12 01	DEPRECIATION FOR 2002	TOTAL ACCUMULATED DEPRECIATION 31.12.2002	NET BOOK VALUE
OTHER ESTABLISHMENT EXPENSES	1605-1617-1619-1610	1 050 471.57	62 530.91	0.00	1 113 002.48	502 152.88	244 598.89	746 751.77	366 250.71
TOTAL		***1 050 471.57***	***62 530.91***	***0.00***	1 113 002.48	***502 152.88***	***244 598.89***	***746 751.77***	***366 250.71***
1. BUILDINGS AND TECHNICAL INSTALLATIONS	1107	134 347.89	3 350.03	0.00	137 697.92	34 721.21	34 049.67	68 770.88	68 927.04
2. MACHINERY AND TECHNICAL ISTALLATIONS	1201-1208	97 112.58	0.00	0.00	97 112.58	35 428.59	18 578.83	54 007.42	43 105.16
3. TRANSPORTATION MEANS	1301	19 433.66	0.00	0.00	19 433.66	4 917.85	2 914.60	7 832.45	11 601.21
4. FURNITURE AND OTHER EQUIPMENT	14	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
4. a) FURNITURE	1400	254 085.07	27 027.05	-9 570.71	271 541.41	124 797.19	24 880.35	149 677.54	121 863.87
4. b) FIXTURES	1401	2 864.16	0.00	0.00	2 864.16	2 423.49	255.42	2 678.91	185.25
4. c) COMPUTER EQUIPMENT	1403-1413	1 377 677.42	39 383.23	-3 053.36	1 414 007.29	769 910.22	338 356.28	1 108 266.50	305 740.79
4. d) OFFICE EQUIPMENT	1402	9 172.99	249.68	0.00	9 422.67	5 529.77	1 561.04	7 090.81	2 331.86
4. e) TELECOMMUNICATION EQUIPMENT	1408	296 585.55	4 496.73	0.00	301 082.28	123 153.90	53 180.21	176 334.11	124 748.17
4. f) OTHER EQUIPMENT	1409	212 415.38	4 840.69	-4 149.20	213 106.87	96 856.16	24 997.95	121 854.11	91 252.76
TOTAL 4:		***2 152 800.57***	***75 997.38***	***-16 773.27***	***2 212 024.68***	***1 122 670.73***	***443 231.25***	***1 565 901.98***	***646 122.70***
GRAND TOTAL 1-2-3-4:		***2 403 694.70***	***79 347.41***	***-16 773.27***	***2 466 268.84***	***1 197 738.38***	***498 774.35***	***1 696 512.73***	***769 756.11***
TOTAL DEPRECIATION 31.12.2002		***3 454 166.27***	***141 878.32***	***-16 773.27***	***3 579 271.32***	***1 699 891.26***	***743 373.24***	***2 443 264.50***	***1 136 006.82***

APPENDIX
TO THE FINANCIAL STATEMENTS AS OF 31 DECEMBER, 2002
OF ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.
(in accordance with the provisions of Codified Law 2190/1920, as currently in force)

1. Information regarding the legal preparation and structure of the financial statements – Departures which were considered necessary for the presentation of the true and fair position

Article 42β par.3: Adaptation of the structure and the titles of the accounts with Arabic numbering whenever this is required by the special nature of the business

Following the provisions of article 38 of L.2238/92, as amended by article 15, par.2 of L.2459/1997 and opinion No. 288/6.3.1997 issued by the Greek National Accounting Council, the profit arising on the sale of shares owned by the company, is presented within reserves under the heading "Tax free reserves under special laws". (A.IV.5)

Article 42β par.5: Changes made to the presentation of prior year items to render them comparable to the corresponding items of the current fiscal year.

The following changes were made:
From the Liabilities Account A.IV.5 "Non taxable reserves under special laws" the amount of EUR 688,50 was transferred to Account A.IV.4 "Extraordinary reserve". From the Assets Account D II 11 "Sundry Debtors" the amount of EUR 24.245,11 was transferred to Account D II 12 "Advance Payments".

2. Valuation of assets

Article 43α par. 1-α: Asset valuation methods and calculation of depreciation and provisions for impairment.

1. Fixed Assets are carried at revalued amounts in accordance with the provisions of L. 2065/92, plus the cost of additions and improvements, less depreciation calculated in accordance with the prevailing legislation.
2. The company, as in prior years, provided for depreciation only on leased assets and not on all assets. Depreciation was calculated on the revalued amounts in accordance with the provisions of L. 2065/92.
3. A provision for bad and doubtful debts of EUR 100.000,00 was charged in the current year profit and loss account.
4. Shares and bonds were valued at the lower of cost and market value on an individual security basis in accordance with the provisions of the Books and Records Code (BRC - article 28 par.5 P.D.186/1992). The profit from sale of securities is EUR 8.856,34 and was set off against the loss from revaluation of shares article 28, par.5 of BRC of EUR 64.770.719,34. The remaining amount of EUR 64.761.863,00 plus securities expenses of EUR 90.794,36, a total of EUR 64.852.657,36 was transferred to non taxable reserves in order to be set off against securities gains of previous years.
   - For listed securities, current market values were determined to be the average Stock Exchange Prices during December 2002.
   - For non-listed securities, current values were deemed to be their book values in the most recent published and audited Financial Statements.
5. Securities that have the characteristics of a term deposit and are not listed are treated as term deposits.

Article 43 par. 1-α: Translation of assets and liabilities denominated in foreign currencies (FX) into euros and accounting treatment of exchange differences.

Amounts receivable denominated in foreign currencies were translated into EUR using the official foreign exchange rates prevailing at 31.12.02. The foreign exchange losses arising therefrom amounting to EUR 510,30 were recognised in the current year profit and loss account.

Article 43 par. 7γ: Difference between the reported value of inventories and investments and their respective acquisition cost if significant.

Securities are recorded at EUR 74.245.963,11, while their market value using prices as at 31.12.02, amounts to EUR 71.753.621,92.

Article 43 par. 9: Analysis and explanation of the revaluation of fixed assets, which took place during the year, in accordance with special laws and details of the movement of the account "revaluation differences".

There has been no such situation.

3. Fixed assets and pre-establishment expenses

Article 42ε par.8: Movements in fixed assets and pre-establishment expenses (capitalized expenditure).

As per the attached Table I

Article 43 par.3ε: Analysis and explanation of pre-establishment expenses (capitalized expenditure) incurred in the current year.

As per the attached Table II

4. Investments

Article 43α par. 1 - β: Investments in other companies in excess of 10% of their share capital.

These investments are as follows:

TABLE OF INVESTMENTS

COMPANY	%
1.SABA LTD	13,59%
2. DIETHNIKI MUTUAL FUND MANAGEMENT	17,10%
3. ELEFSINA BAUXITE MINES	28,53%
4. DRAPETSONA FERTILISERS	99,99%
5. ELEVME S.A.	21,34%
6. MINING UNION	74,69%

Article 43α par.1-1ε: Preparation of consolidated financial statements, which include the financial statements of the company.

The National Bank of Greece, headquartered in Athens with Reg. No. 6062/06/B/86/01

6. Share capital

Article 43α par. 1 - δ: Categories of shares into which the share capital is divided.

	Number	Par value	Total value
Ordinary Shares	634.074	88,04	55.823.874,96

7. Provisions and obligations

Article 43α par.1-1ιζ: The method of calculation of the staff termination indemnity is as follows:

The total provision for staff termination indemnity is EUR 230.944,34. This provision represents 100% of the total amount due assuming the entire personnel were terminated as at 31.12.2002. The current year profits were charged by EUR 47.535,45 as a result of this provision.

8. Prepayments and obligations

Article 42ε par.12: Analysis of prepayments and accrued income.

«Accrued income»		
- Interest receivable	€	251.551,81
«Prepaymens»		
- Audit fees (S.O.L. S.A.)	€	8.800,00
- D.E.H (Public Power Corporation)	€	700,00
- O.T.E. (Telecommunication Company)	€	3.436,00
- EYDAP	€	400,00
- Insurance of Computers	€	25,00
- Insurance of Machinery	€	208,00
- Staff insurance costs	€	13.834,70
TOTAL	€	27.403,70

9. Off-balance sheet accounts

Article 42ε par.11: Analysis of off-balance sheet accounts to the extent this obligation is not covered by the information provided below under par.10.

VALUTA of foreign exchange using as the exchange equivalent EUR 1	€	10.772,40
Securities kept in banks for safe keeping (EUR 1/ security)		11.652.375,00
Third party cheques	€	220.102,71
Companies under liquidation		32,00
Owners of third party assets held	€	38.455.329,83
Guarantees received	€	37.110.797,60
TOTAL	€	87.449.409,54

11. Fee, Advances and credits to Management

Article 43α par. 1-γ, as amended by article 3 of PD 325/94: Compensation of members of the Board of Directors and management.

1. Board of Directors expenses	€	23.795,96
2. Fees of Chairman of the Board of Directors	€	46.200,00
3. Fees of Vice Chairman of the Board of Directors	€	16.200,00
4. Managing Directors's bonus	€	25.705,33
5. Executives' bonus	€	42.633,24
TOTAL	€	154.534,53

12. Profit and Loss accounts

Article 43α par.1-η: Operating results for each business and geographical segment. (Operating revenue is determined based on article 42ε par.15 quotation α)

TURNOVER

- Income from services provision	€	396.286,71
- Income from sale of real estate	€	10.490.974,10
- Income from buildings rent	€	776.589,11
- Income from interest	€	2.437.776,97
TOTAL	€	14.101.626,89

Article 43α par.1-θ: Average number of persons employed during the year by category and total cost.

1. Average number of employees (persons):		34
2. Average number of employees by category:		34
- Management personnel (officers):		34
- Technical working personnel:		0
- Total number of employees:		34
3. Staff costs:		
- Management personnel (officers):		
Salaries:	€	522.692,36
Social Security contributions and benefits:	€	137.060,95
TOTAL	€	659.753,31

Article 42ε par.15-β: Analysis of extraordinary and non-operating income and expenses. If the balances of the accounts "extraordinary losses" and "extraordinary gains" are material, they are analyzed in accordance with the provisions of article 43α par. 1-ιγ.

Analysis of the account: Extraordinary and non-operating income:

- Discounts on one off payment of taxes	€	11.515,09
- Foreign exchange differences	€	2.208,99
- Differences of translating into euros	€	0,89
- Other income	€	85
TOTAL	€	13.725,82

Analysis of the account: Prior year income:

-Income provision for bad loans from previous years	€	50.415,34

13. Other information

Article 43α par.1-ιζ: Other information required to achieve true and fair view.

The auditors' fees for the current period amount to EUR 8.800,00.

- The information required by **articles 42α par.3, 42β par.1, 2 & 4, 42ε par.9 and par. 14 quotation δ, and 43 par.2, 5-δ, 7β, 3γ, 5ε, 43α par.1, 1ε and 42ε par.10, 43α par. 1γι, 1ζ, 1-ι, 1ια, 1-ιστ, ιγ, ιδ, 1-ιβ, 1στ and 43 par.4 quotation α and β**, *need not be provided for the current period 2002.*

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE GENERAL MANAGER	THE CHIEF FINANCIAL OFFICER
N. KALOGEROPOULOS	A. KALIVIOTIS	N. TRIVOUREAS	N. KALOUTSIS

It is certified that the above Appendix, consisting of six (6) pages, is the same as the one mentioned in the Auditors' Report dated 28.01.2003.

Athens, 28.01.2003
THE CERTIFIED PUBLIC ACCOUNTANTS AUDITOR

GEORGIOS VARTHALITIS
S.O.L. S.A.

APPENDIX
TO THE FINANCIAL STATEMENTS AS OF 31 DECEMBER, 2002
OF ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.
(in accordance with the provisions of Codified Law 2190/1920, as currently in force)

1. Information regarding the legal preparation and structure of the financial statements – Departures which were considered necessary for the presentation of the true and fair position

Article 42β par.3: Adaptation of the structure and the titles of the accounts with Arabic numbering whenever this is required by the special nature of the business

Following the provisions of article 38 of L.2238/92, as amended by article 15, par.2 of L.2459/1997 and opinion No. 288/6.3.1997 issued by the Greek National Accounting Council, the profit arising on the sale of shares owned by the company, is presented within reserves under the heading "Tax free reserves under special laws". (A.IV.5)

Article 42β par.5: Changes made to the presentation of prior year items to render them comparable to the corresponding items of the current fiscal year.

The following changes were made:
From the Liabilities Account A.IV.5 "Non taxable reserves under special laws" the amount of EUR 688,50 was transferred to Account A.IV.4 "Extraordinary reserve". From the Assets Account D II 11 "Sundry Debtors" the amount of EUR 24.245,11 was transferred to Account D II 12 "Advance Payments".

2. Valuation of assets

Article 43α par. 1-α: Asset valuation methods and calculation of depreciation and provisions for impairment.

1. Fixed Assets are carried at revalued amounts in accordance with the provisions of L. 2065/92, plus the cost of additions and improvements, less depreciation calculated in accordance with the prevailing legislation.
2. The company, as in prior years, provided for depreciation only on leased assets and not on all assets. Depreciation was calculated on the revalued amounts in accordance with the provisions of L. 2065/92.
3. A provision for bad and doubtful debts of EUR 100.000,00 was charged in the current year profit and loss account.
4. Shares and bonds were valued at the lower of cost and market value on an individual security basis in accordance with the provisions of the Books and Records Code (BRC - article 28 par.5 P.D.186/1992). The profit from sale of securities is EUR 8.856,34 and was set off against the loss from revaluation of shares article 28, par.5 of BRC of EUR 64.770.719,34. The remaining amount of EUR 64.761.863,00 plus securities expenses of EUR 90.794,36, a total of EUR 64.852.657,36 was transferred to non taxable reserves in order to be set off against securities gains of previous years.
   - For listed securities, current market values were determined to be the average Stock Exchange Prices during December 2002.
   - For non-listed securities, current values were deemed to be their book values in the most recent published and audited Financial Statements.
5. Securities that have the characteristics of a term deposit and are not listed are treated as term deposits.

Article 43 par. 1-α: Translation of assets and liabilities denominated in foreign currencies (FX) into euros and accounting treatment of exchange differences.

Amounts receivable denominated in foreign currencies were translated into EUR using the official foreign exchange rates prevailing at 31.12.02. The foreign exchange losses arising therefrom amounting to EUR 510,30 were recognised in the current year profit and loss account.

Article 43 par. 7γ: Difference between the reported value of inventories and investments and their respective acquisition cost if significant.

Securities are recorded at EUR 74.245.963,11, while their market value using prices as at 31.12.02, amounts to EUR 71.753.621,92.

Article 43 par. 9: Analysis and explanation of the revaluation of fixed assets, which took place during the year, in accordance with special laws and details of the movement of the account "revaluation differences".

There has been no such situation.

3. Fixed assets and pre-establishment expenses

Article 42ε par.8: Movements in fixed assets and pre-establishment expenses (capitalized expenditure).

As per the attached Table I

Article 43 par.3ε: Analysis and explanation of pre-establishment expenses (capitalized expenditure) incurred in the current year.

As per the attached Table II

4. Investments

Article 43α par. 1 - β: Investments in other companies in excess of 10% of their share capital.

These investments are as follows:

TABLE OF INVESTMENTS

COMPANY	%
1.SABA LTD	13,59%
2. DIETHNIKI MUTUAL FUND MANAGEMENT	17,10%
3. ELEFSINA BAUXITE MINES	28,53%
4. DRAPETSONA FERTILISERS	99,99%
5. ELEVME S.A.	21,34%
6. MINING UNION	74,69%

Article 43α par.1-1ε: Preparation of consolidated financial statements, which include the financial statements of the company.

The National Bank of Greece, headquartered in Athens with Reg. No. 6062/06/B/86/01

6. Share capital

Article 43α par. 1 - δ: Categories of shares into which the share capital is divided.

	Number	Par value	Total value
Ordinary Shares	634.074	88,04	55.823.874,96

7. Provisions and obligations

Article 43α par.1-1ιζ: The method of calculation of the staff termination indemnity is as follows:

The total provision for staff termination indemnity is EUR 230.944,34. This provision represents 100% of the total amount due assuming the entire personnel were terminated as at 31.12.2002. The current year profits were charged by EUR 47.535,45 as a result of this provision.

8. Prepayments and obligations

Article 42ε par.12: Analysis of prepayments and accrued income.

«Accrued income»		
- Interest receivable	€	251.551,81
«Prepaymens»		
- Audit fees (S.O.L. S.A.)	€	8.800,00
- D.E.H (Public Power Corporation)	€	700,00
- O.T.E. (Telecommunication Company)	€	3.436,00
- EYDAP	€	400,00
- Insurance of Computers	€	25,00
- Insurance of Machinery	€	208,00
- Staff insurance costs	€	13.834,70
TOTAL	€	27.403,70

9. Off-balance sheet accounts

Article 42ε par.11: Analysis of off-balance sheet accounts to the extent this obligation is not covered by the information provided below under par.10.

VALUTA of foreign exchange using as the exchange equivalent EUR 1	€	10.772,40
Securities kept in banks for safe keeping (EUR 1/ security)		11.652.375,00
Third party cheques	€	220.102,71
Companies under liquidation		32,00
Owners of third party assets held	€	38.455.329,83
Guarantees received	€	37.110.797,60
TOTAL	€	87.449.409,54

11. Fee, Advances and credits to Management

Article 43α par. 1-γ, as amended by article 3 of PD 325/94: Compensation of members of the Board of Directors and management.

1. Board of Directors expenses	€	23.795,96
2. Fees of Chairman of the Board of Directors	€	46.200,00
3. Fees of Vice Chairman of the Board of Directors	€	16.200,00
4. Managing Directors's bonus	€	25.705,33
5. Executives' bonus	€	42.633,24
TOTAL	€	154.534,53

12. Profit and Loss accounts

Article 43α par.1-η: Operating results for each business and geographical segment. (Operating revenue is determined based on article 42ε par.15 quotation α)

TURNOVER

- Income from services provision	€	396.286,71
- Income from sale of real estate	€	10.490.974,10
- Income from buildings rent	€	776.589,11
- Income from interest	€	2.437.776,97
TOTAL	€	14.101.626,89

Article 43α par.1-θ: Average number of persons employed during the year by category and total cost.

1. Average number of employees (persons):		34
2. Average number of employees by category:		34
- Management personnel (officers):		34
- Technical working personnel:		0
- Total number of employees:		34
3. Staff costs:		
- Management personnel (officers):		
Salaries:	€	522.692,36
Social Security contributions and benefits:	€	137.060,95
TOTAL	€	659.753,31

Article 42ε par.15-β: Analysis of extraordinary and non-operating income and expenses. If the balances of the accounts "extraordinary losses" and "extraordinary gains" are material, they are analyzed in accordance with the provisions of article 43α par. 1-ιγ.

Analysis of the account: Extraordinary and non-operating income:

- Discounts on one off payment of taxes	€	11.515,09
- Foreign exchange differences	€	2.208,99
- Differences of translating into euros	€	0,89
- Other income	€	85
TOTAL	€	13.725,82

Analysis of the account: Prior year income:

-Income provision for bad loans from previous years	€	50.415,34

13. Other information

Article 43α par.1-ιζ: Other information required to achieve true and fair view.

The auditors' fees for the current period amount to EUR 8.800,00.

- The information required by **articles 42α par.3, 42β par.1, 2 & 4, 42ε par.9 and par. 14 quotation δ, and 43 par.2, 5-δ, 7β, 3γ, 5ε, 43α par.1, 1ε and 42ε par.10, 43α par. 1γι, 1ζ, 1-ι, 1ια, 1-ιστ, ιγ, ιδ, 1-ιβ, 1στ and 43 par.4 quotation α and β**, need not be provided for the current period 2002.

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE GENERAL MANAGER	THE CHIEF FINANCIAL OFFICER
N. KALOGEROPOULOS	A. KALIVIOTIS	N. TRIVOUREAS	N. KALOUTSIS

It is certified that the above Appendix, consisting of six (6) pages, is the same as the one mentioned in the Auditors' Report dated 28.01.2003.

Athens, 28.01.2003
THE CERTIFIED PUBLIC ACCOUNTANTS AUDITOR

GEORGIOS VARTHALITIS
S.O.L. S.A.

TABLE I.

TANGIBLE FIXED ASSETS MOVEMENT

	COST 31/12/01	REVALUATION L. 2065/92	ADDITIONS DURING THE YEAR	DISPOSALS AND WRITE-OFFS DURING THE YEAR	TOTAL COST 31.12.02	ACCUMULATED DEPRECIATION 31/12/01	DEPRECIATION DUE TO REVALUATION L. 2065/92	DEPRECIATION FOR THE YEAR	REDUCTION DUE TO DEPRECIATION FOR THE YEAR	ACCUMULATED DEPRECIATION 31.12.01	NET BOOK VALUE 31.12.02
a. Land	24 393 104.95			5 661 931.34	18 731 173.61						18 731 173.61
b. Buildings	26 497 372.69		267 642.81	3 334 875.47	23 430 140.03	4 070 380.17		325 298.05	1 032 747.52	3 362 930.70	20 067 209.33
c. Machinery	46.90			2.94	43.96	42.05		1.42	2.31	41.16	2.80
d. Motor Vehicles	50 802.99		983.00	987.83	50 798.16	18 859.56		7 621.11	6.84	26 473.83	24 324.33
e. Other equipment	152 699.31		4 653.59	5.93	157 346.97	134 044.40		10 204.81	2.78	144 246.43	13 100.54
	51 094 026.84	**0.00**	**273 279.40**	**8 997 803.51**	**42 369 502.73**	**4 223 326.18**	**0.00**	**343 125.39**	**1 032 759.45**	**3 533 692.12**	**38 835 810.61**

TABLE II.

ESTABLISHMENT EXPENSES MOVEMENTS

	COST 31/12/01	ADDITIONS DURING THE YEAR	WRITE-OFF DURING THE YEAR	TOTAL COST 31.12.02	ACCUMULATED DEPRECIATION 31/12/01	DEPRECIATION FOR THE YEAR	REDUCTION DUE TO DEPRECIATION FOR THE YEAR	ACCUMULATED DEPRECIATION 31.12.01	NET BOOK VALUE 31.12.02
a. Other establishment expenses	82 015.28	1 911.39	0.00	83 926.67	82 015.28	1 695.09	0.00	83 710.37	216.30
	82 015.28	**1 911.39**	**0.00**	**83 926.67**	**82 015.28**	**1 695.09**	**0.00**	**83 710.37**	**216.30**

APPENDIX
TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
OF "DIETHNIKI" MUTUAL FUND MANAGEMENT COMPANY
(Reg. No. 6102/06/B/86/55)

In accordance with the provisions of Law 2190/1920 and especially with the provision of article 43α and the provisions that this article refers to, we provide the following information shown in the company's financial statements as of 31.12.2002.

1. LEGAL PREPARATION AND STRUCTURE OF THE FINANCIAL STATEMENTS – DEPARTURES CONSIDERED NECESSARY FOR THE PRESENTATION OF THE TRUE AND FAIR POSITION.

(α) Article 42α par.3: Departure from the relevant provisions for the preparation of the annual financial statements, which was considered necessary for the presentation of the true and fair position, as required by the provision of par.2 of article 42α.

None.

(b) Article 42β par.1: Departure from the principle of consistency of structure and presentation of the Balance Sheet and the Profit and Loss Account.

None.

(c) Article 42β par. 2: Recording of an element in a special account that is related to more than one obligatory accounts.

There has been no such case.

(d) Article 42β par.3: Adaptation of the structure and titles of the accounts with Arabic numbering whenever it is required by the special nature of the business.

There has been no such case.

(e) Article 42β par.4: Condensation of balance sheet accounts that correspond to the small letters of the balance sheet format.

None.

(f) Article 42β par.5: Adjustments of prior year balances in order to render them uniform and comparable with the corresponding balances of the current year.

An amount of EURO 299.485,87 which refers to profit from sale of shares listed in the Stock Exchange and appeared in the previous year in the Appropriation Acc "Tax Free Reserves" has been reformed and appears in the beginning of the Appropriation Account Table in order to be seperated from profit of 2001 and to transfer it to Balancing Table for the creation of a tax free reserve.

2. VALUATION OF ASSETS

(a) Article 43α par.1-α: Asset valuation methods and calculation of depreciation and provisions for impairment.

1) Fixed Assets have been valued at cost plus the cost of additions and improvements, less depreciation calculated in accordance with the prevailing legislation.
2) There was no need to provide for the impairment of assets.
3) The shares of Societes Anonymes listed in the Athens Stock Exchange have been valued at the lower of cost and market value. The average share prices for the month of December 2002 was considered to be the market value.
4) The shares of Societes Anonymes not listed in the Athens Stock Exchange or in any other Stock Exchange have been valued at cost, according to Article 28 par.5 of the Code of Books and Records (thereon CBR).
It should be noted that the cost of the shares of the "Central Share Registry S.A." is lower than their intrinsic value as derived from their Balance Sheets as at 31/12/2001.
5) The deposits of Synthetic Swaps have been valued at cost, while the accrued interest income and any exchange differences up to 31/12/2002 have been recorded in the account of "Accrued Income".

(b) Article 43α par.1-α: Translation into euro of assets and liabilities denominated in foreign currencies (FX) and accounting treatment of exchange differences.

There are no claims/obligations in foreign currency as at 31.1.2002

c) Article 43 par.2: Departure from the valuation methods and principles. Application of special valuation methods.

None.

(d) Article 43 par.7-β: Change in the calculation method of the acquisition cost or the production cost of inventories and securities.

None.

(e) Article 43 par.7-γ: Description of the difference between the valuation of the inventories and securities and their market value, provided that it is material.

- There are no inventories.
- The difference between the valuation of the securities and their market value is not material.

(f) Article 43 par.9: Analysis and explanation of the revaluation of fixed assets which took place during the year in accordance with special laws and details on the movement of the account "Revaluation Differences".

There has been no such case.

3. FIXED ASSETS AND FORMATION EXPENSES

(a) Article 42ε par. 8: Changes in fixed assets and formation expenses (capitalized expenditure).
The following tables contain the information required by the provision:

I. FORMATION EXPENSES

(amounts in EUR)

	SHARE CAPITAL INCREASE EXPENSES	COMPUTER SOFTWARE
COST AT 31.12.2001	1 467.35	164 918.02
PURCHASES DURING THE YEAR 2002	0.00	20 978.67
SALES DURING THE YEAR 2002	0.00	0.00
COST AT 31.12.2002	**1 467.35**	**185 896.69**
ACCUMULATED AMORTIZATION AT 31.12.2001	1 467.35	113 429.15
AMORTIZATION OF YEAR 2002	0.00	27 033.48
AMORTIZATION REDUCTIONS OF YEAR 2002	0.00	0.00
ACCUMULATED AMORTIZATION AT 31.12.2002	**1 467.35**	**140 462.63**
NET BOOK VALUE AT 31.12.2002	0.00	45 434.06

II. FIXED ASSETS

(amounts in EUR)

	BUILDINGS & TECHNICAL WORKS	MOTOR VEHICLES	FURNITURE & OTHER EQUIPMENT
COST AT 31.12.2001	166 975.67	3.46	725 380.15
PURCHASES OF YEAR 2002	0.00	0.00	69 497.07
SALES OF YEAR 2002	0.00	0.00	0.00
COST AT 31.12.2002	**166 975.67**	**3.46**	**794 877.22**
ACCUMULATED DEPRECIATION AT 31.12.2001	166 975.67	0.00	517 236.70
DEPRECIATION OF YEAR 2002	0.00	3.45	109 777.07
DEPRECIATION REDUCTIONS OF YEAR 2002	0.00	0.00	0.00
ACCUMULATED DEPRECIATION AT 31.12.2002	**166 975.67**	**3.45**	**627 013.77**
	0.00	**0.01**	**167 863.45**

(b) Article 43 par.5-δ: Analysis of additional depreciation.

None

(c) Article 43 par.5-ε: Provisions for the write-off of tangible assets.

None

(d) Article 43 par.3-ε: Analysis and clarification of the formation expenses (capitalized expenditure) relating to this period.

These expenses relate to purchases of software amounting to EUR 20.978,67.

(e) Article 43 par.3-γ: The amounts and accounting treatment of foreign exchange differences that arose in the current period, on installments payments and/or the year and revaluation of loans, which were used exclusively for fixed assets acquisition.

There has been no such case.

(f) Article 43 par.4 quotations α' & β': Analysis and clarification of the "Research and Development Expenses", "Concessions and Industrial Property Rights" and "GOODWILL".

There has been no such case.

4. PARTICIPATIONS

(a) Article 43α par.1-β': Participations in other companies exceeding at a percentage greater than 10% of share capital.

None

(b) Article 43α par.β: (It has been added in conjunction with the article 3 of P.D. 326/1994) Participations in the capital of other companies, in which the Company is an unlimited liability partner. .

None

(c) Article 43α par.1-ιε': Preparation of consolidated financial statements, in which the company's financial statements are included.

The company's financial statements are included in the consolidated financial statements of the NATIONAL BANK OF GREECE S.A. and are available in the headquarters of the parent company, Aiolou 86 Athens.

5. INVENTORIES

(a) Article 43α par.1-ια': Valuation methods for inventories which deviate from the valuation principles of article 43, due to tax reasons.

There are no inventories.

(b) Article 43α par.1-ι': Differences from devaluation of current assets and reasons thereof.

The following table contains the information required by the provision.

I. SHARES LISTED ON THE ATHENS STOCK EXCHANGE (GREEK COMPANIES)

(amounts in EUR)

	Shares	Number	At 31.12.2002 Cost	At 31.12.2002 Market value art.43 par.6-βα L.2190/1920	Devaluation diffrences (provision) 31.12.2002
1.	Hellenic Stock Exchange Investments S.A. (Common Nominated)	377.920	3.222.930,39	1.050.617,60	2.172.312,79
	Total Devaluation Provison at 31.12.2001				**0,00**
	Amount of the Devaluation Provision to be accounted for 31.12.2002				**2.172.312,79**

II. SHARES NON LISTED ON THE ATHENS STOCK EXCHANGE (FOREIGN COMPANIES)

(amounts in EUR)

Shares	Number	At 31.12.2002 Cost	At 31.12.2002 Market Value art.43 par.6-βγ L.2190/1920	Devaluation differences (provision) 31.12.2002
1. Central Share Registry S.A.	282 000	75 393.11	629 299.27	0.00

III. SHARES NON LISTED ON THE ATHENS STOCK EXCHANGE IN EXCHANGE WITH SHARES OF HELLENIC STOCK EXCHANGES S.A. (FOREIGN COMPANIES)

(amounts in EUR)

Shares	Number	At 31.12.2002 Cost	At 31.12.2002 Market Value art.43 par.6-βγ L.2190/1920	Devaluation differences (provision) 31.12.2002
1. NBG LUXEMBOURG HOLDING S.A.	4	4 000.00	3 847.89	0.00
2. NBG LUXFINANCE HOLDING S.A.	4	4 000.00	8 502.21	0.00

Note:

The shares not listed in the Stock Exchanges of Greece and abroad have been valued at cost according to article 28 par. 5 of the CBR. Thus, there was no need to provide for impairment.

IV. FOREIGN MUTUAL FUND UNITS

(amounts in EUR)

Mutual Funds	Units	At 31.12.2002 Cost	At 31.12.2002 Marke Value art. 43 par.6-ββ L.2190/1920	Devaluation differences (provison) 31.12.2002
Mutual Fund Units "NBG SYNESIS"				
1. World Click Sub-fund /B	607.000	607 000.00	579 858.00	**27 142.00**
2. Growth Str. Sub-fund /B	10.025	1 002 460.00	965 842.62	**36 617.38**
				63 759.38
Mutual Fund Units "NBG INTERNATIONAL"				
1. Emerging Euro Bond Sub-fund /B	1 001.121	1 000 000.00	971 640.99	**28 359.01**
2. Income Plus Sub-fund /B	5 073.618	5 000 000.00	5 095 376.21	**0.00**
				28 359.01
Total Devaluation Provision at 31.12.2002				**92 118.39**
Accumulated Devaluation Provison at 31.12.2001				**0.00**
Amount of the Devaluation Provision to be accounted for 31.12.2002				**92 118.39**

V. DOMESTIC MUTUAL FUND UNITS

(amounts in EUR)

	Mutual Funds	Units	At 31.12.2002 Cost	At 31.12.2002 Market Value art. 43 par.6-ββ L.2190/1920	Devaluation differences (provision) 31.12.2002
1.	Usd Bond-Foreign Bond	1.168.824,131	6.545.963,96	6.589.596,69	0,00
2.	Substructure & Constructions Domestic Shares	226.654,172	2.435.803,37	913.416,31	1.522.387,06
3.	Small Cap Domestic Shares	546.816,913	4.013.312,76	916.082,37	3.097.230,39
4.	Balanced Domestic	1.164.615,320	18.792.000,00	16.348.171,09	2.443.828,91
5.	Domestic Income Bond	1.100.753,620	9.169.938,10	9.144.400,62	25.537,48
6.	International Foreign Shares	21.119,881	117.388,11	74.109,66	43.278,45
7.	Euro Bond-Foreign Bond	749.415,610	4.180.015,43	4.170.123,16	9.892,27
8.	Top - 30 Domestic Shares	1.584.817,448	2.347.762,29	1.836.644,94	511.117,35
9.	Financial Domestic Shares	1.000.000,000	2.934.702,86	1.768.000,00	1.166.702,86
10.	Collective Balanced Domestic	46.716,960	200.000,00	201.546,31	0,00
	Total Devaluation Provison at 31.12.2002				8.819.974,77
	Accumulated Devaluation Provision at 31.12.2001				5.149.249,35
	Unused provision transferred to period income				18.197,96
	Amount of the Devaluation Provision to be accounted for 31.12.2002				3.688.923,38

6. Share Capital

(a) Article 43α par.1-δ': Categories of shares.

The following table contains the information required by the provision.

(amounts in EUR)

	NUMBER OF SHARES	PAR VALUE	TOTAL VALUE
COMMON NOMINATED SHARES	200 000	3.00	600 000.00
TOTAL	200 000	3.00	600 000.00

The Company's shares can only be transferred after permission from the Monetary and Credit Committee of the Bank of Greece in conjunction with the Capital Market Committee's permission.

(b) Article 43α par.1-γ': Shares issued during the period.

During 2002 there was no issue of new shares.

(c) Article 43α par.1-ε' and 42ε par.10: Issued securities and embedded rights.

No issue of securities.

(c) Article 43α par.1-στ': Acquisition of treasury shares during the current period.

No acquisition of treasury shares.

The following table indicates the variations of the share capital and lists the company's shareholders.

(amounts in EUR)

I. SHARE CAPITAL VARIATIONS	Number of shares	Share Capital
1. Initial Share Capital	10 000 000	29 347.03
2. Share Capital Increase (year 1992)	40 000 000	117 388.11
3. Share Capital Increase (year 1996)	50 000 000	146 735.14
4. Share Capital Increase due to to the merger with "Ktimatiki Mutual Fund Management Company" (30.06.2000)	100 000 000	293 470.29
5. Share Capital Increase through capitalization of prior years' taxable extraordinary reserves (increase of the par value by the amount of EUR 0.07 per share)	0	13 059.43
Total	200 000 000	600 000.00

II. SHAREHOLDERS	Percentage %	Number of shares	Share Capital
1. National Bank of Greece	81.00%	162 000	486 000.00
2. Ethniki Kefalaiou	17.10%	34 200	102 600.00
3. NBG BANCASSURANCE	1.90%	3 800	11 400.00
Total	100.00%	200 000	600 000.00

7. PROVISIONS AND LIABILITIES

(a) Article 42ε par.14 quotation δ: Analysis of the account «Other provisions», if the amount is material.

There is no balance in the Acc "Other Provisions"

Article 43α par.1 quotation ιζ: The method of valuing the provision for staff termination indemnity is described.

In the current period, a provision for staff termination indemnity has been formed, which covers staff compensation due to termination or retirement.
This provision amounts to EUR 96.297,40 and is included in the Profit and Loss Account.
The accumulated provision at 31.12.2002 amounted to EUR 545.100,29.
Moreover, following the retirement in 2002 of an employee the as mentioned above amount decreased by EUR 10.673,46 and the remaining stands in EUR 534.426,83 which appears in Balance Sheet B. par 1 and reflects the provision for employees in duty.
The provision for staff termination indemnity represents 100% of the indemnity offered.

(b) Article 43α par.4-ζ: Financial commitments arising from contracts etc, which are not included in the off-balance sheet accounts. Payment of specific monthly allowances and financial commitments for affiliated companies.
Loan commitments amount to EUR 57.380,49.

(c) Article 43α par.1-ιβ: Potential material taxation liabilities for the current period and prior periods, provided that these are not shown in the liabilities or provisions.

None

(d) Article 43α par.1-στ: Long term liabilities over 5 years.

None

(e) Article 43α par.1-στ: Liabilities covered by mortgages.

None

8. PREPAYMENTS AND ACCRUALS

- Article 42ε par.12: Analysis of the accounts of "Accrued Income" and "Prepaid Expenses".

The following table contains the information required by the provision.

(amounts in EUR)

	ACCRUED INCOME	
1.	Income from Synthetic Swaps	960,08
	PREPAID EXPENSES	
1.	Employers contribution of main and additional insurance	166,00
2.	Wages of Certified Auditors/Accountants	12.980,00
3.	Electricity	2.278,00
4.	Water supply	150,00
5.	Telecommunication Expenses	4.400,01
6.	Sundry expenses	2.095,49
	TOTAL	22.069,50

9. OFF-BALANCE SHEET ITEMS

- Article 42ε par.11: Analysis of the off-balance sheet items, to the extent that they are not covered by the information of par.10.

In the "Items in custody and safekeeping" account the following amounts are included:

- An amount of EUR 0,18 which represents cash balance in bank accounts for investment in the products of "DESMES DELOS MUTUAL FUNDS".
- An amount of EUR 559,89 which represents cash balance in bank accounts for investment in continuous investment programs.
- An amount of EUR 2,00 which reflects the value of two machines of drinking water of the company YDOR EPE.

10. GUARANTEES PROVIDED AND MORTGAGES

- Article 42ε par.9: Guarantees and mortgages provided by the company.

None

11. FEES, ADVANCES AND CREDITS TO MANAGEMENT

(a) Article 43α par.1-ιγ: (As amended by article 3 of P.D. 325/1994). Fees to members of management and directors of the company.

The following table contains the information required by the provision.

(amounts in EUR)

	FEES & CREDITS TO MANAGEMENT	
1.	Fees to the chairman of the Board of Directors	61.687,65
2.	Fees to members of the Board of Directors	38.289,45
3.	Fees to members of the Mutual Funds Investment Committee	36.243,73
4.	Fees & Social Security contributions to the General Manager	169.310,52
	Total	305.531,35

(b) Article 43α par.1-ιγ: Liabilities created or assumed for financial assistance purposes to members of management and directors leaving the company during the current period.

None

(c) Article 43α par.1-ιδ: Advances and credits given to members of management (members of the Board of Directors and managers).

None

12. PROFIT AND LOSS ACCOUNT

(a) Article 43α par.1-η: Turnover by category of operations and geographical markets.

The Company's turnover amounts to EUR 17.155.131,78 and is analysed in the following table:

(amounts in EUR)

TURNOVER OF "DIETHNIKI" MUTUAL FUND MANAGEMENT COPANY	
1. Fee income for managing Mutual Fund	49 249 488.16
2. Commission from the sale of Mutual Fund Units	375 010.44
3. Commission for the purchase of Mutual Fund Units	-32 521 442.58
4. Commission from the exchange of Mutual Fund Units	52 075.76
Total Turnover	17 155 131.78

(b) Article 43α par.1-θ: Average number of persons employed during the period, their categories, together with their total cost. It is clarified that the "Management Personnel (officers)" includes the monthly paid staff.

The following table contains the information required by the provision.

Average Management Personnel:	Number:	54
Salaries:	EUR	1 689 918.59
Social Security contributions:	EUR	380 850.65
Other staff benefits:	EUR	214 354.71
TOTAL		2 285 123.95

(c) Article 42ε par.15-β: Analysis of the extraordinary and non-operating expenses and income.

The following table contains the information required by the provision.

1. EXTRAORDINARY AND NON-OPERATING INCOME		
* Exchange differences	EUR	2.943,10
* Other extraordinary and non-operating income	EUR	93,20
TOTAL		3.036,30
2. EXTRAORDINARY AND NON-OPERATING EXPENSES		
* Tax penalties and surcharges	EUR	200,43
* Foreign Exchange Differences	EUR	29,61
TOTAL		230,04

(d) Article 42ε par.15-β: Analysis of the accounts "Prior years' income", "Income from prior years' provisions" and "Prior years' expenses".

The following table contains the information required by the provision.

1. PRIOR YEARS' EXPENSES

* Allowances and personnel wages of previous years	EUR	29,35
* Employers contribution of other funds of main and additional insurance of previous years	EUR	710,00
* Wages and expenses of proffesionals subject to income tax reduction of previous years	EUR	1.100,51
* Wages and expenses of proffesionals not subject to income tax reduction of previous years	EUR	352,17
* Auditors' fees relating to prior periods	EUR	20.608,70
* Wages of NBG employees of previous years	EUR	26.431,17
* Other prior years' expenses	EUR	15.046,67
TOTAL		**64.278,57**

2. INCOME FROM PRIOR YEARS' PROVISIONS

* *Income from prior years' unused provisions of* staff termination indemnity	EUR	5.514,89
* Income from unused provisions for devaluation of participations and securities	EUR	131.572,23
TOTAL		**137.087,12**

3. PRIOR YEARS' INCOME

* Credit differences of Account 56.01	EUR	1.752,38
* Dividend income from previous years from free shares of company SHARE REGISTRY SA which had been formed from its taxed profits	EUR	442.733,68
* Other prior years' income	EUR	370,47
TOTAL		**444.856,53**

13. OTHER INFORMATION REQUIRED TO FULLY UPDATE THE SHAREHOLDERS AND FOR THE PRESENTATION OF THE TRUE AND FAIR POSITION

(d) Article 43α par.1-1ζ: Any other information considered necessary to fully update the shareholders and third parties and the presentation of the true and fair position.

- Since 10.09.2002 the Company manages a new Mutual Fund named «DELOS MONEY PLUS TREASURY MANAGEMENT INTERNATIONAL»
- The company has been audited for the years 1999 and 2000,but the audit is not yet been completed.
- Also the company was audited for the years 1993 up to 16.02.2000 which refer to ex KTIMATIKI AEDAK with which it merged through absorption (G.G 2423/31.03.2000)
- The company is not audited for years 2001 and 2002.Consequenly, the tax obligation for those years has not cleared out.
- Because of a change in software systems there appear in inventory beginning in off balance sheet accounts " Other memo accounts debited" an amount of EUR 7.979.322,88 which refers to securities and participations parts which the company had in its portfolio on 31.12.2001.The above mentioned amount does not appear in the Balance Sheet of 2001 because the previous software system had the ability to record the securities and participations parts in the General Accountancy Account "Securities". The same amount appears in memo account "Other memo accounts credited" for the same purpose.

Athens, 10 February 2003

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE AUTHORIZED MEMBER & A' VICE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE CHIEF FINANCIAL OFFICER
N. BERTSOS	AP. TAMVAKAKIS	G. PAPOUTSIS	ST. SAVAIDIS

AUDITORS' REPORT

It is certified that the above Appendix consisting of 15 pages, is the same as the one mentioned in the Auditors' Report dated 11 February 2003.

Athens, 11 February 2003
THE CERTIFIED PUBLIC ACCOUNTANTS AUDITORS

PANAGIOTIS G. MAKROPOULOS Reg. No. ICPAG 11271 SOL S.A.	KONSTANTINOS I. MALISOVAS Reg. No. ICPAG 11281 BKR PROTYPOS ELEGKTIKI S.A.

APPENDIX
TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
OF NATIONAL MANAGEMENT AND ORGANIZATION COMPANY
(Reg. No. 6752/01 NT/B/86/394 REGISTER SA PREFECTURE OF ATHENS, SECTION OF SOUTH ATHENS
(In accordance with the provisions of articles of codified L. 2190/1920)

1. LEGAL PREPARATION AND STRUCTURE OF THE FINANCIAL STATEMENTS – DEPARTURES CONSIDERED NECESSARY FOR THE PRESENTATION OF THE TRUE AND FAIR POSITION.

(a) Article 42α par.3: Departure from the relevant provisions for the preparation of the annual financial statements, which was considered necessary for the presentation of the true and fair position, as required by the provision of par.2 of article 42a.

None.

(b) Article 42β par.1: Departure from the principle of consistency of structure and presentation of the Balance Sheet and the Profit and Loss Account.

None.

(c) Article 42β par.2: Recording of an element in a special account that is related to more than one obligatory accounts.

There has been no such case.

(d) Article 42β par.3: Adaptation of the structure and titles of the accounts with Arabic numbering whenever it is required by the special nature of the business.

There has been no such case.

(e) Article 42β par.4: Condensation of balance sheet accounts that correspond to the small letters of the balance sheet format.

None.

(f) Article 42β par.5: Adjustments of prior year balances in order to render them comparable with the corresponding balances of the current year.

The following balances have been adjusted in the financial statements of 2001, in order to become comparable with the corresponding balances of the current year:
1. Assets D II 1: Various Debtors.
Increased by €167.692,90, while Assets D I 5: "Prepayment for inventory purchases" was reduced by the same amount.

2. VALUATION OF ASSETS

(a) Article 43α par.1 quotation α: Asset valuation methods and calculation of depreciation and provisions for impairment.

1) Fixed Assets have been valued at amortized cost plus the cost of additions and improvements, less depreciation calculated in accordance with the prevailing legislation.
2) There was no need to provide for the impairment of assets.
3) Participations and securities, time deposits excluded, have been valued at the lower of cost and market value. Market value was:

- For shares listed in the Athens Stock Exchange, the average price for the month of December 2002.
- For shares of Societes Anonymes not listed in the Athens Stock Exchange and for participations, other than in SA, their net asset position in their most recent audited balance sheet was used.

The following table contains relevant information about the valuation of participations and securities as at 31 December 2002 (article 9, L. 2286/1995).

Participations	Number of shares & Units of trading	Balances as at 31 of December 2002 Cost Value		Market Value		Book Value	
		Item	Total	Item	Total	Item	Total
Listed securities (N.B.G.)		5,33	19.144,53	13,98	50.188,20	5,33	19.144,53
Non-Listed securities & participations "EΘNODATA SA"	33.330	2,93	97.813,65	3,42	114.005,27	2,93	97.813,65
Total			116.958,18		164.193,47		116.958,18

5) Purchased inventories (merchandise, expendable supplies etc.) have been valued at the lower of cost and market value (defined as end of year purchase market price) value.
6) Inventories cost was defined as the average value as usual.

(b) Article 43α par.1-α: Translation into euro of assets and liabilities denominated in foreign currencies (FX) and accounting treatment of exchange differences.

The amounts receivable and payable denominated in foreign currencies were translated into euro at the official rate of the foreign currencies at 31.12.2002. There were no valuation foreign exchange differences. The resultant differences are recorded in the profit and loss for the year.

(c) Article 43 par.2: Departure from the valuation methods and principles. Application of special valuation methods.

None.

(d) Article 43 par.7-β: Change in the calculation method of the acquisition cost or the production cost of inventories and securities.

None.

(e) Article 43 par. 7-γ: Description of the difference between the valuation of the inventories and securities and their market value, provided that it is material.

The book value of participations and securities was 116.958,18 € with a total market value of **164.193,47 €.**

(f) Article 43 par.9: Analysis and explanation of the revaluation of fixed assets which took place during the year in accordance with special laws and details on the movement of the account "Revaluation Differences".

There has been no such case.

3. FIXED ASSETS AND FORMATION EXPENSES

(a) Article 42ε par.8: Changes in fixed assets and formation expenses (capitalized expenditure).

The following tables contain the information required by the provision:

TANGIBLE FIXED ASSETS ANALYSIS

COST VALUE	Buildings	Motor Vehicles	Furniture & other equipment	TOTAL
BALANCE 31.12.01	1.805.912,59	28.833,90	25.722.294,24	**27.557.040,73**
ADDITIONS 2002	1.167.124,42	-	7.491.773,11	**8.658.897,53**
SUBTRACTIONS 2002	-	-	-	**-**
BALANCE 31.12.02	2.973.037,01	28.833,90	33.214.067,35	**36.215.938,26**
DEPRECIATIONS	**Buildings**	**Motor Vehicles**	**Furniture & other equipment**	**TOTAL**
BALANCE 31.12.01	268.364,20	18.957,70	12.625.642,62	12.912.964,52
ADDITIONS 2002	432.525,10	1.963,88	5.793.106,04	**6.227.595,02**
SUBTRACTIONS 2002	-	-	-	**-**
BALANCE 31.12.02	700.889,30	20.921,58	18.418.748,66	**19.140.559,54**
NET BOOK VALUE 31.12.02	2.272.147,71	7.912,32	14.795.318,69	**17.075.378,72**

ANALYSIS OF INTANGIBLE ASSETS

COST VALUE	Intangible Assets	TOTAL
BALANCE 31.12.01	5.902.674,16	**5.902.674,16**
ADDITIONS 2002	6.792.894,24	**6.792.894,24**
SUBTRACTIONS 2002	-	**-**
BALANCE 31.12.02	12.695.568,40	**12.695.568,40**
DEPRECIATIONS	**Intangible Assets**	**TOTAL**
BALANCE 31.12.01	1.417.567,49	**1.417.567,49**
ADDITIONS 2002	1.112.215,84	**1.112.215,84**
SUBTRACTIONS 2002	-	**-**
BALANCE 31.12.02	2.529.783,33	**2.529.783,33**
NET BOOK VALUE 31.12.02	10.165.785,07	**10.165.785,07**

(b) Article 43 par.5-δ: Analysis of additional depreciation.

None.

(c) Article 43 par.5-ε: Provisions for the write-off of tangible assets.
None.

(d) Article 43 par. 3-ε: Analysis and clarification of the formation expenses (capitalized expenditure) related to this period.

The following table contains the relevant information.

Intangible assets by category asat 31.12.2002:

Research expenses	EURO	82.759,20
Computer software	- « -	10.539.527,05
Right to use computer software	- « -	2.073.282,15
Total	**- « -**	**12.695.568,40**

(e) Article 43 par. 3-γ : The amounts and accounting treatment of foreign exchange differences that arose in the current period, on installments payment and/or the year end revaluation of loans, which were used exclusively for fixed assets acquisition.

There has been no such case.

(f) Article 43 par.4 quotations α' & β': Analysis and clarification of the "Research and Development Expenses", "Concessions and Industrial Property Rights" and "GOODWILL".

There has been no such case.

4. PARTICIPATIONS

(a) Article 43α par.1-β': Participations in other companies in excess of 10% of share capital.

None.

(b) Article 43α par.β: (It has been added in conjunction with the article 3 of P.D. 326/1994)
Participation in the share capital of other companies (e.g. Private Companies, Limited Liability Companies) in which the S.A. is an unlimited liability partner.

None.

(c) Article 43α par.1-ιε': Preparation of consolidated financial statements, in which the company's financial statements are included.

The company's financial statements are included in the consolidated financial statements of the NATIONAL BANK OF GREECE S.A. and are available in the headquarters of the parent company, Aiolou 86 Athens.

5. INVENTORIES

(a) Article 43α par.1-ια': Valuation methods for inventories which deviate from the valuation principles of article 43, due to tax reasons.

None.

(b) Article 43α par.1-ι': Differences from devaluation of current assets and reasons thereof.

None.

6. SHARE CAPITAL

(a) Article 43α par.1-δ': Categories of shares of which the share capital consists.

The company's share capital consists of 6.622.940 ordinary shares, with a par value of 3 € each, and a total value of 19.868.820 €.

(b) Article 43α par.1-γ': Issued shares during the period for share capital increase

The company's share capital increased by the amount of 11.738.820 €, through the issue of 3.912.940 ordinary shares with a par value of 3 € each, pursuant to a decision taken by the General Meeting of the shareholders at 19.04.2002. After this increase, the company's share capital consists of 6.622.940 ordinary shares, with a par value of 3 € each, and a total value of 19.868.820 €.

(c) Article 43α par.1-ε' and 42ε par.10: Issued securities and embedded rights.

No issue of securities.

(d) Article 43α par.1-στ': Acquisition of own shares during the current period.

No acquisition of treasury shares.

7. PROVISIONS AND LIABILITIES

(a) Article 42ε par.14 quotation δ: Analysis of the account "Other provisions", if the amount is material.

	Provisions for doubtful debts	Provisions for staff compensation *	Other provisions	TOTAL
Balance 31.12.01	743.520,14	293.585,17	117.388,11	1.154.493,42
Additions 2002	-	78.542,00	-	78.542,00
Subtractions 2002	245.735,79	293.585,17	-	539.320,96
Balance 31.12.02	497.784,35	78.542,00	117.388,11	693.714,46

* In accordance with the decision 205/88 by Legal Authorities of the State.

(b) Article 43α par.1-ζ: Financial commitments arising from contracts etc. which are not included in the off-balance sheet accounts. Payment of specific monthly allowances and financial commitments for affiliated companies.

None.

(c) Article 43α par.1-ιβ: Potential material taxation liabilities in respect of the current period and prior periods, provided that these are not shown in the liabilities or provisions.

None.

(d) Article 43α par.1-στ: Long term liabilities over 5 years.

None.

(e) Article 43α par.1-στ: Liabilities covered by mortgages.

None.

8. PREPAYMENTS AND ACCRUALS

Article 42ε par. 12: Analysis of the accounts of "Prepaid Expenses" and "Accrued Expenses".

The following table contains the information required by the provision.

Prepaid Expenses:		
α) Rental expenses	EURO	9.021,72
β) Maintenance expenses	- « -	3.122,59
γ) Insurance platinum m/c expenses	- « -	15.750,00
δ) Other expenses	- « -	140,48
Total	**- « -**	**28.034,79**

Accrued Expenses:		
α) Postal expenses	EURO	285.482,50
β) Sundry expenses	- « -	2.258,75
γ) Telecommunication	- « -	210.000,00
δ) Electricity and water supply expenses	- « -	5.004,00
ε) Staff insurance expenses	- « -	248.833,52
στ) Other expenses	- « -	29.007,41
Total	**- « -**	**780.586,18**

9. Off-balance sheet items

Article 42ε par.11: Analysis of the off-balance sheet items, to the extent to which this liability is not covered by the information of par.10.

a. Beneficiaries of third party assets held	EURO	1.740,58
b. Guarantees and other securities (Concerns letters of guarantee received)	- « -	1.890.623,81
c. Other off balance sheet accounts (Include the required by law accounts for monitoring fixed assets and their relevant VAT, five years from their initial purchase).	- « -	186.507.009,09 *
Total	**- « -**	**188.399.373,48**

* The above accounts include the amount for transaction commissions due of € 2.459.517,40 with par value of € 135.862.889,00
(It refers to sales made up to 31.12.2002 but receipts will be collected by merchants within 2003 and correspondingly the commissions will be collected in 2003.)

10. Guarantees provided and mortgages

Article 42ε par.9: Guarantees and mortgages provided by the company.

None.

11. Fees, advances and credits to management

(a) Article 43α par.1-ιγ: Fees to members of management and directors of the company.

The following table contains the information required by the provision.

a. Fees to members of the Board of Directors	EURO	18.664,48
b. Management fees	- « -	1.044.808,20
c. Social Security contributions	- « -	201.225,44
Total	**- « -**	**1.264.698,12**

(b) Article 43α par.1-ιγ: Liabilities created or taken over for financial assistance to members of management and directors leaving the company during the current period.

None.

(c) Article 43α par.1-ιδ: Advances and credits given to members of management (members of the Board of Directors and managers).

None.

12. PROFIT AND LOSS ACCOUNT

(a) Article 43α par.1-η: Turnover by category of operations and geographical markets.
The Company's income amounts to 55.358.034,98 Euro and is analyzed in the following table

a. Commissions from associated companies	euro	16.997.189,09
b. Income from services provision to NBG	- « -	36.751.711,08
c. Income from services to Banks and third parties(POS transactions,PK publications)	- « -	754.906,39
d. Income from promotion by ΕΘΝOSHOPPING	- « -	695.592,42
e. Sale of useless material and other income	- « -	158.636,00
Total	**- « -**	**55.358.034,98**

(b) Article 43α par.1-θ: Average number of persons employed during the period, their categories, and total staff cost.

1. Personnel:	411	
2. Fees and expenses:		
- Salaries	EURO	12.794.412,62
- Social Security contributions	- « -	2.821.411,71
- Other benefits and expenses	- « -	2.752.855,49
Total	**- « -**	**18.368.679,82**

(c) Article 42ε par.15-β: Analysis of the extraordinary and non-operating expenses and income.

a. Extraordinary and non-operating expenses		
-Exchange differences	EURO	248,73
-Commission differences of associated companies	- « -	24.153,38
-Other penalties	- « -	619,36
-Other expenses	- « -	42.238,28
Total	**- « -**	**67.259,75**

b. Extraordinary income		
-Income from the sale of furniture & other equipment	- « -	349,05
Total	**- « -**	**349,05**

c. Extraordinary and non-operating income		
- Income from subsidized OAEΔ programmes	- « -	1.228,15
- Other income	- « -	11.199,17
Total	**- « -**	**12.427,32**

(d) Article 42ε par.15-β: Analysis of the accounts "Prior years' income", "Income from prior years' provisions" and "Prior years' expenses" (accounts 82.01, 84 and 82.00 of the code of books).

e. Prior year's income		
- PRORATA difference for year 2001	EURO	65.223,33
- Insurance premium returns	- « -	57.219,08
- Other income	- « -	146,15
Total	**- « -**	**122.588,56**

Income from prior year's unused provisions		
- Unused provisions of staff termination indemnity.	EURO	293.585,17
- Unused provisions of doubtful debt.	- « -	245.735,79
Total	**- « -**	**539.320,96**

Prior year's expenses		
- Maintenance	EURO	8.830,44
- VAT difference (PRO RATA 2001)	- « -	383.928,81
- EUROPAY		44.829,00
- Other expenses	- « -	12.118,22
Total	**- « -**	**449.706,47**

Article 43α par. 1-1ζ: Any other information considered necessary by specific provisions of legislation in force.

None.

(e) Article 43α par. 1-ιζ: Any other information, considered necessary for the purpose of fully updating the shareholders and third parties and for the presentation of a fair view of the company's asset structure, financial position and the profit and loss account for the year.

The National Management and Organization Company is a subsidiary of the National Bank of Greece SA. Between the parent and subsidiary companies there are intercompany transactions the most important of which is the income pricing EAEDO to NBG (contract from 27.12.2001)

The above clarifications are given in compliance to provisions of relevant Articles of L.2190/20 as it has changed with P.D. 409/86,as to the financial statements of the period ending 2002 to become clearer.

Athens, 29 January 2003

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE VICE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF FINANCIAL OFFICER
AP. TAMVAKAKIS	G. ARONIS	G. BOURNIAS

THE CHIEF ACCOUNTANT

NIKOLAOS TSIRIKOS

It is certified that the above appendix consisting of (15) pages, is the same as the one mentioned in the Auditor's Report dated 18 February 2003.

Athens, 18 February 2003
The Certified Public Auditor

NIKOLAOS K. SOFIANOS
Reg. No. ICPAG 12231
DELOITTE & TOUCHE

APPENDIX
TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001
OF "ETHNIKI LEASING S.A."
(In accordance with the provisions of Cod. L. 2190/1920, as currently in force)

1. Legal preparation and structure of the financial statements
Departures due to the principle of presentation of the true and fair position.

(a) Article 42α par.3: Departure from the relevant provisions for the preparation of the annual financial statements which was considered necessary for the presentation of the true and fair position as required by the provision of par. 2 of this article.

None

(b) Article 42β par.1: Departure from the principle of consistency of structure and presentation of the Balance Sheet and of the Profit and Loss account.

None

(c) Article 42β par.2: Recording of an element in a special account that is related to more than one obligatory account.

There has been no such situation

(d) Article 42β par.3: Adaptation of the structure and the titles of the accounts with Arabic numbering whenever it is required by the special nature of the business.

Such adaptations are shown in the balance sheet with the sign (a) or (b) after the Arabic numbers, which relate to the accounts of the Greek Chart of Accounts. This was mainly done in the accounts of leased assets in order to differentiate from the assets owned and used by the Company itself.

(e) Article 42β par.4: Condensation of Balance Sheet Accounts that corresponds to Arabic numbers, as required by this provision.

None

(f) Article 42β par.5: Adjustments of prior year balances in order to be uniform and comparable with the corresponding balances of the current period.

None

Article 43β par.2 which was added to article 6 of P.D. 325/94. Exchange rate of the Greek drachma to EUR in case the annual financial statements were also published in EUR.

The financial statements of the previous year (2001) have been published in Drachmae and were entered in the balance sheet of 2002 in Euros (1EURO=340,75 Drachmae) as comparatives.

2. Valuation of assets

(a) Article 43α par.1-α: Asset valuation methods and calculation of depreciation and provisions for impairment.

The tangible assets were valued at acquisition cost, increased by additions and improvements and decreased by the depreciation provided by law.
Specifically:
a) The depreciation on assets owned and used by the Company was calculated using the rates of the P.D. 100/98.
b) The depreciation on leased assets (with the reservation stated in paragraph 12ε of this Appendix) was calculated according to the term of the finance leases.

(b) Artilce 43α par.1-α: Translation of assets and liabilities denominated in foreign currencies (FX) into euros and accounting treatment of exchange differences.

a) These are no foreign currency amounts receivable.
b) The amounts owed (loans) denominated in EURO and in foreign currencies were valued at the exchange rates of 31.12.02 of the EURO against the drachma, as mentioned in the European Central Bank's Exchange Rates Bulletin prevailing at 31.12.02, and in accordance with Article 28 par. 7 of the Books and Records Code (P.D. 186/1992), as amended by article 7 of L. 2842/2000.
In accordance with this procedure the following have arisen:

During the financial year, the valuation of liabilities as at 31.12.02, resulted in debit exchange differences of EUR 53.876,17 and credit exchange differences of EUR 21.888,71 respectively. These amounts were charged to the extraordinary results of the period. It must be noted that the above mentioned loans have been hedged with lease contracts in foreign currencies.

(c) Article 43 par.2: Departure from the valuation methods and principles. Implementation of special valuation methods.

None

(d) Article 43 par.7-β: Change in the calculation method of the acquisition cost or the production cost of inventories and securities.

There is no such case.

(e) Article 43 par.7-γ: Description of the difference between the valuation of the stocks and securities and their market value provided that the latter is material.

There is no such case.

(f) Article 43 par.9: Analysis and explanation of the revaluation of fixed assets, which took place during the year, in accordance with special laws and with indication of the movement concerning the account "Revaluation differences".

There is no such case.

3. Fixed assets and formation expenses

(a) Article 42ε par.8: Changes in fixed assets and formation expenses (capitalized expenditure).

At the end of this Appendix, there are two tables containing the information required by this article. The first table refers to tangible fixed assets and the second refers to formation expenses.
The tables mentioned are expressed in EUR thousand.

(b) Article 43 par. 5-δ: Analysis of additional depreciation.

None

(c) Article 43 par. 5-ε: Provisions for devaluation of tangible fixed assets.

None

(d) Article 43 par.3-ε: Analysis and clarification of the formation expenses (capitalized depreciation) relating to this period.

At the end of this Appendix, there is the table mentioned in 3a above with the information required by this article. It must be clarified that:
1. The "Expenses of acquiring leased real estate", which are listed in detail in a table at the end of this Appendix, relate to expenses of acquiring leased real estate, which will be depreciated evenly over the term of the finance lease.
2. The "Other formation expenses" mainly relate to expenses incurred due to the company's increase of capital (tax on increase of capital etc), as well as to expenses incurred for the acquisition of software, which is currently owned and used by the company.

(e) Article 43 par.3-γ: Amounts and accounting treatment of foreign exchange differences that arose in the current period, on installment payments and/or the year end revaluation of loans, used exclusively for fixed asset acquisitions.

There are no such amounts

(f) Article 43 par.4 quotations α' and β': Analysis and clarification of the "Research and Development Expenses", "Concessions and industrial property rights" and "GOODWILL"

There are no such amounts.

4. Participations

(a) Article 43α par.1-β': Participations in the capital of other companies at a percentage greater than 10%.

There are no such participations.

(b) Article 43α par.1-ιε': Preparation of consolidated financial statements, in which the company's financial statements are included.

The Company's financial statements are subject to consolidation with the financial statements of the NATIONAL BANK OF GREECE S.A., Aiolou 86 ATHENS, Reg. No. 6062/06/B/86/01, as the Company is a member of the NBG Group. NBG is responsible for their publication.

5. Inventories

(a) Article 43α par.1-ια: Valuation methods for inventories, which deviate from the valuation principles of, article 43, due to tax purposes.

There are no inventories.

(b) Article 43α par.1-ι: Differences from the impairment of current assets and reasons thereof.

None

6. Share Capital

(a) Article 43α par.1-δ: Categories of shares, of which the share capital consists.

Ordinary Shares

Number	Par value	Total value in euros
euro 900.000	29,35	26.415.000

(b) Article 43α par.1-γ: Issued shares during the period for increasing the share capital.

Share capital has not increased.

(d) Article 43α par.1-ιστ: Acquisition of own shares during the current period.

No acquisition of own shares.

7. Provisions and liabilities

(a) Article 42ε par.14 quotation δ: Analysis of the account "Other provisions", if the amount is material.

Provisions for non performing loans moved as follows: (amounts in EUR thousands):

Previous period balance	2.888
Write offs	- 24
Loss from sale of assets	- 743
New Provisions made out	1.210
Total	3.331

The as above mentioned amount appears in the Liabilities Acc "Other Provisions"	2.475
And negatively in Assets in Acc "Doubtful Debts"	856
Total	3.331

(b) Article 43 α par.1-ζ: Financial commitments arising from contracts etc., which are not included in the off-balance sheet accounts. Payment of specific monthly allowances and financial commitments for affiliated companies.

None

(c) Article 43α par.1-ιβ: Potential material liabilities for tax and tax payable that may have to be paid during the current period and prior periods, provided that these are not shown in the liabilities or provisions.

The tax authorities have audited the Company until the period 2000.There are no known obligations of that kind apart from a difference with the Greek State amounting to EUR 2.304 thousand for which the Company was cleared by the Secondary Administrative Court. The State has appealed.

(d) Article 43α par.1-στ: Long-term liabilities over 5 years.

None

(e) Article 43 α par.1-στ: Liabilities covered by mortgages.

None

8. Prepayments and accruals

Article 42ε par.12:

α) Analysis of the accounts "Accrued income" and "Prepaid expenses".

The "Prepaid expenses" of EUR 4.386 include expenses paid in the current period but relate to the next period and are analyzed as follows:

M.vehicle expenses	1.920
PC maintenance contracts	783
Subscriptions	1.252
Insurance costs	431

β) Analysis of the accounts "Deferred income" and "Accrued expenses".

"Deferred income" of EUR 4.102.630 relates to rentals received in the current period and will be earned in the next period.

The "Accrued expenses" of EUR 2.123.718 relate to expenses incurred in the current period which will be paid in the next period and are analyzed as:

Interest	EUR	2.120.346
Various operating expenses	EUR	3.372

9. Off-balance sheet items

Article 42 ε par.11: Analysis of the off-balance sheet items, to the extent that this liability is not covered by the information in par. 10

The off-balance sheet items are analyzed as follows:

1) Guarantees obtained from third parties	EUR	15.218.880
2) Guarantees given for obligations securing	EUR	912.645
3) Receivables as guarantee	EUR	135.000
4) Non-performing receivables	EUR	1.099.512
5) Remaining capital for debts in litigation	EUR	1.068.939
6) Letters of credit (imports) on behalf of customers	EUR	11.760
7) Customers' debts written off	EUR	1.741.598
8) Differences from Tax Audit of period 1995	EUR	2.628.333
9) Other memorandum Accounts	EUR	17.568

10. Guarantees provided and Mortgages

Article 42ε par.9: Guarantees and mortgages provided by the company.

There are no such amounts.

11. Fees, advances and credits to management

(a) Article 43α par.1-ιγ: Management fees and directors emoluments.

The fees mentioned amounted in total to EUR 85.826,18 before tax.

(b) Article 43α par.1-ιγ: Liabilities created or taken over for financial assistance to management members and directors, who left the company during the current period.

None

(c) Article43α par.1-ιδ: Advances and credits given to management members (Board of Directors and managers)

None

12. Profit and loss account

(a) Article 43α par.1η: Turnover by category of operations and geographical markets (The turnover is considered as determined in the article 42ε § 15-quotation α').

The turnover (which resulted totally from activities in Greece) is analyzed as follows:

- Rentals for movable equipment	EUR	41.838.338
- Rentals for properties	EUR	4.463.625
- Proceeds from the sale of movable equipment est.	EUR	820.684

(b) **Article 43α par.1-θ**: The average number of persons employed in all the categories, during the period, including their total cost. It is clarified that the "Management personnel (officers)" includes the monthly paid staff, while the "Technical working personnel" includes the daily paid staff.

Average number of staff
Management personnel (officers) 23 persons
Staff costs

Salaries	€	709.607
Social sec. Contribut.	€	135.670
Other benefits	€	58.172

(c) **Article 42ε par.15β**: Analysis of the extraordinary and non-operating expenses and income , namely the "extraordinary and non-operating expenses" and "extraordinary and non-operating income". If the amounts of "extraordinary losses" and "extraordinary profits" are material, in accordance with the provision of article 43α par. 1-ιγ, their analysis is also provided (on the basis of the accounts 81.02 and 81.03 of the Greek Chart of Accounts).

1. The extraordinary and non-operating expenses of EUR 57.986 include:
   - Exchange differences of EUR 53.876 that have arisen during the period, analyzed in par. 2β of this Appendix.
   - Others EUR 4.110
2. The extraordinary income of EUR 48.590 is analyzed as follows:
   - Exchange differences of loans EUR 21.889
   - Written off obligations received € 14.528
   - Others EUR 12.173

(d) **Article 42ε par.15-β**: Analysis of the accounts "Prior year's income", "Income from previous years provisions" and "Prior year's expenses".

The balances "Prior year's income" of EUR 30.937 and "Prior year's expenses" of EUR 19.789 are analyzed as follows:

a) Expenses		
Obligations under trial receivable	€	21.272
Others	€	9.665
b) Income		
Provisions of comp.personnel	€	9.176
Assignment of subs obligations	€	4.746
Others	€	5.867

(e) **Article 43ε par.1-ιζ**: Any other information required by specific provisions of legislation in force.

On the basis of legislation in force, the company depreciates the leased assets of the contracts issued since 1/1/96 and thereafter, evenly over the terms of the lease. In contrast, as far as the financial lease contracts issued until 31/12/95 are concerned, the company depreciates the leased assets, which will become the property of the lessee after the end of the lease period, in accordance with the rates provided by the tax legislation. The lease term is not taken into consideration. Hence, for the above leases (dated prior to 31/12/95) no reconciliation exists between the income generated from the lease and the cost (namely the depreciation), as required by the provisions of the Cod. L. 2190/1920. It has to be noted that the existing as today in the Portfolio contracts of that kind are of negligent amount. No depreciation on the leased land was calculated, in accordance with the provisions of the tax legislation and the article 27, par. 4 of L. 2682/99, governing financial leases. Taking into account the above as at 31.12.2002, the net book value of the leased assets exceeded finance lease debtors by about EUR 3.885 thousand. That amount will gradually burden the results of next years. The corresponding difference as at 31.12.2001 was EUR 4.065 thousand. The company will make a provision for this future loss because based on its current workings and taking into account the "going concern" concept, this loss will not occur in the near future.

(f) **Article 43α par.1-ιζ**: Any other information, considered necessary for the purpose of fully updating the shareholders and third parties and for the presentation of a fair view of the company's asset structure, financial position and the profit and loss account for the year.

1. The Company's long-term liabilities are denominated in EUR whereas the short-term liabilities are denominated in the currency in which they appear, in EUR 68.145.698, and in foreign currencies, which are equivalent to EUR 4.631.747.
2. The Company's leased real estate is included in a detailed table at the end of this Appendix.

Athens, 31 January 2003

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE MANAGING DIRECTOR	THE CHIEF FINANCIAL OFFICER
ANDREAS S. VRANAS	DIMITRIOS G. PINES	TILEMACHOS A. PALEOLOGOS	NIKOLAOS D. DIMITROPOULOS

The above appendix, consisting of nine (9) pages and three (3) tables, is the same as the one mentioned in the Auditor's Report dated 31st January 2003.

Athens, 31 January 2003

The Certified Public Auditor

ETHNIKI LEASING S.A.

ANALYSIS OF FIXED ASSETS AND DEPRECIATION
31.12.2002

EUR THOUSAND

	COST 1.1.2002	ADDITIONS	WRITE-OFFS	DISPOSALS	TRANSFERS		REVALUATION	COST 31.12.2002
					DEBIT	CREDIT		
LAND	7 208	2 224						9 432
BUILDINGS	17 952	7 845		(22)				25 775
FURNITURE, ELECTRONIC AND OTHER EQUIPMENT	24 092	8 522		(3 110)				29 504
MACHINERY	95 742	36 084		(13 757)	993			119 062
MOTOR VEHICLES	26 576	14 274		(7 472)				33 378
FIXED ASSETS UNDER CONSTRUCTION AND ADVANCES	993	24 398				(993)		24 398
TOTAL	**172 563**	**93 347**	**0**	**(24 361)**	**993**	**(993)**	**0**	**241 549**

ACCUMULATED DEPRECIATION OF FIXED ASSETS
31.12.2002

	ACCUMULATED DEPRECIATION 1.1.2002	DEPRECIATIO N FOR YEAR	WRITE-OFFS	REDUCTION DUE TO DISPOSALS	TRANSPORTATION		REVALUATION	ACCUMULATED DEPRECIATION 31.12.2002
					DEBIT	CREDIT		
BUILDINGS	2 505	1 966		(22)				4 449
FURNITURE, ELECTRONIC AND OTHER EQUIPMENT	9 229	5 915		(3 110)				12 034
MACHINERY	38 491	22 589		(13 757)				47 323
MOTOR VEHICLES	11 683	7 374		(7 472)				11 585
TOTAL	**61 908**	**37 844**	**0**	**(24 361)**	**0**	**0**	**0**	**75 391**
TOTAL OF NET BOOK VALUE								**166 158**

ETHNIKI LEASING S.A.

ANALYSIS OF ESTABLISHMENT EXPENSES AND DEPRECIATON
31.12.2002

EUR THOUSAND

	COST 1.1.2002	ADDITIONS	WRITE-OFFS	DISPOSALS	TRANSPORTATION		REVALUATION	COST 31.12.2002
					DEBIT	CREDIT		
OTHER ESTABLISHMENT EXPENSES-OWN USED	482	8						490
ACQUISITION COST OF LEASED ESTATE	3 724	1 157						4 881
EQUIPMENT	586	119		(81)				624
TOTAL	**4 792**	**1 284**	**0**	**(81)**	**0**	**0**	**0**	**5 995**

ACCUMULATED DEPRECIATION OF TANQIBLE FIXED ASSETS
31.12.2002

	ACCUMULATED DEPRECIATION 1.1.2002	DEPRECIATIO N FOR YEAR	WRITE-OFFS	REDUCTION DUE TO DISPOSALS	TRANSPORTATION		REVALUATION	ACCUMULATED DEPRECIATION 31.12.2002
					DEBIT	CREDIT		
OTHER ESTABLISHMENT EXPENSES-OWN USED	378	45		0				423
ACQUISITION COST OF LEASED ESTATE	675	395		0				1 070
EQUIPMENT	218	158	(81)	0				295
TOTAL	**1 271**	**598**	**(81)**	**0**	**0**	**0**	**0**	**1 788**
TOTAL OF NET BOOK VALUE								**4 207**

SCHEDULE OF REAL ESTATE OWNED BY THE COMPANY AS AT 31.12.2002

REAL ESTATE ADDRESS	DATE OF ASQUISITION OF REAL ESTATE	ACQUISITION COST OF LAND €	S.M. OF LAND	PERCENTAGE OF JOINT OWNERSHIP OF LAND	ACQUISITION COST OF BUILDINGS €	S.M. OF BUILDING	ACQUISITION COST OF FIXED ASSETS €	TOTAL COST OF ACQUISITION €	DESCRIPTION OF REAL ESTATE
54 AIGIALIAS, PARADISOS AMAROUSIOU	Jun 99	205 736.17	1 450.27	210o/oo	293 163.32	321.5	66 560.82	565 460.31	GROUND FLOOR STORE WITH UPPER LEVEL
282 E. BENIZELOU &102-108 EYRIPIDOU, TZITZIFIES, KALLITHEA	Jul 99	2 355 540.87	3 050.34	1000o/oo	4 394 275.72	7 052.34	1 070 019.67	7 819 836.25	HORIZONTAL OWNERSHIP (OFFICES) AND PARKING AREA
3-5 GRAVIAS & 1-3 METHONIS, ATHENS	Dec 99	295 172.41	369.50	451,52o/oo	640 997.80	1 359.93	145 170.16	1 081 340.37	STORE (GROUND FLOOR WITH A BASEMENT) & STOREROOM HORIZONTAL OWNERSHIP
8 LEONIDIOU & 17-19 KALLERGI, METAXOURGIO, ATHENS	Jan 00	82 171.68	216.34	200o/oo	152 604.55	391.57	12 072.53	246 848.76	GROUND FLOOR STORE WITH UPPER LEVEL AND BASEMENT
10 LEONIDIOU, METAXOURGIO, ATHENS	Jan 00	39 618.49	185.11	564o/oo	133 528.98	207.03	11 384.37	184 531.84	GROUND FLOOR STORE-OFFICE WITH BASEMENT
21 KALLERGI, METAXOURGIO, ATHENS	Jan 00	118 855.47	312.86	534o/oo	353 631.69	754.845	116 132.50	588 619.66	THREE STOREY BUILDING WITH A BASEMENT
50-52 BENIZELOU, EGNATIAS & KLEISOURAS, THESSALONIKI	Apr 00	81 277.09	428.01	56,40o/oo	356 923.88	441.4	67 290.09	505 491.05	8th FLOOR HORIZONTAL OWNERSHIP (OFFICE)
1 FRAGON & 13 K. MOSKOF, STRATIGOU SFETSOU, THESSALONIKI	Jun 00	54 308.73	919.10	1,95o/oo	283 182.10	148.52	44 464.56	381 955.39	DIVIDED STOREROOM AT THE BASEMENT
25 ETHNIKIS ANTISTASEOS & GEORGIOU ZLATKOU, SERRES	Jun 00	15 104.82	462.00	20o/oo	134 565.03	64.6	20 408.22	170 078.06	TWO GROUND FLOOR HORIZONTAL OWNERSHIPS (STORES) AND A BASEMENT STOREROOM
35 GRIGORIOU LAMPRAKI & ANDREA LAZARAKI, GLYFADA	Jun 00	147 776.74	469.07	140o/oo	603 507.19	118	114 222.36	865 506.29	GROUND FLOOR STORE WITH UPPER LEVEL AND BASEMENT
SPETSON ST. (LOCATION KOTOVAGIA OR PALOURIA), PARALIAS COMMUNITY, PATRA	Aug 00	32 279.95	2 763.97	1000o/oo	147 323.87	1204.6	31 874.85	211 478.67	GROUND FLOOR MANUFACTURING PLANT
17 28th OKTOVRIOU & 17 VERANZEROU	Nov 00	709 230.87	255.50	1000o/oo	3 891 502.80	2635.5	750 354.57	5 351 088.25	HORIZONTAL OWNERSHIP MULTI-STOREY STORE
150 TATOIOU	Dec 00	1 582 350.04	8 220.58	100o/oo	1 058 882.53	5783	417 236.80	3 058 469.38	OFFICES AND STOREROOMS
85 17th NOEMVRIOU (PYLAIAS), THESSALONIKI	Dec 00	6 704.53	8 138.10	38,39o/oo	125 357.09	376.84	16 594.34	148 655.96	GROUND FLOOR AND BASEMENT PROFESSIONAL SPACE
54 TRYFONOS MITSOPOULOU, PIRAEUS	Apr 01	95 018.59	271.47	134o/oo	221 929.32	316	44 780.31	361 728.22	GROUND FLOOR STORE WITH UPPER LEVEL AND BASEMENT
8 POLYFIMOU, KOMOTINI	Apr 01	10 666.89	472.03	85o/oo	106 721.22	121.85	24 343.89	141 732.01	GROUND FLOOR STORE WITH UPPER LEVEL
142 CHAR. TRIKOUPI & KOMNINON, THESSALONIKI	Apr 01	16 255.68	174.38	210o/oo	104 067.14	176.25	24 059.65	144 382.47	GROUND FLOOR STORE WITH UPPER LEVEL
VIPE SINDOU THESSALONIKIS	Jul 01	212 765.96	7 250.00	1000o/oo	286 133.53	4729.25	133 094.98	631 994.47	MANUFACTURING BUILDING BLOCK
15 MPAKATSELOU, THESSALONIKI	Jul 01	22 199.16	175.04	80o/oo	89 319.55	65.00	17 104.62	128 623.33	6th FLOOR APARTMENT (C CAVITY) OF MULTI-STOREY PRESERVED BUILDING
8-10 SACHTOURI-EYRIPIDOU-EYMORFOPOULOU, LOCATION PSIRI	Sept 01	5 723.87	522.00	44o/oo	65 002.47	143.72	10 772.39	81 498.73	HALL (STOREROOM)
MESSARIA (KALLISTIS MUNICIPALITY), THIRAS	Sept 01	47 237.97	4 332.47	1000o/oo	422 314.49	959.00	53 111.71	522 664.16	TWO STOREY BUILDING WITH BASEMENT STOREROOMS
VIPE SINDOU THESSALONIKIS	Sept 01	57 050.62	1 944.00	1000o/oo	119 031.55	640.00	26 136.57	202 218.74	HANDICRAFT SPACE
28 KAPODISTRIOU, TRIKALA	Nov 01	13 674.27	662.81	423,5o/oo	67 030.06	71.00	13 765.22	94 469.55	APPARTMENT-OFFICE
8-10 TSIREON, MAKRIGIANNI, ATHENS	Nov 01	260 500.13	540.95	203 o/oo	913 381.02	619.36	152 588.78	1 326 469.93	TWO FOURTH FLOOR OFFICES AND 28 PARKING PLACES
54 KATSADONI & PAPADIAMADI, KORDELIO, THESSALONIKI	Nov 01	530 919.96	1 572.60	395,8 o/oo	863 063.90	1545.37	184 503.04	1 578 486.90	GROUND FLOOR STORE WITH A BASEMENT, 11 PARKING PLACES AND THE RIGHT TO USE A FLOOR APPARTMENT
8-10 TSIREON, MAKRIGIANNI, ATHENS	Dec 01	165 643.55	540.95	201 o/oo	861 502.45	940.16	135 706.01	1 162 852.01	FIFTH FLOOR OFFICE, SIXTH FLOOR (MECHANICAL), 18 PARKING PLACES AND USE OF UNCOVERED SPACES AND STOREROOMS
4 ADROUTSOU, MAROUSI	Dec 01	44 196.84	547.44	210 o/oo	101 706.61	127.6	20 474.98	166 378.43	FIFTH FLOOR HORIZONTAL OWNERSHIP WITH PARKING PLACE AND STOREROOM
111 DEKELIAS & ANDRIANOPOULEOS, NEA PHILADELPHIA	Jan 02	21 472.20	780.70	69 o/oo	60 992.95	128.50	12 088.35	94 553.50	THIRD FLOOR HORIZONTAL OWNERSHIP (MEDICAL OFFICES)
43, TSIMISKI & 38, B. IRAKLIOY THESSALONIKI	Mar 02	575 522.54	4 211.80	153 o/oo	246 194.26	228.58	108 540.65	930 257.45	SECOND FLOOR HORIZONTAL OWNERSHIP (3 stores)
LOCATION MEGALI RAHI, INOFYTA, VIOTIA	May 02	78 158.73	77 492.94	1000 o/oo	321 841.27	2 623.00	45 382.44	445 382.44	LAND WITH BUILDING BLOCK CONSISTING OF 4 ITEMS
8, POLYFIMOY, KOMOTINI	Jun 02	11 103.06	472.03	89 o/oo	100 415.65	148.00	17 730.88	129 249.59	GROUND FLOOR STORE WITH UPPER LEVEL
LOCATION TSOULNAROUDIA, POLYGYROS CHALKIDIKI	Jun 02	33 730.78	7 744.00	1000 o/oo	157 024.91	701.23	27 584.88	218 340.57	LAND WITH BUILDING BLOCK CONSISTING OF 2 ITEMS
LOCATION TALAMPAZ, GIANNITSA	Jun 02	9 107.71	15 702.94	1000 o/oo	712 440.64	4 455.54	134 747.21	856 295.56	LAND WITH BUILDING BLOCK
70, ETHNIKIS ANTISTASEOS, 2, OTHONOS & 13, AGAMEMNONOS	Jun 02	499 972.37	3 926.42	127,16 o/oo	556 520.66	549.00	139 065.85	1 195 558.88	GROUND FLOOR STORE WITH BASEMENT AND PARKING
LOCATION FOTO, KYRA VRISI, LOUTRAKI KORINTHIAS	Jun 02	49 214.97	4 058.00	1000 o/oo	302 949.37	286.40	39 481.10	391 645.44	LAND WITH BUILDING BLOCK
20 PATISSION & VERANZEROU, ATHENS	Jul 02	16 903.34	683.60	53,85o/oo	684 490.66	557.00	93 394.08	794 788.08	APPARTMENT IN THE 5TH FLLOR
28TH OCTOBER No 38, IOANNINA	Dec 02	671 815.25	847.34	1000 o/oo	2 116 152.47	2 982.89	355 145.81	3 143 113.53	PLOT WITH FOUR FLOORS BUILDING
MAZARAKI, KAVALAS, IOANNI KOLETI & DIMOKRATIAS, THESSALONIKI	Dec 02	207 271.76	5 818.50	19,17 o/oo	937 728.24	384.00	150 260.82	1 295 260.82	STORE
8, ALEXANDRIAS LOCATION HATZI TEPE, LARISSA	Dec 02	48 890.51	427.60	1000 oo/o	56 109.49	406.00	18 216.99	123 216.99	GROUND FLOOR WITH STORAGE SPACE
2, IAKOVAKI & ZAPPA, TRIKALA	Dec 02	804.79	264.25	185 o/oo	87 236.30	140.25	14 709.24	102 750.33	TWO VERTICAL PROPERTIES WITH BASEMENT STORAGE SPACE
TOTAL		**9 431 949.36**			**23 130 746.72**		**4 880 576.30**	**37 443 272.38**	

ALL THE ABOVE REAL ESTATE ITEMS ARE LEASED WITH LEASING CONTRACTS

APPENDIX
TO THE FINANCIAL STATEMENTS AS OF 31 DECEMBER 2002 OF
ETHNIKI MUTUAL FUNDS
Ag. Theodoron Square No 2, 105 65 Athens
Reg. No 29698/06/B/93/012
(In accordance with the provisions of Cod. L. 2190/1920, as currently in force)

1. Legal preparation and structure of the financial statements
Departures due to the principle of presentation of the true and fair position.

(a) **Article 42α par.3:** Departure from the relevant provisions for the preparation of the annual financial statements which was considered necessary for the presentation of the true and fair position as required by the provision of par. 2 of this article.

None

(b) **Article 42β par.1:** Departure from the principle of consistency of structure and presentation of the Balance Sheet and of the Profit and Loss account.

None

(c) **Article 42β par.2:** Recording of an element in a special account that is related to more than one obligatory account.

There has been no such situation

(d) **Article 42β par.3:** Adaptation of the structure and the titles of the accounts with Arabic numbering whenever it is required by the special nature of the business.

There has been no such situation

(e) **Article 42β par.4:** Condensation of Balance Sheet Accounts that corresponds to Arabic numbers, as required by this provision.

None

(f) **Article 42β par.5:** Adjustments of prior year balances in order to be uniform and comparable with the corresponding balances of the current period.

None

(g) **Article 43β par.2 which was added to article 6 of P.D. 325/94.** Exchange rate of the Greek drachma to EUR in the case that the annual financial statements were also published in EUROS.

Annual financial statements have been published in EUROS.

2. Valuation of assets

(a) **Article 43α par.1-α:** Assets valuation methods and calculation of depreciation and provisions for impairment.

(1) T*angible assets* None
(2) There are no participations in other companies.
(3) The company has no securities.

(b) **Article 43α par.1-α:** Translation into euros of assets and liabilities denominated in foreign currencies (FX) and accounting treatment of exchange differences.

There are no tangible assets in foreign currency.

(c) **Article 43 par.2:** Departure from the valuation methods and principles. Implementation of special valuation methods.

None

(d) **Article 43 par.7-β:** Change in the calculation method of the acquisition cost or the production cost of inventories and securities.

There are no inventories and securities.

(e) Article 43 par.7-γ: Description of the difference between the valuation of the stocks and securities and their market value provided that the latter is material.

There are no reserves and securities.

(f) Article 43 par.9: Analysis and explanation of the revaluation of fixed assets, which took place during the year, in accordance with special laws and of the movement of the account "Revaluation differences".

There are no fixed assets.

3. Fixed assets and formation expenses

(a) Article 42ε par.8: Changes in fixed assets and formation expenses (capitalized expenditure).

None

(b) Article 43 par.5-δ: Analysis of depreciation charge.

There has been no such situation

(c) Article 43 par.5-ε: Provisions for devaluation of tangible fixed assets.

There has been no such situation

(d) Article 43 par.3-ε: Analysis and clarification of the formation expenses (capitalized depreciation) relating to this period.

None

(e) Article 43 3-γ: Amounts and accounting treatment of foreign exchange differences that arose in the current period, on installment payments and/or the year end revaluation of loans, used exclusively for fixed asset acquisitions.

There are no loans in foreign currency.

(f) Article 43 par.4 quotation α΄ and β΄: Analysis and clarification of the "Research and Development Expenses", "Concessions and industrial property rights" and "GOODWILL"

There are no such amounts.

4. Participations

(a) Article 43α par.1-β΄: Participations in the capital of other companies at a percentage greater than 10%.

The company do not participate in other companies' capital.

(b) Participations in other companies capital in which the company is an unlimited liability partner.

None

(c) Article 43α par.1-ιε΄: Preparation of consolidated financial statements, in which the company's financial statements are included.

The company's financial statements are included in the consolidated financial statements of the NATIONAL BANK OF GREECE S.A.

5. Inventories

(a) Article 43α par.1-ια΄: Valuation methods for inventories, which deviate from the valuation principles of, article 43, due to tax reasons.

There are no inventories.

(b) Article 43α par.1-ι: Differences from the impairment of current assets and reasons thereof.

None

6. Share Capital

(a) Article 43α par.1-δ: Categories of shares, of which the share capital consists.

The share capital of the company consists of 400.000 common shares of 2,93 EUROS each par value.

(b) Article 43α par.1-γ: Issued shares during the period for increasing the share capital.

The Share Capital has decreased by EUR 1.881,14 because of the EURO translation.

(c) Article 43α par.1-ε και 42ε par.10: Titles issued and rights attached.

None

(d) Article 43α par.1-ιστ: Acquisition of treasury shares during the current period.

None

7. Provisions and liabilities

(a) Article 42ε par.14 quotation δ΄: Analysis of the account "Other provisions", if the amount is material.

None

According to **Article 43α par.1-ιζ΄**, the method of calculating the provisions of personnel compensation is shown.

There is no salaried personnel.

(b) Article 43α par.1-ζ: Financial commitments arising from contracts etc., which are not included in the off-balance sheet accounts. Payment of specific monthly allowances and financial commitments for affiliated companies.

None

(c) Article 43α par.1-ιβ: Potential material liabilities for tax and tax payable that may have to be paid during the current period and prior periods, provided that these are not shown in the liabilities or provisions.

None

(d) Article 43α par.1-στ: Long-term liabilities due in more than 5 years.

None

(e) Article 43α par.1-στ: Liabilities covered by mortgages.

None

8. Prepayments and accruals

- Article 42ε par.12: Analysis of the accounts "Accrued income" and "Accrued expenses".

None

9. Off-balance sheet items

- Article 42ε par.11: Analysis of the off-balance sheet items, to the extent that this liability is not covered by the information of par. 10

None

10. Guarantees provided and Mortgages

- Article 42ε par.9: Guarantees and mortgages provided by the company.

None

11. Fees, advances and credits to management

(a) Article 43α par.1-ιγ, which was reformed to article 3 of P.D. 325/94. Management fees and directors remunerations.

None

(b) Article 43α par.1-ιγ: Liabilities created or taken over for financial assistance to management members and directors, who left the company during the current period.

None

(c) Article 43α par.1-ιδ: Advances and credits given to management members (Board of Directors and managers)

None

12. Profit and loss account

(a) Article 43α par.1-η: Turnover by category of operations and geographical markets (The turnover is considered as determined in the article 42ε par.15 quotation α').

None

(b) Article 43α par.1-θ: The average number of persons employed in all the categories, during the period, including their total cost. It is clarified that the "Management personnel (officers)" includes the monthly paid staff, while the "Technical working personnel" includes the daily paid staff.

There is no salaried personnel.

(c) Article 42ε par.15-β: Analysis of the extraordinary and non-operating expenses and income (namely the "extraordinary and non-operating expenses" and "extraordinary and non-operating income". If the amounts of "extraordinary losses" and "extraordinary profits" are material, in accordance with the provision of article 43α par. 1-ιγ, their analysis is also provided (on the basis of the accounts 81.02 and 81.03 of the Greek Chart of Accounts).

None

(d) Article 42ε par.15-β: Analysis of the accounts "Prior year's income", "Income from previous years provisions" and "Prior year's expenses".

None

13. Other information required to fully update the shareholders and for the presentation of the true and fair position

(d) Article 43α par.1-ιζ: Any other information considered necessary to fully update the shareholders and third parties and the presentation of the true and fair position.

The company has not conducted any business activity in 2002.

Athens, 31 January 2003

The Chairman of the Board of Directors & Managing Director	A Member of the Board	The Financial Accountant
Nikolaos Bertsos ID No P 070963	George Kontomaris ID No Θ 791944	Nikolaos Fakidaris ID No R 652170

It is certified that the above Appendix, consisting of five (5) pages, is the same as the one mentioned in the Auditors' Report dated 01.02.2003.

Athens, 1 February 2003
The Certified Public Accountants Auditors

I. Mandridis	A. Kavellaris
Reg. No ICPAG 11291	Reg. No ICPAG 10721

APPENDIX
TO THE FINANCIAL STATEMENTS AS OF 31 DECEMBER 2002 OF
NBG VENTURE CAPITAL
4th FINANCIAL YEAR (1 JANUARY – 31 DECEMBER 2002
Reg. No 44736/01/B/99/703
(in accordance with the provisions of Codified Law 2190/1920, as currently in force)

1. Legal preparation and structure of financial statements – Departures made for fair presentation

(a) Article 42α par.3: Departure from the relevant provisions for the preparation of the annual Financial Statements which was considered necessary for the presentation of the true and fair position as required by the provision of par. 2 of this article.

None

(b) Article 42β par.1: Departure from the principle of consistency of structure and presentation of the F/S and of the Profit and Loss account.

None

(c) Article 42β par.2: Recording of an element in a special account that is related to more than one obligatory accounts.

There has been no such situation.

(d) Article 42β par.3: Adaptation of the structure and the titles of the accounts with Arabic numbering whenever it is required by the special nature of the business.

There has been no such situation.

(e) Article 42β par.4: Condensation of Balance Sheet Accounts that correspond to Arabic numbers, as required by this provision.

None

(f) Article 42β par.5: Adjustments of prior year balances in order to be uniform and comparable with the corresponding balances of the current period.

There has been a transfer of EUR 2.885,95 from "Other Creditors" as at 31.12.01 to "Obligations to Associated Companies"

(g) Article 43β par.2 which was added to article 6 of P.D. 325/94. Exchange rate of the Greek drachma to EUR in case the annual financial statements were also published in EUR.

There has been no such situation.

2. Information regarding the valuation of assets

(a) Article 43α par.1-α: Asset valuation methods and calculation of depreciation and provisions for impairment.

There has been no such situation.

(b) Article 43α par.1-α: Translation of assets and liabilities denominated in foreign currencies (FX) into drachmas and accounting treatment of exchange differences.

There has been no such situation.

(c) Article 43 par.2: Inconsistent application of valuation methods. Application of special valuation methods.

None

(d) Article 43 par.7-β: Change in the calculation method of the acquisition cost or the production cost of inventories and securities.

None.

(e) Article 43 par.7-γ: Description of the difference between the valuation of the inventories and securities and their market value, provided that it is material.

None

(f) Article 43 par.9: Analysis and explanation of the revaluation of fixed assets which took place during the year in accordance with special laws and details on the movement of the account "Revaluation Differences".

None

3. Fixed assets and pre-establishment expenses

(a) Article 42ε par.8: Changes in fixed assets and pre-establishment expenses

	Fixed Assets 31.12.2001	Purchases-Disposals 1.1.2002-31.12.2002	Depreciation Charge 1.1.2002-31.12.2002	Total Accumulated Depreciation 31.12.2002	Net Book Balue 31.12.2002
Other establishment expenses	7.549,62	13.343,69	2.464,60	6.590,85	14.302,46
Establishment costs	5.593,73	-	1.118,75	4.474,98	1.118,75
Furniture & other equipment	94.059,64	25.616,53	27.486,97	60.644,07	59.032,10
Buildings and technical installations	-	13.599,30	5.711,06	5.711,06	7.888,24
	107.202,99	**52.559,52**	**36.781,38**	**77.420,96**	**82.341,55**

(b) Article 43 par.5-δ: Analysis of additional depreciation.

None

(c) Article 43 par.5-ε: Provision for the impairment of the value of fixed assets.

None

(d) Article 43 par.3-ε: Analysis and explanation of the amounts of pre-establishment expenses relating to the current period.

The company has spent EUR 13.343,69 for reorganization purposes, that is expenses for software purchase.

(e) Article 43 par.3-γ: Amounts and accounting treatment of exchange differences resulting from the payment of installments and/or translations at year-en of loans and/or credits which were exclusively used for the acquisition of fixed assets.

None

(f) Article 43 par.4 quotation α΄ and β΄: Analysis and explanations of the balances "Research and development expenditure", "Assignment of rights of industrial property" and "Goodwill".

None

4. Participations

(a) Article 43α par.1-β: Participation in the capital of the companies in excess of 10%.

None

(b) Article 43α par.1-ιε: Preparation of consolidated financial statements.

The National Bank of Greece prepares consolidated financial statements. Its details are as follows:
NATIONAL BANK OF GREECE S.A., Headquarters: Athens, Reg. No. 6062/06/B/86/01

5. Inventories

(a) Article 43α par.1-ια: Valuation of inventories not in accordance with the rules of valuation of Article 43, for tax reasons.

There are no inventories.

(b) Article 43α par.1-ι: Devaluation of current assets and reasons therefore.

None.

6. Share Capital

(a) Article 43α par.1-δ: Categories of shares into which the share capital is divided.

	Number	Par value	Total value
- Ordinary Shares	100.000	€ 2,93	€ 293.000

(b) Article 43α par.1-γ: Issues of shares resulting from the increase in share capital during the year.

None issued

(c) Article 43α par.1-ε and 42ε par.10: Issue of other securities and associated rights

None issued

(d) Article 43α par.1-ιστ: Acquisition of own shares during the period.

None acquired

7. Provision and liabilities

(a) Article 42ε par.14 quotation δ: Analysis of the account "Other Provisions" if the amount is material.

Provisions for foreign exchange from valuation of oblig in GBP	7.358,54
Provisions for foreign exchange from valuation of oblig in USD	26,92
	7.385,46

(b) Article 43α par.1-ζ: Financial commitments resulting from contracts etc. which do not appear in memo accounts. Obligation for the payment of special monthly benefits and financial commitments for related companies.

None

(c) Article 43α par.1-ιβ: Material tax liabilities, which are likely to arise, relating to the current period or previous periods, if they do not appear under liabilities and provisions.

None

(d) Article 43α par.1-στ: Long-term liabilities exceeding five years.

None

(e) Article 43α par.1-στ: Secured liabilities.

None

8. Transitional accounts

Article 42ε par.12: Analysis of the accounts of "Accrued expenses" and "Prepaid Expenses".

ACCRUED EXPENSES:	EUR
- Newspaper subscriptions	584,20
- Staff Insurance Costs	4.896,78
- Cooler rent	83,11
- Other third party salaries	4.057,00
- Subscription to Europ. Tech. Forum	1.901,29
	11.522,38

PREPAID EXPENSES:	EUR
- Audit pay	5.500,00
- Telephone expenses	9.804,08
- Auditors pay	1.760,00
- D.E.H. (Public Power Corporation)	450,00
- EYDAP	20,00
- Upkeep Expenses	1.800,00
	19.334,08

9. Off balance sheet items

Article 42ε par.11: Analysis of memo accounts to the extent that this information is not covered by the following par. 10.

-Other fixed Assets 13.203,05

The as above mentioned amount refers to the fixed assets value based on contract with I VEN SA at 3.6.2002.

10. GUARANTEES PROVIDED AND MORTGAGES

Article 42ε par.9: Guarantees and securities given by the Company.

None

11. FEES, ADVANCES AND CREDITS TO MANAGEMENT

(a) Article 43α par.1-ιγ: Compensation of members of the board of directors and management.

- Fees of members of the Board of Directors & Management of EUR 172.098,18

(b) Article 43α par.1-ιγ: Liabilities created or assumed for benefits extended to retiring members of management.

None

(c) Article 43α par.1-ιδ: Advances and credits extended to management.

None

12. Profit and Loss account

(a) Article 43α par.1-η: Turnover by sector of business and geographical markets. (Turnover is reported as defined by article 42ε par.15 quotation α')

Services provision (abroad) € 2.481.182,86

(b) Article 43α par.1-θ: Average number of persons employed during the period, their categories, together with their total cost. It is clarified that the "Management Personnel (officers)" includes the monthly paid staff.

1. Average number of employees (persons)		14
2. Average number of persons by category:		
- Management personnel (officers)		14
3. Staff costs:		
- Management personnel (officers)		
• Salaries	EUR	959.031,43
• Social security contributions	EUR	130.157,50

(c) Article 42ε par.15-β: Analysis of the extraordinary and non-operating expenses and income (namely the "extraordinary and non-operating expenses" and "extraordinary and non-operating income". If the amounts of "extraordinary losses" and "extraordinary profits" are material, in accordance with the provision of article 43α par. 1-ιγ, their analysis is also provided (on the basis of the accounts 81.02 and 81.03 of the Greek Chart of Accounts).

	EUR
1. Extraordinary and non-operating expenses:	
- Tax fines	510,88
- Exchange differences	323,90
- Others	72,06
Total	906,84
2. Extraordinary and non-operating income:	
- Exchange differences	44.824,68
- Others	188,45
Total	45.013,13

(d) Article 42ε par.15-β: Analysis of the accounts "Prior year's income", "Income from previous years provisions" and "Prior year's expenses".

Prior year's expenses EUR (1.863,90)

The as above mentioned amount has a negative balance because it refers to a credit receipt that was accounted in 2001.

(e) Article 43α par.1-ιζ: Any other information required by specific provisions of legislation in force.

None

(f) Article 43α par.1-ζ: Any other information, considered necessary for the purpose of fully updating the shareholders and third parties and for the presentation of a fair view of the company's asset structure, financial position and the profit and loss account for the year.

α. In the current period, the company has established a branch in Romania, and retains its branch in London.

Athens, 31 January 2003

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE FINANCIAL ACCOUNTANT
PAVLOS-KONSTANTINOS STELLAKIS PASS No: 007190219/92	KIRIAKOS MITSOTAKIS ID No: M 154735/84	GEORGE ANTONIOU ID No: K 927473

The above appendix, consisting of eight (8) pages, is the same as the one mentioned in the Auditor's Report dated 31st January 2003.

Athens, 31 January 2003
The Certified Public Auditor

Panagiotis D. Zafeiropoulos
Reg. No ICPAG 13181

APPENDIX
TO THE FINANCIAL STATEMENTS AS OF 31 DECEMBER 2002 OF
NORTHERN GREECE ETHNIKI ANAPTIKSIAKI S.A.
Reg. No 32028/67/B/94/008

1. Legal preparation and structure of the financial statements

There has been no situation of referring to Articles 42α par.3, 42β par.1, 42β par.2, 42β par.3, 42β par.4 and 42β par.5 of Codified Law 2190/1920

2. Valuation of assets

a) Article 43α par.1α: Assets valuation methods and calculation of depreciation and provisions for impairment.

1. Fixed Assets have been valued at historical cost, increased by the value of any additions and improvements and decreased by the depreciation according to law.
2. Participations in "Societes Anonymes" have been valued as follows:
For the shares of a company (S.A.), valued at EURO 572.760,00, which is listed in the Stock Exchange, have been valued at the lowest value, between the cost and market value in the last month of the period.
The shares of two companies (S.A.), valued at EURO 2.453.411,59, which are not listed in the Stock Exchange, but are audited by a Certified Auditor, have been valued at historical cost as their fair value is considerably higher from historical cost value. If those participations had been valued in their intrinsic book value, the balance of Assets Account "Participations in other Companies" would be less than EURO 1.073.125,27.
3.Titles with a character of time deposits, which are not listed in the Stock Exchange, have been valued as time deposits.
b) There has been no situation of referring to Articles 43 par.2, 43 par.7-β, 43 par.7-γ, 43 par.9 of Codified Law 2190/1920

3. Fixed assets and formation expenses

a) Article 42ε par.8: Changes in fixed assets and formation expenses (capitalized expenditure).

1."Establishment Costs" in the Balance Sheet of 31.12.2002 refer to reorganization costs of EURO 3.018,66 and income from share capital increase of EURO 29.352,97.
2. For fixed asset changes for 2002 see the Table below:

Category of Fixed Assets	Cost 31-12-2001	Year ended 2002		Depreciation		Net Book Value 31-12-2002
		Additions	Disposals	Year ended 2001	Year ended 2002	
- Motor Vehicles	23.404,26			20.127,66	3.276,59	0,01
- Furniture & other equipment	14.716,85			14.716,76	0,00	0,09
Total Fixed Assets	**38.121,11**			**34.844,42**	**3.276,59**	**0,10**

b) There has been no situation of referring to Articles 43 par.5-δ, 43 par.5-ε, 43 par. 3-ε, 43 par.3-γ and 43 par.4 quotation α' and β' of Codified Law 2190/1920.

4. Participations – Inventories

a) Article 43α par.1ιε: Preparation of consolidated financial statements, in which the company's financial statements are included.

The company's financial statements are included in the consolidated financial statements of the NATIONAL BANK OF GREECE S.A.

b) Article 43α par.1β: Participations in other companies at a percentage greater than 10%.

The company has a participation in the not profit making company:

"BUREAU OF THE CITIZEN OF EUROPEAN UNION INFORMATION" with a percentage of 15% and participation value of EUROS 293,47.

c) There has been no situation of referring to Articles 43α par.1-ια and 43α par.1-ι of C.L.2190/1920.

5. Share Capital

a) Article 43α par.1δ: Categories of shares, of which the share capital consists.

Share capital is divided to 200.000 Common shares of EUROS 29,35 each.

b) There has been no situation of referring to Articles 43α par.1-γ, 43α par.1-ε, 42ε par.10 and 43α par.1-ιστ of C.L.2190/1920.

6. Provisions and Liabilities

There has been no situation of referring to Articles 43α par.1-ζ, 42ε par.14 quotation α' par.1 –ιβ and 43α ,42ε par.10 and 43α par.1-στ of C.L.2190/1920.

7. Prepayments and accruals – Off-balance sheet items

Article 42ε par.11: Analysis of the off-balance sheet items, to the extent that this liability is not covered by the information of par. 8

Account "Other memo Accounts" of EURO 1.173.881,14 refer to the amount that was approved by the investment committee for the purchase of shares of company "KLOSTIRIA G POLYCHRONOS AEVE".

8. Guarantees provided and Mortgages

There has been no situation of referring to Articles 42α par. 9 of C.L. 2190/1920.

9. Fees, advances and credits to management

There has been no situation of referring to Articles 43α par. 1-ιγ and 43α par. 1-ιδ of C.L. 2190/1920.

10. Profit and loss account

a) Article 43α par.1-8: The average number of persons employed during the period.

1. The average number of persons employed is one employee as management personnel
2. Analysis of fees and expenses of personnel

Fees of Management personnel	EUR	13.792,83
Other expenses of management personnel	EUR	3.862,55
Total fees and expenses of personnel	**EUR**	**17.655,38**

There has been no situation of referring to Articles 43α par. 1- η and 42ε par. 15β.

11. Other information

The audit fee for 2002 has risen to EUR 3.900,00.

Thessaloniki, 30 January 2003

THE CHAIRMAN OF THE BOARD OF DIRECTOR	THE VICE PRESIDENT OF THE BOARD OF DIRECTOR	THE CHIEF ACCOUNTANT
DIMITRIS GOUMAS	GEORGE LAGAS	PHOTIS VARELOPOULOS

It is certified that the above Appendix, consisting of four pages, is the same as the one mentioned in the Auditors' Report dated 31.12.2002.

Athens, 31 January 2003

INTERNATIONAL AUDITING S.A.
THE CERTIFIED PUBLIC ACCOUNTANT - AUDITOR

Ioannis Mandridis
Reg No ICPAG 11291

APPENDIX
TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
OF «N.B.G BANCASSURANCE INSURANCE BROKERS SA»
(Reg. No. 17196. 05/B/88/005)
(In accordance with the provisions of articles C.L. 2190/1920)

1. LEGAL PREPARATION AND STRUCTURE OF THE FINANCIAL STATEMENTS – DEPARTURES CONSIDERED NECESSARY FOR THE PRESENTATION OF THE TRUE AND FAIR POSITION.

(a) Article 42α par. 3: Departure from the relevant provisions for the preparation of the annual financial statements, which was considered necessary for the presentation of the true and fair position, as required by the provision of par.2 of article 42α.

None.

(b) Article 42β par. 1: Departure from the principle of consistency of structure and presentation of the Balance Sheet and the Profit and Loss Account.

None.

(c) Article 42β par. 2: Recording of element in a special account that is related to more than one obligatory accounts.

There has been no such case.

(d) Article 42β par. 3: Adaptation of the structure and titles of the accounts with Arabic numbering whenever it is required by the special nature of the business.

There has been no such case.

(e) Article 42β par. 4: Condensation of balance sheet accounts that correspond to the small letters of the balance sheet format.

None.

(f) Article 42β par. 5: Adjustments of prior year balances in order to become uniform and comparable with the corresponding balances of the current year.

None.

2. VALUATION OF ASSETS

(a) Article 43α par. 1-α: Asset valuation methods and calculation of depreciation and provisions for impairment.
1) Fixed Assets have been valued at amortized cost plus the cost of additions and improvements, less depreciation calculated in accordance with the prevailing legislation.
2) Provisions for impairment were made as follows:

DELOS INTERNATIONAL	€	25.951,12
DELOS INFORMATION & TECHNOLOGY	€	29.695,10
DELOS SUBSTRUCTURE & CONSTRUCTIONS	€	20.138,79
DELOS SMALL CAP	€	35.269,87
TOTAL	€	111.054,88

3) Account CII1 "Participations and other long term financial loans and advances" includes: 3.800 shares, of DIETHNIKI MUTUAL FUND MANAGEMENT COMPANY, with 3€ face value each, and cost value of 14.673,51 €. Shares have been valued, according to L.2190/20 of the Code of Books, at cost, which at 31/12/02 was lower than their market value, as it derived from the most recent Balance Sheet audited by Certified Auditor.
4) Account D III 3."Other Securities (Mutual Funds)" monitors:

- Mutual Fund DELOS International, units of trading 9.299,289 X 14,0374 € = 130.537,84 €
- Mutual Fund DELOS Bond Income, units of trading 24.741,17 X 6,328703 = 156.579,50 €.
- Mutual Fund DELOS Substructure & Constructions, units of trading 37.257,084 X 4,0300 € = 150.146,07 €.
- Mutual Fund DELOS Small Cap, units of trading 51.766,622 X 1,6753 € = 86.724,64 €.
- Mutual Fund DELOS Information & Technology, units of trading 104.420,103 X 0,6149 € = 64.207,92 €.

Mutual Funds have been re-measured, according to L. 2190/1920 of the Code of Books, at the lower of cost or market value on an individual security basis. For DELOS Bond Income, there were not any value differences because cost value was lower. DELOS International, Substructure & Constructions and Small Cap were valued at the mean December market value, which was lower than the cost value, resulting at the above differences (stated at par.2).

(b) Article 43α par.1-α: Translation into euro of assets and liabilities denominated in foreign currencies (FX) and accounting treatment of exchange differences.

None.

(c) Article 43 par. 2: Departure from the valuation methods and principles. Application of special valuation methods.

None.

(d) Article 43 par. 7-β: Change in the calculation method of the acquisition cost or the production cost of inventories and securities.

None.

(e) Article 43 par. 7-γ: Description of the difference between the valuation of the inventories and securities and their market value provided that it is material.

- Participations were valued at 14.673,51 € total, while their total market value was 155.002,00 € approximately.
- Securities were valued at 588.195,97 € total, while their total market value was 619.423,38 € approximately.

(f) Article 43 par. 9: Analysis and explanation of the revaluation of fixed assets which took place during the year in accordance with special laws and details on the movement of the account "Revaluation Differences".

There has been no such case.

3. FIXED ASSETS AND FORMATION EXPENSES

(a) Article 42ε par. 8: Changes in fixed assets and formation expenses (capitalized expenditure).

The following tables contain the information required by the provision:

(b) Article 43 par. 5-δ: Analysis of additional depreciation.

None.

(c) Article 43 par. 5-ε: Provisions for the write-off of tangible assets..
None.

(d) Article 43 par. 3-ε: Analysis and clarification of the formation expenses (capitalised expenditure) related to this period.

Attached table contains the information required by the provision

(e) Article 43 par. 3-γ: The amounts and accounting treatment of foreign exchange differences that arose in the current period, on instalments payment and/or the year end revaluation of loans, which were used exclusively for fixed assets acquisition.

There has been no such case.

(f) Article 43 par. 4 quotations α' & β': Analysis and clarification of the "Research and Development Expenses", "Concessions and Industrial Property Rights" and "GOODWILL".

There has been no such case.

4. PARTICIPATIONS

(a) Article 43α par. 1-β': Participations in the capital of other companies at a percentage greater than 10%.

None.

(b): Participations in the capital of other companies, in which the Company an unlimited liability partner.

None.

(c) Article 43α par.1-ιε': Preparation of consolidated financial statements, in which the company's financial statements are included.

The company's financial statements are included in the consolidated financial statements of the NATIONAL BANK OF GREECE SA

5. INVENTORIES

(a) Article 43α par.1-ια': Valuation methods for inventories, which deviate from the valuation principles of article 43, due to tax reasons.

There are no inventories.

(b) Article 43α par.1-ι': Differences from impairment of current assets and reasons thereof.

None.

6. SHARE CAPITAL

(a) Article 43α par.1-δ': Categories of shares of which the share capital consists

Number of Shares	Par Value	Total Value
Ordinary shares 100.000	3 €	300.000,00 €

(b) Article 43α par.1-γ': Issued shares during the period for share capital increase.

During 2002 there was no issuance of new shares.

(c) Article 43α par.1-ε' and 42ε par.10: Issued securities and embedded rights.

No issuance of securities.

(d) Article 43α par.1-στ': Acquisition of treasury shares during the current period.

No acquisition of treasury shares.

7. PROVISIONS AND LIABILITIES

(a) Article 42ε par.14 quotation δ: Analysis of the account "Other provisions", if the amount is material.

None.

(b) According to article 43α par 1-ιζ, The method of valuing the provision for staff termination indemnity is quoted.

According to article 42ε of L. 2190/1920, a provision for staff termination indemnity has been formed, which covers staff compensation due to termination or retirement.
The account movement for 2002 was:

Balance 31.12.01	€	37.589,85
Add: Provisions for 2002	€	10.008,51
	€	**47.598,36**

(b) Article 43α par.1-ζ: Financial commitments arising from contracts etc., which are not included in the off-balance sheet accounts. Payment of specific monthly allowances and financial commitments for affiliated companies.

None.

(c) Article 43α par.1-ιβ: Potential material liabilities for tax and tax payable that may have to be paid during the current period and prior periods, provided that these are not shown in the liabilities or provisions.

We estimate that there are not any material tax liabilities. Tax authorities have audited the company for the fiscal years until 1998 in accordance with the provisions of L. 1144/20-5-98.

(d) Article 43α par.1-στ: Long term liabilities over 5 years.

None.

(e) Article 43α par.1-στ: Liabilities covered by mortgages.

None.

8. PREPAYMENTS AND ACCRUALS

Article 42ε par. 12: Analysis of the accounts of "Prepaid Expenses".

Social security contributions	€	1.240,65
Subscriptions	€	491,87
Taxes and duties	€	146,00

9. Off-balance sheet items

Article 42ε par.11: Analysis of the off-balance sheet items, to the extent that they are not covered by the information of par.10.

The amount in account "Items in custody and safekeeping", concerns the cost of machinery, owned by ETHNIKI LEASING, for the automatically filling of records.

10. Guarantees provided and mortgages

Article 42ε par.9: Guarantees and mortgages provided by the company.
None.

11. Fees, advances and credits to management

(a) Article 43α par.1-ιγ: Management fees and directors remunerations.

The fees mentioned amounted in total to 82.549,32 €.

(b) Article 43α par.1-ιγ.: Liabilities created or assumed for financial assistance to members of management and directors leaving the company during the current period.

None.

(c) Article 43α par.1-ιδ.: Advances and credits given to members of management (members of the Board of Directors and managers).

None.

12. PROFIT AND LOSS ACCOUNT

(a) Article 43α par.1-η: Turnover by business segment and geographical markets (as defined in article 42ε par 15-α).

Insurance commissions 2.506.136,72 €.

(b) Article 43α par.1-θ.: Average number of persons employed during the period, their categories, together with their total cost. It is clarified that the "Management Personnel (officers)" includes the monthly paid staff, while the "Technical working personnel" includes the daily paid staff.

The following table contains the information required by the provision.

Average Management Personnel	22
Categories:	
- Management personnel (officers)	22
- Technical working personnel	0
Total personnel	**22**
Staff costs:	
- Management personnel (officers)	
Salaries	266.688,87 €
Social Security Contributions	73.786,16 €

(c) Article 42ε par.15-β: Analysis of the extraordinary and non-operating expenses and income (namely the "extraordinary and non-operating expenses"). If the amounts of "extraordinary losses" and "extraordinary profits" are material in accordance with the provision of article 43α par 1-ιγ, their analysis is also provided (on the basis of the amounts 81.02 and 81.03 of the Greek Chart of Accounts).

Non-material amount.

(d) Article 42ε par.15-β: Analysis of the accounts "Prior years' income" and "Prior years' expenses". The following table contains the information required by the provision.

Non-material amount.

13. OTHER INFORMATION REQUIRED TO FULLY UPDATE THE SHAREHOLDERS AND FOR THE PRESENTATION OF THE TRUE AND FAIR POSITION

(a) Article 43α par. 1-1ζ: Any other information considered necessary to fully update the shareholders and third parties and the presentation of the true and fair position.

Full information has been provided.

Athens, 27/01/2003

THE CHAIRMAN | **THE MANAGING DIRECTOR**

STEFANOS G. AVGULEAS | **THEODOROS C. STATHIS**

THE CHIEF ACCOUNTANT

MARTHA E. ZENERIAN

It is certified that the above Appendix consisting of 11 pages, is the same as the one mentioned in the Auditors' Report dated 31 January 2003.

Athens, 31/01/2003
The Certified Public Auditor

TANGIBLE FIXED ASSETS MOVEMENT OF N.B.G. BANCASSURANCE INSURANCE BROKERS SA FOR YEAR 2002

CODE	DESCRIPTION	COST AT 31.12.2001	REDUCTION DUE TO WRITE OFF DURING THE YEAR	ADDITIONS DURING THE YEAR	COST AT 31.12.2002	ACCUMULATED DEPRECIATION 31.12.2001	TANGIBLE FIXED ASSETS DEPRECIATION	DEPRECIATION FOR THE YEAR	ACCUMULATED DEPRECIATION 31.12.2002	NET BOOK VALUE 31.12.2002
13	MOTOR VEHICLES	18 635.36	0.00	0.00	18 635.36	14 349.23	0.00	2 795.30	17 144.53	1 490.83
14	FURNITURE & OTHER EQUIPMENT	107 740.58	0.00	11 567.48	119 308.06	85 251.20	0.00	18 081.06	103 332.26	15 975.80
	TOTAL	**126 375.94**	**0.00**	**11 567.48**	**137 943.42**	**99 600.43**	**0.00**	**20 876.36**	**120 476.79**	**17 466.63**

ESTABLISHMENT EXPENSES MOVEMENT OF N.B.G. BANCASSURANCE INSURANCE BROKERS SA FOR YEAR 2002

CODE	DESCRIPTION	COST AT 31.12.2001	REDUCTION DUE TO WRITE OFF DURING THE YEAR	ADDITIONS DURING THE YEAR	COST AT 31.12.2002	ACCUMULATED DEPRECIATION 31.12.2001	TANGIBLE FIXED ASSETS DEPRECIATION	DEPRECIATION FOR THE YEAR	ACCUMULATED DEPRECIATION 31.12.2002	NET BOOK VALUE 31.12.2002
16.13	SHARE CAPITAL INCREASE EXPENSES	**11 668.67**	**0.00**	**0.00**	**11 668.67**	**9 334.95**	**0.00**	**2 333.66**	**11 668.61**	**0.06**
16.17.0000	COMPUTER SOFTWARE	30 044.92	0.00	153.45	30 198.37	30 044.74	0.00	153.41	30 198.15	0.22
16.17.0001	AUDIT FEES	10 388.85	0.00	0.00	10 388.85	8 311.09	0.00	2 077.74	10 388.83	0.02
16.17.0002	IMPROVEMENTS TO THIRD PARTIES REAL ESTATE	23 685.37	0.00	0.00	23 685.37	16 121.36	0.00	1 068.85	17 190.21	6 495.16
16.17.0004	TRANSLATING TO EURO EXPENSES	14 509.76	14 509.76	0.00	0.00	0.00	0.00	0.00	0.00	0.00
16.17	REORGANIZATION EXPENSES	**78 628.90**	**14 509.76**	**153.45**	**64 272.59**	**54 477.19**	**0.00**	**3 300.00**	**57 777.19**	**6 495.40**
16.13+16.17	SHARE CAPITAL INCREASE & REORGANIZATION EXPENSES	90 297.57	14 509.76	153.45	75 941.26	63 812.14	0.00	5 633.66	69 445.80	6 495.46
	TOTAL	**90 297.57**	**14 509.76**	**153.45**	**75 941.26**	**63 812.14**	**0.00**	**5 633.66**	**69 445.80**	**6 495.46**

13. 5 Other Information

REPORT OF THE BOARD OF DIRECTORS

The results of the Bank were as follows (amounts in EUR thousand):

	December 31st	
	2002	**2001**
Operating income	2 904 126	3 670 656
Operating expenses before provisions, depreciation and taxes	(2 410 690)	(2 914 562)
Extraordinary income and profits less extraordinary charges	(2 793)	88 390
Profits before depreciation, provisions and taxes	490 643	844 484
Less: Depreciation as required by law	(77 911)	(79 605)
Profits before provisions and taxes	**412 732**	**764 879**

The following provisions were made against profits before provision and taxes (amounts in EUR thousand):

	December 31st	
	2002	**2001**
Profits before provisions and taxes	412 732	764 879
Provision for doubtful debts	(115 139)	(114 797)
Provision for staff compensation on retirement	(861)	(1 068)
Provision for general banking risks	-	(1 523)
Profits before tax for the year	**296 732**	**647 491**

Profits available for distribution are as follows (amounts in EUR thousand):

	December 31st	
	2002	**2001**
Profit before tax for the year	296 732	647 491
Plus: Prior years' retained earnings brought forward	202 936	67 553
Less: Prior years' tax audit differences	(14 690)	-
Plus: Reserves to be distributed	-	59 276
	484 978	774 320
Less:		
1. Income tax	(80 616)	(174 400)
2. Other taxes not included in operating expenses	(9 131)	(3 036)
Distributable profits	**395 231**	**596 884**

The distributable profits of EUR 395 231 thousand (2001: 596 884 thousand) have been distributed as follows (amounts in EUR thousand):

	December 31st	
	2002	**2001**
1. Statutory reserve	9 615	22 960
2. Interim dividend	58 983	250 888
2α. Final dividend	45 358	-
3. Treasury shares reserve	-	1 387
6. Tax-exempt reserves	638	45 339
6β. Special taxed reserves	52 745	72 729
7.Board of Directors' emoluments	22	44
7α.Staff bonus and special EUR benefit	4 700	17 021
8.Retained earnings carried forward	223 170	186 516
	395 231	**596 884**

The proposed dividend amounts to EUR 0.45 per share (2001: EUR 1.10 per share).

It should be noted that the total assets as at 31st December 2002 amounted to EUR 49 161 283 thousand, as compared with EUR 47 846 539 thousand in the prior year and thus increased by EUR 1 314 744 thousand (2.7%). Off-balance sheet items as at 31st December 2002 amounted to EUR 48 978 749 thousand compared with EUR 53 159 743 thousand at 31st December 2001 and thus decreased by EUR 4 180 994 thousand, (7.9%).

The bank's balance sheet items were as follows:

Cash in hand and balances with central bank

As at 31st December 2002 these amounted to EUR 665 799 thousand, compared with EUR 2 101 059 thousand in the previous year and thus decreased by EUR 1 435 260 thousand (68.3%), (amounts in EUR thousand):

	December 31st		
	2002	**2001**	**±%**
Cash in hand	454 527	472 979	-3.9%
Current accounts, suspense and other accounts with the Bank of Greece	162 829	1 301 162	-87.5%
Others	48 443	326 918	-85.0%
Total	**665 799**	**2 101 059**	**-68.3%**

Loans and advances to credit institutions

These amounted to EUR 9 945 492 thousand against EUR 9 652 875 thousand in 2001, up by EUR 292 617 thousand (3.0%). This account is analysed as follows (amounts in EUR thousand):

	December 31st		
	2002	2001	±%
Demand accounts	27 323	6 954	+292.9%
Loans to credit institutions	23 287	335 813	-93.1%
Time deposits	5 223 655	6 192 735	-15.6%
Foreign correspondence and other loans	260 312	1 126 700	-76.9%
	5 534 577	**7 662 202**	**-27.8%**
Reverse repos	**4 410 915**	**1 990 673**	**+121.6%**
Total	**9 945 492**	**9 652 875**	**+3.0%**

Loans and advances to customers include other short and long-term receivables. This account is analysed as follows (amounts in EUR thousand):

	December 31st		
	2002	2001	±%
Retail banking	7 888 416	6 390 304	+23.4%
Corporate credit and public sector	10 057 998	9 828 734	+2.3%
Total loans before provisions	**17 946 414**	**16 219 038**	**+10.7%**
Advances other than loans	201 052	169 146	+18.9%
Total loans and advances to customers	**18 147 466**	**16 388 184**	**+10.7%**
Provisions	(837 966)	(783 867)	+6.9%
Net loans and advances to customers after provisions	**17 309 500**	**15 604 317**	**+10.9%**

All loan categories increased, and in particular:

- mortgage loans (EUR 5 640 000 thousand in 2002 compared with EUR 4 613 600 thousand in 2001, up 22.2%)
- consumer loans (EUR 1 218 000 thousand in 2002 compared with EUR 997 000 thousand in 2001, up 22.2%)
- credit cards of which the total number reached 1.100 thousand approximately.

Investments

Total investments, i.e. "Bonds and fixed interest securities" as well as "Shares and participations", amounted to EUR 19 567 565 thousand against EUR 17 615 968 thousand at 31st December 2001, up by EUR 1 951 597 thousand, or 11.1% as follows:

Bonds and other fixed yield securities

This account is analysed as follows (amounts in EUR thousand):

	December 31st		
	2002	2001	±%
Government bonds:			
Greek government	14 540 974	12 771 896	+13.9%
Other government bonds	308 674	169 301	+82.3%
	14 849 648	**12 941 197**	**+14.7%**
Corporate bonds:	2 543 507	1 907 953	+33.3%
Other issuers	38 776	249 944	-84.5%
Total bonds and other fixed yield securities (a)	**17 431 931**	**15 099 094**	**+15.5%**

Shares – Participations and other variable yield securities

This account is analysed as follows (amounts in EUR thousand):

	December 31st		
	2002	2001	±%
Mutual Funds	155 212	179 682	-13.6%
Shares	134 076	372 279	-64.0%
Participations in associated companies	302 962	296 334	+2.2%
Participations in affiliated companies	1 543 384	1 668 579	-7.5%
Total shares – participations and other variable yield securities (b)	**2 135 634**	**2 516 874**	**-15.1%**
Total investments (a) + (b)	**19 567 565**	**17 615 968**	**+11.1%**

Valuation losses on shares, bonds, mutual funds and other securities, which amounted to EUR 211 299 thousand, were set off against the revaluation surplus on land and buildings owned and used by the Bank pursuant to the provisions of Article 28 of Law 3091/2002..

Intangible fixed assets

These have risen to EUR 209 340 thousands recording an increase of EUR 109 151 thousand (108.9%), due mainly to the merger differences of ex-ETEBA of EURO 232 548 thousand and ex NBG FRANCE of EUR 15 217 thousand. Half of those differences (including the corresponding unamortized difference of ex-EKTE of EUR 7 729 thousand) were set off against tax-exempt reserves pursuant to the provisions of Article 29 of Law 3091/2002.

	December 31st		
	2002	2001	±%
Establishment costs	5 776	3 836	+50.6%
Other intangibles	320 593	204 935	+56.4%
Depreciation	**(117 029)**	**(108 582)**	**+7.8%**
Total	**209 340**	**100 189**	**108,9%**

Tangible Assets

These have risen to EUR 580 412 thousand, increasing by EUR 227 280 thousand (64.4%) due mainly to the revaluation of land and buildings owned and used by the Bank pursuant to the provisions of Article 28 of Law 3091/2002:

	December 31st		
	2002	**2001**	**±%**
Land	258 059	169 810	+52.0%
Buildings	435 649	261 849	+66.4%
Furniture, electronic and other equipment	258 784	246 601	+4.9%
Other tangible assets	10 214	9 662	+5.7%
Fixed assets under construction and advances	24 310	23 330	+4.2%
Total cost of fair value	**987 016**	**711 252**	**+38.8%**
Accumulated depreciation	(406 604)	(358 120)	+13.5%
Net book value	**580 412**	**353 132**	**+64.4%**

Amounts owed to credit institutions

These amount to EUR 3 422 718 thousand, compared with EUR 3 126 617 thousand in the prior year, up EUR 296 101 thousand, (9.5%).Demand accounts increase by EUR 17 152 thousand and time deposits increased by EUR 337 244 thousand. The movements are analysed below (amounts in EUR thousand):

	December 31st		
	2002	**2001**	**±%**
Deposits of credit institutions			
Demand deposits	160 218	143 066	+12.0%
Time deposits	3 252 346	2 915 102	+11.6%
	3 412 564	**3 058 168**	**+11.6%**
Amounts owed to the Central Bank	10 154	68 449	-85.2%
Total	**3 422 718**	**3 126 617**	**+9.5%**

Amounts owed to customers

These amount to EUR 41 445 722 thousand against EUR 40 533 958 thousand at 31st December 2001 up by EUR 911 764 thousand or 2.2%, and broken down as follows (amounts in EUR thousand):

	December 31st		
	2002	2001	±%
Deposits			
Demand	3 369 989	3 698 631	-8.9%
Savings	21 900 181	20 942 710	+4.6%
Time	8 423 135	9 386 746	-10.3%
Other	239 403	272 998	-12.3%
Total (a)	**33 932 708**	**34 301 085**	**-1.1%**
Other liabilities	176 773	359 600	-50.8%
Repos	7 336 241	5 873 273	+24.9%
Total (b)	**7 513 014**	**6 232 873**	**+20.5%**
Total deposits (a)+(b)	**41 445 722**	**40 533 958**	**+2.2%**

The most important event in 2002 was the increase in repos by 24,9%, as well as the maintenance of the share of savings accounts at over 50% of total amounts owed to customers, demonstrating the share of the Bank's network and the trust of its customers.

Equity

This amounted to EUR 2 353 157 thousand compared with EUR 2 265 741 thousand at 31st December 2001, up EUR 87 416 thousand (3.9%), (amounts in EUR thousand):

	31.12.2002	31.12.2001	±%
Share capital (paid up)	1 043 419	1 026 362	+1.7%
Share premium account	32 393	35 971	-10.0%
Reserves			
a) statutory reserve	163 674	142 264	+15.0%
b) extraordinary reserves	108 191	62 556	+72.9%
c) tax-exempt reserves	684 087	724 070	-5.5%
d) treasury shares reserve	1 387	1 387	0%
Fixed asset revaluation reserve	96 836	86 373	+12.1%
Fixed asset investment subsidies	-	242	-100.0%
Retained earnings	223 170	186 516	+19.6%
Total equity	**2 353 157**	**2 265 741**	**3.9%**

The increase in share capital, during the year, by EUR 17 057 thousand is due to :a) a capital contribution resulting from the merger of ex-ETEBA of EUR 8 086 thousand and (b) the transfer from the share premium account of EUR 8 971 thousand following the approval of the Repeat General Shareholders held on 20-11-2002.

The difference of EUR 3 578 in the share premium account is due to : (a) the transfer of EUR 8 971 to share capital in order for the par value of the Bank´s shares to remain at EUR 4,50 following the merger with ex-ETEBA and (b) the transfer of EUR 5 393 from the ex-ETEBA reserves premium account.

The above movements are presented in the following table:

Changes in Equity
(amounts in EUR million)

	Paid up capital	Reserves Premium Acc	Statutory reserve	Extraord. reserve	Tax exempt reserve	Own shares	Reval. of assets	Fixed subsidy	Retained earnings	Total
Balance 31.12.01	**1 026.4**	**35.9**	**142.3**	**62.6**	**724.1**	**1.3**	**86.4**	**0.2**	**186.5**	**2 265.7**
ETEBA merger	8.1	5.4	11.8	34.1	60.7	-	9.7	-	16.4	**146.2**
Income of share capital	8.9	(8.9)	-	-	-	-	-	-	-	**0**
Netting off of half of themerger differences derived from the absorption of ETEBA EKTE & BNG FR				(0.9)	(153.9)					**(154.8)**
Subsidies Depreciation								(0.2)		**(0.2)**
Distribution of profits for the year			9.6		53.4				223.2	**286.2**
Revaluation of land & buildings (Article 28,Law 3091/2002)							211.8			**211.8**
Offset of loss on valuation of trading portfolio (Article 28, Law 3091/2002)							(211.3)			**(211.3)**
Balance of Retained Earnings Acc for Distribution									(202.9)	**(202.9)**
Merger with BNG FR				12.4						**12.4**
Write off of FTEROTOS HERMES SA					(0.2)					**(0.2)**
Free shares							0.2			**0.2**
Balance 31.12.02	**1 043.4**	**32.4**	**163.7**	**108.2**	**684.1**	**1.3**	**96.8**	**0**	**223.2**	**2 353.1**

Group results are given below: (amounts in EURO thousand)

	December 31st	
	2002	**2001**
Operating income	3 305 169	4 171 792
Operating expenses before provisions, depreciation and tax	(2 688 072)	(3 276 291)
Extraordinary income less extraordinary charges	31 312	125 530
Profit before depreciation, provisions, taxes and minority interests	648 409	1 021 031
Less: Depreciation	(150 889)	(138 028)
Profit before provisions, taxes and minority interests	**497 520**	**883 003**
Less: Loan loss provision	(144 634)	(174 835)
Less: Minority Interests	(3 067)	(9 518)
Profit before tax	**349 819**	**698 650**

Total consolidated assets as at 31st December 2002 amounted to EUR 54 095 692 thousand against EUR 52 840 070 thousand as at 31st December 2001, increasing by EUR 1 255 622 thousand (2.4%). Off-balance sheet items amounted to EUR 52 760 571 thousand as at 31st December 2002 compared with EUR 58 497 364 thousand at 31st December 2001, decreasing by EUR 5 736 793 thousand (9.8%).

Notes:

1. *Cash in hand and balances with Central Bank*

These amounted to EUR 857 521 thousand, a decreasing by EUR 1 624 396 thousand (65.5%).

2. *Treasury bills and other bills eligible for refinancing with Central Bank*

These amounted to EUR 131 773 thousand, decreasing by EUR 48 720 thousand or 27.0%.

3. *Due from financial institutions*

The total balance was EUR 5 844 200 thousand, down by EUR 1 696 073 thousand (22.5%). Demand deposits with credit institutions decreased by EUR 1 919 thousand (2.6%), whilst other loans decreased by EUR 1 694 154 thousand (22.7%).

4. Loans and advances to customers

Apart from loans, all other short and long term receivables from customers are included in this account.

Balance at:	31.12.2002	19 595 496	
Balance at:	31.12.2001	18 242 380	
Increase		**1 353 116**	**(7.4%)**

5. Investments

Total Group investments amounted to EUR 20 580 424 thousand, increasing by EUR 1 581 684 thousand (8.3%), arising from (amounts in EUR thousand):

Increase in investment in debt and fixed income securities	2 020 906	
Decrease in investment in shares and variable yield securities	(531 483)	
Increase in participating interests	92 261	
Total	**1 581 684**	**or 8.3%**

6. Tangible assets

Tangible assets amounted to EUR 950 037 thousand, recording an increase of EUR 283 495 thousand (42.5%), which was due to (amounts in EUR thousand):

Decrease in land	78 742
Increase in buildings	150 799
Increase in furniture and electronic equipment	(11 592)
Increase in other tangible assets	65 546
Total	**283 495**

7. Amounts owed to credit institutions

Amounts owed to credit institutions totalled EUR 4 195 601 thousand, up EUR 875 702 thousand (26.4%). Of these, demand deposits recorded an increase of EUR 14 394 thousand while time deposits increased by EUR 861 308 thousand.

8. Amounts owed to customers

These amounted to EUR 44 801 436 thousand, down EUR 11 175 thousand (0.02%),This difference is analysed below (amounts in EUR thousand):

Decrease in deposits	(710 212)	1.9%
Decrease in other obligations	(188 286)	48.7%
Increase in repos	887 323	14.0%
Total	**(11 175)**	0.02%

9. Debts evidenced by securities

These amounted to EUR 36 025 thousand at 31st December 2002, down EUR 50 459 thousand (58.3%).

10. Equity

Group equity, which includes goodwill on consolidation and minority interests, increased by EUR 6 033 thousand (0.2%) and totalled EUR 2 584 440 thousand (amounts in EUR thousand):

Total equity of the Group were as follows (amounts in EUR thousand):

Paid-up capital	1 043 419
Share premium account	32 393
Statutory reserve	188 273
Extraordinary reserves	119 387
Tax-exempt reserves	875 207
Treasury shares reserve	1 387
Fixed asset revaluation reserve	100 760
Fixed asset investment subsidies	500
Retained earnings	338 674
Consolidation differences	(146 886)
Minority interests	31 326
Total	**2 584 440**

TAX UNAUDITED YEARS OF GROUP COMPANIES		
S/N	COMPANY NAME	TAX UNAUDITED YEARS
1	NATIONAL SECURITIES S.A.	1999-2002
2	ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.	2001-2002
3	DIETHNIKH MUTUAL FUND MANAGEMENT S.A.	2002
4	NATIONAL MANAGEMENT AND ORGANISATION COMPANY (ETHNOKARTA)	2001-2002
5	ETHNIKI LEASING S.A.	2001-2002
6	ETHNIKI MUTUAL FUNDS	1992-2002
7	NATIONAL VENTURE CAPITAL S.A.	1999-2002
8	NORTHERN GREECE ETHNIKI ANAPTIKSIAKI S.A.	1995-2002
9	NBG BANCASSURANCE S.A.	1999-2002
10	I-VEN	2002
11	ATLANTIC BANK OF NEW YORK	2000-2002
12	NATIONAL BANK OF GREECE (CANADA)	2001-2002
13	THE SOUTH AFRICAN BANK OF ATHENS LTD	2001-2002
14	STOPANSKA BANKA A.D. SKOPJE	2002
15	UNITED BULGARIAN BANK	1997-2002
16	NBG CYPRUS LTD	2002
17	NATIONAL SECURITIES CYPRUS	2002
18	NBG MANAGEMENT SERVICES LTD	2000-2002
19	NBG INTERNATIONAL LTD	2001-2002
20	NBG INTERNATIONAL Inc	2000-2002
21	NBG I PRIVATE EQUITY LTD	2001-2002
22	NBG FINANCE Plc	2001-2002
23	INTERLEASE AD SOFIA	1997-2002
24	ETEBA BULGARIA AD	1999-2002
25	ETEBA ROMANIA SA	2000-2002
26	ETEBA ADVISORY SRL	2000-2002
27	ETEBA EMERGING MARKETS FUND LTD	1999-2002
28	ETEBA ESTATE FUND LTD	1999-2002
29	ETEBA VENTURE CAPITAL MANAGEMENT COMPANY LTD	1999-2002
30	NBG BALKAN FUND LTD	1999-2002
31	NBG GREEK FUND LTD	1999-2002
32	NBG INTERNATIONAL JERSEY LTD	2001-2002
33	NBG LUXEMBURG HOLDING SA	2002
34	NBG LUXFINANCE HOLDING SA	2002
35	NBG ASSET MANAGEMENT SAS	2002
36	NBG INTERNATIONAL ASSET MANAGEMENT SAS	2002

DATA OF GROUP ACCOUNTANTS AND AUDITORS				
S/N	**COMPANY NAME**	**COMPANY**	**ADDRESS**	**NAME**
01	NATIONAL SECURITIES S.A.	Deloitte & Touche	250-254, Kifisias Ave., 152 31 Athens	Nikolaos Sofianos
02	ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.	SOL SA.E.	3, Phokionos Negri Str., 112 57 Athens	Georgios Varthalitis
03	DIETHNIKH MUTUAL FUND MANAGEMENT S.A.	Deloitte & Touche	250-254, Kifisias Ave., 152 31 Athens	Sofia Konstantinou
04	NATIONAL MANAGEMENT AND ORGANISATION COMPANY (ETHNOKARTA)	Deloitte & Touche	250-254, Kifisias Ave., 152 31 Athens	Nikolaos Sofianos
05	ETHNIKI LEASING S.A.	Deloitte & Touche	250-254, Kifisias Ave., 152 31 Athens	Emmanuel Pelides
06	ETHNIKI MUTUAL FUNDS	International Auditing S.A.	120, Vas. Sofias Ave., 115 26 Athens	Ioannis Mandridis
07	NATIONAL VENTURE CAPITAL S.A.	Deloitte & Touche	250-254, Kifisias Ave., 152 31 Athens	Panagiotis Zafiropoulos
08	NORTHERN GREECE ETHNIKI ANAPTIKSIAKI S.A.	International Auditing S.A.	120, Vas. Sofias Ave., 115 26 Athens	Ioannis Mandridis
09	NBG BANCASSURANCE S.A.	Deloitte & Touche	250-254, Kifisias Ave., 152 31 Athens	Emmanuel Pelides
10	I-VEN	Deloitte & Touche	250-254, Kifisias Ave., 152 31 Athens	Panagiotis Zafiropoulos
11	ATLANTIC BANK OF NEW YORK	Deloitte & Touche	1633 Broadway New York, NY 10019, USA	Steve Herbert
12	NATIONAL BANK OF GREECE (CANADA)	Deloitte & Touche	1, Place Ville Marie, Suite 3000 Montreal, QC H3B 4T9, CANADA	Nick Capanna
13	THE SOUTH AFRICAN BANK OF ATHENS LTD	Deloitte & Touche	Building 8, The Woodlands, Woodlands Drive, Woodmead, Sandton, Postal Address: Private Bag X6, Gallo Manor 2052, SOUTH AFRICA	Clive Beaver
14	STOPANSKA BANKA AD	Deloitte & Touche	27 March 5/3, 1000 Skopje, FYROM MACEDONIA	Mihail Sfetenovski
15	UNITED BULGARIAN BANK AD (UBB)	Deloitte & Touche	9, Fridtjof Nansen Str., Sofia 1000, BULGARIA	Momchil Cherganski
16	NATIONAL BANK OF GREECE (CYPRUS) LTD	KPMG	Elma House, 10, Mnasiadou Str., 1065 Nicosia, CYPRUS	Angelos Gregoriades
17	NATIONAL SECURITIES CO (CYPRUS) LTD	PriceWaterhouseCoopers	Eleneion Building, Themistokli Dervi 3, 1066 Nicosia, CYPRUS	Konstantinos Papadopoulos
18	NBG MANAGEMENT SERVICES LTD	Deloitte & Touche	Eftapatou court ap. 256, Makarios Avenue, 3105 Limassol, CYPRUS	Charalambos Loizides
19	NBG INTERNATIONAL	Deloitte & Touche	Stonecutter Court, 1 Stonecutter Street, London, EC4A 4TR, UNITED KINGDOM	Cliff Rana
20	NBGI Inc	Deloitte & Touche	Two World Financial Center, New York, NY 10281- 1414, USA	Marc Casey Symons
21	NBGI Private Equity LTD	Deloitte & Touche	Stonecutter Court, 1 Stonecutter Street, London, EC4A 4TR, UNITED KINGDOM	Cliff Rana
22	NBG FINANCE	Deloitte & Touche	Stonecutter Court, 1 Stonecutter Street, London, EC4A 4TR, UNITED KINGDOM	Cliff Rana
23	INTERLEASE AD SOFIA	Deloitte & Touche	9 Fridtjof Nansen Str., Sofia 1000, BULGARIA	Raichev Vasko
24	ETEBA BULGARIA AD	Deloitte & Touche	9 Fridtjof Nansen Str., Sofia 1000, BULGARIA	Raichev Vasko
25	ETEBA ROMANIA S.A.	DFK ROMANIA SRL	39, Washington Str., 712411 Bucharest, Sector 1, ROMANIA	Cojocaru Mihaela
26	ETEBA ADVISORY SRL	DFK ROMANIA SRL	39, Washington Str., 712411 Bucharest, Sector 1, ROMANIA	Cojocaru Mihaela
27	ETEBA EMERGING MARKETS FUND LTD	KITTIS TROKOUDIS	8, Mich. Karaoli Str., Anemomylos Offices Suite 104, 1687 Nicosia, CYPRUS	Anthoulis Trokoudis
28	ETEBA ESTATE FUND LTD	KITTIS TROKOUDIS	8, Mich. Karaoli Str., Anemomylos Offices Suite 104, 1687 Nicosia, CYPRUS	Anthoulis Trokoudis
29	ETEBA VENTURE CAPITAL MANAGEMENT COMPANY LTD	KITTIS TROKOUDIS	8, Mich. Karaoli Str., Anemomylos Offices Suite 104, 1687 Nicosia, CYPRUS	Anthoulis Trokoudis
30	NBG BALKAN FUND LTD	PriceWaterhouseCoopers	Julia House, 3, Themistocli Dervi Str., 1066 Nicosia, CYPRUS	Marios Nikolaidis
31	NBG GREEK FUND LTD	PriceWaterhouseCoopers	Julia House, 3, Themistocli Dervi Str., 1066 Nicosia, CYPRUS	Marios Nikolaidis
32	NBGI JERSEY LIMITED	Deloitte & Touche	Lord Coutanche House, 66-68 Esplanade, St Helier, Channel Islands, UNITED KINGDOM	Simon Radford
33	NBG LUXEMBOURG HOLDING SA	PriceWaterhouseCoopers	400, Route d' Esch, B.P. 1443, LUXEMBOURG	Olivier Goiot
34	NBG LUXFINANCE HOLDING SA	PriceWaterhouseCoopers	400, Route d' Esch, B.P. 1443, LUXEMBOURG	Olivier Goiot
35	NBG ASSET MANAGEMENT SAS	Deloitte & Touche	185, Avenue Charles de Gualle, 92524 Neuilly-sur-Seime cedex, FRANCE	Jean-Pierre Vercamer
36	NBG INTERNATIONAL ASSET MANAGEMENT SAS	Deloitte & Touche	185, Avenue Charles de Gualle, 92524 Neuilly-sur-Seime cedex, FRANCE	Jean-Pierre Vercamer

Note to Shareholders from the Chairman of the NBG Audit Committee

The NBG Audit Committee, set up on 28 May 1999, is composed of five full members – Messrs. G. Lanaras, N. Kalogeropoulos, P. Lambropoulos, A. Karabelas and P. Mylonas – and three substitute members – Messrs. G. Tsouyopoulos, T. Pliakos and H. Hortarias. By decision of the Bank's Board of Directors, Mr N. Kalogeropoulos was replaced on 24 May 2002 by Mr V. Konstantakopoulos, and Mr H. Hortarias was replaced, with the reconstitution of the Committee on 15 November 2002, by Mr M. Oratis. Pursuant to L. 3016/17.5.2002, as amended by L. 3071/24.12.2002, executive, non-executive and independent non-executive members were appointed to the Board of the Bank. Members of the Audit Committee who also sit on the NBG Board include non-executive directors G. Lanaras, V. Konstantakopoulos and independent non-executive directors P. Lambropoulos and G. Tsouyopoulos. Furthermore, members of senior management who sit on the Audit Committee (i.e. A. Karabelas, T. Pliakos, P. Mylonas and M. Oratis) are not responsible for the approval or conduct of the Bank's transactions. Lastly, by 30 June 2003, the composition and function of the Audit Committee will be codified and include corresponding adjustments.

The Audit Committee, which convened three times in 2002, is responsible, inter alia, for the supervision, on behalf of the Board of Directors, of financial reporting. Within the context of its responsibilities, the Audit Committee liaised with the internal and external auditors on the scope and specific conduct of their audits. The Audit Committee reviewed the consolidated financial statements of the Bank as well as the adequacy of the System of Internal Controls.

It is noted that no concerns were raised during the briefings to the Audit Committee by the internal and external auditors regarding the results of their audits, their assessment of the System of Internal Controls, and the general quality of the financial reporting produced by the Bank. Members of Executive Management were not present at these meetings, which are designed to enable the internal and external auditors to inform the Audit Committee directly of any matter related to NBG affairs that they consider necessary for review.

Besides the Bank's Auditor General, who attended all the Audit Committee's meetings, the Audit Committee invited over the course of the year the General Manager of the Retail Banking Division, the Group Treasurer, and the Managers of the Corporate Financing Division and the Financial and Management Accounting Division. The agendas included matters related to retail banking, consumer products, market risk and Dealing Room products, and credit risk and financing. Matters related to the accuracy and reliability of financial reporting were also discussed. Furthermore, the CFO of Ethniki Hellenic General Insurance S.A., reported to the Committee on Ethniki's activities, results, strategy and outlook.

Athens, 18 April 2003
G. Lanaras

Chairman of the Audit Committee

The following table sets forth the names forth the names and positions of the individuals to which the provisions of Article 8 of the Committee decision 5/204/14.11.2000 apply:

Individuals mentioned under par. I (a), (b), (c) of article 8

Theodoros V. Karatzas	Governor and Chairman
Theodoros Pantalakis	Deputy Governor
Andreas Sp. Vranas	Deputy Governor
Apostolos St. Tamvakakis	Deputy Governor
Panagiotis Al. Zarras	Member of the Board of Directors (under employment contract)
Ioannis P. Panagopoulos	Member of the Board of Directors (under employment contract)
Agisilaos D. Karabelas	General Manager of Legal Services
Anthimos C. Thomopoulos	General Manager of the Financial & Management Accounting Division
Georgios I. Paschas	General Inspector
Alexandros G. Stavrou	Head of the Secretariat Division
Miltiades Stathopoulos	Head of the Legal Division
Ioannis P. Kyriakopoulos	Head of the Accounting and Management Accounting Division
Pavlos Mylonas	Head of the Strategic Planning and Research Division
Michael A. Frousios	Head of Shareholders Relations
Spyros D. Koronakis	Auditor SOL SA
Vassilios D. Papageorgakopoulos	Auditor SOL SA
Georgios D. Kambanis	Auditor Deloitte & Touche

Divisions of the Bank involved in brokerage activities

Investments and Capital Market Division
Treasury Division
Cash and Securities Division
Domestic Affiliates Division

Associated companies involved in brokerage activities (apart from institutional investors)

ASTIR PALACE VOULIAGMENI HOTEL SA
NATIONAL SECURITIES SA
DIETHNIKI MUTUTAL FUNDS MANAGEMENT
ETHNODATA COMPUTERISATION AND ORGANISATION SERVICES SA
NATIONAL MANAGEMENT AND ORGANIZATION
ETHNIKI KEFALAIOU
EAKTE
NBG REAL ESTATE AND GENERAL WAREHOUSES

CONTACT INFORMATION

NATIONAL BANK OF GREECE S.A.

Eolou 86, 102 32 Athens

Tel.: +30 210 3341000 Fax: +30 210 4806510 telex: 021/4931-38 NBG GR http://www.nbg.gr

	TELEPHONE	TELEFAX	WEBSITE
SHAREHOLDER ENQUIRIES:			
Secretariat Division	+30 210-3343411-2	+30 210 3343404	www.nbg.gr
Domestic shareholders	+30 210-3343417	+30 210-3343406	
	+30 210 3343425		
Overseas shareholders	+30 210 3343426	+30 210 3343410	
	+30 210 3343422		
	+30 210 3343414		
Overseas stock-exchange relations	+30 210 3343494	+30 210 3343449	
SPECIAL BANKING SERVICES:			
Investor Relations	+30 210 3342051/1637	+30 210 3341670	www.nbg.gr
Treasury Division	+30 210 3328801-4	+30 210 3328850	
Dealing-Room	+30 210 3328815-7	+30 210 3328678	
International Division I:			
Southeast Europe and Eastern Mediterra-	+30 210 3695931-2	+30 210 3695930	
nean	+30 210 3340581-2	+30 210 3340570	
International Division II	+30 210 3340222/0229	+30 210 3340469/223	
Other countries	+30 210 3340454		
Correspondent Banking	+30 210 3340229		
Payment systems			
Private Banking Division	+30 210 3664144	+30 210 3664140	
Private Banking Branch	+30 210 3347934/7939	+30 210 3347940	
Commercial Credit Division	+30 210 7727551/336	+30 210 7727447	
Trade Credit Division	+30 210 7727677	+30 210 7727688	
Corporate Financing Division	+30 210 3341122	+30 210 3341179	
Mortgage Lending Division	+30 210 3695323	+30 210 3695350	
Consumer Credit Division	+30 210 9306201-2	+30 210 9306233	
Shipping Finance Division	+30 210 4144101	+30 210 4144120	
Shipping Branch	+30 210 4144000	+30 210 4144005	
INVESTMENT BANKING SERVICES:			
Investment Division	+30 210 3340385	+30 210 3340384	www.nbg.gr
Project Finance Division	+30 210 3223385	+30 210 3296393	
Consultancy Division	+30 210 3296472	+30 210 3296253	
National Investment S.A.	+30 210 3228401/8536	+30 210 3223425	www.ethnex.gr
STOCKBROKING SERVICES: National Securities S.A.	+30 210 3328500	+30 210 3328565	www.e-x.gr
CUSTODIAN SERVICES:			
Domestic customers	+30 210 3340261/0267	+30 210 3340273	www.nbg.gr
Overseas customers	+30 210 3340281/0283	+30 210 3340311	
VENTURE CAPITAL SERVICES:			
NBG Venture Capital S.A.	+30 210 3319560	+30 210 3319569	www.nbgvc.gr
National Regional Development Co. of Northern Greece S.A.	+30 2310 540480	+30 2310 540564	
LEASING SERVICES: Ethniki Leasing S.A.	+30 210 6456193-7	+30 210 6456198	www.ethnolease.gr
FACTORING SERVICES: Commercial Credit Division	+30 210 3348312 +30 210 3348306-7	+30 210 3348318	www.nbg.gr
MUTUAL FUNDS: Diethniki Mutual Fund Management S.A.	+30 210 3311400	+30 210 3218514	www.diethniki.gr
CREDIT CARD SERVICES: National Management & Organization Co. S.A.	+30 210 9503500	+30 210 9503070	www.ethnokarta.gr
INSURANCE SERVICES: Ethniki Hellenic General Insurance Co. S.A.	+30 210 3299000	+30 210 3236101	www.ethniki-asfalistiki.gr
REAL ESTATE AND STORAGE SER- VICES: Ethniki Kefalaiou S.A. National Real Estate S.A. EKTENEPOL Urban Planning S.A.	+30 210 3340850 +30 210 3217713/7717 +30 210 3210558	+30 210 3217905 +30 210 3217877 +30 210 3213011	www.ethnodata.gr/ethnak

COMPUTING SERVICES: Ethnodata S.A.	+30 210 4806771	+30 210 4806815	www.ethnodata.gr
INTERNET BANKING: Help Desk	+30 210 9479999	+30 210 9479777	www.nbg.gr

INTERNATIONAL OFFICES:	**TELEPHONE** (from Greece)	**TELEFAX**	**WEBSITE**
ALBANIA			
Tirana	(0035542) 33612 33621-4	33 613	www.nbg.gr
AUSTRALIA			
Melbourne	(00613) 96700563-4	96421451	www.nbg.gr
Sydney	(00612) 92477456-7	92514321	
BULGARIA			
Sofia	(003592) 9802995-7	9814184	www.nbg.gr
CANADA			
National Bank of Greece (Canada)	(001514) 9541522	9541224	www.nbgbank.com
EGYPT			
Cairo	(00202) 7361772	7368530	www.nbg.gr
FRANCE			
Paris	(00331) 53770202	42892750	www.nbg.gr
GERMANY			
Frankfurt	(004969) 25500	2550225-6	www.nbg.gr
NETHERLANDS			
Amsterdam	(003120) 6120674	4207513	www.nbg.gr
ROMANIA			
Bucharest	(004021) 3300992 3303457	3301945	www.nbg.ro
SWEDEN			
Stockholm	(00468) 6114863	6117118	
TURKEY			
Istanbul	(0090212) 2906330-4	2906335	
UNITED KINGDOM			
London	(0044207) 6263222	9290989	www.nbg.gr
Channel Islands (Guernsey)	(00441481) 720800	711710	
YUGOSLAVIA			
Belgrade	(0038111) 3025910	3025936	www.nbg.gr

INTERNATIONAL SUBSIDIARY BANKS:			
BULGARIA			
United Bulgarian Bank AD (UBB), Sofia	(003592) 8112800	9880822	www.ubb.bg
Interlease A.D., Sofia	(003592) 9817035	9810718	www.interlease.bg
CYPRUS National Bank of Greece (Cyprus) LTD	(003572) 840000	762080	
FYROM Stopanska Banka a.d., Skopje	(003892) 295295	114503	www.stb.com.mk
ROMANIA Garanta S.A. (Insurance)	(004021) 3079971	3079970	www.garanta.ro
SOUTH AFRICA The South African Bank of Athens Ltd	(002711) 8321211	8381001	
UNITED KINGDOM NBG International Ltd, London (financial and investment consulting)	(0044207) 6615656	6615667	www.nbgiprivateequity.co.uk.
U.S.A. Atlantic Bank of New York	(001212) 6955400	5632729	www.abny.com

ANNUAL REPORT ENQUIRIES:			www.nbg.gr
Strategic Planning and Research Division	+30 210 3341522	+30 210 3341702	
Financial & Management Accounting Division	+30 210 3695702	+30 210 3695777	



NATIONAL BANK
OF GREECE
www.nbg.gr

ISSN: 1109-4346